
Voya Retirement Insurance and Annuity Company
Variable Annuity Account B
May 1, 2021 Prospectus
for the

Voya *express* Retirement Variable Annuity


The contract described in this prospectus is a single premium deferred individual variable annuity contract (the "contract") issued by Voya Retirement Insurance and Annuity Company (the "Company," "we," "us" and "our"). It is intended to be used by retirement plan participants who want to roll over their interest in the employer sponsored retirement plan group variable annuity with a similar minimum guaranteed withdrawal benefit (the "Group Contract") into either a traditional Individual Retirement Annuity ("IRA") under Section 408(b) of the Internal Revenue Code of 1986, as amended (the "Tax Code") a Roth IRA under Tax Code Section 408A.

Why Reading this Prospectus is Important. This prospectus sets forth the information you ought to know before investing. You should read it carefully and keep it for future reference.

Investment Options. The contract currently offers one investment option after the Right to Examine Period. This option is a Sub-account of Variable Annuity Account B (the "Separate Account"), which invests in the Voya Retirement Moderate Portfolio. Unless required otherwise by state law, Premium will be allocated to the Sub-account that invests in the Voya Government Money Market Portfolio during the Right to Examine Period. See page 9.

Right to Examine Period. You may return the contract within 15 days of its receipt (or longer as required by state law). If so returned, unless otherwise required by law in the state in which the contract was issued, we will promptly pay you the Accumulation Value plus any charges that we may have deducted. Where applicable, this amount may be more or less than the Premium paid, depending on the investment results of the Sub-account. See page 31.

How to Reach Us. To reach Customer Service:
- Call: 1-800-584-6001
- Write: P.O. Box 990063, Hartford, CT 06199-0063
- Visit: www.voya.com.

Getting Additional Information. You may obtain the May 1, 2021, Statement of Additional Information ("SAI") for the contract without charge by contacting Customer Service at the telephone number and address shown above. The SAI is incorporated by reference into this prospectus, and its table of contents appears on page 44. You may also obtain a prospectus or SAI for any of the Funds without charge in the same way. This prospectus, the SAI and other information about the Separate Account may be obtained without charge by accessing the Securities and Exchange Commission ("SEC") website, www.sec.gov. The reference number assigned to the contract is 333-167182. **If you received a summary prospectus for an underlying Fund available through the contract, you may obtain a full prospectus and other information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Fund's summary prospectus.**

Internet Availability of Fund Shareholder Reports. Beginning on January 1, 2021, as permitted by regulations adopted by the SEC, paper copies of the shareholder reports for the funds available under your contract will no longer be sent by mail, unless you specifically request paper copies of the reports from the Company. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. If available, you may elect to receive shareholder reports and other communications from the Company electronically by contacting Customer Service.

You may elect to receive all future reports in paper free of charge. You can inform the Company that you wish to continue receiving paper copies of your shareholder reports by calling 1-800-283-3427. Your election to receive reports in paper will apply to all funds available under your contract.

Additional Disclosure Information. Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different than that contained in this prospectus.

The contract described in this prospectus is not a deposit with, obligation of or guaranteed or endorsed by any bank, nor is it insured by the Federal Deposit Insurance Corporation ("FDIC"). The contract is subject to investment risk, including the possible loss of the principal amount invested.

We may pay compensation to broker/dealers whose registered representatives sell the contract. See page 31.

Contents

Glossary

This glossary defines some of the important terms used throughout this prospectus that have special meaning. The page references are to sections of the prospectus where more information can be found.

Accumulation Value – The sum of the value of your investment in each available Sub-account.   See page 16.

Annuitant – The individual upon whose life the Minimum Guaranteed Withdrawal Benefits, Death Benefit and Annuity Payments are based. See page 14.

Annuity Commencement Date – The date on which Annuity Payments commence. See page 27.

Annuity Payments – Periodic Annuity Plan payments made by us to you or, subject to our consent, to a payee designated by you. See page 27.

Annuity Plan – An option elected by you, or the contractually designated default option if none is elected, that determines the frequency, duration and amount of Annuity Payments. See page 27.

Beneficiary – The individual or entity you select to receive the Death Benefit. See page 14.

Business Day –Any day that the New York Stock Exchange ("NYSE") is open for trading, exclusive of federal holidays, or any day the SEC requires that mutual funds be valued.

Cash Surrender Value – The amount you receive upon Surrender of the contract, which equals the Accumulation Value minus any applicable charges. See page 23.

Contract Anniversary – The same day and month each year as the Contract Date. If the Contract Date is February 29th, in non-leap years, the Contract Anniversary shall be March 1st.

Contract Date – The date on which the contract is issued.

Contract Year – The period beginning on a Contract Anniversary (or, in the first Contract Year only, beginning on the Contract Date) and ending on the day preceding the next Contract Anniversary.

Death Benefit – The amount payable to the Beneficiary upon death of the Annuitant (1) prior to the Annuity Commencement Date and before the contract enters Lifetime Automatic Periodic Benefit Status, or (2) while the Table 2 Annuity Plan is in effect and before the contract enters Lifetime Automatic Periodic Benefit Status. See page 25.

Excess Transfer – If more than one Sub-account is available for investment at any one time, any transfer between available Sub-accounts after 12 transfers have occurred within any Contract Year.

Excess Transfer Charge – The charge we may access on each Excess Transfer. See page 12.

Excess Withdrawal – Any Withdrawal taken before commencement of the Lifetime Withdrawal Phase or any Withdrawal in a Contract Year on or after the Lifetime Withdrawal Phase has begun that exceeds the then current Maximum Annual Withdrawal (MAW). See page 17.

Fund – The mutual fund in which a Sub-account invests. See page 9.

General Account – An account that holds the assets that support our general insurance, annuity and corporate obligations. All guarantees and benefits provided under the contract that are not related to the Separate Account are subject to the claims of our creditors and the claims paying ability of the Company and our General Account.

Joint and Survivor MGWB – The Minimum Guaranteed Withdrawal Benefit payable for the life of the Annuitant and the life of the Annuitant's spouse (as defined under federal law).

Lifetime Automatic Periodic Benefit Status – A period during which we will pay you MGWB Periodic Payments. See page 21.

Lifetime Withdrawal Eligibility Age – Age 62. The age of the Annuitant on or after which you may begin the Lifetime Withdrawal Phase. See page 18.

Lifetime Withdrawal Phase – The period under the Minimum Guaranteed Withdrawal Benefit during which the Maximum Annual Withdrawal is calculated and available for Withdrawal (see pages 16 and 18). The Lifetime Withdrawal Phase begins on the date of the first Withdrawal on or after the date the Annuitant reaches age 62, the Lifetime Withdrawal Eligibility Age. See page 18.

Maximum Annual Withdrawal or "MAW" – Based on the Annuitant's age, the maximum amount available for Withdrawal from the contract under the Minimum Guaranteed Withdrawal Benefit in any Contract Year without reducing the MGWB Base in future Contract Years. See page 19.

MGWB Base – The factor that is used to calculate the MAW and the charge for the Minimum Guaranteed Withdrawal Benefit. The MGWB Base on the Contract Date will equal the Annuitant's MGWB Base under the Group Contract that is rolled over into the contract. The MGWB Base has no cash value. See page 16.

MGWB Charge – The charge deducted from the Accumulation Value for the MGWB. See page 12.

MGWB Periodic Payments – The payments that occur after the contract enters the Lifetime Automatic Periodic Benefit Status. See page 22.

Minimum Guaranteed Withdrawal Benefit or MGWB – The benefit available after the Annuitant reaches the Lifetime Withdrawal Eligibility Age that guarantees that the Annuitant (and the Annuitant's spouse if a joint and Survivor MGWB has been elected) will have a pre-determined amount, the MAW, available for Withdrawals from the contract each Contract Year, even if the Accumulation Value is reduced to zero (other than by Excess Withdrawal or Surrender). See page 16.

Net Return Factor – The value that reflects: (1) the investment experience of a Fund in which a Sub-account invests; and (2) the charges assessed against that Sub-account during a Valuation Period. See page 16.

Notice to Us – Notice made in a form that: (1) is approved by or is acceptable to us; (2) has the information and any documentation we determine in our discretion to be necessary to take the action requested or exercise the right specified; and (3) is received by us at Customer Service at the address specified on page 1. Under certain circumstances, we may permit you to provide Notice to Us by telephone or electronically.

Notice to You – Written notification mailed to your last known address. A different means of notification may also be used if you and we mutually agree. When action is required by you, the time frame and manner for response will be specified in the notice.

Owner – The individual (or entity) that is entitled to exercise the rights incident to ownership. The terms "you" or "your," when used in this prospectus, refer to the Owner. See page 14.

Premium – The single payment made by you to us to put the contract into effect. See page 15.

Proof of Death – The documentation we deem necessary to establish death, including, but not limited to: (1) a certified copy of a death certificate; (2) a certified copy of a statement of death from the attending physician; (3) a finding of a court of competent jurisdiction as to the cause of death; or (4) any other proof we deem in our discretion to be satisfactory to us. See page 25.

Ratchet – An increase to the MGWB Base equal to the amount by which the Accumulation Value on the applicable Ratchet Date is greater than the MGWB Base on such Ratchet Date. See page 18.

Ratchet Date – The applicable date on which the Ratchet is to occur. See page 18.

Right to Examine Period – The period of time during which you have the right to return the contract for any reason, or no reason at all, and receive the amount described in the Right to Examine and Return the Contract section of this prospectus. See page 31. Exercise of the Right to Examine will result in termination of the contract, including the MGWB.

Separate Account – Variable Annuity Account B. The Separate Account is a segregated asset account that supports variable annuity contracts. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940 and it also meets the definition of "separate account" under the federal securities laws.

Specially Designated Sub-account – A Sub-account that is used as a "holding" account or for administrative purposes. The Specially Designated Sub-account is designated by us and is currently the Voya Government Money Market Portfolio.

Sub-account – A division of the Separate Account that invests in a Fund.

Surrender – A transaction in which the entire Cash Surrender Value is taken from the contract. See page 23.

Valuation Period – The time from the close of regular trading on the NYSE on one Business Day to the close of regular trading on the next succeeding Business Day.

Withdrawal – A transaction in which only a portion of the Cash Surrender Value is taken from the contract. Annuity Payments under the Table 2 Annuity Plan are treated as Withdrawals, as are required minimum distributions made in accordance with the requirements of Section 408(b)(3) or 408(a)(6) of the Tax Code and the Treasury regulations thereunder. See pages 23 and 27.

Synopsis – The Contract

This synopsis reviews some important things that you should know about the contract. We urge you to read the entire prospectus for complete details. This Synopsis is designed only as a guide. Certain features and benefits may vary depending on the state in which your contract is issued.

The contract is a single premium deferred individual variable annuity with a Minimum Guaranteed Withdrawal Benefit. The contract will be used as a rollover vehicle for interests in an employer sponsored retirement plan group variable annuity contract, also issued by the Company and which also offers a similar minimum guaranteed withdrawal benefit (hereinafter referred to as the "Group Contract"). As a rollover vehicle, the single premium will equal the individual account value rolled from the retirement plan Group Contract and the Maximum Annual Withdrawal Percentage and the MGWB Base will also be equal to the same amounts in the retirement plan Group Contract. **The contract will be issued as either a traditional Individual Retirement Annuity ("IRA") or as a Roth IRA, depending on the type of account being rolled into the contract from the employer sponsored retirement plan Group Contract.**

There is no minimum Premium amount, however, the minimum MGWB Base that may be rolled over into the contract is $5,000. No additional premiums are allowed after acceptance of the single Premium.

You can use the contract to preserve the MGWB and other accrued benefits from the retirement plan Group Contract following a distributable event (e.g. retirement, severance from employment, disability and death) under the Annuitant's employer sponsored retirement plan. The contract is not meant to be used to meet short-term financial goals and you should roll over your interest in the Group Contract only if the contract's MGWB, and other features and benefits are suitable for you. Do not roll over your interest in the Group Contract if you do not need the retirement income for life offered by the MGWB. When considering an investment in the contract, you should consult with your investment professional about your financial goals, investment time horizon and risk tolerance. See page 15.

THE CONTRACT

How does the contract work?
The contract is between you and us. You pay premium into your contract, which premium is rolled over from your retirement plan's Group Contract, and we agree to make payments to you, starting upon election of MAW payments under the MGWB or when you elect to begin receiving Annuity Payments.

The contract has an accumulation phase and an income phase.

During the **accumulation phase**, your contract's value, which we refer to as the Accumulation Value can increase or decrease, based upon the performance of the underlying investment option(s) to which your Accumulation Value is allocated. Currently, unless otherwise required by state law, your Premium is allocated to the Voya Government Money Market Portfolio during the Right to Examine Period and then automatically reallocated to the Voya Retirement Moderate Portfolio. Different investment options may be available in the future. See page 9.

Because earnings under the contract are tax-deferred, you do not pay taxes on the earnings until the money is paid to you because of a Withdrawal (including Withdrawals under the MGWB), Annuity Payments or Surrender. Special rules apply to taxation of amounts invested in a Roth IRA. See page 36.

During the **income phase**, we begin to pay money to you. The income phase begins upon election of MAW payments under the MGWB or when you elect to begin receiving Annuity Payments.

The contract includes a minimum guaranteed withdrawal benefit, or MGWB, which generally provides, subject to certain restrictions and limitations, that we will guarantee MAW payments for the lifetime of the Annuitant in the case of a single life MGWB or for the life of the Annuitant and the Annuitant's spouse in the case of a Joint and Survivor MGWB, even if these withdrawals deplete your Accumulation Value to zero. It is important to note that Excess Withdrawals (as described more fully on page 17) will decrease the value of the MGWB and may, if applicable, result in the loss of the MGWB. This is more likely to occur if such withdrawals are made during periods of negative market activity. For more information about the MGWB, and how withdrawals can affect this benefit, see page 16. While you are receiving MAW payments, your Accumulation Value can increase or decrease, based upon the performance of the underlying Fund(s) in which your Accumulation Value is allocated.

If you elect to begin receiving Annuity Payments instead of MAW payments, we use Accumulation Value of your contract to determine the amount of income you receive. Depending on the Annuity Plan you choose, you can receive payouts for life or for a specific period of time. You select the date the payouts start, which we refer to as the Annuity Commencement Date, and how often you receive them. See page 27 for more information about Annuity Payments and Annuity Plans available to you.

What happens if I die?
The contract has a death benefit that pays money to your Beneficiary if the Annuitant dies. The death benefit is equal to the Accumulation Value. For more information about the death benefit, see page 25.

FEES AND EXPENSES

What fees and/or charges do you deduct from my contract?
You will pay certain fees and charges while you own the contract, and these fees and charges will be deducted from your Accumulation Value. The amount of the fees and charges depend on your Accumulation Value (for the Mortality and Expense Risk Charge), your MGWB Base (for the MGWB Charge) and each underlying Fund's fees and charges. For specific information about these fees and charges, see page 7.

TAXES

How will payouts and withdrawals from my contract be taxed?
The contract is tax-deferred, which means you do not pay taxes on the contract's earnings until the money is paid to you. When you make a withdrawal (including MGWB withdrawals), you pay ordinary income tax on the accumulated earnings. Annuity Plan payments are taxed as annuity payments, which generally means that only a portion of each payment is taxed as ordinary income. You may pay a federal income tax penalty on earnings you withdraw before age 59½. See page 36 for more information. Your contract may also be subject to a premium tax, which depends on your state of residency. See page 11 for more information.

Does buying an annuity contract in a retirement plan provide extra tax benefits?
No. Buying an annuity contract within an IRA or other tax-deferred retirement plan doesn't give you any extra tax benefits, because amounts contributed to such plans are already tax-deferred. Choose to purchase the contract based on its other features and benefits as well as its risks and costs, not its tax benefits.

OTHER INFORMATION

Order Processing: In certain circumstances, we may need to correct the pricing associated with an order that has been processed. In such circumstances, we may incur a loss or receive a gain depending upon the price of the fund when the order was executed and the price of the fund when the order is corrected. Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.

What else do I need to know?
We may change your contract from time to time to follow federal or state laws and regulations. If we do, we will provide Notice to You of such changes in writing.

Compensation: We may pay the broker-dealer for selling the contract to you. Your broker-dealer also may have certain revenue sharing arrangements or pay its personnel more for selling the contract than for selling other annuity contracts. See page 31 for more information.

Right to Examine the Contract: You may cancel the contract by returning it within 15 days of receiving it (or a longer period if required by state law). See page 31 for more information.

State Variations: Due to state law variations, the options and benefits described in this prospectus may vary or may not be available depending on the state in which the contract is issued. Possible state law variations include, but are not limited to, minimum Premium and MGWB Base amounts, investment options, issue age limitations, Right to Examine rights, annuity payment options, ownership and interests in the contract and assignment privileges. This prospectus describes all the material features of the contract. To review a copy of the contract and any endorsements, contact Customer Service.

Synopsis – Fees and Expenses

The following tables describe the fees and charges that you will pay when buying, owning, and surrendering the contract.

Maximum Transaction Charges

This item shows the maximum transactional fees and charges that you will pay if more than one Sub-account is available at any time and you transfer Accumulation Value between Sub-accounts. Premium taxes ranging from 0.0% to 3.5% may also be deducted.

Excess Transfer Charge[1]	$50

Maximum Periodic Fees and Charges

This item describes the maximum recurring fees and charges that you will pay periodically during the time that you own the contract, not including underlying Fund fees and expenses.

Maximum Annual Administrative Charge[2]	$80

Separate Account Annual Expenses

Maximum Mortality and Expense Risk Charge[3] (as a percentage of Accumulation Value)	1.50%
Maximum MGWB Charge[4] (as a percentage of the MGWB Base)	2.00%
Maximum Total Separate Account Annual Expenses (as a percentage of Accumulation Value[5])	3.50%

Fund Fees and Expenses

This item shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time you own the contract. The minimum and maximum expenses listed below are based on expenses for the Funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. Expenses of the funds may be higher or lower in the future. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

	Minimum	Maximum
Total Annual Fund Operating Expenses (expenses that are deducted from Fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses.)	0.59%[6]	0.76%[7]

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1. The charge is assessed on each transfer between Sub-accounts after 12 during a Contract Year (which we refer to as an Excess Transfer). Because only one Sub-account is currently available after the Right to Examine Period this charge is currently not applicable.
2. The current charge may be less than the maximum amount shown.
3. This charge is accrued and deducted on Business Days as a percentage of and from the Accumulation Value in each Sub-account. The current charge may be less than the maximum amount shown.
4. This charge is for the MGWB and is calculated and accrued each Business Day but deducted quarterly from the Accumulation Value in each Sub-account. The current charge may be less than the maximum amount shown. For more information, please see pages 12 and 16.
5. Assuming that your Accumulation Value equals your MGWB Base at the time of purchase. Yours may not be equal and so your total percentage may be higher or lower depending on your MGWB Base.
6. This is the amount for the Voya Retirement Moderate Portfolio (Class I), which is the only Fund currently available after the Right to Examine Period.
7. This is the amount for the Voya Government Money Market Portfolio (Class S), which is used for administrative purposes during the Right to Examine Period.

Examples

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include the annual Administrative Charge of $80 (converted to a percentage of assets equal to 0.80%), and the maximum Separate Account annual expenses and Fund fees and expenses.

The examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assumes the maximum Fund fees and expenses. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Example 1: If you Surrender or annuitize your Contract at the end of the applicable time period

1 year	3 years	5 years	10 years
$506	$1,525	$2,543	$5,082

Example 2: If you do not Surrender your Contract

1 year	3 years	5 years	10 years
$506	$1,525	$2,543	$5,082

Condensed Financial Information

As of December 31, 2016, the Variable Annuity Account B Sub-accounts available under the contract did not have any assets attributable to the contract. Therefore, no condensed financial information is presented herein.

Financial Statements

The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account B and the consolidated financial statements and the related notes to consolidated financial statements for Voya Retirement Insurance and Annuity Company are located in the Statement of Additional Information.

Voya Retirement Insurance and Annuity Company

Organization and Operation

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us" and "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits.   All guarantees and benefits provided under the contracts that are not related to the Separate Account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002 until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013 the common stock of Voya began trading on the New York Stock Exchange ("NYSE") under the symbol "VOYA."

We are engaged in the business of issuing insurance and annuities and providing financial services in the United States. We are authorized to conduct business in all states, the District of Columbia, Guam, Puerto Rico and the Virgin Islands. Our principal executive offices are located at:


One Orange Way
Windsor, CT 06095-4774


Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), The Department of Labor ("DOL"), the IRS and the Office of the Comptroller of the Currency ("OCC"). For example, federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "Federal Tax Considerations" for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities, or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

Variable Annuity Account B and its Sub-Accounts

Organization and Operation

We established Variable Annuity Account B (the "Separate Account") under Connecticut Law in 1976 as a continuation of the separate account of Aetna Variable Annuity Life Insurance Company established in 1974 under Arkansas law. The Separate Account was established as a segregated asset account to fund variable annuity contracts. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws.

Although we hold title to the assets of the Separate Account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses, whether or not realized, of the Separate Account are credited to or charged against the assets of the Separate Account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company. All guarantees and benefits provided under the contract that are not related to the Separate Account, including payment of the MGWB Periodic Payments, are subject to the claims of our creditors and the claims paying ability of the Company and our General Account.

Sub-accounts

The Separate Account is divided into "Sub-accounts." Each Sub-account invests directly in shares of a corresponding Fund. While there is only one Sub-account currently available after the Right to Examine Period, we reserve the right to add additional Sub-accounts in the future. Under certain circumstances, we may make certain changes to the Sub-accounts. For more information, see page 10.

More information about the Sub-account(s) available under the contract is contained below. You bear the entire investment risk for amounts allocated through a Sub-account to an underlying Fund, and you may lose your principal. The investment results of the underlying Funds are likely to differ significantly. There is no assurance that any Fund will achieve its investment objectives. You should carefully consider the investment objectives, risks and charges and expenses of an underlying Fund before investing. More information is available in the prospectus for an underlying Fund. You may obtain a copy of the prospectus for an underlying Fund by contacting Customer Service. Contact information for Customer Service appears on page 1.

Please work with your investment professional to determine if the available Sub-account(s) may be suited to your financial needs, investment time horizon and risk tolerance.

During the Right to Examine Period. Unless required otherwise by state law, Premium will be automatically allocated to the Sub-account that invests in the Voya Government Money Market Portfolio during the Right to Examine Period. Please note that the Voya Government Money Market Portfolio is the Specially Designated Variable Sub-Account and may only be used for certain administrative purposes during the Right to Examine Period, and you may not transfer Accumulation Value to the Sub-account that invests in this Fund after the Right to Examine Period, see page 30.

Voya Government Money Market Portfolio* **(Class S)**

Investment Adviser: Voya Investments, LLC
Subadviser: Voya Investment Management Co. LLC
Investment Objective: Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.

*There is no guarantee that the Voya Government Money Market Portfolio subaccount will have a positive or level return.

After the Right to Examine Period. After the Right to Examine Period, your Accumulation Value will automatically be reallocated to the Voya Retirement Moderate Portfolio.

Voya Retirement Moderate Portfolio **(Class I)**

Investment Adviser: Voya Investments, LLC
Subadviser: Voya Investment Management Co. LLC
Investment Objective: Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Conservative Portfolio but less than that of Voya Retirement Moderate Growth Portfolio.

The Voya Retirement Moderate Portfolio is structured as a "fund of funds." Funds structured as fund of funds may have higher fees and expenses than Funds that invest directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. This Fund is an affiliated Fund, and the underlying funds in which it invests may be affiliated as well. The Fund prospectuses disclose the aggregate annual operating expenses of each Fund and its corresponding underlying fund or funds.

Changes to a Sub-account and/or Variable Annuity Account B

We do not guarantee that each fund will always be available for investment through the contract. Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to the Separate Account with respect to some or all classes of contracts:

- Offer additional Sub-accounts that will invest new Funds or Fund classes we find appropriate for contracts we issue;
- Combine two or more Sub-accounts;
- Close Sub-accounts. We will provide advance notice by a supplement to this prospectus if we close a Sub-account;
- Substitute a new Fund for a Fund in which a Sub-account currently invests. In the case of a substitution, the new Fund may have different fees and charges than the Fund it replaced. A substitution may become necessary if, in our judgment:
  - ▷ A Fund no longer suits the purposes of your contract;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the Fund's investment objectives or restrictions;
  - ▷ The Fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- Stop selling the contract;
- Limit or eliminate any voting rights for the Separate Account (as discussed more fully below); or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s) and or shareholders.

We will provide you with written notice before we make any of these changes to the Sub-accounts and/or Variable Annuity Account B that affect the contracts.

Selection of Underlying Funds. The underlying funds available through the contract described in this prospectus are determined by the Company. When determining which underlying funds to make available we may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying fund with our hedging strategy, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying fund or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing, and support services, or whether affiliates of the fund can provide marketing and distribution support for sales of the contracts. We review the funds periodically and may remove a fund or limit its availability to new contributions and/or transfers of account value if we determine that a fund no longer satisfies one or more of the selection criteria, and/or if the fund has not attracted significant allocations from participants. We included certain of the funds at least in part because they are managed or sub-advised by our affiliates.

Voting Rights

Each of the subaccounts holds shares in a Fund and each is entitled to vote at regular and special meetings of that Fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. If, however, we determine that we are permitted to vote the shares in our own right, we may do so.

We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Accordingly, it is possible for a small number of persons (assuming there is a quorum) to determine the outcome of a vote.

Each person who has a voting interest in the separate account will receive periodic reports relating to the Funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any Fund in which that person invests through the subaccounts. Additionally:
- During the accumulation phase, the number of votes is equal to the portion of your account value invested in the Fund, divided by the net asset value of one share of that Fund; and
- During the income phase, the number of votes is equal to the portion of reserves set aside for the contract's share of the Fund, divided by the net asset value of one share of that Fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account.

Fees and Expenses

We deduct the following fees and expenses to compensate us for our costs, the services we provide, and the risks we assume under the contracts. We incur costs for distributing and administering the contracts, including compensation and expenses paid in connection with sales of the contracts, for paying the benefits payable under the contracts and for bearing various risks associated with the contracts. Fees and expenses expressed as a percentage are rounded to the nearest hundredth of one percent. We expect to profit from the charges and may use the profits to finance the distribution of contracts. All current charges under the contract will be determined and applied in a non-discriminatory manner.

Premium Tax

In certain states, the Premium you pay for the contract is subject to a premium tax. A premium tax is generally any tax or fee imposed or levied by any state government or political subdivision thereof on your Premium received by us. Currently, the premium tax ranges from zero to 3.5%, depending on your state of residence. We reserve the right to recoup the amount of any premium tax from the Accumulation Value if and when:
- The premium tax is incurred by us; or
- The Accumulation Value is applied to an Annuity Plan on the Annuity Commencement Date.

Unless you direct otherwise, a charge for any premium taxes will be deducted proportionally from the Accumulation Value. We reserve the right to change the amount we charge for the premium tax if you change your state of residence. We do not expect to incur any other tax liability attributable to the contract. We also reserve the right to charge for any other taxes as a result of any changes in applicable law.

Excess Transfer Charge
Currently, only one investment option is available after the Right to Examine Period so an Excess Transfer charge cannot be incurred. If, however, additional investment options are available in the future, there is a maximum $50 charge for each transfer exceeding 12 during a Contract Year (which we refer to as an Excess Transfer).

Annual Administrative Charge
The maximum annual administrative charge of $80 may be assessed to cover a portion of our ongoing administrative expenses. The current charge may be less than this maximum amount, and the charge applicable to you will be set forth in your contract. You may contact Customer Service for information about the current annual administrative charge. The charge is deducted from the Accumulation Value in each Sub-account (1) on each Contract Anniversary prior to the Annuity Commencement Date, (2) on the Annuity Commencement Date, (3) on each Contract Anniversary following the Annuity Commencement Date if you elect the Payments for Life with Surrender Right and Death Benefit Annuity Plan, and (4) at Surrender. We currently do not impose this charge and we guarantee not to impose this charge if at the time of deduction the Accumulation Value is at least $100,000 or the Premium received was at least $100,000.

Mortality and Expense Risk Charge
The maximum annual mortality and expense risk charge is 1.50% of the Accumulation Value. The current charge may be less than this maximum amount, and the charge applicable to you will be set forth in your contract. You may contact Customer Service for information about the current annual mortality and expense risk charge. The charge is deducted from the Accumulation Value in each Sub-Account on each Business Day. This charge compensates us for Death Benefit and age risks and the risk that expense charges will not cover actual expenses. If there are any profits from this charge, we may use them to finance the distribution of the contracts.

MGWB Charge
The maximum annual MGWB Charge is 2.00 % of the MGWB Base. The current charge may be less than this maximum amount, and the charge applicable to you will be set forth in your contract. You may contact Customer Service for information about the current MGWB Charge. The MGWB charge is equal to the MGWB Base on the previous Business Day multiplied by the MGWB Charge and the sum of the daily accruals is deducted proportionally from the Accumulation Value in each Sub-account on each quarterly Contract Anniversary. This charge compensates us for the risk that the assumptions used in designing the MGWB prove inaccurate.

The charge for the MGWB will continue to be assessed until the Accumulation Value is reduced to zero, or until the MGWB is terminated. See page 22. Deduction of the MGWB Charge will not result in termination of the contract. The MGWB charge will be prorated in the event that:
- The contract (and therefore the MGWB) is terminated by Surrender. See page 22.
- The Accumulation Value is applied to an Annuity Plan described in Table 1. See page 27.
- The MGWB is terminated upon an impermissible ownership change. See page 14.

Also, the MGWB will terminate upon the death of the Annuitant in the case of a single life MGWB or the lives of the Annuitant and the Annuitant's spouse in the case of a Joint and Survivor MGWB (subject to the surviving spouse's option to continue the contract). See page 22. Upon Proof of Death (see page 25), any charges which are due but unpaid for any period the MGWB was active and in force prior to the date of death will be deducted, or any charges that have been deducted for any period of time after the date of death will be refunded.

Underlying Fund Expenses
As shown in the prospectuses for the underlying Funds, each underlying Fund deducts management fees from the amounts allocated to it. In addition, each underlying Fund deducts other expenses which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract Owner services provided on behalf of the Fund. Furthermore, certain underlying Funds may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of Fund shares. Fees are deducted from the value of the underlying Fund shares on a daily basis, which in turn affects the value of each Sub-account that purchases Fund shares. **For a more complete description of these fees and expenses, review each prospectus for the underlying Fund.** You should evaluate the expenses associated with the underlying Fund(s) available through the contract before making a decision to invest.

Revenue from the Funds

The Company or its affiliates may receive compensation from each of the Funds or the Funds' affiliates. This revenue may include:

- A share of the management fee;
- Service fees;
- For certain share classes, 12b-1 fees; and
- Additional payments (sometimes referred to as revenue sharing).

12b-1 fees are used to compensate the Company and its affiliates for distribution related activity. Service fees and additional payments (sometimes collectively referred to as sub-accounting fees) help compensate the Company and its affiliates for administrative, recordkeeping or other services that we provide to the Funds or the Funds' affiliates, such as:

- Communicating with customers about their Fund holdings;
- Maintaining customer financial records;
- Processing changes in customer accounts and trade orders (e.g. purchase and redemption requests);
- Recordkeeping for customers, including subaccounting services;
- Answering customer inquiries about account status and purchase and redemption procedures;
- Providing account balances, account statements, tax documents and confirmations of transactions in a customer's account;
- Transmitting proxy statements, annual and semi-annual reports, Fund prospectuses and other Fund communications to customers; and
- Receiving, tabulating and transmitting proxies executed by customers.

The management fee, service fees and 12b-1 fees are deducted from Fund assets. Any such fees deducted from Fund assets are disclosed in the Fund prospectuses. Additional payments, which are not deducted from Fund assets and may be paid out of the legitimate profits of Fund advisers and/or other Fund affiliates, do not increase, directly or indirectly, Fund fees and expenses, and we may use these additional payments to finance distribution.

The amount of revenue the Company may receive from each of the Funds or from the Funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the Funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a Fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated Funds than to offer unaffiliated Funds.**

Assets allocated to affiliated Funds, meaning Funds managed by Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated Funds may also be subadvised by a Company affiliate or an unaffiliated third party. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated Funds may be based either on an annual percentage of average net assets held in the Fund by the Company or a share of the Fund's management fee.

In the case of affiliated Funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, Fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated Fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated Funds provide the Company with a financial incentive to offer affiliated Funds through the contract rather than unaffiliated Funds.

Additionally, in the case of affiliated Funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

The Contract

The contract described in this prospectus is a single premium deferred individual variable annuity contract. The contract currently provides a means for you to invest in one Sub-account and has a Minimum Guaranteed Withdrawal Benefit. The contract is non-participating, which means that it will not pay dividends resulting from any surplus or earnings of the Company. We urge you to read the contract, which further describes the operation of the contract and has additional information about the rights and responsibilities under the contract.

Owner
The Owner is the individual (or entity) entitled to exercise the rights incident to ownership. The Owner may be either the Annuitant or a custodian holding the contract for the benefit of the Annuitant. No other Owners are permitted.

Annuitant
The Annuitant is the individual upon whose life the Minimum Guaranteed Withdrawal Benefits, Death Benefit and Annuity Payments are based. If you do not designate the Annuitant, the Owner will be the Annuitant. The Annuitant must be a natural person, who is designated by you at the time the contract is issued. The Annuitant must be the Owner, unless the Owner is a custodian that holds the contract for the benefit of the Annuitant. The Annuitant cannot be changed while he or she is still living.

Beneficiary
The Beneficiary is the individual or entity designated by you to receive the Death Benefit. You may designate one or more primary Beneficiaries and contingent Beneficiaries. The Death Benefit will be paid to the primary Beneficiary. The Owner may designate a contingent Beneficiary, who will become the Beneficiary if all primary Beneficiaries die before the Annuitant. The Owner may also designate any Beneficiary to be an irrevocable Beneficiary. An irrevocable Beneficiary is a Beneficiary whose rights and interest under the contract cannot be changed without the consent of such irrevocable Beneficiary.

Payment of the Death Benefit to the Beneficiary:
- We pay the Death Benefit to the primary Beneficiary;
- If all primary Beneficiaries die before the Annuitant, we pay the Death Benefit to any contingent Beneficiary, who shall take the place of, and be deemed to be, the primary Beneficiary;
- If the Annuitant dies (or the Annuitant's spouse dies who has continued the contract after the Annuitant's death), is the Owner and there is no surviving Beneficiary or no Beneficiary is designated, we pay the Death Benefit to the Owner's estate;
- If the Owner is not a natural person and all Beneficiaries die or no Beneficiary has been designated before the Annuitant's death (or the Annuitant's spouse's death who has continued the contract after the Annuitant's death), the Owner will be deemed to be the primary Beneficiary;
- If a Joint and Survivor MGWB has been elected, the Annuitant's spouse will be deemed to be the sole primary Beneficiary notwithstanding any other Beneficiary designation made; and
- In the case of more than one Beneficiary, we will assume any Death Benefit is to be paid in equal shares to all primary Beneficiaries, unless you provide Notice to Us directing otherwise.

We will deem a Beneficiary to have predeceased the Annuitant if:
- The Beneficiary died at the same time as the Annuitant;
- The Beneficiary died within 24 hours after the Annuitant's death; or
- There is insufficient evidence to determine that the Beneficiary and Annuitant died other than at the same time.

The Beneficiary may decide how to receive the Death Benefit, subject to the distribution requirements under Section 72(s) of the Tax Code. You may restrict a Beneficiary's right to elect an Annuity Plan or receive the Death Benefit in a single lump-sum payment.

Change of Owner or Beneficiary
You may change the ownership of the contract before the Annuity Commencement Date. Only the following ownership changes are allowed:
- Continuation of the contract by a Beneficiary who is the spouse (as defined under federal law) of the deceased Annuitant;
- From one custodian to another for the benefit of the Annuitant;
- From a custodian for the benefit of the Annuitant to the Annuitant;
- From the Annuitant to a custodian for the benefit of the Annuitant;
- Collateral assignments; and
- Pursuant to a court order.

You have the right to change the Beneficiary unless you have designated such person as an irrevocable Beneficiary at any time prior to the Annuity Commencement Date. Unless you specify otherwise, a change of Beneficiary cancels any existing Beneficiary designations in the same class (primary or contingent).

Notice to Us is required for any change to the Owner or Beneficiary. Any such change will take effect as of the date Notice to Us is signed by the Owner, subject to any payment made or action taken by us before receiving such Notice to Us. A change of Owner likely has tax consequences. See page 34.

Availability of the Contract
The contract is designed for participants in employer sponsored retirement plans who want to rollover their interest in the Group Contract, which offers similar minimum guaranteed withdrawal benefits and other features, into an individual retirement annuity. The contract is designed for long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes, and the provision of lifetime income in retirement through the MGWB. The tax-deferred feature is more attractive to people in high federal and state income tax brackets. You should **not** buy the contract if:
- You are looking for a short-term investment;
- You cannot risk getting back an amount less than your initial investment; or
- Your assets are in a plan that already provides for tax-deferral and you can identify no other benefits in purchasing the contract.

When considering an investment in the contract, you should consult with your investment professional about your financial goals, investment time horizon and risk tolerance.

Replacing an existing interest in the Group Contract with the contract may not be beneficial to you. Before purchasing the contract, you should determine whether your existing interest in the Group Contract will be subject to any fees or penalties upon termination of such interest. You should also compare the fees, charges, coverage provisions and limitations, if any, of your existing interest under the Group Contract to the contract.

Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn, which is known as tax-deferral. IRAs and other qualified plans already provide tax-deferral found in the contract and the contract is not necessary to provide this favorable tax treatment. The contract provides, however, other features and benefits like the MGWB and Annuity Plans, which other IRAs and qualified plans may not provide. You should not purchase the contract unless you want these other features and benefits, taking into account the costs of these other features and benefits. See page 34 for more information.

Contract Purchase Requirements
We will issue a contract so long as the Annuitant is between the ages 48 and 80 at the time of application and is rolling over his or her interest in their employer sponsored retirement plan's Group Contract.

There is no minimum Premium requirement; however, the minimum MGWB Base must be at least $5,000. The Premium will equal the Annuitant's individual account value under the retirement plan Group Contract which is being rolled into the contact. The initial MGWB Base will equal the Annuitant's MGWB Base in the retirement plan Group Contract which is being rolled into the contract.

Crediting of the Premium Payment
We will process your Premium within 2 Business Days of receipt and allocate it, except as noted below, according to the instructions you specify, in an amount equal to the Accumulation Value as next determined after receipt, so long as the application and all information necessary for processing is complete.

In the event that an application is incomplete for any reason, we are permitted to retain your Premium for up to five Business Days while attempting to complete it. If the application cannot be completed during this time, we will inform you of the reasons for the delay. We will also return the Premium promptly. Alternatively, you may direct us to hold the Premium, which we will place in a non-interest bearing account until the application is completed. Once the application is completed, we will process your Premium within 2 Business Days and allocate it as described below.

Unless otherwise required by state law, we will allocate your Premium to the Sub-account that invests in the Voya Government Money Market Portfolio during the Right to Examine Period. We refer to this Sub-account as the Specially Designated Variable Sub-account – currently. After Right to Examine Period expires, we will automatically transfer your Accumulation Value in the Specially Designated Variable Sub-account to the Sub-account that invests in the Voya Retirement Moderate Portfolio. The Accumulation Value will be allocated based on the Accumulation Value next computed for the new Sub-account.

Accumulation Value

When we allocate your Premium to the Specially Designated Variable Sub-account as described above, we will convert it to accumulation units. We will divide the amount of the Premium allocated to a particular Sub-account by the value of an accumulation unit for the Sub-account to determine the number of accumulation units of the Sub-account to be held in the Separate Account with respect to your contract. Each Sub-account of Variable Annuity Account B has its own accumulation unit value. This value may increase or decrease from day to day based on the investment performance of the applicable underlying Fund. Shares in an underlying Fund are valued at their net asset value. The net investment results of each Sub-account vary with its investment performance.

On the Contract Date, the Accumulation Value in a Sub-account equals the Premium allocated to that Sub-account, less a charge for premium tax, if applicable. We calculate the Accumulation Value at the close of each Business Day thereafter as follows:

- Accumulation Value in each Sub-account at the close of the preceding Business Day; multiplied by
- The Sub-account's Net Return Factor for the current Valuation Period (see below); plus or minus
- Any transfers to or from the Sub-account during the current Valuation Period; minus
- Any Withdrawals from the Sub-account during the current Valuation Period; minus
- The MGWB Charge, which is accrued daily and deducted quarterly, and applicable taxes, including any premium taxes, not previously deducted, allocated to the Sub-account.

A Sub-account's Net Return Factor is an index number that reflects certain charges under the contract and the investment performance of the Sub-account. The Net Return Factor is calculated for each Sub-account as follows:

- The net asset value of the Fund in which the Sub-account invests at the close of the current Business Day; plus
- The amount of any dividend or capital gains distribution declared for and reinvested in such Fund during the current Valuation Period; divided by
- The net asset value of the Fund at the close of the preceding Business Day; minus
- The daily charge (e.g. the Mortality and Expense Risk Charge) for each day in the current Valuation Period.

Minimum Guaranteed Withdrawal Benefit

Highlights

The MGWB guarantees an amount available for regular or systematic Withdrawals from the contract each Contract Year once the Lifetime Withdrawal Phase begins (which is the date of your first Withdrawal on or after the Annuitant reaches age 62). We use the MGWB Base (which is adjusted as described below) as part of the calculation of the pre-determined amount the MGWB guarantees to be available for regular or systematic Withdrawals from the contract each Contract Year (which we refer to as the Maximum Annual Withdrawal ("MAW") amount). The guarantee continues when the MGWB enters Lifetime Automatic Periodic Benefit Status (which begins when your Accumulation Value is reduced to zero by a Withdrawal less than or equal to the MAW), at which time we will make periodic payments to you in an aggregate annual amount equal to the MAW until the Annuitant's death in the case of a single life MGWB, or the deaths of both the Annuitant and the Annuitant's spouse in the case of a Joint and Survivor MGWB. The MGWB Base is eligible for Ratchets (which are recalculations of the MGWB Base as described below), and is subject to adjustment for any Excess Withdrawals. The MGWB has an allowance for Withdrawals from a contract subject to the Required Minimum Distribution rules of the Tax Code that would otherwise be Excess Withdrawals. The MGWB allows for spousal continuation if a Joint and Survivor MGWB has been elected.

The MGWB is an obligation of our General Account and payment of the benefit is dependent upon the claims paying ability of the Company. Benefits and guarantees are subject to the certain conditions, limitations and restrictions and you should consider the risk that, depending on the market performance of your Accumulation Value and how long you live, the MGWB may not provide a benefit to you.

MGWB Base

The MGWB Base is a factor that is used to calculate the MAW and the MGWB Charge. On the Contract Date, the MGWB Base is set equal to the Annuitant's MGWB Base under the retirement plan Group Contract rolled into the contract. The MGWB Base under the Group Contract is based on the amount of contributions to the Group Contract by or on behalf of the Annuitant, the Annuitant's individual account value each year under the Group Contract on the Annuitant's birthday or the date of the Annuitant's lifetime withdrawal phase election under the Group Contract and the amount of excess withdrawals, if any, by the Annuitant under the Group Contract. The MGWB Base may be increased by Ratchets and may decrease due to any Withdrawals. The MGWB has no cash value. You may contact Customer Service to determine your current MGWB Base at any time.

Withdrawals and Excess Withdrawals

A Withdrawal is a transaction in which only a portion of the Cash Surrender Value is taken from the contract, and a Withdrawal is either an Excess Withdrawal or it is not. Deductions for fees and charges are not Withdrawals.

A Withdrawal that is not an Excess Withdrawal has no impact on the MGWB Base. On the other hand, a Withdrawal that is an Excess Withdrawal results in the reduction of the MGWB Base as described below.

An Excess Withdrawal is:
- Any Withdrawal taken before the commencement of the Lifetime Withdrawal Phase; and
- Any Withdrawal taken during a Contract Year on or after the Lifetime Withdrawal Phase has begun that exceeds the then current MAW amount.

An Excess Withdrawal will decrease the MGWB Base (and consequently the MAW) and may cause the MGWB to terminate. The MGWB terminating by an Excess Withdrawal is more likely to occur during periods of negative market activity. On the date that any Excess Withdrawal occurs, we will apply an immediate pro rata reduction to the MGWB Base. The proportion of any such reduction will equal:

$$\frac{A}{\{B - (C - A)\}}$$

Where:
- A is the amount of the Excess Withdrawal;
- B is the Accumulation Value immediately prior to the Withdrawal; and
- C is the total amount of the current Withdrawal.

A pro rata reduction of the MGWB Base means that the MGWB Base will be reduced in the same proportion as the Accumulation Value is reduced by the portion of the Withdrawal that is considered an Excess Withdrawal, (rather than the total amount of the Withdrawal).

The amount of the MGWB Base after an Excess Withdrawal will equal:

$$(1 - D) * E$$

Where:
- D is the proportion of the reduction of the MGWB Base (determined under the formula above); and
- E is the MGWB Base before the Excess Withdrawal.

Example:
Assume a contract before the Lifetime Withdrawal Phase begins has an Accumulation Value of $90,000, an MGWB Base of $100,000, and there is no MAW amount because the Annuitant is not yet age 62. If a Withdrawal is taken the entire amount of the Withdrawal is considered an Excess Withdrawal because it occurred before commencement of the Lifetime Withdrawal Phase. If the withdrawal was for $3,000, the MGWB Base will be reduced by 3.33% = ($3,000/{$90,000 - ($3,000 – $3,000)} to $96,667 = ((1 - 3.33%) * $100,000).

Accumulation Value	Withdrawal	Total Withdrawals	Maximum Annual Withdrawal	Excess Withdrawal	MGWB Base
$90,000			n/a		$100,000
	$3,000	$3,000		$3,000	
$87,000			n/a		**$96,667**

In addition to the MGWB Base, an Excess Withdrawal that occurs after the Lifetime Withdrawal Phase begins will also cause the MAW to be recalculated. The adjustment to the MGWB Base and consequently the MAW is based on the amount by which the total Withdrawals in the Contract Year exceed the MAW.

Example:

Assume a contract after the Lifetime Withdrawal Phase begins has an Accumulation Value of $53,000, an MGWB Base of $100,000, and a MAW amount of $5,000. Also assume that three Withdrawals are taken within the same Contract Year ($3,000, $1,500 and $1,700). The first two Withdrawals of $3,000 and $1,500 ($4,500 total) do not exceed the $5,000 MAW amount. With the third Withdrawal of $1,700, however, the total Withdrawals in that Contract Year exceeds the MAW by $1,200 ($6,200 - $5,000). Consequently, the third Withdrawal of $1,700 results in adjustments to the MGWB Base and the MAW is based on $1,200, which is the amount by which the total Withdrawals in the Contract Year exceed the MAW. The MGWB Base will be reduced by 2.50% = ($1,200/{$48,500 – ($1,700 - $1,200)}) to $97,500 = ((1 - 2.50%) * $100,000). The MAW is also reduced by 2.50% to $4,875 = ((1 - 2.50%) * $5,000).

Accumulation Value	Withdrawal	Total Withdrawals	Maximum Annual Withdrawal	Excess Withdrawal	MGWB Base
$53,000			$5,000		$100,000
	$3,000	$3,000		n/a	
$50,000			$5,000		$100,000
	$1,500	$4,500		n/a	
$48,500			$5,000		$100,000
	$1,700	$6,200		$1,200	
$46,800			**$4,875**		**$97,500**

IMPORTANT NOTE: An Excess Withdrawal will be deemed to be a full Surrender and the Cash Surrender Value will be paid if, at the time of the Withdrawal, the Contract Date is more than 24 months in the past (36 months for contracts issued in New York) and the remaining Cash Surrender Value as of the close of that Business Day is less than $2,500 ($5,000 for contracts issued in New York).

Ratchets

The MGWB Base is recalculated on each Ratchet Date, meaning each Contract Anniversary before the Lifetime Automatic Benefit Status begins and the day the Lifetime Withdrawal Phase begins, to equal the greater of the current value of:
- The MGWB Base; and
- The Accumulation Value.

We call each such recalculation a Ratchet. If the Accumulation Value on the applicable Ratchet Date is equal to or less than the MGWB Base on such Ratchet Date, the amount of the MGWB Base remains unchanged. If the Accumulation Value on the applicable Ratchet Date is equal to or greater than the MGWB Base on such Ratchet Date, the amount of the MGWB Base is increased to equal the Accumulation Value.

If a Ratchet is scheduled to occur on a non-Business Day, the determination of whether a Ratchet will occur will take place on the next Business Day, calculated using the Accumulation Value as of the end of that Business Day, prior to the processing of any transactions.

Lifetime Withdrawal Phase

The Lifetime Withdrawal Phase is the period during which the MAW is available for Withdrawal in any Contract Year without reducing the MGWB Base in future Contract Years. The Lifetime Withdrawal Phase begins on the date of your first Withdrawal when the Annuitant is age 62 (which we refer to as the Lifetime Withdrawal Eligibility Age). On the date the Lifetime Withdrawal Phase begins, a Ratchet occurs and the MGWB Base is recalculated to equal the greater of the current value of:
- The MGWB Base; and
- The Accumulation Value on the previous Business Day.

Once begun, the Lifetime Withdrawal Phase will continue until the earliest of:
- The date the contract is Surrendered or otherwise terminated;
- The date of the Annuitant's death in the case of single life MGWB, or the later of the date of the Annuitant's death and the Annuitant's spouse's death in the case of a Joint and Survivor MGWB. See page 22 for details about spousal continuation;
- The Annuity Commencement Date, unless you elect the Payments under the Table 2 Annuity Plan for a Roth IRA contract. See page 27;
- The date the Accumulation Value is reduced to zero by an Excess Withdrawal; and
- The date the Lifetime Automatic Periodic Benefit Status begins.

Maximum Annual Withdrawal ("MAW")

The MAW is the maximum amount available for regular or systematic Withdrawals from the contract under the MGWB in any Contract Year without reducing the MGWB Base. The amount of the MAW is first calculated on the date the Lifetime Withdrawal Phase begins. The MAW equals the MGWB Base multiplied by the MAW percentage. The MAW percentage is equal to the Annuitant's MAW percentage under the retirement plan Group Contract rolled into the contract. Under the Group Contract, the MAW percentage is equal to the dollar weighted average of the withdrawal rates associated with contributions to the Group Contract by the Annuitant. The MAW percentage will not change for the life of the contract even though the MGWB Base may change.

The MAW is recalculated whenever the MGWB Base is recalculated, and the amount of the MAW will increase if the MGWB Base is increased through Ratchets. The amount of the MAW will decrease if the MGWB Base is decreased because of Excess Withdrawals. The amount of the MAW will not be reduced by any negative market performance attributable to the Sub-account(s) in which your Accumulation Value is allocated.

The MAW amount will be paid in monthly installments unless some other frequency of payment is requested and agreed to by us, and the frequency of MAW installments within a Contract Year may be changed subject to our approval. If a MAW installment is less than $100, we reserve the right to adjust the frequency so that the installment will be at least $100.

Adjustment to the MAW When Payments Begin before or after Age 65. The MAW is subject to downward or upward adjustment when the Lifetime Withdrawal Phase is elected at an age that is earlier or later than age 65, the assumed lifetime withdrawal commencement age. The adjustment factors for early and for deferred Lifetime Withdrawal commencements are as follows:

Early Lifetime Withdrawal Commencement:	The MAW is reduced to: • 95% when starting at age 64 • 90% when starting at age 63 • 85% when starting at age 62
Deferred Lifetime Withdrawal Commencement:	The MAW is increased to: • 102% when starting at age 66 • 104% when starting at age 67 • 106% when starting at age 68 • 108% when starting at age 69 • 110% when starting at age 70 or older

Adjustment to the MAW for Joint and Survivor MGWB. In the case of a Joint and Survivor MGWB, the MAW is subject to further downward adjustment by the Joint and Survivor Equivalency Factors shown in Appendix 1 to this Prospectus. The ages of the Annuitant and the Annuitant's spouse at the time the contract enters the Lifetime Withdrawal Phase will be used when making this adjustment. If the Annuitant or the Annuitant's spouse is not alive when the contract enters the Lifetime Withdrawal Phase, we will use the age that the Annuitant or Annuitant's spouse, as applicable, would have been had he or she still been living when making this adjustment. If the Annuitant dies before he or she attains the Lifetime Withdrawal Eligibility Age, the Lifetime Withdrawal Eligibility Age and any adjustment to the MAW because of Early or Deferred Lifetime Withdrawal Eligibility for the Annuitant's spouse will continue to be based on the age of the Annuitant (had he or she remained alive) and not the age of the surviving spouse.

See Appendix I for an example of how the Joint and Survivor Equivalency Factors are used to adjust the MAW. This example illustrates that when making adjustments to the MAW, an adjustment because of any Early or Deferred Lifetime Withdrawal Commencement is made first, and then adjustment for an election of the Joint and Survivor MGWB, if applicable, is made.

Adjustment to the MAW During the First Contract Year. If the Annuitant was receiving MAW payments under the retirement plan Group Contract at the time that the Annuitant rolled their interest in that Group Contract into the contract, then the first Contract Year MAW payments under the contract will be adjusted to take into account the MAW payments received under the retirement plan Group Contract during the withdrawal year in which the rollover occurred. The amount of the first Contract Year MAW payments under the contract in this circumstance will equal the sum of MAW payments remaining for the withdrawal year under the retirement plan Group Contract at the time of the rollover, plus the pro-rata portion of the full MAW amount for the first Contract Year under the contract. The pro-rata portion will be based on the period of time from the Annuitant's birthday in the first Contract Year to the first Contract Anniversary.

Example:
Assume the Annuitant was receiving monthly $1,000 MAW payments under the retirement plan Group Contract ($12,000 per year). Also assume that the withdrawal year under the Group Contract (which is from birthday to birthday) is from June 1 to May 31. If the rollover occurs on October 15, the Annuitant would have received $5,000 in MAW payments under the Group Contract (five monthly $1,000 payments from June to October) with $7,000 remaining ($12,000 - $5,000). In these circumstances the first Contract Year MAW under the contract following the rollover is equal to the sum of (a) and (b), where:

(a) $7,000 (the remaining MAW amount under the Group Contract); and

(b) $4,471.23 (the full first Contract Year MAW amount under the contract ($12,000), prorated for the period between the Annuitant's next birthday (June 1st) and the first Contract Anniversary (October 15th) (136 (the number of days from June 1st to October 15th)/365 * $12,000 = $4,471.23).

Consequently, the total MAW for the first Contract Year under the contract is $11,471.23 ($7,000 + $4,471.23), which is less than the full MAW amount. Assuming no Excess Withdrawals, the full MAW amount of $12,000 will be available beginning in the second Contract Year.

Required Minimum Distributions

Except as noted below for a Joint and Survivor MGWB, for purposes of the MGWB we do not deem Withdrawals that exceed the Maximum Annual Withdrawal to be Excess Withdrawals, if such Withdrawals relate to a contract subject to the Required Minimum Distribution rules of the Tax Code. You will be entitled to receive the amount by which the Required Minimum Distribution applicable to the contract for a calendar year exceeds the Maximum Annual Withdrawal without causing a pro rata adjustment to the MGWB Base and Maximum Annual Withdrawal. We refer to this amount as the Additional Withdrawal Amount.

Example:
If your Required Minimum Distribution for the current calendar year is $6,000, and the Maximum Annual Withdrawal is $5,000, then you will be entitled to receive an Additional Withdrawal Amount of $1,000 ($6,000 - $5,000).

The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January to equal the portion of the Required Minimum Distribution for that calendar year that exceeds the MAW on the determination date.

If you are entitled to an Additional Withdrawal Amount, once you have taken the Maximum Annual Withdrawal for the then current Contract Year, the amount of any additional Withdrawals will reduce the Additional Withdrawal Amount for the current calendar year and, and if such additional Withdrawals do not exceed the Additional Withdrawal Amount, they will not constitute Excess Withdrawals.

Example:
If the Required Minimum Distribution for the current calendar year is $6,000, and the Maximum Annual Withdrawal is $5,000, the Additional Withdrawal Amount equals $1,000 ($6,000 - $5,000). The first two Withdrawals of $3,000 and $1,500 ($4,500 total) do not exceed the Maximum Annual Withdrawal. Although the next Withdrawal of $1,500 exceeds the Maximum Annual Withdrawal by $1,000, this amount is equal to the Additional Withdrawal Amount. Because the Additional Withdrawal Amount is not deemed to be an Excess Withdrawal, there would be no pro rata adjustment to the MGWB Base and Maximum Annual Withdrawal.

Any unused amount of the Additional Withdrawal Amount from one calendar year may be carried over to the next calendar year and is available through the end of that latter year, at which time any amount remaining will expire. Once you have taken the MAW for the current Contract Year, the dollar amount of any additional Withdrawals will first count against and reduce any unused Additional Withdrawal Amount from the previous calendar year, followed by any Additional Withdrawal Amount for the current calendar year.

Example:
Assume the most recent Contract Anniversary was July 1, 2019 and the Maximum Annual Withdrawal is $5,000. Also assume the Required Minimum Distributions for 2020 and 2021 are $6,000 and $5,000, respectively. Between July 1, 2019 and December 2019, a Withdrawal is taken that exhausts the Maximum Annual Withdrawal. On January 1, 2020, the Additional Withdrawal Amount for the current calendar year equals $1,000 ($6,000 - $5,000). (Note: Although the MAW has been exhausted, it is still used to calculate the Additional Withdrawal Amount.) No additional Withdrawals occur in 2020. On January 1, 2021, the Additional Withdrawal Amount for the current calendar year equals zero ($5,000 - $5,000). However, the Additional Withdrawal Amount calculated for 2020 would still be available for Withdrawal until December 31, 2021.

Withdrawals that exceed the amount of the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts will be deemed to be Excess Withdrawals that will cause a pro rata reduction of the MGWB Base, and therefore, a recalculation of the amount of the Maximum Annual Withdrawal.

Example:
Under a contract with an Accumulation Value of $53,000, assume the MGWB Base is $100,000, the Maximum Annual Withdrawal is $5,000 and the Required Minimum Distribution for the current calendar year is $6,000. The Additional Withdrawal amount equals $1,000 ($6,000 - $5,000). The first two Withdrawals of $3,000 and $1,500 ($4,500 total) do not exceed the Maximum Annual Withdrawal. The next Withdrawal of $3,500 exceeds the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount. Although the current Withdrawal is $3,500, the adjustment to the MGWB Base and the Maximum Annual Withdrawal is based on $2,000, which is the amount by which the total Withdrawals in the Contract Year exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount. The MGWB Base will be reduced by 4.26% = ($2,000/ {$48,500 – ($3,500 - $2,000)} to $95,745 = ((1 - 4.26%) * $100,000)*. The Maximum Annual Withdrawal is also reduced by 4.26% to $4,787 = ((1 - 4.26%) * $5,000).[1]

Accumulation Value	Withdrawal	Total Withdrawals	Maximum Annual Withdrawal	Excess Withdrawal	MGWB Base
$53,000			$5,000		$100,000
	$3,000	$3,000		n/a	
$50,000			$5,000		$100,000
	$1,500	$4,500		n/a	
$48,500			$5,000		$100,000
	$3,500	$8,000		$2,000	
$45,000			**$4,787**		**$95.745**

[1]Figures have been rounded for purposes of this example.

The Additional Withdrawal Amount is not subject to any adjustment in the event that the Maximum Annual Withdrawal is recalculated during a Contract Year because of an Excess Withdrawal. There is also no adjustment to the Additional Withdrawal Amount during a Contract Year when a surviving spouse continues the MGWB.

Joint and Survivor MGWB. An Additional Withdrawal Amount is not available in the case of a Joint and Survivor MGWB where the Annuitant has pre-deceased his/her spouse before reaching age 62, the Lifetime Withdrawal Eligibility Age, and the surviving spouse as the sole Designated Beneficiary must take Required Minimum Distributions based upon his/her age. Consequently, Withdrawals taken from the contract for the deceased Annuitant's surviving spouse to satisfy the Required Minimum Distribution rules that exceed the MAW for a specific Contract Year will be deemed Excess Withdrawals in that Contract Year and no Additional Withdrawal Amount is available. Once the Annuitant would have reached age 62, the Lifetime Withdrawal Eligibility Age (if he or she were still living), withdrawals taken from the contract for the surviving spouse to satisfy the Required Minimum Distribution rules that exceed the MAW available under the contract for a specific Contract Year will be Additional Withdrawal Amounts and not be deemed Excess Withdrawals in that Contract Year, subject to the provisions described above.

Lifetime Automatic Periodic Benefit Status
Lifetime Automatic Periodic Benefit Status only begins when your Accumulation Value is reduced to zero by a Withdrawal less than or equal to the Maximum Annual Withdrawal and not by an Excess Withdrawal (or Surrender of the contract). An Excess Withdrawal that causes your Accumulation Value to be reduced to zero will terminate the MGWB. Moreover, any Excess Withdrawal will be deemed to be a full Surrender and the Cash Surrender Value will be paid if, at the time of the Withdrawal the contract has been in force for more than 24 months (36 months for contracts issued in New York) and the remaining Cash Surrender Value as of the close of that Business Day is less than $2,500 ($5,000 for contracts issued in New York). See page 23.

During Lifetime Automatic Periodic Benefit Status, because there is no Accumulation Value you are not entitled to make Withdrawals; instead, we will make periodic payments to you, which over the course of a Contract Year, will, in the aggregate, equal the MAW. We refer to these payments as MGWB Periodic Payments. MGWB Periodic Payments will begin on the first Contract Anniversary after the date the MGWB enters Lifetime Periodic Benefit Status and will continue to be paid annually for each Contract Year thereafter until the Annuitant dies (in the case of a single life MGWB) or until the later of the Annuitant's or the Annuitant's spouse's death (in the case of a Joint and Survivor MGWB). When Lifetime Automatic Periodic Benefit Status begins, if your Withdrawals are less than the Maximum Annual Withdrawal for that Contract Year, we will pay you the difference. MGWB Periodic Payments will be paid in annual installments unless some other frequency of payment is requested and agreed to by us, and the frequency of MGWB Periodic Payment installments within a Contract Year may be changed subject to our approval. If a MGWB Periodic Payment installment is less than $100, we reserve the right to adjust the frequency so that the installment will be at least $100.

During Lifetime Automatic Periodic Benefit Status:
- The dollar amount of the MGWB Periodic Payments will be the same for the remaining life of the Annuitant (in the case of a single life MGWB) or the remaining lives of the Annuitant and the Annuitant's spouse's (in the case of a Joint and Survivor MGWB); and
- The contract will provide no further benefits other than as provided in connection with the Minimum Guaranteed Withdrawal Benefit.

The Owner or, if applicable, the Owner's estate is obligated to return any MGWB Periodic Payments made after the Annuitant's and the Annuitant's spouse's, as applicable, death but before we receive Notice to Us of the death(s).

If you have previously elected to receive systematic Withdrawals that entitle you to receive either a fixed dollar amount or an amount based upon a percentage of the Accumulation Value from your contract, which amount is paid to you on a monthly, quarterly or annual basis, the MGWB Periodic Payments once Lifetime Automatic Periodic Benefit Status begins will be made at the same frequency and on the same dates as previously set up, provided the payments were being made monthly or quarterly. If the payments were being made annually, then the MGWB Periodic Payments will be made on the next business day following each Contract Anniversary. The amount of the MGWB Periodic Payments in each Contract Year will equal the amount of the Maximum Annual Withdrawal.

In the event that the Accumulation Value is reduced to zero before the Lifetime Withdrawal Phase begins, MGWB Periodic Payments will be deferred until the Contract Anniversary on or after the Annuitant reaches age 62.

Death of the Annuitant and Spousal Continuation of the MGWB
The contract permits a sole primary Beneficiary who is the spouse of the deceased Annuitant to elect to receive payment of the death benefit or continue the contract. The surviving spouse as Beneficiary (or deemed Beneficiary) has the option, but is not required to continue the contract. Except as described below, the spouse's right to continue the contract is limited by our use of the definition of "spouse" under federal law, which refers only to a person of the opposite sex who is a husband or a wife.

When the Annuitant dies, the treatment of the MGWB upon spousal continuation depends on whether a single life MGWB or a Joint and Survivor MGWB was elected when the Annuitant's interest in their retirement plan Group Contract was rolled into the contract. The MGWB terminates upon the death of the Annuitant, unless a Joint and Survivor MGWB was elected when the Annuitant's interest in their retirement plan Group Contract was rolled into the contract and the Annuitant's spouse, as the sole primary Beneficiary, chooses to continue the contract. See **Death Benefit – Spousal Beneficiary Contract Continuation** on page 25 for more information.

Other Events that Terminate the MGWB
In addition to the MGWB terminating upon the Annuitant's death, subject to the surviving spouse's option to continue the contract as described above, the MGWB terminates in the event that:
- The contract is terminated by Surrender. See page 23; and
- The Accumulation Value is applied to an Annuity Plan described in Table 1. See page 27.

If the MGWB is terminated, the charge for the MGWB will be prorated. Prorated charges will be deducted at the time the MGWB is terminated. See page 12.

Surrender and Withdrawals

At any time prior to the Annuity Commencement Date, you may Surrender the contract for its Cash Surrender Value or withdraw a portion of the Accumulation Value. After the Annuity Commencement Date you may Surrender the contract under the Table 2 Annuity Plan or for a traditional IRA contract take a Withdrawal under the Table 2 Annuity Plan (see page 27). A Surrender or Withdrawal before the Owner or Annuitant, as applicable, reaches age 59 ½ may be subject to a federal income tax penalty equal to 10% of such amount treated as income, for which you would be responsible. See page 34 for a general discussion of the federal income tax treatment of the contract, which discussion is **not** intended to be tax advice. **You should consult a tax and/or legal adviser** for advice about the effect of federal income tax laws, state laws or any other tax laws affecting the contract, or any transaction involving the contract.

Cash Surrender Value
You may take the Cash Surrender Value from the contract. We do not guarantee a minimum Cash Surrender Value. The Cash Surrender Value will fluctuate daily based on the investment results of the Sub-account(s) to which your Accumulation Value is allocated. At any time prior to the Annuity Commencement Date, the Cash Surrender Value equals the Accumulation Value minus any non-daily charges that have been incurred but not deducted (for example, the pro rata portion of any MGWB Charges). The Cash Surrender Value may be more or less than the Premium payment you made.

To Surrender the contract, you must provide Notice to Us. If we receive your Notice to Us before the close of business on any Business Day, we will determine the Cash Surrender Value as of the close of business on such Business Day; otherwise, we will determine the Cash Surrender Value as of the close of the next Business Day. We may require that the contract be returned to us before we pay you the Cash Surrender Value. If you have lost the contract, we may require that you complete and return to Customer Service a lost contract form.

We will pay the Cash Surrender Value within 7 days of receipt of Notice to Us of such Surrender. You may receive the Cash Surrender Value in a single lump sum payment. Upon payment of the Cash Surrender Value, the contract will terminate and cease to have any further value.

Withdrawals
You may take a portion of the Accumulation Value from the contract (which we refer to as a Withdrawal). To take a Withdrawal, you must provide Notice to Us that specifies the Sub-account(s) from which to take the Withdrawal. Otherwise, we will take the Withdrawal on a pro rata basis from all of the Sub-accounts in which you are invested. If we receive your Notice to Us before the close of business on any Business Day, we will determine the amount of the Accumulation Value of each Sub-account at the close of business on such Business Day; otherwise, we will determine the amount of the Accumulation Value as of the close of the next Business Day. The Accumulation Value may be more or less than the Premium payment you made.

We currently offer the following Withdrawal options:
- Regular Withdrawals; and
- Systematic Withdrawals.

Regular Withdrawals
After your right to return the contract has expired (see page 31), you may take one or more regular Withdrawals. Each such regular Withdrawal must be a minimum of the lesser of:
- $1,000; and
- The amount of the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount), less any Withdrawals already taken during the current Contract Year.

You are permitted to make regular Withdrawals regardless of whether you have previously elected, or continue to elect, to make systematic Withdrawals. A Withdrawal will constitute an Excess Withdrawal (see page 17) and be deemed to be a full Surrender if:
- The contract has been in force for more than 24 months (36 months in the State of New York); and
- The remaining Cash Surrender Value as of the close of the Business Day on which such Surrender is made is less than $2,500 ($5,000 in the State of New York).

Systematic Withdrawals

You may choose to receive automatic systematic Withdrawal payments from the Accumulation Value, provided you are not making IRA withdrawals (see "Withdrawals from Individual Retirement Annuities" below). You may take systematic Withdrawals monthly, quarterly or annually. There is no additional charge for electing the systematic Withdrawal option. Only one systematic Withdrawal option may be elected at a time. You may begin a systematic Withdrawal in a Contract Year in which a regular Withdrawal has been made.

If you are eligible for systematic Withdrawals, you must provide Notice to Us of the date on which you would like such systematic Withdrawals to start. This date must be at least 30 days after the Contract Date and no later than the 28th day of the calendar month. For a day that is after the 28th day of the calendar month, the payment will be made on the first Business Day of the next succeeding calendar month. Subject to these restrictions on timing, if you have not indicated a start date, your systematic Withdrawals will begin on the first Business Day following the Contract Date (or the monthly or quarterly anniversary thereof), and the systematic Withdrawals will be made at the frequency you have selected, which may be either monthly, quarterly or annually. If the day on which a systematic Withdrawal is scheduled is not a Business Day, the payment will be made on the next succeeding Business Day.

You may express the amount of your systematic Withdrawal as either:
- A fixed dollar amount; or
- An amount that is a percentage of the Accumulation Value.

The amount of each systematic Withdrawal must be a minimum of $100. If your systematic Withdrawal of an amount that is a percentage of the Accumulation Value would be less than $100, we will contact you and seek alternative instructions. Unless you direct otherwise, we will automatically terminate your systematic Withdrawal election.

Systematic Withdrawals of an amount based either on a fixed dollar amount or on a percentage of the Accumulation Value are subject to the applicable maximum percentage of Accumulation Value as shown below, which is used to calculate the amount of Withdrawal on the date of each systematic Withdrawal:

Frequency of Systematic Withdrawals	Maximum Percentage of Accumulation Value
Monthly	2.50%
Quarterly	7.50%
Annually	30.00%

Because the maximum amount of systematic Withdrawals available each year is capped at 30% of Accumulation Value, the maximum amount available each year will decrease as the Withdrawal decreases the Accumulation Value. Maximum Annual Withdrawals under the MGWB will not decrease each year unless a Withdrawal is an Excess Withdrawal.

You may change the fixed dollar amount, or percentage of Accumulation Value, of your systematic Withdrawal once each Contract Year, except in a Contract Year during which you have previously made a regular Withdrawal. You may cancel the systematic Withdrawal option at any time by providing Notice to Us at least 7 days before the date of the next scheduled systematic Withdrawal.

Withdrawals from Individual Retirement Annuities

If you have a traditional IRA contract (other than a Roth IRA contract) and will be at least age 72 (age 70½ if born before July 1, 1949) during any calendar year, you may, pursuant to your IRA contract, elect for such calendar year and successive calendar years to have distributions made to you to satisfy requirements imposed by federal income tax law. Such IRA Withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service rules governing mandatory distributions under qualified plans.

If you elect to make IRA Withdrawals, we will send you a reminder notice before such IRA Withdrawals commence, and you may elect to make IRA Withdrawals at that time, or at a later date. Any IRA Withdrawals will be made at the frequency you have selected (which may be monthly, quarterly or annually) and will commence on the start date you have selected, which must be no earlier than 30 days after the Contract Date and no later than the 28th day of the calendar month. For a day that is after the 28th day of any calendar month, the payment will be made on the first Business Day of the next succeeding month. Subject to these restrictions on timing, if you have not indicated a start date, your IRA Withdrawals will begin on the first Business Day following your Contract Date at the frequency you have selected.

At your discretion, you may request that we calculate the amount you are required to withdraw from your contract each year based on the information you give us and the various options under the IRA contract that you have chosen. This amount will be a minimum of $100 per IRA Withdrawal. For information regarding the calculation and options that you have, please see the SAI, which you may request from us without charge by sending us the request form on page 45 of this prospectus. Alternatively, we will accept written instructions from you setting forth your calculation of the required amount to be withdrawn from your IRA contract each year, also subject to the $100 minimum per IRA Withdrawal. If at any time the IRA Withdrawal amount is greater than the Accumulation Value, we will immediately terminate the IRA contract and promptly send you an amount equal to the Cash Surrender Value.

You may not elect to make IRA Withdrawals if you have already elected to make systematic Withdrawals. Additionally, since only one systematic Withdrawal option may be elected at a time, if you have elected to make such systematic Withdrawals, distributions thereunder must be sufficient to satisfy the mandatory distribution rules imposed by federal income tax law; otherwise, we may alter such distributions to comply with federal income tax law. You are permitted to change the frequency of your IRA Withdrawals once per Contract Year, and you may cancel IRA Withdrawals altogether at any time by providing Notice to Us at least 7 days before the next scheduled IRA Withdrawal date to ensure such scheduled IRA Withdrawals and successive IRA Withdrawals are not affected.

The Tax Code and/or your plan may impose other limitations on withdrawals. **See "Federal Tax Considerations – Distributions – General."**

Sub-Account Transfers

Because there is only one Sub-account currently available after the Right to Examine Period, Sub-account transfers are not available. If in the future more than one Sub-account is available, you may transfer your Accumulation Value among the available Sub-accounts, and we reserve the right to assess an Excess Transfer Charge for more than 12 transfers in a Contract Year. **We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law.**

Death Benefit

The contract provides for a Death Benefit equal to the Accumulation Value. The Death Benefit is calculated as of the date we receive Proof of Death of the Annuitant. Subject to state law, the Death Benefit is payable upon our receipt of Proof of Death and all required claim forms, provided that the Accumulation Value of the contract has not been applied to an Annuity Plan. See page 27.

IMPORTANT NOTE: The Death Benefit is still payable after the Annuity Commencement Date under the Table 2 Annuity Plan. See page 27.

Proof of Death is the documentation we deem necessary to establish death, including, but not limited to:
- A certified copy of a death certificate;
- A certified copy of a statement of death from the attending physician;
- A finding of a court of competent jurisdiction as to the cause of death; or
- Any other proof we deem in our sole discretion to be satisfactory to us.

We will calculate the Death Benefit on the Business Day we receive Proof of Death. Once we have received satisfactory Proof of Death and all required documentation necessary to process a claim, we will pay the Death Benefit within 7 days of such date. Only one Death Benefit is payable under the contract. The Death Benefit will be paid to the named Beneficiary. The Owner may restrict how the Beneficiary is to receive the Death Benefit (e.g., by requiring a lump-sum payment, installment payments or that any amount be applied to an Annuity Plan). See page 27.

Spousal Beneficiary Contract Continuation
In the case of a single life MGWB, if the Annuitant's death occurs before the Annuity Commencement Date, the contract is not in Lifetime Automatic Periodic Benefit Status and the sole primary Beneficiary is the deceased Annuitant's "spouse" (as defined by federal law), upon Notice to Us from the surviving spouse, in lieu of receiving the Death Benefit (equal to the Accumulation Value) the surviving spouse may choose to continue the contract with the surviving spouse as the new Owner, pursuant to Section 72(s) of the Tax Code. In this situation the following will apply:

- The surviving spouse will become the Annuitant;
- The age of the surviving spouse will be used as the Owner's age under the continued contract;
- The MGWB will terminate and may not be continued; and
- At the subsequent death of the new Owner/Annuitant (i.e., the surviving spouse), the Death Benefit must be distributed as required for non-spousal Beneficiaries described below, after which, the continued contract will terminate.

Because the MGWB will terminate in this situation, a surviving spouse should carefully consider the value of other benefits offered through the contract (i.e., systematic withdrawals and Annuity Plan payments) when choosing whether it is appropriate in their particular circumstances to continue the contract rather than receive the Death Benefit.

In the case of a Joint and Survivor MGWB, if the Annuitant's death occurs before the Annuity Commencement Date and the sole primary Beneficiary is the deceased Annuitant's "spouse" (as defined by federal law), upon Notice to Us from the surviving spouse, in lieu of receiving the Death Benefit (equal to the Accumulation Value), the surviving spouse may choose to continue the contract with the surviving spouse as the new Owner, pursuant to Section 72(s) of the Tax Code. In this situation the following will apply:
- The surviving spouse will become the Annuitant;
- On the day the contract is continued, the MGWB Base will be set equal to the MGWB Base existing at the time of the deceased Annuitant's death, reduced pro rata for any Withdrawals taken since the deceased Annuitant's death;
- Any Withdrawals taken in the Contract Year in which the contract is continued will be included in determining whether any Excess Withdrawals have been taken in that Contract Year as well as used in calculating any pro rata reductions of the MGWB Base;
- On the day the contract is continued, the MAW Percentage will be set equal to the MAW Percentage existing at the time of the deceased Annuitant's death;
- If the Lifetime Withdrawal Phase has not yet begun, eligibility to enter the Lifetime Withdrawal Phase will be continue to be based on the deceased Annuitant's age (as if he or she were still living); and
- If the Lifetime Withdrawal Phase has not yet begun, the applicable MAW Percentage will continue to be based on the deceased Annuitant's age (as if he or she were still living) and the continuing spouse's age at the time the Lifetime Withdrawal Phase begins.

If the deceased Annuitant's spouse does not choose to continue the contract, the Minimum Guaranteed Withdrawal Benefit will terminate and the Death Benefit will be distributed as stated below for non-spousal Beneficiaries. If the deceased Annuitant's spouse has attained age 90 on the date of the Annuitant's death, the deceased Annuitant's spouse may not choose to continue the contract and the Death Benefit will be distributed as stated below for non-spousal Beneficiaries.

Payment of the Proceeds to a Spousal or Non-spousal Beneficiary
Subject to any payment restrictions imposed by the Owner, the Beneficiary may receive the Death Benefit in one lump sum or installments, provided the Death Benefit is distributed to the Beneficiary within five years of the Owner's death. The Beneficiary has until 1 year after the Owner's death to decide to apply the Death Benefit to an Annuity Plan. If the Death Benefit is applied to an Annuity Plan, the Beneficiary will be deemed to be the Annuitant, and the Annuity Payments must:
- Be distributed in substantially equal installments over the life of such Beneficiary or over a period not extending beyond the life expectancy of such Beneficiary; and
- Begin no later than 1 year after the Owner's date of death.

If we do not receive a request to apply the Death Benefit to an Annuity Plan, we will make a single sum distribution to the Beneficiary. Subject to state law conditions and requirements, the payment may generally be made into an interest bearing retained asset account, backed by our General Account, which can be accessed by the Beneficiary through a draftbook feature. **This account is not insured or guaranteed by the FDIC or any other government entity.** The Beneficiary may access the Death Benefit proceeds at any time without penalty. For information on required distributions under federal income tax laws, see **"Required Distributions Upon Death (IRAs and Roth IRAs)"** below. Interest earned on amounts held in the interest bearing account may be less than interest paid on other settlement options, as we seek to make a profit on such interest bearing accounts. You may be able to earn a better return elsewhere. At the time of death benefit election, the Beneficiary may elect to receive the death benefit proceeds directly by check rather than through the draftbook feature of the interest bearing account by notifying Customer Service. Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax and/or legal adviser before choosing a settlement or payment option.

The Beneficiary may elect to receive the Death Benefit in payments over a period of time based on his or her life expectancy. These payments are sometimes referred to as stretch payments. Stretch payments for each calendar year will vary in amount because they are based on the Accumulation Value and the Beneficiary's remaining life expectancy. The first stretch payment must be made by the first anniversary of the Owner's date of death. Each succeeding stretch payment is required to be made by December 31st of each calendar year. Stretch payments are subject to the same conditions and limitations as Systematic Withdrawals. See page 24. The rules for, and tax consequences of, stretch payments are complex and contain conditions and exceptions not covered in this prospectus. **You should consult a tax and/or legal adviser** for advice about the effect of federal income tax laws, state laws or other tax laws affecting the contract, or any transactions involving the contract.

Death Benefit Once Annuity Payments Have Begun
There is no Death Benefit once the Owner decides to begin receiving Annuity Payments, except under the Table 2 Annuity Plan for a Roth IRA (see below). In the event that the Annuitant dies before all guaranteed Annuity Payments have been made pursuant to any applicable Annuity Plan, we will continue to make the Annuity Payments until all such guaranteed payments have been made. The Annuity Payments will be paid to the Beneficiary according to the Annuity Plan at least as frequently as before the death of the Owner or Annuitant, as applicable.

Annuity Plans and Annuity Payments

Annuity Payments
Annuity Payments are periodic payments under an Annuity Plan made by us to you, or subject to our consent in the event the payee is not a natural person, to a payee designated by you. Annuity Payments will be made to the Owner, unless you provide Notice to Us directing otherwise. Any change in payee will take effect as of the date we receive Notice to Us.

Annuity Commencement Date
Annuity Payments may be elected as long as the Annuitant is then living. You can apply the Accumulation Value to an Annuity Plan on any date following the first Contract Anniversary. We refer to the date on which Annuity Payments commence as the Annuity Commencement Date.

The Annuity Commencement Date can be no later than the January 1st on or next following the Annuitant's 90th birthday (which date we refer to as the "Maximum Annuity Commencement Date"), unless we agree to a later date. If you do not select a date, the Annuity Commencement Date will be the Maximum Annuity Commencement Date.

The Annuity Plans
You may elect one of the fixed Annuity Plans described in Table 1 or Table 2 below. In addition, you may elect another Annuity Plan we may be offering 30 days prior to the Annuity Commencement Date, the latest date by which you must provide your election. You may change Annuity Plans at any time before the Annuity Commencement Date by providing at least 30 days prior Notice to Us. The Annuity Plan may not be changed once Annuity Payments begin.

TABLE 1:
On or Before the Maximum Annuity Commencement Date
Payments for a Period Certain   • Annuity Payments are fixed and made in equal installments for a fixed number of years. The number of years cannot be less than 10 or more than 30, unless otherwise required by applicable law.   **Payments for Life with a Period Certain**   • Annuity Payments are fixed and made for a fixed number of years and as long thereafter as the Annuitant is living. The number of years cannot be less than 10 or more than 30, unless otherwise required by applicable law.   **Life Only Payments**   • Annuity Payments are fixed and made for as long as the Annuitant is living.   **Joint and Last Survivor Life Payments**   • Annuity Payments are fixed and made for as long as either of two Annuitants is living.

TABLE 2:
ONLY on the Maximum Annuity Commencement Date

Payments for Life with Surrender Right and Death Benefit
- If your contract is a Roth IRA contract, Annuity Payments will vary and are made for as long as the Annuitant is living.
- **IMPORTANT NOTE:** This Annuity Plan is designated as the default Annuity Plan under your Roth IRA contract if you do not elect another Annuity Plan.

Automatic Required Minimum Distribution Option
- If your contract is a traditional IRA contract, Annuity Payments will vary and are made for as long as the Annuitant is living.
- **IMPORTANT NOTE:** This Annuity Plan is designated as the default Annuity Plan under your IRA contract if you do not elect another Annuity Plan.

Annuity Plan Comparison Chart						
	Table 1				Table 2	
Key: ✔ = permitted ✘ = not permitted	**Payments for a Period Certain**	**Payments for Life with a Period Certain**	**Life Only Payments**	**Joint and Last Survivor Life Payments**	**Payments for Life with Surrender Right and Death Benefit**	**Automatic Required Minimum Distribution Option**
Select another Annuity Plan after the Annuity Commencement Date	✘	✘	✘	✘	✘	✔
Monthly, quarterly, annual and semi-annual Annuity Payments	✔	✔	✔	✔	✔	✔
Change the frequency of the Annuity Payments	✘	✘	✘	✘	✘	✔
Withdrawals after the Annuity Commencement Date	✘	✘	✘	✘	✘	✔
Surrender of the contract after the Annuity Commencement Date	✘	✘	✘	✘	✔	✔
Accumulation Value remains allocated to Sub-accounts	✘	✘	✘	✘	✔	✔

For Table 1 Annuity Plans, Annuity Payments **are fixed** and we determine the amount of such Annuity Payments on the Annuity Commencement Date as follows:
- Accumulation Value; minus
- Any premium tax that may apply; multiplied by
- The applicable payment factor, which depends on:
    ▷ The Annuity Plan;
    ▷ The frequency of Annuity Payments;
    ▷ The age of the Annuitant (and gender, where appropriate under applicable law); and
    ▷ A net investment return of 1.0% is assumed (we may pay a higher rate at our discretion).

We use the Annuity 2000 Mortality Tables. Portions of the tables relevant to each Annuity Plan are set forth in the contract for illustration purposes. You can obtain information more specific to your contract by contacting Customer Service. Contact information for Customer Service appears on page 1.

Under the Annuity Plan that provides for life only payments, if the Minimum Guaranteed Withdrawal Benefit is still in effect (see page 16) on the Annuity Commencement Date, we will pay the greater amount of:
- The Annuity Payments (as determined per the above calculation); and
- The Maximum Annual Withdrawal. See page 19.

For Table 2 Annuity Plans:

For Roth IRA contracts, Annuity Payments **will vary** and we determine the amount of such Annuity Payments, on an annual basis beginning on the December 31 that precedes the Maximum Annuity Commencement Date (and on each December 31 thereafter), as follows:
- Accumulation Value; divided by
- The life expectancy of the Annuitant, which depends on the age of the Annuitant, as determined pursuant to the Single Life Expectancy Table under Treasury Regulation Section 1.401(a)(9)-9.

For Traditional IRA contracts, Annuity Payments **will vary** and we determine the amount of such periodic payments, on an annual basis beginning on the December 31 that precedes the Maximum Annuity Commencement Date (and on each December 31 thereafter), as follows:

- Accumulation Value; plus
- The actuarial present value of the Minimum Guaranteed Withdrawal Benefit determined pursuant to Treasury Regulation Section 1.401(a)(9)-6, Q&A 12; divided by
- The distribution period, which depends on the age of the Annuitant determined pursuant to the Uniform Lifetime Table under Treasury Regulation Section 1.401(a)(9)-9.

Under the Table 2 Annuity Plans, if the Minimum Guaranteed Withdrawal Benefit is still in effect (see page 16) on the Annuity Commencement Date, we will pay the greater amount of:

- The Annuity Payments (as determined per the above calculation); and
- The Maximum Annual Withdrawal (see page 19), as determined beginning with the Contract Anniversary that is the Maximum Annuity Commencement Date.

If the Accumulation Value is less than $2,000 on the Annuity Commencement Date, we will pay such amount in a single lump-sum payment.

We will make the Annuity Payments in monthly installments, unless you deliver Notice to Us directing us to pay at a different frequency. If any day that an Annuity Payment is thereafter scheduled to be paid is not a Business Day (e.g., a weekend, or the day does not exist in the given month), such Annuity Payment will be paid on the next Business Day. Each Annuity Payment must be at least $20. We reserve the right to make the Annuity Payments less frequently, as necessary, to make the Annuity Payments equal to at least $20. We may also change the $2,000 and $20 minimums for new annuity elections, if allowed by law, based upon increases reflected in the Consumer Price Index for All Urban Consumers (CPI-U) since September 1, 2012. **The MGWB terminates, once you begin to receive Annuity Payments under an Annuity Plan.**

The Annuity Payments received under an Annuity Plan will not be less than the payments that would be provided from the application of the Cash Surrender Value to a single premium immediate annuity under the same annuity plan offered by us on the Annuity Commencement Date.

Upon application of the Accumulation Value to an Annuity Plan, unless you are eligible for and elect a Table 2 Annuity Plan for a Roth IRA, the contract will terminate and will cease to have any further value other than as provided under the Annuity Plan you elected.

IMPORTANT NOTE: For contracts issued New York, Annuity Payments at the time of commencement will not be less than those that would otherwise be provided by the application of an amount to purchase any single premium immediate annuity offered by us at the time to the same class of Annuitants. If no single premium immediate annuity is offered by us at the time Annuity Payments under the contract would otherwise commence, such Annuity Payments will not be less than those that would otherwise be provided by applying reasonable current market single premium immediate annuity rates to the same amount.

Death of the Annuitant

In the event the Annuitant dies on or after the Annuity Commencement Date, but before all Annuity Payments have been made pursuant to the applicable Annuity Plan, we will continue the Annuity Payments until all guaranteed Annuity Payments have been made. The Annuity Payments will be paid at least as frequently (and at least as rapidly) as before the Annuitant's death until the end of any guaranteed period certain. We may require satisfactory Proof of Death in regard to the Annuitant before continuing the Annuity Payments.

Under the Table 2 Annuity Plans, so long as the MGWB is **not** in the Lifetime Automatic Periodic Benefit Status (see page 21), the Beneficiary will be entitled to the Death Benefit (see page 25) according to one of the following:

- In a lump sum on or before the end of the calendar year in which the Annuitant's death occurs; or
- Periodic payments, in the same frequency and at least as rapidly as under this Annuity Plan at the time of death, equal to, on an annual basis as determined on the December 31 immediately preceding the Contract Year in which the payments will be made, the Accumulation Value *divided by* the remaining life expectancy of the Annuitant at the time of death (or the life expectancy of the Beneficiary at the time of the Annuitant's death if shorter). Life expectancy is determined pursuant to the Single Life Table under Treasury Regulation Section 1.401(a)(9)-9.

Beneficiaries should consult with a tax and/or legal adviser about how life expectancy is determined under the Treasury Regulation cited above and the impact of that determination will have on the amount of available periodic payments.

On each December 31 following the first periodic payment of the Death Benefit (the amount of which is determined as per the above), we will recalculate the periodic payment using the remaining Accumulation Value and the life expectancy factor used in calculating the amount of the prior periodic payment reduced by one.

Other Important Information

Reports to Contract Owners
We will confirm purchase, transfer and Withdrawal transactions usually within five Business Days of processing any such transaction. At least once a year, we will send you, without charge, a report showing the current Accumulation Value and Cash Surrender Value, as well as amounts deducted from, or added to, the Accumulation Value since the last report. This report will show your allocation of the Accumulation Value to the Sub-account(s), as well as any other information that is required by law or regulation. We may also send you a quarterly statement showing these same values as of the end of the calendar quarter.

In addition, we will provide you with any other reports, notices or documents that we are required by applicable law to furnish to you. We will send these reports to you at your last known address within 60 days after the report date.

Suspension of Payments
We reserve the right to suspend or postpone the date of any payment of benefits or determination of any value (including the Accumulation Value) under the contract, beyond the seven permitted days, under any of the following circumstances:
- On any Business Day when the NYSE is closed (except customary weekend and holiday closings) or when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC; or
- During any other periods the SEC may, by order, permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and tegulations of the SEC.

We have the right to delay payment for up to six months, contingent upon written approval by the insurance supervisory official in the jursidiction in which this Contract is issued. Payment of benefits or values may also be delayed or suspended as required by court order or any regulatory action.

Deferred payments may include interest that is required by applicable state law.

Misstatement Made by Owner in Connection with Purchase of the Contract
We may require proof of the age and/or sex of the person upon whose life the MGWB, Death Benefit or Annuity Payments are determined. If the Owner misstates the age or sex of such person, we reserve the right to adjust (either upward or downward) these payments based on the correct age or sex. If an upward adjustment to your benefit payment is required, we will include an amount in your next benefit payment representing the past underpayments by us, with interest credited at a rate of 1.5% annually (where permitted). If a downward adjustment to your benefit payment is required, we will make a deduction from future benefit payments until the past overpayments by us, plus interest at 1.5% annually (where permitted), has been repaid in full by you.

We reserve the right (where permitted) to void the contract and return the Cash Surrender Value in the event of any material misrepresentation made by the Owner in connection with the purchase of the contract.

Assignment
Traditional IRA and Roth IRA contracts may not be sold, assigned, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose.

Contract Changes
We have the right to amend, make changes to or modify the contract if required by law, including any amendment, change or modification necessary to continue to qualify such contract as an annuity contract under applicable law. Any such amendment, change or modification must be in writing. An endorsement added to comply with applicable law does not require your consent but is subject to regulatory approval. Any such amendments, changes or modifications will apply uniformly to all contracts affected.

Right to Examine and Return the Contract
Subject to state law, you may return the contract for any reason or no reason at all within 15 days of receipt (or 30 days if the contract is a replacement contract as defined by applicable state law) and receive the Accumulation Value plus any charges we have deducted, which amount may be more or less than the Premium paid because of the investment performance of the Sub-account into which the Premium is allocated. During the Right to Examine Period, your Premium will be allocated to the Sub-account that invests in the Voya Government Money Market Portfolio, and at the end of the Right to Examine Period your Accumulation Value will automatically be reallocated to the Sub-account that invests in the Voya Retirement Moderate Portfolio. For contracts issued in California, if you are age 60 or older on the date the application was signed, you may direct us to allocate your Premium to the Voya Retirement Moderate Portfolio during the Right to Examine Period rather than to the Voya Government Money Market Portfolio.

If you decide to return the contract, you must deliver it to:
- Us at Customer Service (the address is specified on page 1); or
- To your agent/registered representative.

Non-Waiver
We may, in our discretion, elect not to exercise a right, privilege or option under the contract. Such election will not constitute our waiver of the right to exercise such right, privilege or option at a later date, nor will it constitute a waiver of any provision of the contract.

Special Arrangements
We may reduce or waive any contract fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services. Any reduction or waiver will be applied in a non-discriminatory manner.

Administrative Procedures
We may accept a request for customer service related to the contract in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the Accumulation Value as it is next determined only after you have met all administrative requirements. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions (for example, a facsimile Withdrawal request form), even if appropriate identifying information is provided.

Other Contracts
We and our affiliates offer various other products with different features and terms than those found in the contract, which may offer the same Sub-account(s). These products may have different benefits, fees and charges, and may or may not better match your needs. Please consult your agent/registered representative if you are interested in learning more information about these other products.

Selling the Contract
Our affiliate, Voya Financial Partners, LLC, One Orange Way, Windsor, CT 06095 is the principal underwriter and distributor of the contract, as well as of contracts issued by our affiliate, ReliaStar Life Insurance Company of New York. Voya Financial Partners, LLC, a Delaware limited liability company, is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority, Inc., or FINRA.

Voya Financial Partners, LLC does not retain any commissions or compensation that we pay to it for contract sales. Voya Financial Partners, LLC enters into selling agreements with affiliated, including Voya Financial Advisors, Inc., and unaffiliated broker/dealers to sell the contracts through their registered representatives who are licensed to sell securities and variable insurance products ("selling firms"). Selling firms are also registered with the SEC and are FINRA member firms.

Voya Financial Partners, LLC pays selling firms compensation for the promotion and sale of the contracts. Registered representatives of the selling firms who solicit sales of the contracts typically receive a portion of the compensation paid by Voya Financial Partners, LLC to such selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by the Owners of the contract or by Variable Annuity Account B. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the contracts.

Voya Financial Partners, LLC pays selling firms for contract sales according to one or more schedules. This compensation is generally based on a percentage of Premium payments. Selling firms may receive commissions of up to 0.50% of Premium. In addition, selling firms may receive ongoing annual compensation of up to 0.50% of all, or a portion, of the values of contracts sold through such selling firm. Individual representatives may receive all or a portion of the compensation paid to their selling firm, depending on such selling firm's practices. Commissions and annual compensation, when combined with additional compensation or reimbursement of expenses (as more fully described below), could exceed 0.50% of Premium.

Voya Financial Partners, LLC has special compensation arrangements with certain selling firms based on such firms' aggregate or anticipated sales of the contracts or other specified criteria. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of contracts described above, Voya Financial Partners, LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling the contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of Premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the calendar year;
- Loans or advances of commissions in anticipation of future receipt of Premiums (i.e., a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;
- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of the contract;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or non-cash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contract.

The following is a list of the top 25 selling firms that, during 2020, received the most total dollars of compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by us, ranked from greatest to least:

1. Lincoln Investment Planning, Inc.
2. Regulus Advisors, LLC
3. LPL Financial LLC
4. Morgan Stanley Smith Barney LLC
5. Voya Financial Advisors, Inc.
6. Kestra Investment Services, LLC
7. Royal Alliance Associates, Inc.
8. Pensionmark Securities, LLC
9. American Portfolios Financial Services, Inc.
10. Securities America, Inc.
11. Northwestern Mutual Investment Services, Inc.
12. Lincoln Financial Advisors Corporation
13. Cetera Advisors LLC
14. Ameriprise Financial Services, Inc.
15. Woodbury Financial Services, Inc.
16. Cetera Advisor Networks LLC
17. MMA Securities LLC
18. PlanMember Securities Corporation
19. Cadaret, Grant & Co., Inc.
20. IMA Wealth, Inc.
21. First Allied Securities, Inc.
22. NYLIFE Securities LLC
23. SagePoint Financial, Inc.
24. Hornor, Townsend & Kent, LLC
25. Lockton Investment Securities, LLC

Voya Financial Partners, LLC may also compensate wholesalers/distributors, and their sales management personnel, for contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of Premiums and/or a percentage of Accumulation Value. Voya Financial Partners, LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or "focus firms."

This is a general discussion of the types and levels of compensation paid by us for sale of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a selling firm or registered representative may provide such selling firm or registered representative a financial incentive to promote our products, such as the contract, over those of another company, and may also provide a financial incentive to promote one of our contracts over another, such as the contract.

Anti-Money Laundering
In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Unclaimed Property
Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on contract owners, insureds, beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Contract owners are urged to keep their own, as well as their beneficiaries' and other payees', information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers. Such updates should be communicated to Customer Service in writing or by calling 1-800-584-6001.

Cyber Security
Like others in our industry, we are subject to operational and information security risks resulting from "cyber-attacks", "hacking" or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your contract value. For instance, cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate accumulation unit values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract that result from cyber-attacks or information security breaches in the future.

State Regulation
We are regulated by the Insurance Department of the State of Connecticut. We are also subject to the insurance laws and regulations of all jurisdictions in which we do business. The contract offered by this prospectus has been approved where required by such jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which we do business to allow regulators to assess our solvency and compliance with state insurance laws and regulations.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, Voya Financial Partners, LLC's ability to distribute the contract or upon the Separate Account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or Voya Financial Partners, LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.

- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including Voya Financial Partners, LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

Federal Tax Considerations

Introduction

The contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contract. The U.S. federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the Beneficiary, as applicable) determines the federal taxation of amounts held, or paid out, under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and generally does not discuss federal estate and gift tax implications, state and local taxes, taxes of any foreign jurisdiction or any other tax provisions;
- We do not make any guarantee about the tax treatment of the contract or transactions involving the contract; and
- No assurance can be given that the Internal Revenue Service, or IRS, would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contract with tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other taxes affecting the contract or any transactions involving the contract.

Qualified Contracts

Qualified contracts are designed for use by individuals and/or employers whose premium payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs to special favorable income tax treatment under Section 408A or 408A of the Tax Code. **Employers or individuals intending to use the contract with such plans should seek legal and tax advice.**

Taxation of Qualified Contracts

Eligible Retirement Plans and Programs
The contract may be purchased with the following retirement plans and programs to accumulate retirement savings:

Individual Retirement Annuities ("IRA") and Roth IRA. Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). Certain employers may establish Simplified Employee Pension ("SEP") or Savings Incentive Match Plan for Employees ("SIMPLE") plans to provide IRA contributions on behalf of their employees. Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA, which provides for tax-free distributions, subject to certain restrictions. **Sales of the contract for use with IRAs or Roth IRAs may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRA qualification requirements.**

Special Considerations for IRAs. IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. You may roll over a distribution from an IRA to an IRA only once in any 12 month period. You will not be able to roll over any portion of an IRA distribution if you rolled over any other IRA distribution the preceding 1-year period. This limit applies by aggregating all of your IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of this limit. Please note that this one-rollover-per-year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA, (2) a rollover to or from a qualified plan, or (3) a trustee-to-trustee transfer between IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

Early distributions from SIMPLE IRAs made within 2 years of beginning participation in the SIMPLE IRA are subject to a 25% early distribution tax.

Special Considerations for Roth IRAs. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute. Roth IRA contributions are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA, IRA, or eligible plan. Individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. A conversion of a traditional IRA to a Roth IRA, and a rollover from any other eligible retirement plan to a Roth IRA, made after December 31, 2017, cannot be recharacterized as having been made to a traditional IRA.

You will not be able to roll over any portion of a Roth IRA distribution if you rolled over any other IRA distribution the preceding 1-year period. This limit applies by aggregating all of your IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of this limit. Please note that this one-rollover-per-year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA, (2) a rollover to or from a qualified plan, or (3) a trustee-to-trustee transfer between Roth IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

A 10% penalty tax may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Taxation
The tax rules applicable to qualified contracts vary according to the type of qualified contract, the specific terms and conditions of the qualified contract and the terms and conditions of the qualified plan or program. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income phase (i.e., annuity) payments from a qualified contract, depends on the type of qualified contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not confirm to specified commencement and minimum distribution rules; and
- Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the contract described in this prospectus. No attempt is made to provide more than general information about the use of the contract with qualified plans and programs. Contract owners, sponsoring employers, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plan or program, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans and programs to the extent such terms contradict the language of the contract, unless we consent in writing.

Contract owners, sponsoring employers, participants, annuitants, and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. **Therefore, you should seek tax and/or legal advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code. We provide general information on these requirements for certain plans and programs below. You should consult with a tax and/or legal adviser in connection with contributions to a qualified contract.

Traditional and Roth IRAs. You are eligible to contribute to a traditional IRA if you have compensation includible in income for the taxable year. For 2020, the contribution to your traditional IRA cannot exceed the lesser of $6,000 or your taxable compensation. If you are age 50 or older, you can make an additional catch-up contribution of $1,000. Contributions to a traditional IRA may be deductible depending on your modified adjusted gross income ("MAGI"), tax filing status, and whether you or your spouse are an active participant in a retirement plan.

You may be eligible to contribute to a Roth IRA if you have compensation includible in income for the year. For 2020, the contribution to a Roth IRA cannot exceed the lesser of $6,000 or your taxable compensation. If you are age 50 or older, you can make an additional catch up contribution of $1,000. The amount you can contribute to a Roth IRA is reduced by the amount of any contributions you make to an individual retirement plan for your benefit (not including SEPs or SIMPLE IRAs). Your ability to contribute to a Roth IRA may be further limited by your MAGI and tax filing status. Contributions to a Roth IRA are not deductible.

Repeal of Maximum Age for Contributions to a Traditional IRA. The Setting Every Community Up for Retirement Enhancement Act ("SECURE Act") eliminated the maximum age after which contributions to a traditional IRA were not allowed. Consequently, individuals who have attained age 70½ will no longer be prohibited from making non-rollover contributions to traditional IRAs.

Distributions – General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from your contract including withdrawals, income phase (i.e., annuity) payments, and death benefit proceeds. If a portion of a distribution is taxable, the distribution will be reported to the IRS.

IRAs. All distributions from an IRA are taxed as received unless either one of the following is true:

- The distribution is directly transferred to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
- You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to the rules detailed in the Tax Code.

10% Additional Tax. The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a contract used with an IRA. The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a traditional or Roth IRA.

Exceptions to the 10% additional tax may apply if:
- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to the Beneficiary;
- The distribution amount is rolled over tax free into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- The distribution is paid directly to the government in accordance with an IRS levy;
- The distribution is a qualified reservist distribution as defined under the Tax Code;
- The distribution is a qualified birth or adoption distribution;
- The distribution is eligible for penalty relief extended to victims of certain natural disasters; or
- You have unreimbursed medical expenses that are deductible (without regard to whether you itemized deductions);
- The distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary;
- The distributions are not more than the cost of your medical insurance due to a period of unemployment (subject to certain conditions);
- The distributions are not more than your qualified higher education expenses;
- You use the distribution to buy, build or rebuild a first home;
- You have separated from service with the plan sponsor at or after age 55;
- You are a qualified public safety employee taking a distribution from a governmental plan and you separated from service after age 50;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated Beneficiary; or
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic relations Order ("QDRO").

The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Qualified Distributions – Roth IRA. A partial or full distribution of premium payments to a Roth IRA account and earnings credited on those premium payments (or of in-plan rollover amounts and earnings credited on those amounts, as described in the "In-Plan Roth Rollovers" section below) will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth IRA account is defined as a distribution that meets the following two requirements:
- The distribution occurs after the five-year taxable period measured from the earlier of:
  - ▷ The first taxable year you, as applicable, made a contribution to a Roth IRA or a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code Section 402A;
  - ▷ If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
  - ▷ The first taxable year in which you made an in-plan Roth rollover of non-Roth amounts under the same plan; AND
- The distribution occurs after you attain age 59½, die with payment being made to your Beneficiary or estate, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the contract (basis) and earnings on the contract.

Lifetime Required Minimum Distributions (IRAs and Roth IRAs)
To avoid certain tax penalties, you and any designated Beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules may dictate the following:
- The start date for distributions;
- The time period in which all amounts in your contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 72 (age 70½ if born before July 1, 1949).

Time Period. You must receive distributions from the contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated Beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required distribution must be calculated in accordance with Tax Code Section 401(a)(9). Before annuity payments begin, the required minimum distribution amount is generally determined by dividing the entire interest in the account as of December 31 of the preceding year by the applicable distribution period. The entire interest in the account includes the amount of any outstanding rollover, transfer, and recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits and any optional living benefit. If annuity payments have begun under an annuity option that satisfies the Tax Code Section 401(a)(9) regulations, such payments will generally be viewed as satisfying your required minimum distribution.

50% Excise Tax. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed. In certain circumstances this excise tax may be waived by the IRS.

Roth IRAs. Required Minimum Distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your contract.

Required Distributions Upon Death (IRAs and Roth IRAs)
Upon your death, any remaining interest in an IRA or Roth IRA plan must be distributed in accordance with federal income tax requirements under Section 401(a)(9) of the Tax Code. The death benefit provisions of your contract will be interpreted to comply with those requirements. The SECURE Act amended the post-death distribution requirements that are generally applicable with respect to deaths occurring after 2019. The post-death distribution requirements under prior law continue to apply in certain circumstances.

Prior Law. Under prior law, if you die prior to the required beginning date, the remaining interest must be distributed (1) within five years after the death (the "5-year rule"); or (2) over the life of the designated beneficiary, or over a period not extending beyond the life expectancy of the designated beneficiary, provided that such distributions commence within one year after death (the "lifetime payout rule"). If you die on or after the required beginning date (including after the date distributions have commenced in the form of an annuity), the remaining interest must be distributed at least as rapidly as under the method of distribution being used as of the date of death (the "at-least-as-rapidly rule").

The New Law. Under the new law, if you die after 2019, and you have a designated beneficiary, any remaining interest must be distributed within ten years after your death, unless the designated beneficiary is an eligible designated beneficiary ("EDB") or some other exception applies. A designated beneficiary is any individual designated as a beneficiary by you, the IRA owner. An EDB is any designated beneficiary who is (1) your surviving spouse; (2) your minor child; (3) disabled; (4) chronically ill; or (5) an individual not more than ten years younger than you. An individual's status as an EDB is determined on the date of your death.

This ten-year post-death distribution period applies regardless of whether you die before your required beginning date or you die on or after that date (including after distributions have commenced in the form of an annuity). However, if the beneficiary is an EDB and the EDB dies before the entire interest is distributed under this ten-year rule, the remaining interest must be distributed within ten years after the EDB's death (i.e., a new ten-year distribution period begins).

Instead of taking distributions under the new ten-year rule, an EDB can stretch distributions over life, or over a period not extending beyond life expectancy, provided that such distributions commence within one year of your death, subject to certain special rules. In particular, if the EDB dies before the remaining interest is distributed under this stretch rule, the remaining interest must be distributed within ten years after the EDB's death (regardless of whether the remaining distribution period under the stretch rule was more or less than ten years). In addition, if your minor child is an EDB, the child will cease to be an EDB on the date the child reaches the age of majority, and any remaining interest must be distributed within ten years after that date (regardless of whether the remaining distribution period under the stretch rule was more or less than ten years).

If your beneficiary is not an individual, such as a charity, your estate, or in some cases a trust, any remaining interest after your death generally must be distributed under prior law in accordance with the 5-year rule or the at-least-as-rapidly rule, as applicable (but not the lifetime payout rule). However, if your beneficiary is a trust and all the beneficiaries of the trust are individuals, the new law may apply pursuant to special rules that treat the beneficiaries of the trust as designated beneficiaries, including special rules allowing a beneficiary of a trust who is disabled or chronically ill to stretch the distribution of their interest over their life or life expectancy in some cases. **You should consult a professional tax adviser about the federal income tax consequences of your beneficiary designations, particularly if a trust is involved.**

More generally, the new law applies if you die after 2019, subject to several exceptions. In particular, if your plan is maintained pursuant to one or more collective bargaining agreements, the new law applies to your interest in that plan if you die after 2021 (unless the collective bargaining agreements terminate earlier).

In addition, the new post-death distribution requirements generally do not apply if the IRA owner died prior to January 1, 2020. However, if the designated beneficiary of the deceased IRA owner dies after January 1, 2020, any remaining interest must be distributed within ten years of the designated beneficiary's death. Hence, this ten-year rule generally will apply to a contract issued prior to 2020 which continues to be held by a designated beneficiary of an IRA who died prior to 2020.

It is important to note that under prior law, annuity payments that commenced under a method that satisfied the distribution requirements while the IRA owner was alive could continue to be made under that method after the death of the IRA owner. Under the new law, however, if you commence taking distributions in the form of an annuity that can continue after your death, such as in the form of a joint and survivor annuity or an annuity with a guaranteed period of more than ten years, any distributions after your death that are scheduled to be made beyond the applicable distribution period imposed under the new law might need to be accelerated at the end of that period (or otherwise modified after your death if permitted under federal tax law and by us) in order to comply with the new post-death distribution requirements.

Certain transition rules may apply. Please consult your tax adviser.

Start Date for Spousal Continuation. Under the new law, as under prior law, if your beneficiary is your spouse, your surviving spouse can delay the application of the post-death distribution requirements until after your surviving spouse's death by transferring the remaining interest tax-free to your surviving spouse's own IRA, or by treating your IRA as your surviving spouse's own IRA. The post-death distribution requirements are complex and unclear in numerous respects. The Internal Revenue Service and U.S. Department of the Treasury have issued very little guidance on the new law. In addition, the manner in which these requirements will apply will depend on your particular facts and circumstances. **You should consult a professional tax adviser for tax advice as to your particular situation.**

Withholding
Taxable distributions under the contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax position.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated Beneficiary may elect not to have tax withheld from distributions. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number, if we are notified by the IRS that the taxpayer identification number we have on file is incorrect, or if the payment is made outside of the U.S. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Non-resident Aliens. If you or your designated Beneficiary is a non-resident alien, withholding will generally be 30% based on the individual's citizenship, the county of domicile and tax treaty status.

Assignment and Other Transfers

IRAs and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under these contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in such a contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a tax and/or legal adviser regarding the potential tax effects of such a transaction.

Tax Consequences of Living Benefits

Living Benefits. Except as otherwise noted below, when a full or partial withdrawal from a contract occurs under a minimum guaranteed withdrawal benefit rider, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any deferred sales charge) immediately before the distribution over the investment in the contract at that time.

Investment in the contract is generally equal to the amount of all contributions to the contract previously included in your gross income, plus amounts previously included in your gross income as the result of certain loans, assignments, or gifts, less the aggregate amount of non-taxable distributions previously made. The income on the contract for purposes of calculating the taxable amount of a distribution may be unclear. For example, the living benefits provided under the MGWB provision could increase the contract value that applies. Thus, the income on the contract could be higher than the amount of income that would be determined without regard to such a benefit. As a result, you could have higher amounts of income than will be reported to you. In addition, payments under any guaranteed payment phase of such riders may be subject to the exclusion ratio rules under Tax Code Section 72(b) for tax purposes. Please consult your tax and/or legal adviser about the tax consequences of living benefits.

Same-Sex Marriages

The contract provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the contract's death benefit and any joint-life coverage under a living benefit. All contract provisions relating to spousal continuation are available only to a person who meets the definition of "spouse" under federal law. U.S. Treasury Department regulations provide that for federal tax purposes, the term "spouse" does not include individuals (whether of the opposite sex or the same sex) who have entered into a registered domestic partnership, civil union, or other similar formal relationship that is not denominated as a marriage under the laws of the state where the relationship was entered into, regardless of domicile. As a result, if a beneficiary of a deceased owner and the owner were parties to such a relationship, the beneficiary will be required by federal tax law to make distributions from the contract in the manner applicable to non-spouse beneficiaries and will not be able to continue the contract. Please consult your tax and/or legal adviser for further information about this subject.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretations thereof is uncertain, there is always the possibility that the tax treatment of the contract could change by such means. It is also possible that any such change could be retroactive (i.e., effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their potential effect on the contract.

Taxation of Company

We are taxed as a life insurance company under the Tax Code. The Separate Account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the Separate Account to increase reserves under the contracts. Because of this, under existing federal tax law, we believe that any such income and gains will not be taxed. Because we do not expect that we will incur any federal income tax liability attributable to the Separate Account we do not intend to make any provision for such taxes. However, changes in the tax laws and/or in their interpretation may result in our being taxed on income or gains attributable to the Separate Account. In this case, we may impose a charge against a Separate Account (with respect to some or all of the contracts) to set aside provisions to pay any such taxes. We may deduct this amount from the Separate Account, including from your contract value invested in the Sub-accounts.

In calculating our corporate income tax liability, we may claim certain corporate income tax benefits associated with the investment company assets, including separate account assets, which are treated as company assets under applicable income tax law. These benefits may reduce our overall corporate income tax liability. Under current law, such benefits include foreign tax credits and corporate dividends received deductions. We do not pass the tax benefits through to the holders of the separate account because (i) the contract owners are not the owners of the assets generating these benefits under applicable income tax law and (ii) we do not currently include company income taxes in the tax charges you pay under the contract. We reserve the right to change these tax practices.

Appendix 1

Option Data Table (applicable only if Joint and Survivor MGWB has been elected). If a Joint and Survivor MGWB is elected, when the MAW is requested the MAW shall be actuarially adjusted based on the Annuitant's and the Annuitant's spouse's ages on the date of the request, following the adjustment for Early Lifetime Withdrawal Commencement or Deferred Lifetime Withdrawal Commencement, if applicable, using the following Joint and Survivor Equivalency Factors:

Annuity 2000 Basic Mortality / 3% Interest Joint and Survivor Equivalency Factors
Annuitant's Age

Spouse's Age	62	63	64	65	66	67	68	69	70	71	72	73	74
20	58%	57%	55%	54%	52%	51%	49%	48%	46%	44%	43%	41%	40%
21	58%	57%	55%	54%	52%	51%	49%	48%	46%	45%	43%	42%	40%
22	59%	57%	56%	54%	53%	51%	50%	48%	47%	45%	43%	42%	40%
23	59%	58%	56%	55%	53%	51%	50%	48%	47%	45%	44%	42%	41%
24	59%	58%	56%	55%	53%	52%	50%	49%	47%	45%	44%	42%	41%
25	60%	58%	57%	55%	54%	52%	51%	49%	47%	46%	44%	43%	41%
26	60%	59%	57%	56%	54%	52%	51%	49%	48%	46%	44%	43%	41%
27	61%	59%	58%	56%	54%	53%	51%	50%	48%	46%	45%	43%	42%
28	61%	59%	58%	56%	55%	53%	52%	50%	48%	47%	45%	43%	42%
29	61%	60%	58%	57%	55%	54%	52%	50%	49%	47%	45%	44%	42%
30	62%	60%	59%	57%	56%	54%	52%	51%	49%	47%	46%	44%	43%
31	62%	61%	59%	58%	56%	54%	53%	51%	49%	48%	46%	44%	43%
32	63%	61%	60%	58%	56%	55%	53%	52%	50%	48%	47%	45%	43%
33	63%	62%	60%	59%	57%	55%	54%	52%	50%	49%	47%	45%	44%
34	64%	62%	61%	59%	57%	56%	54%	52%	51%	49%	47%	46%	44%
35	64%	63%	61%	60%	58%	56%	55%	53%	51%	49%	48%	46%	44%
36	65%	63%	62%	60%	58%	57%	55%	53%	52%	50%	48%	46%	45%
37	65%	64%	62%	61%	59%	57%	56%	54%	52%	50%	49%	47%	45%
38	66%	64%	63%	61%	59%	58%	56%	54%	53%	51%	49%	47%	46%
39	67%	65%	63%	62%	60%	58%	57%	55%	53%	51%	50%	48%	46%
40	67%	66%	64%	62%	61%	59%	57%	55%	54%	52%	50%	48%	47%
41	68%	66%	65%	63%	61%	60%	58%	56%	54%	52%	51%	49%	47%
42	69%	67%	65%	64%	62%	60%	58%	57%	55%	53%	51%	49%	48%
43	69%	68%	66%	64%	63%	61%	59%	57%	55%	54%	52%	50%	48%
44	70%	68%	67%	65%	63%	62%	60%	58%	56%	54%	52%	51%	49%
45	71%	69%	67%	66%	64%	62%	60%	59%	57%	55%	53%	51%	49%
46	71%	70%	68%	66%	65%	63%	61%	59%	57%	56%	54%	52%	50%
47	72%	71%	69%	67%	65%	64%	62%	60%	58%	56%	54%	53%	51%
48	73%	71%	70%	68%	66%	64%	63%	61%	59%	57%	55%	53%	51%
49	74%	72%	71%	69%	67%	65%	63%	62%	60%	58%	56%	54%	52%
50	75%	73%	71%	70%	68%	66%	64%	62%	61%	59%	57%	55%	53%
51	75%	74%	72%	71%	69%	67%	65%	63%	61%	59%	57%	56%	54%
52	76%	75%	73%	71%	70%	68%	66%	64%	62%	60%	58%	56%	54%
53	77%	76%	74%	72%	71%	69%	67%	65%	63%	61%	59%	57%	55%
54	78%	77%	75%	73%	71%	70%	68%	66%	64%	62%	60%	58%	56%
55	79%	77%	76%	74%	72%	71%	69%	67%	65%	63%	61%	59%	57%
56	80%	78%	77%	75%	73%	72%	70%	68%	66%	64%	62%	60%	58%
57	81%	79%	78%	76%	74%	73%	71%	69%	67%	65%	63%	61%	59%
58	82%	80%	79%	77%	75%	74%	72%	70%	68%	66%	64%	62%	60%
59	83%	81%	80%	78%	76%	75%	73%	71%	69%	67%	65%	63%	61%
60	83%	82%	81%	79%	77%	76%	74%	72%	70%	68%	66%	64%	62%

Appendix 1 (continued)

Annuity 2000 Basic Mortality / 3% Interest Joint and Survivor Equivalency Factors (continued)

Annuitant's Age

Spouse's Age	62	63	64	65	66	67	68	69	70	71	72	73	74
61	84%	83%	82%	80%	78%	77%	75%	73%	71%	69%	67%	65%	63%
62	85%	84%	83%	81%	79%	78%	76%	74%	72%	70%	68%	66%	64%
63	86%	85%	83%	82%	80%	79%	77%	75%	74%	72%	70%	68%	66%
64	87%	86%	84%	83%	82%	80%	78%	77%	75%	73%	71%	69%	67%
65	88%	87%	85%	84%	83%	81%	79%	78%	76%	74%	72%	70%	68%
66	89%	87%	86%	85%	84%	82%	81%	79%	77%	75%	73%	71%	69%
67	89%	88%	87%	86%	85%	83%	82%	80%	78%	76%	75%	73%	71%
68	90%	89%	88%	87%	86%	84%	83%	81%	79%	78%	76%	74%	72%
69	91%	90%	89%	88%	87%	85%	84%	82%	81%	79%	77%	75%	73%
70	92%	91%	90%	89%	87%	86%	85%	83%	82%	80%	78%	77%	75%
71	92%	91%	90%	89%	88%	87%	86%	84%	83%	81%	80%	78%	76%
72	93%	92%	91%	90%	89%	88%	87%	86%	84%	83%	81%	79%	77%
73	93%	93%	92%	91%	90%	89%	88%	87%	85%	84%	82%	80%	79%
74	94%	93%	93%	92%	91%	90%	89%	88%	86%	85%	83%	82%	80%
75	95%	94%	93%	92%	92%	91%	90%	89%	87%	86%	85%	83%	81%
76	95%	95%	94%	93%	92%	91%	91%	89%	88%	87%	86%	84%	83%
77	96%	95%	94%	94%	93%	92%	91%	90%	89%	88%	87%	85%	84%
78	96%	95%	95%	94%	94%	93%	92%	91%	90%	89%	88%	87%	85%
79	96%	96%	95%	95%	94%	94%	93%	92%	91%	90%	89%	88%	86%
80	97%	96%	96%	95%	95%	94%	93%	93%	92%	91%	90%	89%	87%
81	97%	97%	96%	96%	95%	95%	94%	93%	93%	92%	91%	90%	88%
82	97%	97%	97%	96%	96%	95%	95%	94%	93%	92%	92%	91%	89%
83	98%	97%	97%	97%	96%	96%	95%	95%	94%	93%	92%	91%	90%
84	98%	98%	97%	97%	97%	96%	96%	95%	95%	94%	93%	92%	91%
85	98%	98%	98%	97%	97%	97%	96%	96%	95%	94%	94%	93%	92%
86	98%	98%	98%	98%	97%	97%	97%	96%	96%	95%	94%	94%	93%
87	99%	98%	98%	98%	98%	97%	97%	97%	96%	96%	95%	94%	94%
88	99%	99%	98%	98%	98%	98%	97%	97%	96%	96%	96%	95%	94%
89	99%	99%	99%	98%	98%	98%	98%	97%	97%	96%	96%	95%	95%
90	99%	99%	99%	99%	98%	98%	98%	98%	97%	97%	96%	96%	95%

For ages not shown, appropriate factors will be provided.

Example:
Assume that the Annuitant is age 64 when she elects to begin receiving MAW payments and that at age 65 she would be eligible to receive single life MAW payments equal to $12,000 annually. Also assume she elects a Joint and Survivor MGWB and her spouse is age 66. Using these assumptions, after adjustment of the single life MAW amount at age 65 for Early Lifetime Withdrawal Commencement (see page 19) and application of the above Joint and Survivor Equivalency Factors, the Annuitant and her spouse will be entitled to MAW payments each year in the amount of $9,804. ($12,000 * 0.95 (the percentage reduction for Early Lifetime Withdrawal Commencement at age 64) = $11,400; $11,400 * 0.86 (the applicable Joint and Survivor Equivalency Factor for an Annuitant age 64 and a spouse age 66) = $9,804.)

As shown in this example, when making adjustments to the MAW, the MAW amount is first determined at the Annuitant's age 65, that amount is then adjusted for Early or Deferred Lifetime Withdrawal Commencement, and then there is a subsequent adjustment using the Equivalency Factors above if a Joint and Survivor MGWB is elected.

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Statement of Additional Information

Table of Contents

Please tear off, complete and return the form below to request, free of charge, a Statement of Additional Information for the contract offered under this prospectus. Send the completed form to Customer Service at P.O. Box 990063, Hartford, CT 06199-0063.

— —

PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR VARIABLE ANNUITY ACCOUNT B, VOYA *express* RETIREMENT VARIABLE ANNUITY (333-167182).

Please Print or Type:

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Name

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VARIABLE ANNUITY ACCOUNT B
OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY


Voya *express* Retirement Variable Annuity

Statement of Additional Information

Dated

May 1, 2021

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account B (the "Separate Account") dated May 1, 2021.

A free prospectus is available upon request from the local Voya Retirement Insurance and Annuity Company office or by writing to or calling:


Customer Service
P.O. Box 990063
Hartford, CT 06199-0063
1-800-584-6001


Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us" and "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002 until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013 the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA."

The Company serves as the depositor for the Separate Account.

Other than the mortality and expense risk charge described in the prospectus, all expenses incurred in the operations of the Separate Account are borne by the Company. However, the Company does receive compensation for certain administrative or distribution costs from the funds or affiliates of the funds used as funding options under the Contract. (See "Fees and Expenses" in the prospectus).

The assets of the Separate Account are held by the Company. The Separate Account has no custodian. However, the Funds in whose shares the assets of the Separate Account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "Contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT B

Variable Annuity Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The Separate Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Payments to accounts under the Contract may be allocated to one or more of the Sub-accounts. Each Sub-account invests in the shares of only one of the Funds offered under the Contracts. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the Contract. The availability of the Funds is subject to applicable regulatory authorization. Not all Funds may be available in all jurisdictions, under all Contracts, or under all plans.

A complete description of each Fund, including its investment objective, policies, risks and fees and expenses, is contained in the Fund's prospectus and statement of additional information.

OFFERING AND PURCHASE OF CONTRACTS

The Company is the depositor and the Company's subsidiary, Voya Financial Partners, LLC serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, CT 06095-4774. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of Voya Financial Partners, LLC or of other registered broker-dealers who have entered into sales arrangements with Voya Financial Partners, LLC. The offering of the contracts is continuous. **A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "The Annuity Contract" and "Contract Purchase Requirements."**

Compensation paid to the principal underwriter, Voya Financial Partners, LLC, for the years ending December 31, 2020, 2019 and 2018 amounted to $1,161,252.58, $1,418,871.42 and $796,762.50, respectively. These amounts reflect compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account B of Voya Retirement Insurance and Annuity Company.

ACCUMULATION UNIT VALUE

The calculation of the Accumulation Unit Value ("AUV") is discussed in the prospectus and below. The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples). Note that the examples below do not reflect the fees and expenses for the Contract and are for illustration purposes only. For AUV's calculated for this Contract, please see the Condensed Financial Information in the prospectus.

ILLUSTRATION OF CALCULATION OF AUV

EXAMPLE 1.

1. AUV, beginning of period	$10.00
2. Value of securities, beginning of period	$10.00
3. Change in value of securities	$0.10
4. Gross investment return (3) divided by (2)	0.01
5. Less daily mortality and expense charge	0.00004280
6. Less asset based administrative charge	0.00000411
7. Net investment return (4) minus (5) minus (6)	0.009953092
8. Net investment factor (1.000000) plus (7)	1.009953092
9. AUV, end of period (1) multiplied by (8)	$10.09953092

ILLUSTRATION OF PURCHASE OF UNITS (ASSUMING NO STATE PREMIUM TAX)
EXAMPLE 2.

1. Initial premium payment	$1,000
2. AUV on effective date of purchase (see Example 1)	$10.00
3. Number of units purchased (1) divided by (2)	100
4. AUV for valuation date following purchase (see Example 1)	$10.09953092
5. Contract Value in account for valuation date following purchase	
(3) multiplied by (4)	$1,009.95

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as, personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the sub-accounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the sub-account being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar, Inc. and Lipper Analytical Services, Inc. which rank variable annuity or life sub-accounts or their underlying funds by performance and/or investment objective. We may categorize funds in terms of the asset classes they represent and use such categories in marketing material for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money Magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

EXPERTS

The statements of assets and liabilities of Variable Annuity Account B as of December 31, 2020, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2020 and 2019, and for each of the three years in the period ended December 31, 2020, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is The Frost Tower, Suite 1901, 111 West Houston Street, San Antonio, TX 78205.

FINANCIAL STATEMENTS

Variable Annuity Account B of

Voya Retirement Insurance and Annuity Company

Year Ended December 31, 2020
with Report of Independent Registered Public Accounting Firm

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VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Financial Statements
Year Ended December 31, 2020

Contents

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Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Voya Retirement Insurance and Annuity Company and Contract Owners
  of Variable Annuity Account B of Voya Retirement Insurance and
  Annuity Company

Opinion on the Financial Statements

We have audited the accompanying statements of assets and liabilities of each of the subaccounts listed in the Appendix that comprise Variable Annuity Account B of Voya Retirement Insurance and Annuity Company (the Separate Account), as of December 31, 2020, the related statements of operations and the statements of changes in net assets for each of the periods indicated in the Appendix, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of each subaccount as of December 31, 2020, the results of its operations and changes in its net assets for each of the periods indicated in the Appendix, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on each of the subaccounts' financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Separate Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2020, by correspondence with the fund companies or their transfer agents, as applicable. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Separate Accounts
Auditor since 2001.
April 8, 2021

Appendix
Subaccounts comprising Variable Annuity Account B of Voya Retirement Insurance and Annuity Company

Subaccounts	Statements of Operations	Statements of Changes in Net Assets
Calvert VP SRI Balanced Portfolio	For the year ended December 31, 2020	For each of the two years in the period ended December 31, 2020
Federated Hermes Fund for U.S. Government Securities II - Primary Shares		
Federated Hermes Government Money Fund II - Service Shares		
Federated Hermes High Income Bond Fund II - Primary Shares		
Federated Hermes Kaufmann Fund II - Primary Shares		
Federated Hermes Managed Volatility Fund II - Primary Shares		
Fidelity® VIP Contrafund® Portfolio - Initial Class		
Fidelity® VIP Equity-Income Portfolio - Initial Class		
Fidelity® VIP Growth Portfolio - Initial Class		
Fidelity® VIP High Income Portfolio - Initial Class		
Fidelity® VIP Index 500 Portfolio - Initial Class		
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class		
Fidelity® VIP Overseas Portfolio - Initial Class		
Franklin Small Cap Value VIP Fund - Class 2		
Growth Fund - Class 2		
Growth-Income Fund - Class 2		
International Fund - Class 2		
Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund - Series I		
Invesco Oppenheimer V.I. Global Fund - Series I		
Invesco Oppenheimer V.I. Main Street Fund - Series I		
Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I		
Invesco V.I. American Franchise Fund - Series I		
Invesco V.I. Core Equity Fund - Series I		
Janus Henderson Balanced Portfolio - Institutional Shares		
Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC		
PIMCO VIT Real Return Portfolio - Administrative Class		
Pioneer High Yield VCT Portfolio - Class I		
Voya Balanced Income Portfolio - Service Class		
Voya Balanced Portfolio - Class I		
Voya Emerging Markets Index Portfolio - Class I		
Voya Global Bond Portfolio - Initial Class		
Voya Global Bond Portfolio - Service Class		

Appendix

Subaccounts comprising Variable Annuity Account B of Voya Retirement Insurance and Annuity Company (continued)

Subaccounts	Statements of Operations	Statements of Changes in Net Assets
Voya Global High Dividend Low Volatility Portfolio - Class I	For the year ended December 31, 2020	For each of the two years in the period ended December 31, 2020
Voya Global High Dividend Low Volatility Portfolio - Class S		
Voya Global Perspectives® Portfolio - Class A		
Voya Global Perspectives® Portfolio - Class I		
Voya Government Money Market Portfolio - Class I		
Voya Growth and Income Portfolio - Class A		
Voya Growth and Income Portfolio - Class I		
Voya Index Plus LargeCap Portfolio - Class I		
Voya Index Plus MidCap Portfolio - Class I		
Voya Index Plus SmallCap Portfolio - Class I		
Voya Intermediate Bond Portfolio - Class I		
Voya International High Dividend Low Volatility Portfolio - Initial Class		
Voya International Index Portfolio - Class I		
Voya International Index Portfolio - Class S		
Voya Large Cap Growth Portfolio - Institutional Class		
Voya Large Cap Value Portfolio - Institutional Class		
Voya Large Cap Value Portfolio - Service Class		
Voya MidCap Opportunities Portfolio - Class I		
Voya MidCap Opportunities Portfolio - Class S		
Voya Retirement Conservative Portfolio - Adviser Class		
Voya Retirement Growth Portfolio - Adviser Class		
Voya Retirement Moderate Growth Portfolio - Adviser Class		
Voya Retirement Moderate Portfolio - Adviser Class		
Voya Russell™ Large Cap Growth Index Portfolio - Class I		
Voya Russell™ Large Cap Index Portfolio - Class I		
Voya Russell™ Large Cap Value Index Portfolio - Class I		
Voya Russell™ Large Cap Value Index Portfolio - Class S		
Voya Russell™ Mid Cap Growth Index Portfolio - Class S		
Voya Russell™ Mid Cap Index Portfolio - Class I		
Voya Russell™ Small Cap Index Portfolio - Class I		
Voya Small Company Portfolio - Class I		
Voya SmallCap Opportunities Portfolio - Class I		

Appendix
Subaccounts comprising Variable Annuity Account B of Voya Retirement Insurance and Annuity Company (continued)

Subaccounts	Statements of Operations	Statements of Changes in Net Assets
Voya SmallCap Opportunities Portfolio - Class S	For the year ended December 31, 2020	For each of the two years in the period ended December 31, 2020
Voya Solution 2025 Portfolio - Service Class		
Voya Solution 2035 Portfolio - Service Class		
Voya Solution 2045 Portfolio - Service Class		
Voya Solution Income Portfolio - Service Class		
Voya Solution Moderately Aggressive Portfolio - Service Class		
Voya Strategic Allocation Conservative Portfolio - Class I		
Voya Strategic Allocation Growth Portfolio - Class I		
Voya Strategic Allocation Moderate Portfolio - Class I		
Voya U.S. Bond Index Portfolio - Class I		
Voya U.S. Stock Index Portfolio - Service Class		
VY® American Century Small-Mid Cap Value Portfolio - Service Class		
VY® Baron Growth Portfolio - Service Class		
VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class		
VY® BlackRock Inflation Protected Bond Portfolio - Service Class		
VY® Clarion Global Real Estate Portfolio - Institutional Class		
VY® Clarion Global Real Estate Portfolio - Service Class		
VY® Clarion Real Estate Portfolio - Service Class		
VY® Columbia Contrarian Core Portfolio - Service Class		
VY® Columbia Small Cap Value II Portfolio - Service Class		
VY® Invesco Comstock Portfolio - Service Class		
VY® Invesco Equity and Income Portfolio - Initial Class		
VY® Invesco Growth and Income Portfolio - Service Class		
VY® Invesco Oppenheimer Global Portfolio - Initial Class		
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class		
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class		
VY® JPMorgan Mid Cap Value Portfolio - Service Class		
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class		
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class		
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class		
VY® T. Rowe Price Equity Income Portfolio - Service Class		
VY® T. Rowe Price Growth Equity Portfolio - Initial Class		

Appendix

Subaccounts comprising Variable Annuity Account B of Voya Retirement Insurance and Annuity Company (continued)

Subaccounts	Statements of Operations	Statements of Changes in Net Assets
VY® T. Rowe Price International Stock Portfolio - Service Class Wanger International Wanger Select Wanger USA	For the year ended December 31, 2020	For each of the two years in the period ended December 31, 2020
Voya High Yield Portfolio - Institutional Class	For the year ended December 31, 2020	For the year ended December 31, 2020 and the period from May 22, 2019 (commencement of operations) through December 31, 2019
Voya Solution 2055 Portfolio - Service Class	For the year ended December 31, 2020	For the year ended December 31, 2020 and the period from December 16, 2019 (commencement of operations) through December 31, 2019
Voya Government Money Market Portfolio - Class S	For the period from April 24, 2020 (commencement of operations) through December 31, 2020	

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund - Series I	Invesco Oppenheimer V.I. Global Fund - Series I	Invesco Oppenheimer V.I. Main Street Fund - Series I	Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I	Invesco V.I. American Franchise Fund - Series I
Assets					
Investments in mutual funds					
at fair value	$ 176	$ 9	$ 270	$ 495	$ 964
Total assets	176	9	270	495	964
Net assets	$ 176	$ 9	$ 270	$ 495	$ 964
Net assets					
Accumulation units	$ —	$ 9	$ —	$ 495	$ 874
Contracts in payout (annuitization)	176	—	270	—	90
Total net assets	$ 176	$ 9	$ 270	$ 495	$ 964
Total number of mutual fund shares (whole number)	1,650	166	9,016	18,036	10,816
Cost of mutual fund shares	$ 127	$ 6	$ 257	$ 420	$ 729

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Invesco V.I. Core Equity Fund - Series I	Growth Fund - Class 2	Growth-Income Fund - Class 2	International Fund - Class 2	Calvert VP SRI Balanced Portfolio
Assets					
Investments in mutual funds					
at fair value	$ 1,465	$ 1,801	$ 480	$ 225	$ 2,773
Total assets	1,465	1,801	480	225	2,773
Net assets	$ 1,465	$ 1,801	$ 480	$ 225	$ 2,773
Net assets					
Accumulation units	$ 1,206	$ 1,801	$ 480	$ 225	$ 2,773
Contracts in payout (annuitization)	259	—	—	—	—
Total net assets	$ 1,465	$ 1,801	$ 480	$ 225	$ 2,773
Total number of mutual fund shares (whole number)	48,138	15,112	8,778	9,552	1,100,202
Cost of mutual fund shares	$ 1,584	$ 1,199	$ 432	$ 189	$ 2,404

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Federated Hermes Fund for U.S. Government Securities II - Primary Shares		Federated Hermes Government Money Fund II - Service Shares		Federated Hermes High Income Bond Fund II - Primary Shares		Federated Hermes Kaufmann Fund II - Primary Shares		Federated Hermes Managed Volatility Fund II - Primary Shares
Assets									
Investments in mutual funds at fair value	$	130	$	356	$	1,213	$	1,329	$	2,408
Total assets		130		356		1,213		1,329		2,408
Net assets	$	130	$	356	$	1,213	$	1,329	$	2,408
Net assets									
Accumulation units	$	130	$	352	$	1,186	$	1,329	$	2,362
Contracts in payout (annuitization)		—		4		27		—		46
Total net assets	$	130	$	356	$	1,213	$	1,329	$	2,408
Total number of mutual fund shares (whole number)		11,683		355,647		189,244		52,196		217,131
Cost of mutual fund shares	$	127	$	356	$	1,189	$	889	$	2,237

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Fidelity® VIP Equity- Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 36,919	$ 19,729	$ 411	$ 9,081	$ 24,789
Total assets	36,919	19,729	411	9,081	24,789
Net assets	$ 36,919	$ 19,729	$ 411	$ 9,081	$ 24,789
Net assets					
Accumulation units	$ 36,919	$ 19,729	$ 411	$ 9,081	$ 24,789
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 36,919	$ 19,729	$ 411	$ 9,081	$ 24,789
Total number of mutual fund shares (whole number)	766,436	53,094	29,165	379,978	240,668
Cost of mutual fund shares	$ 25,497	$ 10,238	$ 365	$ 8,077	$ 16,715

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Franklin Small Cap Value VIP Fund - Class 2	Janus Henderson Balanced Portfolio - Institutional Shares	Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC
Assets					
Investments in mutual funds at fair value	$ 130	$ 3,762	$ 1,980	$ 14	$ 1,146
Total assets	130	3,762	1,980	14	1,146
Net assets	$ 130	$ 3,762	$ 1,980	$ 14	$ 1,146
Net assets					
Accumulation units	$ —	$ 3,762	$ 1,980	$ 14	$ 1,146
Contracts in payout (annuitization)	130	—	—	—	—
Total net assets	$ 130	$ 3,762	$ 1,980	$ 14	$ 1,146
Total number of mutual fund shares (whole number)	24,486	141,848	136,568	322	47,573
Cost of mutual fund shares	$ 134	$ 3,019	$ 2,039	$ 9	$ 1,151

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	PIMCO VIT Real Return Portfolio - Administrative Class		Pioneer High Yield VCT Portfolio - Class I		Voya Balanced Portfolio - Class I		Voya Government Money Market Portfolio - Class S		Voya Intermediate Bond Portfolio - Class I
Assets									
Investments in mutual funds									
at fair value	$	2,603	$	721	$	44,650	$	51	$	73,855
Total assets		2,603		721		44,650		51		73,855
Net assets	$	2,603	$	721	$	44,650	$	51	$	73,855
Net assets									
Accumulation units	$	2,603	$	721	$	27,382	$	51	$	66,587
Contracts in payout (annuitization)		—		—		17,268		—		7,268
Total net assets	$	2,603	$	721	$	44,650	$	51	$	73,855
Total number of mutual fund shares (whole number)		186,994		77,573		2,717,609		50,704		5,540,535
Cost of mutual fund shares	$	2,388	$	723	$	37,770	$	51	$	71,563

The accompanying notes are an integral part of these financial statements.

11

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya Balanced Income Portfolio - Service Class	Voya Global Perspectives® Portfolio - Class A	Voya Global Perspectives® Portfolio - Class I	Voya High Yield Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 3,908	$ 192	$ 560	$ 13,068	$ 145,364
Total assets	3,908	192	560	13,068	145,364
Net assets	$ 3,908	$ 192	$ 560	$ 13,068	$ 145,364
Net assets					
Accumulation units	$ 3,908	$ 192	$ 560	$ 11,878	$ 138,584
Contracts in payout (annuitization)	—	—	—	1,190	6,780
Total net assets	$ 3,908	$ 192	$ 560	$ 13,068	$ 145,364
Total number of mutual fund shares (whole number)	381,294	15,835	45,799	1,310,713	6,347,758
Cost of mutual fund shares	$ 4,110	$ 172	$ 519	$ 12,815	$ 118,979

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Retirement Conservative Portfolio - Adviser Class	Voya Retirement Growth Portfolio - Adviser Class	Voya Retirement Moderate Growth Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 6,270	$ 2,025	$ 3,637	$ 2,639	$ 3,388
Total assets	6,270	2,025	3,637	2,639	3,388
Net assets	$ 6,270	$ 2,025	$ 3,637	$ 2,639	$ 3,388
Net assets					
Accumulation units	$ 6,270	$ 2,025	$ 3,637	$ 2,639	$ 3,388
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 6,270	$ 2,025	$ 3,637	$ 2,639	$ 3,388
Total number of mutual fund shares (whole number)	547,593	180,022	369,573	191,224	264,885
Cost of mutual fund shares	$ 6,319	$ 2,028	$ 3,344	$ 2,464	$ 3,226

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya Retirement Moderate Portfolio - Adviser Class	Voya U.S. Stock Index Portfolio - Service Class	VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Service Class	VY® Clarion Global Real Estate Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 2,466	$ 738	$ 165	$ 1,885	$ 1,398
Total assets	2,466	738	165	1,885	1,398
Net assets	$ 2,466	$ 738	$ 165	$ 1,885	$ 1,398
Net assets					
Accumulation units	$ 2,466	$ 738	$ 165	$ 1,885	$ 1,398
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 2,466	$ 738	$ 165	$ 1,885	$ 1,398
Total number of mutual fund shares (whole number)	201,438	39,368	15,405	177,870	132,484
Cost of mutual fund shares	$ 2,287	$ 658	$ 149	$ 1,734	$ 1,518

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	VY® Clarion Global Real Estate Portfolio - Service Class	VY® Clarion Real Estate Portfolio - Service Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 416	$ 2,703	$ 971	$ 2,145	$ 12,570
Total assets	416	2,703	971	2,145	12,570
Net assets	$ 416	$ 2,703	$ 971	$ 2,145	$ 12,570
Net assets					
Accumulation units	$ 416	$ 2,703	$ 971	$ 2,145	$ 12,570
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 416	$ 2,703	$ 971	$ 2,145	$ 12,570
Total number of mutual fund shares (whole number)	39,612	87,551	45,953	77,792	459,437
Cost of mutual fund shares	$ 459	$ 3,044	$ 1,049	$ 1,497	$ 8,784

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Service Class	Voya Government Money Market Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 2,388	$ 54,500	$ 3,022	$ 2,431	$ 32,714
Total assets	2,388	54,500	3,022	2,431	32,714
Net assets	$ 2,388	$ 54,500	$ 3,022	$ 2,431	$ 32,714
Net assets					
Accumulation units	$ 2,388	$ 54,500	$ 3,022	$ 2,431	$ 31,888
Contracts in payout (annuitization)	—	—	—	—	826
Total net assets	$ 2,388	$ 54,500	$ 3,022	$ 2,431	$ 32,714
Total number of mutual fund shares (whole number)	128,748	1,722,516	306,804	137,021	32,714,358
Cost of mutual fund shares	$ 2,364	$ 46,828	$ 3,303	$ 2,012	$ 32,714

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya Global Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class	Voya International High Dividend Low Volatility Portfolio - Initial Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 13,123	$ 21	$ 6,795	$ 6,851	$ 11,060
Total assets	13,123	21	6,795	6,851	11,060
Net assets	$ 13,123	$ 21	$ 6,795	$ 6,851	$ 11,060
Net assets					
Accumulation units	$ 11,964	$ —	$ 6,322	$ 6,851	$ 11,060
Contracts in payout (annuitization)	1,159	21	473	—	—
Total net assets	$ 13,123	$ 21	$ 6,795	$ 6,851	$ 11,060
Total number of mutual fund shares (whole number)	1,142,131	1,794	712,218	555,181	889,786
Cost of mutual fund shares	$ 12,330	$ 19	$ 8,044	$ 6,344	$ 10,164

The accompanying notes are an integral part of these financial statements.

17

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Service Class	Voya Solution 2055 Portfolio - Service Class	Voya Solution Income Portfolio - Service Class	Voya Solution Moderately Aggressive Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 7,887	$ 40	$ 2,099	$ 248	$ 2,522
Total assets	7,887	40	2,099	248	2,522
Net assets	$ 7,887	$ 40	$ 2,099	$ 248	$ 2,522
Net assets					
Accumulation units	$ 7,887	$ 40	$ 2,099	$ 248	$ 2,522
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 7,887	$ 40	$ 2,099	$ 248	$ 2,522
Total number of mutual fund shares (whole number)	630,966	2,634	161,116	18,930	211,051
Cost of mutual fund shares	$ 7,252	$ 34	$ 1,863	$ 242	$ 2,481

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 5,428	$ 961	$ 403	$ 598	$ 47,368
Total assets	5,428	961	403	598	47,368
Net assets	$ 5,428	$ 961	$ 403	$ 598	$ 47,368
Net assets					
Accumulation units	$ 5,428	$ 961	$ 403	$ 598	$ 47,368
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 5,428	$ 961	$ 403	$ 598	$ 47,368
Total number of mutual fund shares (whole number)	188,147	47,457	24,873	36,831	1,041,288
Cost of mutual fund shares	$ 4,598	$ 858	$ 429	$ 637	$ 46,652

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	VY® Invesco Oppenheimer Global Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	Voya Strategic Allocation Conservative Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 69,252	$ 3,084	$ 52,502	$ 20,968	$ 4,819
Total assets	69,252	3,084	52,502	20,968	4,819
Net assets	$ 69,252	$ 3,084	$ 52,502	$ 20,968	$ 4,819
Net assets					
Accumulation units	$ 67,139	$ 3,084	$ 52,502	$ 18,247	$ 3,426
Contracts in payout (annuitization)	2,113	—	—	2,721	1,393
Total net assets	$ 69,252	$ 3,084	$ 52,502	$ 20,968	$ 4,819
Total number of mutual fund shares (whole number)	2,920,779	194,324	3,454,065	195,490	358,270
Cost of mutual fund shares	$ 51,050	$ 3,330	$ 38,847	$ 16,341	$ 4,476

The accompanying notes are an integral part of these financial statements.

20

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Emerging Markets Index Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 6,745	$ 7,863	$ 1,641	$ 218,650	$ 521
Total assets	6,745	7,863	1,641	218,650	521
Net assets	$ 6,745	$ 7,863	$ 1,641	$ 218,650	$ 521
Net assets					
Accumulation units	$ 5,803	$ 6,352	$ —	$ 157,605	$ 521
Contracts in payout (annuitization)	942	1,511	1,641	61,045	—
Total net assets	$ 6,745	$ 7,863	$ 1,641	$ 218,650	$ 521
Total number of mutual fund shares (whole number)	426,876	516,980	56,033	7,312,716	37,731
Cost of mutual fund shares	$ 5,872	$ 6,536	$ 1,539	$ 209,858	$ 424

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya Global High Dividend Low Volatility Portfolio - Class I	Voya Global High Dividend Low Volatility Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 1,346	$ 952	$ 71,703	$ 5,765	$ 3,044
Total assets	1,346	952	71,703	5,765	3,044
Net assets	$ 1,346	$ 952	$ 71,703	$ 5,765	$ 3,044
Net assets					
Accumulation units	$ 1,346	$ 952	$ 54,360	$ 5,765	$ 3,044
Contracts in payout (annuitization)	—	—	17,343	—	—
Total net assets	$ 1,346	$ 952	$ 71,703	$ 5,765	$ 3,044
Total number of mutual fund shares (whole number)	128,890	90,734	2,436,408	277,828	142,332
Cost of mutual fund shares	$ 1,277	$ 882	$ 57,224	$ 5,556	$ 3,251

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 10,245	$ 52	$ 66,701	$ 23,463	$ 30,295
Total assets	10,245	52	66,701	23,463	30,295
Net assets	$ 10,245	$ 52	$ 66,701	$ 23,463	$ 30,295
Net assets					
Accumulation units	$ 9,054	$ 52	$ 63,781	$ 20,152	$ 30,295
Contracts in payout (annuitization)	1,191	—	2,920	3,311	—
Total net assets	$ 10,245	$ 52	$ 66,701	$ 23,463	$ 30,295
Total number of mutual fund shares (whole number)	923,770	4,683	1,185,790	820,954	1,289,153
Cost of mutual fund shares	$ 8,858	$ 43	$ 42,800	$ 15,537	$ 25,824

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 931	$ 2,869	$ 1,899	$ 4,370	$ 19,054
Total assets	931	2,869	1,899	4,370	19,054
Net assets	$ 931	$ 2,869	$ 1,899	$ 4,370	$ 19,054
Net assets					
Accumulation units	$ 931	$ 2,869	$ 1,899	$ 4,370	$ 15,582
Contracts in payout (annuitization)	—	—	—	—	3,472
Total net assets	$ 931	$ 2,869	$ 1,899	$ 4,370	$ 19,054
Total number of mutual fund shares (whole number)	39,994	64,108	143,394	280,655	1,024,951
Cost of mutual fund shares	$ 788	$ 2,285	$ 1,806	$ 3,786	$ 19,203

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 2,412	$ 20,453	$ 4,151	$ 2,047	$ 2,601
Total assets	2,412	20,453	4,151	2,047	2,601
Net assets	$ 2,412	$ 20,453	$ 4,151	$ 2,047	$ 2,601
Net assets					
Accumulation units	$ 2,412	$ 18,540	$ 4,151	$ 2,047	$ 2,601
Contracts in payout (annuitization)	—	1,913	—	—	—
Total net assets	$ 2,412	$ 20,453	$ 4,151	$ 2,047	$ 2,601
Total number of mutual fund shares (whole number)	213,045	1,103,182	242,590	71,886	100,337
Cost of mutual fund shares	$ 2,368	$ 14,834	$ 3,031	$ 1,751	$ 2,226

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2020
(Dollars in thousands)

	Wanger International	Wanger Select	Wanger USA
Assets			
Investments in mutual funds			
at fair value	$ 1,775	$ 1,563	$ 2,524
Total assets	1,775	1,563	2,524
Net assets	$ 1,775	$ 1,563	$ 2,524
Net assets			
Accumulation units	$ 1,775	$ 1,563	$ 2,524
Contracts in payout (annuitization)	—	—	—
Total net assets	$ 1,775	$ 1,563	$ 2,524
Total number of mutual fund shares (whole number)	63,310	76,521	102,464
Cost of mutual fund shares	$ 1,625	$ 1,384	$ 2,128

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund - Series I	Invesco Oppenheimer V.I. Global Fund - Series I	Invesco Oppenheimer V.I. Main Street Fund - Series I	Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I	Invesco V.I. American Franchise Fund - Series I
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ 4	$ 3	$ 1
Expenses:					
Mortality and expense risk charges	2	—	3	3	8
Total expenses	2	—	3	3	8
Net investment income (loss)	(2)	—	1	—	(7)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2	—	7	(48)	70
Capital gains distributions	12	—	24	6	68
Total realized gain (loss) on investments					
and capital gains distributions	14	—	31	(42)	138
Net unrealized appreciation					
(depreciation) of investments	38	2	(2)	91	212
Net realized and unrealized gain (loss)					
on investments	52	2	29	49	350
Net increase (decrease) in net assets					
resulting from operations	$ 50	$ 2	$ 30	$ 49	$ 343

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY

Statements of Operations

For the Year Ended December 31, 2020

(Dollars in thousands)

	Invesco V.I. Core Equity Fund - Series I	Growth Fund - Class 2	Growth-Income Fund - Class 2	International Fund - Class 2	Calvert VP SRI Balanced Portfolio
Net investment income (loss)					
Investment income:					
Dividends	$ 18	$ 4	$ 6	$ 1	$ 38
Expenses:					
Mortality and expense risk charges	11	5	—	—	24
Total expenses	11	5	—	—	24
Net investment income (loss)	7	(1)	6	1	14
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	15	44	(20)	(25)	44
Capital gains distributions	310	32	10	—	78
Total realized gain (loss) on investments and capital gains distributions	325	76	(10)	(25)	122
Net unrealized appreciation (depreciation) of investments	(162)	528	33	28	201
Net realized and unrealized gain (loss) on investments	163	604	23	3	323
Net increase (decrease) in net assets resulting from operations	$ 170	$ 603	$ 29	$ 4	$ 337

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Federated Hermes Fund for U.S. Government Securities II - Primary Shares	Federated Hermes Government Money Fund II - Service Shares	Federated Hermes High Income Bond Fund II - Primary Shares	Federated Hermes Kaufmann Fund II - Primary Shares	Federated Hermes Managed Volatility Fund II - Primary Shares
Net investment income (loss)					
Investment income:					
Dividends	$ 3	$ 1	$ 72	$ —	$ 62
Expenses:					
Mortality and expense risk charges	2	5	16	18	34
Total expenses	2	5	16	18	34
Net investment income (loss)	1	(4)	56	(18)	28
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	—	(21)	46	20
Capital gains distributions	—	—	—	114	—
Total realized gain (loss) on investments and capital gains distributions	—	—	(21)	160	20
Net unrealized appreciation (depreciation) of investments	3	—	12	157	(73)
Net realized and unrealized gain (loss) on investments	3	—	(9)	317	(53)
Net increase (decrease) in net assets resulting from operations	$ 4	$ (4)	$ 47	$ 299	$ (25)

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 84	$ 304	$ 9	$ 150	$ 16
Expenses:					
Mortality and expense risk charges	281	240	6	82	185
Total expenses	281	240	6	82	185
Net investment income (loss)	(197)	64	3	68	(169)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,743	1,343	2	(88)	1,592
Capital gains distributions	182	58	—	395	2,029
Total realized gain (loss) on investments and capital gains distributions	1,925	1,401	2	307	3,621
Net unrealized appreciation (depreciation) of investments	7,273	1,269	25	(11)	4,421
Net realized and unrealized gain (loss) on investments	9,198	2,670	27	296	8,042
Net increase (decrease) in net assets resulting from operations	$ 9,001	$ 2,734	$ 30	$ 364	$ 7,873

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Franklin Small Cap Value VIP Fund - Class 2	Janus Henderson Balanced Portfolio - Institutional Shares	Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC
Net investment income (loss)					
Investment income:					
Dividends	$ 6	$ 14	$ 24	$ —	$ 11
Expenses:					
Mortality and expense risk charges	2	27	13	—	10
Total expenses	2	27	13	—	10
Net investment income (loss)	4	(13)	11	—	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2)	67	(197)	—	(4)
Capital gains distributions	—	14	100	—	—
Total realized gain (loss) on investments and capital gains distributions	(2)	81	(97)	—	(4)
Net unrealized appreciation (depreciation) of investments	(2)	386	150	1	—
Net realized and unrealized gain (loss) on investments	(4)	467	53	1	(4)
Net increase (decrease) in net assets resulting from operations	$ —	$ 454	$ 64	$ 1	$ (3)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	PIMCO VIT Real Return Portfolio - Administrative Class	Pioneer High Yield VCT Portfolio - Class I	Voya Balanced Portfolio - Class I	Voya Government Money Market Portfolio - Class S	Voya Intermediate Bond Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 31	$ 37	$ 1,034	$ —	$ 2,537
Expenses:					
Mortality and expense risk charges	18	6	518	—	848
Total expenses	18	6	518	—	848
Net investment income (loss)	13	31	516	—	1,689
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	7	—	1,701	—	340
Capital gains distributions	—	—	1,216	—	1,580
Total realized gain (loss) on investments and capital gains distributions	7	—	2,917	—	1,920
Net unrealized appreciation (depreciation) of investments	197	(22)	252	—	1,085
Net realized and unrealized gain (loss) on investments	204	(22)	3,169	—	3,005
Net increase (decrease) in net assets resulting from operations	$ 217	$ 9	$ 3,685	$ —	$ 4,694

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Voya Balanced Income Portfolio - Service Class	Voya Global Perspectives® Portfolio - Class A	Voya Global Perspectives® Portfolio - Class I	Voya High Yield Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Institutional Class
Net investment income (loss)					
Investment income:					
Dividends	$ 148	$ 4	$ 16	$ 733	$ 619
Expenses:					
Mortality and expense risk charges	50	2	1	148	1,577
Total expenses	50	2	1	148	1,577
Net investment income (loss)	98	2	15	585	(958)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(144)	—	2	(87)	1,358
Capital gains distributions	271	4	15	—	14,268
Total realized gain (loss) on investments					
and capital gains distributions	127	4	17	(87)	15,626
Net unrealized appreciation					
(depreciation) of investments	(216)	14	42	52	19,189
Net realized and unrealized gain (loss)					
on investments	(89)	18	59	(35)	34,815
Net increase (decrease) in net assets					
resulting from operations	$ 9	$ 20	$ 74	$ 550	$ 33,857

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Retirement Conservative Portfolio - Adviser Class	Voya Retirement Growth Portfolio - Adviser Class	Voya Retirement Moderate Growth Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 132	$ 38	$ 70	$ 52	$ 69
Expenses:					
Mortality and expense risk charges	51	23	47	29	43
Total expenses	51	23	47	29	43
Net investment income (loss)	81	15	23	23	26
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(266)	(45)	43	7	(95)
Capital gains distributions	605	178	94	93	135
Total realized gain (loss) on investments and capital gains distributions	339	133	137	100	40
Net unrealized appreciation (depreciation) of investments	(150)	(67)	174	155	280
Net realized and unrealized gain (loss) on investments	189	66	311	255	320
Net increase (decrease) in net assets resulting from operations	$ 270	$ 81	$ 334	$ 278	$ 346

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Voya Retirement Moderate Portfolio - Adviser Class	Voya U.S. Stock Index Portfolio - Service Class	VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Service Class	VY® Clarion Global Real Estate Portfolio - Institutional Class
Net investment income (loss)					
Investment income:					
Dividends	$ 50	$ 11	$ 3	$ 30	$ 83
Expenses:					
Mortality and expense risk charges	33	9	1	24	9
Total expenses	33	9	1	24	9
Net investment income (loss)	17	2	2	6	74
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(90)	(12)	—	57	(54)
Capital gains distributions	80	26	—	—	116
Total realized gain (loss) on investments and capital gains distributions	(10)	14	—	57	62
Net unrealized appreciation (depreciation) of investments	221	70	12	118	(270)
Net realized and unrealized gain (loss) on investments	211	84	12	175	(208)
Net increase (decrease) in net assets resulting from operations	$ 228	$ 86	$ 14	$ 181	$ (134)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	VY® Clarion Global Real Estate Portfolio - Service Class	VY® Clarion Real Estate Portfolio - Service Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 26	$ 65	$ 18	$ 10	$ 35
Expenses:					
Mortality and expense risk charges	5	11	7	23	65
Total expenses	5	11	7	23	65
Net investment income (loss)	21	54	11	(13)	(30)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(27)	(99)	(118)	34	559
Capital gains distributions	39	287	75	106	674
Total realized gain (loss) on investments					
and capital gains distributions	12	188	(43)	140	1,233
Net unrealized appreciation					
(depreciation) of investments	(79)	(517)	30	360	1,908
Net realized and unrealized gain (loss)					
on investments	(67)	(329)	(13)	500	3,141
Net increase (decrease) in net assets					
resulting from operations	$ (46)	$ (275)	$ (2)	$ 487	$ 3,111

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Service Class	Voya Government Money Market Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 640	$ 114	$ 58	$ 77
Expenses:					
Mortality and expense risk charges	14	371	25	19	359
Total expenses	14	371	25	19	359
Net investment income (loss)	(14)	269	89	39	(282)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(86)	243	(497)	55	—
Capital gains distributions	—	3,688	39	54	13
Total realized gain (loss) on investments and capital gains distributions	(86)	3,931	(458)	109	13
Net unrealized appreciation (depreciation) of investments	434	3,660	331	55	—
Net realized and unrealized gain (loss) on investments	348	7,591	(127)	164	13
Net increase (decrease) in net assets resulting from operations	$ 334	$ 7,860	$ (38)	$ 203	$ (269)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Voya Global Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class	Voya International High Dividend Low Volatility Portfolio - Initial Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 370	$ 1	$ 241	$ 144	$ 207
Expenses:					
Mortality and expense risk charges	150	—	77	56	90
Total expenses	150	—	77	56	90
Net investment income (loss)	220	1	164	88	117
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(102)	—	(102)	23	(271)
Capital gains distributions	—	—	818	289	726
Total realized gain (loss) on investments and capital gains distributions	(102)	—	716	312	455
Net unrealized appreciation (depreciation) of investments	833	1	(1,229)	387	822
Net realized and unrealized gain (loss) on investments	731	1	(513)	699	1,277
Net increase (decrease) in net assets resulting from operations	$ 951	$ 2	$ (349)	$ 787	$ 1,394

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Service Class	Voya Solution 2055 Portfolio - Service Class	Voya Solution Income Portfolio - Service Class	Voya Solution Moderately Aggressive Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 132	$ —	$ 48	$ 4	$ 34
Expenses:					
Mortality and expense risk charges	60	—	18	3	10
Total expenses	60	—	18	3	10
Net investment income (loss)	72	—	30	1	24
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	15	1	15	(6)	(281)
Capital gains distributions	496	1	5	15	15
Total realized gain (loss) on investments and capital gains distributions	511	2	20	9	(266)
Net unrealized appreciation (depreciation) of investments	538	5	133	4	177
Net realized and unrealized gain (loss) on investments	1,049	7	153	13	(89)
Net increase (decrease) in net assets resulting from operations	$ 1,121	7	$ 183	$ 14	$ (65)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ 2	$ 12	$ 827
Expenses:					
Mortality and expense risk charges	36	7	3	5	532
Total expenses	36	7	3	5	532
Net investment income (loss)	(36)	(7)	(1)	7	295
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(309)	(64)	(30)	(18)	(1,339)
Capital gains distributions	—	24	14	19	1,973
Total realized gain (loss) on investments					
and capital gains distributions	(309)	(40)	(16)	1	634
Net unrealized appreciation					
(depreciation) of investments	1,721	200	39	(30)	2,502
Net realized and unrealized gain (loss)					
on investments	1,412	160	23	(29)	3,136
Net increase (decrease) in net assets					
resulting from operations	$ 1,376	$ 153	$ 22	$ (22)	$ 3,431

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	VY® Invesco Oppenheimer Global Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	Voya Strategic Allocation Conservative Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 672	$ 32	$ 44	$ —	$ 101
Expenses:					
Mortality and expense risk charges	686	20	498	167	54
Total expenses	686	20	498	167	54
Net investment income (loss)	(14)	12	(454)	(167)	47
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	3,893	(280)	1,687	(353)	(59)
Capital gains distributions	2,078	233	3,528	738	139
Total realized gain (loss) on investments					
and capital gains distributions	5,971	(47)	5,215	385	80
Net unrealized appreciation					
(depreciation) of investments	8,131	21	7,586	5,785	220
Net realized and unrealized gain (loss)					
on investments	14,102	(26)	12,801	6,170	300
Net increase (decrease) in net assets					
resulting from operations	$ 14,088	$ (14)	$ 12,347	$ 6,003	$ 347

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Emerging Markets Index Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 128	$ 164	$ 14	$ 2,721	$ 14
Expenses:					
Mortality and expense risk charges	72	82	18	2,237	1
Total expenses	72	82	18	2,237	1
Net investment income (loss)	56	82	(4)	484	13
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	295	222	24	1,511	2
Capital gains distributions	510	339	148	19,316	—
Total realized gain (loss) on investments and capital gains distributions	805	561	172	20,827	2
Net unrealized appreciation (depreciation) of investments	(105)	172	47	7,897	63
Net realized and unrealized gain (loss) on investments	700	733	219	28,724	65
Net increase (decrease) in net assets resulting from operations	$ 756	$ 815	$ 215	$ 29,208	$ 78

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Voya Euro STOXX 50® Index Portfolio - Class I	Voya Global High Dividend Low Volatility Portfolio - Class I	Voya Global High Dividend Low Volatility Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 1	$ 36	$ 20	$ 1,034	$ 73
Expenses:					
Mortality and expense risk charges	—	13	11	743	41
Total expenses	—	13	11	743	41
Net investment income (loss)	1	23	9	291	32
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(36)	9	(9)	4,203	(270)
Capital gains distributions	26	—	—	5,814	—
Total realized gain (loss) on investments and capital gains distributions	(10)	9	(9)	10,017	(270)
Net unrealized appreciation (depreciation) of investments	(5)	(95)	(59)	(1,426)	522
Net realized and unrealized gain (loss) on investments	(15)	(86)	(68)	8,591	252
Net increase (decrease) in net assets resulting from operations	$ (14)	$ (63)	$ (59)	$ 8,882	$ 284

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Voya Index Plus SmallCap Portfolio - Class I	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 32	$ 273	$ 1	$ 336	$ 300
Expenses:					
Mortality and expense risk charges	23	108	1	714	226
Total expenses	23	108	1	714	226
Net investment income (loss)	9	165	—	(378)	74
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(282)	(64)	—	6,669	1,694
Capital gains distributions	34	—	—	2,445	745
Total realized gain (loss) on investments					
and capital gains distributions	(248)	(64)	—	9,114	2,439
Net unrealized appreciation					
(depreciation) of investments	272	506	2	9,359	1,534
Net realized and unrealized gain (loss)					
on investments	24	442	2	18,473	3,973
Net increase (decrease) in net assets					
resulting from operations	$ 33	$ 607	$ 2	$ 18,095	$ 4,047

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 326	$ 9	$ 3	$ 25	$ 41
Expenses:					
Mortality and expense risk charges	359	13	25	13	39
Total expenses	359	13	25	13	39
Net investment income (loss)	(33)	(4)	(22)	12	2
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	468	20	—	(171)	(85)
Capital gains distributions	883	28	124	226	233
Total realized gain (loss) on investments and capital gains distributions	1,351	48	124	55	148
Net unrealized appreciation (depreciation) of investments	(1,814)	(56)	533	175	515
Net realized and unrealized gain (loss) on investments	(463)	(8)	657	230	663
Net increase (decrease) in net assets resulting from operations	$ (496)	$ (12)	$ 635	$ 242	$ 665

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Voya Small Company Portfolio - Class I	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 95	$ 65	$ 21	$ 2	$ —
Expenses:					
Mortality and expense risk charges	184	17	182	38	10
Total expenses	184	17	182	38	10
Net investment income (loss)	(89)	48	(161)	(36)	(10)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1,080)	65	289	(35)	(239)
Capital gains distributions	282	16	910	178	8
Total realized gain (loss) on investments					
and capital gains distributions	(798)	81	1,199	143	(231)
Net unrealized appreciation					
(depreciation) of investments	2,455	(2)	4,929	1,011	547
Net realized and unrealized gain (loss)					
on investments	1,657	79	6,128	1,154	316
Net increase (decrease) in net assets					
resulting from operations	$ 1,568	$ 127	$ 5,967	$ 1,118	$ 306

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

	Voya SmallCap Opportunities Portfolio - Class S	Wanger International	Wanger Select	Wanger USA
Net investment income (loss)				
Investment income:				
Dividends	$ —	$ 31	$ 13	$ —
Expenses:				
Mortality and expense risk charges	27	10	7	13
Total expenses	27	10	7	13
Net investment income (loss)	(27)	21	6	(13)
Realized and unrealized gain (loss) on investments				
Net realized gain (loss) on investments	(147)	(38)	(91)	(287)
Capital gains distributions	12	56	187	250
Total realized gain (loss) on investments and capital gains distributions	(135)	18	96	(37)
Net unrealized appreciation (depreciation) of investments	655	160	173	495
Net realized and unrealized gain (loss) on investments	520	178	269	458
Net increase (decrease) in net assets resulting from operations	$ 493	$ 199	$ 275	$ 445

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund - Series I	Invesco Oppenheimer V.I. Global Fund - Series I	Invesco Oppenheimer V.I. Main Street Fund - Series I	Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I
Net assets at January 1, 2019	$ 109	$ 5	$ 224	$ 552
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	—	—	(3)
Total realized gain (loss) on investments and capital gains distributions	17	1	51	55
Net unrealized appreciation (depreciation) of investments	24	1	15	66
Net increase (decrease) in net assets resulting from operations	40	2	66	118
Changes from principal transactions:				
Total unit transactions	(12)	—	(26)	(187)
Increase (decrease) in net assets derived from principal transactions	(12)	—	(26)	(187)
Total increase (decrease) in net assets	28	2	40	(69)
Net assets at December 31, 2019	137	7	264	483
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	—	1	—
Total realized gain (loss) on investments and capital gains distributions	14	—	31	(42)
Net unrealized appreciation (depreciation) of investments	38	2	(2)	91
Net increase (decrease) in net assets resulting from operations	50	2	30	49
Changes from principal transactions:				
Total unit transactions	(11)	—	(24)	(37)
Increase (decrease) in net assets derived from principal transactions	(11)	—	(24)	(37)
Total increase (decrease) in net assets	39	2	6	12
Net assets at December 31, 2020	$ 176	$ 9	$ 270	$ 495

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Invesco V.I. American Franchise Fund - Series I	Invesco V.I. Core Equity Fund - Series I	Growth Fund - Class 2	Growth-Income Fund - Class 2
Net assets at January 1, 2019	$ 738	$ 1,138	$ 1,022	$ 395
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7)	2	5	8
Total realized gain (loss) on investments and capital gains distributions	116	177	131	52
Net unrealized appreciation (depreciation) of investments	136	133	169	47
Net increase (decrease) in net assets resulting from operations	245	312	305	107
Changes from principal transactions:				
Total unit transactions	(70)	(81)	(40)	38
Increase (decrease) in net assets derived from principal transactions	(70)	(81)	(40)	38
Total increase (decrease) in net assets	175	231	265	145
Net assets at December 31, 2019	913	1,369	1,287	540
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7)	7	(1)	6
Total realized gain (loss) on investments and capital gains distributions	138	325	76	(10)
Net unrealized appreciation (depreciation) of investments	212	(162)	528	33
Net increase (decrease) in net assets resulting from operations	343	170	603	29
Changes from principal transactions:				
Total unit transactions	(292)	(74)	(89)	(89)
Increase (decrease) in net assets derived from principal transactions	(292)	(74)	(89)	(89)
Total increase (decrease) in net assets	51	96	514	(60)
Net assets at December 31, 2020	$ 964	$ 1,465	$ 1,801	$ 480

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	International Fund - Class 2	Calvert VP SRI Balanced Portfolio	Federated Hermes Fund for U.S. Government Securities II - Primary Shares	Federated Hermes Government Money Fund II - Service Shares
Net assets at January 1, 2019	$ 164	$ 1,950	$ 145	$ 400
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	14	2	1
Total realized gain (loss) on investments and capital gains distributions	7	102	—	—
Net unrealized appreciation (depreciation) of investments	36	333	5	—
Net increase (decrease) in net assets resulting from operations	47	449	7	1
Changes from principal transactions:				
Total unit transactions	79	27	(21)	(23)
Increase (decrease) in net assets derived from principal transactions	79	27	(21)	(23)
Total increase (decrease) in net assets	126	476	(14)	(22)
Net assets at December 31, 2019	290	2,426	131	378
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	14	1	(4)
Total realized gain (loss) on investments and capital gains distributions	(25)	122	—	—
Net unrealized appreciation (depreciation) of investments	28	201	3	—
Net increase (decrease) in net assets resulting from operations	4	337	4	(4)
Changes from principal transactions:				
Total unit transactions	(69)	10	(5)	(18)
Increase (decrease) in net assets derived from principal transactions	(69)	10	(5)	(18)
Total increase (decrease) in net assets	(65)	347	(1)	(22)
Net assets at December 31, 2020	$ 225	$ 2,773	$ 130	$ 356

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Federated Hermes High Income Bond Fund II - Primary Shares	Federated Hermes Kaufmann Fund II - Primary Shares	Federated Hermes Managed Volatility Fund II - Primary Shares	Fidelity® VIP Contrafund® Portfolio - Initial Class
Net assets at January 1, 2019	$ 1,488	$ 1,012	$ 2,580	$ 30,036
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	76	(17)	19	(118)
Total realized gain (loss) on investments				
and capital gains distributions	(22)	121	30	5,198
Net unrealized appreciation (depreciation)				
of investments	135	211	413	3,607
Net increase (decrease) in net assets resulting from operations	189	315	462	8,687
Changes from principal transactions:				
Total unit transactions	(144)	(92)	(236)	(4,085)
Increase (decrease) in net assets derived from				
principal transactions	(144)	(92)	(236)	(4,085)
Total increase (decrease) in net assets	45	223	226	4,602
Net assets at December 31, 2019	1,533	1,235	2,806	34,638
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	56	(18)	28	(197)
Total realized gain (loss) on investments				
and capital gains distributions	(21)	160	20	1,925
Net unrealized appreciation (depreciation)				
of investments	12	157	(73)	7,273
Net increase (decrease) in net assets resulting from operations	47	299	(25)	9,001
Changes from principal transactions:				
Total unit transactions	(367)	(205)	(373)	(6,720)
Increase (decrease) in net assets derived from				
principal transactions	(367)	(205)	(373)	(6,720)
Total increase (decrease) in net assets	(320)	94	(398)	2,281
Net assets at December 31, 2020	$ 1,213	$ 1,329	$ 2,408	$ 36,919

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class
Net assets at January 1, 2019	$ 16,670	$ 375	$ 8,248	$ 14,516
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	93	5	96	(107)
Total realized gain (loss) on investments				
and capital gains distributions	2,850	1	571	1,659
Net unrealized appreciation (depreciation)				
of investments	1,646	25	1,441	3,357
Net increase (decrease) in net assets resulting from operations	4,589	31	2,108	4,909
Changes from principal transactions:				
Total unit transactions	(2,898)	(7)	(510)	(1)
Increase (decrease) in net assets derived from				
principal transactions	(2,898)	(7)	(510)	(1)
Total increase (decrease) in net assets	1,691	24	1,598	4,908
Net assets at December 31, 2019	18,361	399	9,846	19,424
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	64	3	68	(169)
Total realized gain (loss) on investments				
and capital gains distributions	1,401	2	307	3,621
Net unrealized appreciation (depreciation)				
of investments	1,269	25	(11)	4,421
Net increase (decrease) in net assets resulting from operations	2,734	30	364	7,873
Changes from principal transactions:				
Total unit transactions	(1,366)	(18)	(1,129)	(2,508)
Increase (decrease) in net assets derived from				
principal transactions	(1,366)	(18)	(1,129)	(2,508)
Total increase (decrease) in net assets	1,368	12	(765)	5,365
Net assets at December 31, 2020	$ 19,729	$ 411	$ 9,081	$ 24,789

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Franklin Small Cap Value VIP Fund - Class 2	Janus Henderson Balanced Portfolio - Institutional Shares
Net assets at January 1, 2019	$ 137	$ 2,774	$ 1,781	$ 10
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	26	5	—
Total realized gain (loss) on investments and capital gains distributions	(1)	147	249	—
Net unrealized appreciation (depreciation) of investments	14	535	173	2
Net increase (decrease) in net assets resulting from operations	18	708	427	2
Changes from principal transactions:				
Total unit transactions	(14)	(198)	(188)	—
Increase (decrease) in net assets derived from principal transactions	(14)	(198)	(188)	—
Total increase (decrease) in net assets	4	510	239	2
Net assets at December 31, 2019	141	3,284	2,020	12
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	(13)	11	—
Total realized gain (loss) on investments and capital gains distributions	(2)	81	(97)	—
Net unrealized appreciation (depreciation) of investments	(2)	386	150	1
Net increase (decrease) in net assets resulting from operations	—	454	64	1
Changes from principal transactions:				
Total unit transactions	(11)	24	(104)	1
Increase (decrease) in net assets derived from principal transactions	(11)	24	(104)	1
Total increase (decrease) in net assets	(11)	478	(40)	2
Net assets at December 31, 2020	$ 130	$ 3,762	$ 1,980	$ 14

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC	PIMCO VIT Real Return Portfolio - Administrative Class	Pioneer High Yield VCT Portfolio - Class I	Voya Balanced Portfolio - Class I
Net assets at January 1, 2019	$ 1,115	$ 1,798	$ 752	$ 45,130
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	14	30	556
Total realized gain (loss) on investments and capital gains distributions	59	(12)	(4)	5,218
Net unrealized appreciation (depreciation) of investments	176	135	70	1,742
Net increase (decrease) in net assets resulting from operations	235	137	96	7,516
Changes from principal transactions:				
Total unit transactions	(89)	(56)	(140)	(6,549)
Increase (decrease) in net assets derived from principal transactions	(89)	(56)	(140)	(6,549)
Total increase (decrease) in net assets	146	81	(44)	967
Net assets at December 31, 2019	1,261	1,879	708	46,097
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	13	31	516
Total realized gain (loss) on investments and capital gains distributions	(4)	7	—	2,917
Net unrealized appreciation (depreciation) of investments	—	197	(22)	252
Net increase (decrease) in net assets resulting from operations	(3)	217	9	3,685
Changes from principal transactions:				
Total unit transactions	(112)	507	4	(5,132)
Increase (decrease) in net assets derived from principal transactions	(112)	507	4	(5,132)
Total increase (decrease) in net assets	(115)	724	13	(1,447)
Net assets at December 31, 2020	$ 1,146	$ 2,603	$ 721	$ 44,650

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Government Money Market Portfolio - Class S	Voya Intermediate Bond Portfolio - Class I	Voya Balanced Income Portfolio - Service Class	Voya Global Perspectives® Portfolio - Class A
Net assets at January 1, 2019	$ —	$ 68,299	$ 4,134	$ 83
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1,542	153	2
Total realized gain (loss) on investments and capital gains distributions	—	36	229	4
Net unrealized appreciation (depreciation) of investments	—	4,110	310	8
Net increase (decrease) in net assets resulting from operations	—	5,688	692	14
Changes from principal transactions:				
Total unit transactions	—	(4,277)	(95)	30
Increase (decrease) in net assets derived from principal transactions	—	(4,277)	(95)	30
Total increase (decrease) in net assets	—	1,411	597	44
Net assets at December 31, 2019	—	69,710	4,731	127
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1,689	98	2
Total realized gain (loss) on investments and capital gains distributions	—	1,920	127	4
Net unrealized appreciation (depreciation) of investments	—	1,085	(216)	14
Net increase (decrease) in net assets resulting from operations	—	4,694	9	20
Changes from principal transactions:				
Total unit transactions	51	(549)	(832)	45
Increase (decrease) in net assets derived from principal transactions	51	(549)	(832)	45
Total increase (decrease) in net assets	51	4,145	(823)	65
Net assets at December 31, 2020	$ 51	$ 73,855	$ 3,908	$ 192

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Global Perspectives® Portfolio - Class I	Voya High Yield Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Institutional Class
Net assets at January 1, 2019	$ 330	$ —	$ 111,177	$ 6,277
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	13	225	(708)	85
Total realized gain (loss) on investments and capital gains distributions	16	4	21,635	422
Net unrealized appreciation (depreciation) of investments	33	201	11,751	937
Net increase (decrease) in net assets resulting from operations	62	430	32,678	1,444
Changes from principal transactions:				
Total unit transactions	22	14,498	(17,349)	(730)
Increase (decrease) in net assets derived from principal transactions	22	14,498	(17,349)	(730)
Total increase (decrease) in net assets	84	14,928	15,329	714
Net assets at December 31, 2019	414	14,928	126,506	6,991
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	15	585	(958)	81
Total realized gain (loss) on investments and capital gains distributions	17	(87)	15,626	339
Net unrealized appreciation (depreciation) of investments	42	52	19,189	(150)
Net increase (decrease) in net assets resulting from operations	74	550	33,857	270
Changes from principal transactions:				
Total unit transactions	72	(2,410)	(14,999)	(991)
Increase (decrease) in net assets derived from principal transactions	72	(2,410)	(14,999)	(991)
Total increase (decrease) in net assets	146	(1,860)	18,858	(721)
Net assets at December 31, 2020	$ 560	$ 13,068	$ 145,364	$ 6,270

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Service Class	Voya Retirement Conservative Portfolio - Adviser Class	Voya Retirement Growth Portfolio - Adviser Class	Voya Retirement Moderate Growth Portfolio - Adviser Class
Net assets at January 1, 2019	$ 1,922	$ 2,383	$ 2,603	$ 4,062
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	14	14	17	21
Total realized gain (loss) on investments				
and capital gains distributions	146	65	296	298
Net unrealized appreciation (depreciation)				
of investments	271	227	154	360
Net increase (decrease) in net assets resulting from operations	431	306	467	679
Changes from principal transactions:				
Total unit transactions	(186)	852	(716)	(850)
Increase (decrease) in net assets derived from				
principal transactions	(186)	852	(716)	(850)
Total increase (decrease) in net assets	245	1,158	(249)	(171)
Net assets at December 31, 2019	2,167	3,541	2,354	3,891
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	15	23	23	26
Total realized gain (loss) on investments				
and capital gains distributions	133	137	100	40
Net unrealized appreciation (depreciation)				
of investments	(67)	174	155	280
Net increase (decrease) in net assets resulting from operations	81	334	278	346
Changes from principal transactions:				
Total unit transactions	(223)	(238)	7	(849)
Increase (decrease) in net assets derived from				
principal transactions	(223)	(238)	7	(849)
Total increase (decrease) in net assets	(142)	96	285	(503)
Net assets at December 31, 2020	$ 2,025	$ 3,637	$ 2,639	$ 3,388

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Retirement Moderate Portfolio - Adviser Class	Voya U.S. Stock Index Portfolio - Service Class	VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Service Class
Net assets at January 1, 2019	$ 3,270	$ 31	$ 141	$ 1,511
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	24	8	3	14
Total realized gain (loss) on investments and capital gains distributions	84	3	—	(6)
Net unrealized appreciation (depreciation) of investments	377	11	8	92
Net increase (decrease) in net assets resulting from operations	485	22	11	100
Changes from principal transactions:				
Total unit transactions	(348)	705	9	147
Increase (decrease) in net assets derived from principal transactions	(348)	705	9	147
Total increase (decrease) in net assets	137	727	20	247
Net assets at December 31, 2019	3,407	758	161	1,758
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	17	2	2	6
Total realized gain (loss) on investments and capital gains distributions	(10)	14	—	57
Net unrealized appreciation (depreciation) of investments	221	70	12	118
Net increase (decrease) in net assets resulting from operations	228	86	14	181
Changes from principal transactions:				
Total unit transactions	(1,169)	(106)	(10)	(54)
Increase (decrease) in net assets derived from principal transactions	(1,169)	(106)	(10)	(54)
Total increase (decrease) in net assets	(941)	(20)	4	127
Net assets at December 31, 2020	$ 2,466	$ 738	$ 165	$ 1,885

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Global Real Estate Portfolio - Service Class	VY® Clarion Real Estate Portfolio - Service Class	VY® Invesco Growth and Income Portfolio - Service Class
Net assets at January 1, 2019	$ 1,469	$ 510	$ 2,522	$ 1,032
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	39	8	49	17
Total realized gain (loss) on investments				
and capital gains distributions	5	3	4	63
Net unrealized appreciation (depreciation)				
of investments	310	100	635	142
Net increase (decrease) in net assets resulting from operations	354	111	688	222
Changes from principal transactions:				
Total unit transactions	45	(34)	13	(185)
Increase (decrease) in net assets derived from				
principal transactions	45	(34)	13	(185)
Total increase (decrease) in net assets	399	77	701	37
Net assets at December 31, 2019	1,868	587	3,223	1,069
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	74	21	54	11
Total realized gain (loss) on investments				
and capital gains distributions	62	12	188	(43)
Net unrealized appreciation (depreciation)				
of investments	(270)	(79)	(517)	30
Net increase (decrease) in net assets resulting from operations	(134)	(46)	(275)	(2)
Changes from principal transactions:				
Total unit transactions	(336)	(125)	(245)	(96)
Increase (decrease) in net assets derived from				
principal transactions	(336)	(125)	(245)	(96)
Total increase (decrease) in net assets	(470)	(171)	(520)	(98)
Net assets at December 31, 2020	$ 1,398	$ 416	$ 2,703	$ 971

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class
Net assets at January 1, 2019	$ 1,413	$ 8,168	$ 1,741	$ 39,274
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(21)	(64)	(1)	330
Total realized gain (loss) on investments				
and capital gains distributions	99	618	507	2,236
Net unrealized appreciation (depreciation)				
of investments	344	1,934	(67)	6,567
Net increase (decrease) in net assets resulting from operations	422	2,488	439	9,133
Changes from principal transactions:				
Total unit transactions	(71)	(328)	(99)	304
Increase (decrease) in net assets derived from				
principal transactions	(71)	(328)	(99)	304
Total increase (decrease) in net assets	351	2,160	340	9,437
Net assets at December 31, 2019	1,764	10,328	2,081	48,711
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(13)	(30)	(14)	269
Total realized gain (loss) on investments				
and capital gains distributions	140	1,233	(86)	3,931
Net unrealized appreciation (depreciation)				
of investments	360	1,908	434	3,660
Net increase (decrease) in net assets resulting from operations	487	3,111	334	7,860
Changes from principal transactions:				
Total unit transactions	(106)	(869)	(27)	(2,071)
Increase (decrease) in net assets derived from				
principal transactions	(106)	(869)	(27)	(2,071)
Total increase (decrease) in net assets	381	2,242	307	5,789
Net assets at December 31, 2020	$ 2,145	$ 12,570	$ 2,388	$ 54,500

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Service Class	Voya Government Money Market Portfolio - Class I	Voya Global Bond Portfolio - Initial Class
Net assets at January 1, 2019	$ 4,653	$ 2,173	$ 33,178	$ 14,329
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	66	(4)	234	237
Total realized gain (loss) on investments				
and capital gains distributions	424	317	23	69
Net unrealized appreciation (depreciation)				
of investments	555	256	—	596
Net increase (decrease) in net assets resulting from operations	1,045	569	257	902
Changes from principal transactions:				
Total unit transactions	(2,188)	(113)	(1,896)	(1,850)
Increase (decrease) in net assets derived from				
principal transactions	(2,188)	(113)	(1,896)	(1,850)
Total increase (decrease) in net assets	(1,143)	456	(1,639)	(948)
Net assets at December 31, 2019	3,510	2,629	31,539	13,381
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	89	39	(282)	220
Total realized gain (loss) on investments				
and capital gains distributions	(458)	109	13	(102)
Net unrealized appreciation (depreciation)				
of investments	331	55	—	833
Net increase (decrease) in net assets resulting from operations	(38)	203	(269)	951
Changes from principal transactions:				
Total unit transactions	(450)	(401)	1,444	(1,209)
Increase (decrease) in net assets derived from				
principal transactions	(450)	(401)	1,444	(1,209)
Total increase (decrease) in net assets	(488)	(198)	1,175	(258)
Net assets at December 31, 2020	$ 3,022	$ 2,431	$ 32,714	$ 13,123

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Global Bond Portfolio - Service Class	Voya International High Dividend Low Volatility Portfolio - Initial Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service Class
Net assets at January 1, 2019	$ 21	$ 8,661	$ 5,522	$ 8,563
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	90	95	138
Total realized gain (loss) on investments and capital gains distributions	—	953	345	641
Net unrealized appreciation (depreciation) of investments	1	220	525	1,058
Net increase (decrease) in net assets resulting from operations	2	1,263	965	1,837
Changes from principal transactions:				
Total unit transactions	(2)	(1,100)	178	489
Increase (decrease) in net assets derived from principal transactions	(2)	(1,100)	178	489
Total increase (decrease) in net assets	—	163	1,143	2,326
Net assets at December 31, 2019	21	8,824	6,665	10,889
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	164	88	117
Total realized gain (loss) on investments and capital gains distributions	—	716	312	455
Net unrealized appreciation (depreciation) of investments	1	(1,229)	387	822
Net increase (decrease) in net assets resulting from operations	2	(349)	787	1,394
Changes from principal transactions:				
Total unit transactions	(2)	(1,680)	(601)	(1,223)
Increase (decrease) in net assets derived from principal transactions	(2)	(1,680)	(601)	(1,223)
Total increase (decrease) in net assets	—	(2,029)	186	171
Net assets at December 31, 2020	$ 21	$ 6,795	$ 6,851	$ 11,060

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Service Class	Voya Solution 2055 Portfolio - Service Class	Voya Solution Income Portfolio - Service Class	Voya Solution Moderately Aggressive Portfolio - Service Class
Net assets at January 1, 2019	$ 5,312	$ —	$ 2,294	$ 198
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	79	—	45	2
Total realized gain (loss) on investments and capital gains distributions	622	—	64	19
Net unrealized appreciation (depreciation) of investments	618	—	154	21
Net increase (decrease) in net assets resulting from operations	1,319	—	263	42
Changes from principal transactions:				
Total unit transactions	1,119	22	(257)	19
Increase (decrease) in net assets derived from principal transactions	1,119	22	(257)	19
Total increase (decrease) in net assets	2,438	22	6	61
Net assets at December 31, 2019	7,750	22	2,300	259
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	72	—	30	1
Total realized gain (loss) on investments and capital gains distributions	511	2	20	9
Net unrealized appreciation (depreciation) of investments	538	5	133	4
Net increase (decrease) in net assets resulting from operations	1,121	7	183	14
Changes from principal transactions:				
Total unit transactions	(984)	11	(384)	(25)
Increase (decrease) in net assets derived from principal transactions	(984)	11	(384)	(25)
Total increase (decrease) in net assets	137	18	(201)	(11)
Net assets at December 31, 2020	$ 7,887	$ 40	$ 2,099	$ 248

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Service Class
Net assets at January 1, 2019	$ 2,472	$ 5,038	$ 1,498	$ 357
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	20	(55)	10	(2)
Total realized gain (loss) on investments and capital gains distributions	246	2,096	266	46
Net unrealized appreciation (depreciation) of investments	439	(256)	135	23
Net increase (decrease) in net assets resulting from operations	705	1,785	411	67
Changes from principal transactions:				
Total unit transactions	(200)	(2,349)	(1,076)	(23)
Increase (decrease) in net assets derived from principal transactions	(200)	(2,349)	(1,076)	(23)
Total increase (decrease) in net assets	505	(564)	(665)	44
Net assets at December 31, 2019	2,977	4,474	833	401
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	24	(36)	(7)	(1)
Total realized gain (loss) on investments and capital gains distributions	(266)	(309)	(40)	(16)
Net unrealized appreciation (depreciation) of investments	177	1,721	200	39
Net increase (decrease) in net assets resulting from operations	(65)	1,376	153	22
Changes from principal transactions:				
Total unit transactions	(390)	(422)	(25)	(20)
Increase (decrease) in net assets derived from principal transactions	(390)	(422)	(25)	(20)
Total increase (decrease) in net assets	(455)	954	128	2
Net assets at December 31, 2020	$ 2,522	$ 5,428	$ 961	$ 403

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Oppenheimer Global Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class
Net assets at January 1, 2019	$ 694	$ 49,208	$ 54,392	$ 2,718
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	11	412	(413)	5
Total realized gain (loss) on investments				
and capital gains distributions	168	1,882	13,115	259
Net unrealized appreciation (depreciation)				
of investments	(19)	6,499	2,993	405
Net increase (decrease) in net assets resulting from operations	160	8,793	15,695	669
Changes from principal transactions:				
Total unit transactions	(73)	(6,439)	(7,328)	(274)
Increase (decrease) in net assets derived from				
principal transactions	(73)	(6,439)	(7,328)	(274)
Total increase (decrease) in net assets	87	2,354	8,367	395
Net assets at December 31, 2019	781	51,562	62,759	3,113
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	295	(14)	12
Total realized gain (loss) on investments				
and capital gains distributions	1	634	5,971	(47)
Net unrealized appreciation (depreciation)				
of investments	(30)	2,502	8,131	21
Net increase (decrease) in net assets resulting from operations	(22)	3,431	14,088	(14)
Changes from principal transactions:				
Total unit transactions	(161)	(7,625)	(7,595)	(15)
Increase (decrease) in net assets derived from				
principal transactions	(161)	(7,625)	(7,595)	(15)
Total increase (decrease) in net assets	(183)	(4,194)	6,493	(29)
Net assets at December 31, 2020	$ 598	$ 47,368	$ 69,252	$ 3,084

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I
Net assets at January 1, 2019	$ 36,718	$ 34,298	$ 3,726	$ 5,877
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(366)	(362)	48	89
Total realized gain (loss) on investments				
and capital gains distributions	6,357	7,046	229	901
Net unrealized appreciation (depreciation)				
of investments	6,652	2,724	181	215
Net increase (decrease) in net assets resulting from operations	12,643	9,408	458	1,205
Changes from principal transactions:				
Total unit transactions	(4,699)	(24,057)	(222)	(353)
Increase (decrease) in net assets derived from				
principal transactions	(4,699)	(24,057)	(222)	(353)
Total increase (decrease) in net assets	7,944	(14,649)	236	852
Net assets at December 31, 2019	44,662	19,649	3,962	6,729
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(454)	(167)	47	56
Total realized gain (loss) on investments				
and capital gains distributions	5,215	385	80	805
Net unrealized appreciation (depreciation)				
of investments	7,586	5,785	220	(105)
Net increase (decrease) in net assets resulting from operations	12,347	6,003	347	756
Changes from principal transactions:				
Total unit transactions	(4,507)	(4,684)	510	(740)
Increase (decrease) in net assets derived from				
principal transactions	(4,507)	(4,684)	510	(740)
Total increase (decrease) in net assets	7,840	1,319	857	16
Net assets at December 31, 2020	$ 52,502	$ 20,968	$ 4,819	$ 6,745

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Emerging Markets Index Portfolio - Class I
Net assets at January 1, 2019	$ 6,950	$ 1,373	$ 192,504	$ 769
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	114	(1)	945	11
Total realized gain (loss) on investments				
and capital gains distributions	786	188	29,134	(46)
Net unrealized appreciation (depreciation)				
of investments	302	164	19,646	150
Net increase (decrease) in net assets resulting from operations	1,202	351	49,725	115
Changes from principal transactions:				
Total unit transactions	(594)	(151)	(28,711)	(392)
Increase (decrease) in net assets derived from				
principal transactions	(594)	(151)	(28,711)	(392)
Total increase (decrease) in net assets	608	200	21,014	(277)
Net assets at December 31, 2019	7,558	1,573	213,518	492
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	82	(4)	484	13
Total realized gain (loss) on investments				
and capital gains distributions	561	172	20,827	2
Net unrealized appreciation (depreciation)				
of investments	172	47	7,897	63
Net increase (decrease) in net assets resulting from operations	815	215	29,208	78
Changes from principal transactions:				
Total unit transactions	(510)	(147)	(24,076)	(49)
Increase (decrease) in net assets derived from				
principal transactions	(510)	(147)	(24,076)	(49)
Total increase (decrease) in net assets	305	68	5,132	29
Net assets at December 31, 2020	$ 7,863	$ 1,641	$ 218,650	$ 521

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Euro STOXX 50® Index Portfolio - Class I	Voya Global High Dividend Low Volatility Portfolio - Class I	Voya Global High Dividend Low Volatility Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I
Net assets at January 1, 2019	$ 42	$ 1,820	$ 873	$ 60,638
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	34	13	255
Total realized gain (loss) on investments and capital gains distributions	1	129	56	10,424
Net unrealized appreciation (depreciation) of investments	5	183	122	5,881
Net increase (decrease) in net assets resulting from operations	11	346	191	16,560
Changes from principal transactions:				
Total unit transactions	(3)	(374)	131	(7,478)
Increase (decrease) in net assets derived from principal transactions	(3)	(374)	131	(7,478)
Total increase (decrease) in net assets	8	(28)	322	9,082
Net assets at December 31, 2019	50	1,792	1,195	69,720
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	23	9	291
Total realized gain (loss) on investments and capital gains distributions	(10)	9	(9)	10,017
Net unrealized appreciation (depreciation) of investments	(5)	(95)	(59)	(1,426)
Net increase (decrease) in net assets resulting from operations	(14)	(63)	(59)	8,882
Changes from principal transactions:				
Total unit transactions	(36)	(383)	(184)	(6,899)
Increase (decrease) in net assets derived from principal transactions	(36)	(383)	(184)	(6,899)
Total increase (decrease) in net assets	(50)	(446)	(243)	1,983
Net assets at December 31, 2020	$ —	$ 1,346	$ 952	$ 71,703

The accompanying notes are an integral part of these financial statements.

68

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class I	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S
Net assets at January 1, 2019	$ 5,304	$ 3,194	$ 10,210	$ 42
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	31	6	207	—
Total realized gain (loss) on investments and capital gains distributions	306	484	19	—
Net unrealized appreciation (depreciation) of investments	988	148	1,704	7
Net increase (decrease) in net assets resulting from operations	1,325	638	1,930	7
Changes from principal transactions:				
Total unit transactions	(549)	(344)	(1,225)	—
Increase (decrease) in net assets derived from principal transactions	(549)	(344)	(1,225)	—
Total increase (decrease) in net assets	776	294	705	7
Net assets at December 31, 2019	6,080	3,488	10,915	49
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	32	9	165	—
Total realized gain (loss) on investments and capital gains distributions	(270)	(248)	(64)	—
Net unrealized appreciation (depreciation) of investments	522	272	506	2
Net increase (decrease) in net assets resulting from operations	284	33	607	2
Changes from principal transactions:				
Total unit transactions	(599)	(477)	(1,277)	1
Increase (decrease) in net assets derived from principal transactions	(599)	(477)	(1,277)	1
Total increase (decrease) in net assets	(315)	(444)	(670)	3
Net assets at December 31, 2020	$ 5,765	$ 3,044	$ 10,245	$ 52

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S
Net assets at January 1, 2019	$ 26,337	$ 15,637	$ 30,700	$ 976
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(93)	95	407	10
Total realized gain (loss) on investments				
and capital gains distributions	5,015	1,921	1,970	66
Net unrealized appreciation (depreciation)				
of investments	4,182	2,575	4,739	147
Net increase (decrease) in net assets resulting from operations	9,104	4,591	7,116	223
Changes from principal transactions:				
Total unit transactions	18,249	(680)	(2,672)	(139)
Increase (decrease) in net assets derived from				
principal transactions	18,249	(680)	(2,672)	(139)
Total increase (decrease) in net assets	27,353	3,911	4,444	84
Net assets at December 31, 2019	53,690	19,548	35,144	1,060
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(378)	74	(33)	(4)
Total realized gain (loss) on investments				
and capital gains distributions	9,114	2,439	1,351	48
Net unrealized appreciation (depreciation)				
of investments	9,359	1,534	(1,814)	(56)
Net increase (decrease) in net assets resulting from operations	18,095	4,047	(496)	(12)
Changes from principal transactions:				
Total unit transactions	(5,084)	(132)	(4,353)	(117)
Increase (decrease) in net assets derived from				
principal transactions	(5,084)	(132)	(4,353)	(117)
Total increase (decrease) in net assets	13,011	3,915	(4,849)	(129)
Net assets at December 31, 2020	$ 66,701	$ 23,463	$ 30,295	$ 931

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I
Net assets at January 1, 2019	$ 312	$ 1,516	$ 1,298	$ 18,563
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	16	4	(147)
Total realized gain (loss) on investments				
and capital gains distributions	48	300	138	1,668
Net unrealized appreciation (depreciation)				
of investments	81	142	226	2,685
Net increase (decrease) in net assets resulting from operations	126	458	368	4,206
Changes from principal transactions:				
Total unit transactions	1,684	103	2,595	(3,724)
Increase (decrease) in net assets derived from				
principal transactions	1,684	103	2,595	(3,724)
Total increase (decrease) in net assets	1,810	561	2,963	482
Net assets at December 31, 2019	2,122	2,077	4,261	19,045
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(22)	12	2	(89)
Total realized gain (loss) on investments				
and capital gains distributions	124	55	148	(798)
Net unrealized appreciation (depreciation)				
of investments	533	175	515	2,455
Net increase (decrease) in net assets resulting from operations	635	242	665	1,568
Changes from principal transactions:				
Total unit transactions	112	(420)	(556)	(1,559)
Increase (decrease) in net assets derived from				
principal transactions	112	(420)	(556)	(1,559)
Total increase (decrease) in net assets	747	(178)	109	9
Net assets at December 31, 2020	$ 2,869	$ 1,899	$ 4,370	$ 19,054

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I
Net assets at January 1, 2019	$ 1,433	$ 15,217	$ 2,910	$ 2,148
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	25	(135)	(33)	(12)
Total realized gain (loss) on investments and capital gains distributions	(6)	2,120	302	238
Net unrealized appreciation (depreciation) of investments	89	2,082	476	297
Net increase (decrease) in net assets resulting from operations	108	4,067	745	523
Changes from principal transactions:				
Total unit transactions	(26)	(2,252)	(645)	(254)
Increase (decrease) in net assets derived from principal transactions	(26)	(2,252)	(645)	(254)
Total increase (decrease) in net assets	82	1,815	100	269
Net assets at December 31, 2019	1,515	17,032	3,010	2,417
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	48	(161)	(36)	(10)
Total realized gain (loss) on investments and capital gains distributions	81	1,199	143	(231)
Net unrealized appreciation (depreciation) of investments	(2)	4,929	1,011	547
Net increase (decrease) in net assets resulting from operations	127	5,967	1,118	306
Changes from principal transactions:				
Total unit transactions	770	(2,546)	23	(676)
Increase (decrease) in net assets derived from principal transactions	770	(2,546)	23	(676)
Total increase (decrease) in net assets	897	3,421	1,141	(370)
Net assets at December 31, 2020	$ 2,412	$ 20,453	$ 4,151	$ 2,047

The accompanying notes are an integral part of these financial statements.

72

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2020 and 2019
(Dollars in thousands)

	Voya SmallCap Opportunities Portfolio - Class S	Wanger International	Wanger Select	Wanger USA
Net assets at January 1, 2019	$ 2,133	$ 1,641	$ 1,934	$ 1,645
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(30)	3	(9)	(7)
Total realized gain (loss) on investments				
and capital gains distributions	169	65	32	246
Net unrealized appreciation (depreciation)				
of investments	362	365	466	263
Net increase (decrease) in net assets resulting from operations	501	433	489	502
Changes from principal transactions:				
Total unit transactions	(369)	(235)	(577)	63
Increase (decrease) in net assets derived from				
principal transactions	(369)	(235)	(577)	63
Total increase (decrease) in net assets	132	198	(88)	565
Net assets at December 31, 2019	2,265	1,839	1,846	2,210
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(27)	21	6	(13)
Total realized gain (loss) on investments				
and capital gains distributions	(135)	18	96	(37)
Net unrealized appreciation (depreciation)				
of investments	655	160	173	495
Net increase (decrease) in net assets resulting from operations	493	199	275	445
Changes from principal transactions:				
Total unit transactions	(157)	(263)	(558)	(131)
Increase (decrease) in net assets derived from				
principal transactions	(157)	(263)	(558)	(131)
Total increase (decrease) in net assets	336	(64)	(283)	314
Net assets at December 31, 2020	$ 2,601	$ 1,775	$ 1,563	$ 2,524

The accompanying notes are an integral part of these financial statements.

73

1. Organization

Variable Annuity Account B of Voya Retirement Insurance and Annuity Company, (the "Account") was established by Voya Retirement Insurance and Annuity Company ("VRIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya Financial"), a holding company domiciled in the State of Delaware.

Prior to May 2013, Voya Financial, which together with its subsidiaries, including the Company, was an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING. Between October 2013 and March 2015, ING completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings.

The Account is registered as a unit investment trust with the Securities Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended. The Account is exclusively for use with Contracts that may be entitled to tax-deferred treatment under specific sections of the Internal Revenue Code of 1986, as amended. VRIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business VRIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of VRIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of VRIAC.

At December 31, 2020, the Account had 103 investment divisions (the "Divisions"), 30 of which invest in independently managed mutual funds and 73 of which invest in mutual funds managed by an affiliate, Voya Investments, LLC ("VIL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts").

The Divisions with asset balances at December 31, 2020 and related Trusts are as follows:

AIM Variable Insurance Funds:

Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund - Series I

Invesco Oppenheimer V.I. Global Fund - Series I

Invesco Oppenheimer V.I. Main Street Fund - Series I

Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I

Invesco V.I. American Franchise Fund - Series I

Invesco V.I. Core Equity Fund - Series I

American Funds Insurance Series®:

Growth Fund - Class 2

Growth-Income Fund - Class 2

International Fund - Class 2

Calvert Variable Series, Inc.:

Calvert VP SRI Balanced Portfolio

Federated Hermes Insurance Series:

Federated Hermes Fund for U.S. Government Securities II - Primary Shares

Federated Hermes Government Money Fund II - Service Shares

Federated Hermes High Income Bond Fund II - Primary Shares

Federated Hermes Kaufmann Fund II - Primary Shares

Federated Hermes Managed Volatility Fund II - Primary Shares

Fidelity® Variable Insurance Products II:

Fidelity® VIP Contrafund® Portfolio - Initial Class

Fidelity® VIP Index 500 Portfolio - Initial Class

Fidelity® Variable Insurance Products V:

Fidelity® VIP Investment Grade Bond Portfolio - Initial Class

Fidelity® Variable Insurance Products:

Fidelity® VIP Equity-Income Portfolio - Initial Class

Fidelity® VIP Growth Portfolio - Initial Class

Fidelity® VIP High Income Portfolio - Initial Class

Fidelity® VIP Overseas Portfolio - Initial Class

Franklin Templeton Variable Insurance Products Trust:

Franklin Small Cap Value VIP Fund - Class 2

Janus Aspen Series:

Janus Henderson Balanced Portfolio - Institutional Shares

Lord Abbett Series Fund, Inc.:

Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC

PIMCO Variable Insurance Trust:

PIMCO VIT Real Return Portfolio - Administrative Class

Pioneer Variable Contracts Trust:

Pioneer High Yield VCT Portfolio - Class I

Voya Balanced Portfolio, Inc.:

Voya Balanced Portfolio - Class I

Voya Government Money Market Portfolio:

Voya Government Money Market Portfolio - Class S

Voya Intermediate Bond Portfolio:

Voya Intermediate Bond Portfolio - Class I

Voya Investors Trust:

Voya Balanced Income Portfolio - Service Class

Voya Global Perspectives® Portfolio - Class A

Voya Global Perspectives® Portfolio - Class I

Voya High Yield Portfolio - Institutional Class

Voya Large Cap Growth Portfolio - Institutional Class

Voya Large Cap Value Portfolio - Institutional Class

Voya Large Cap Value Portfolio - Service Class

Voya Retirement Conservative Portfolio - Adviser Class

Voya Retirement Growth Portfolio - Adviser Class

Voya Retirement Moderate Growth Portfolio - Adviser Class

Voya Retirement Moderate Portfolio - Adviser Class

Voya U.S. Stock Index Portfolio - Service Class

VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class

VY® BlackRock Inflation Protected Bond Portfolio - Service Class

VY® Clarion Global Real Estate Portfolio - Institutional Class

VY® Clarion Global Real Estate Portfolio - Service Class

VY® Clarion Real Estate Portfolio - Service Class

VY® Invesco Growth and Income Portfolio - Service Class

VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class

VY® JPMorgan Emerging Markets Equity Portfolio - Service Class

VY® JPMorgan Small Cap Core Equity Portfolio - Service Class

VY® T. Rowe Price Capital Appreciation Portfolio - Service Class

VY® T. Rowe Price Equity Income Portfolio - Service Class

VY® T. Rowe Price International Stock Portfolio - Service Class

Voya Money Market Portfolio:

Voya Government Money Market Portfolio - Class I

Voya Partners, Inc.:

Voya Global Bond Portfolio - Initial Class

Voya Global Bond Portfolio - Service Class

Voya International High Dividend Low Volatility Portfolio - Initial Class

Voya Solution 2025 Portfolio - Service Class

Voya Solution 2035 Portfolio - Service Class

Voya Solution 2045 Portfolio - Service Class

Voya Solution 2055 Portfolio - Service Class

Voya Solution Income Portfolio - Service Class

Voya Solution Moderately Aggressive Portfolio - Service Class

VY® American Century Small-Mid Cap Value Portfolio - Service Class

VY® Baron Growth Portfolio - Service Class

VY® Columbia Contrarian Core Portfolio - Service Class

VY® Columbia Small Cap Value II Portfolio - Service Class

VY® Invesco Comstock Portfolio - Service Class

VY® Invesco Equity and Income Portfolio - Initial Class

VY® Invesco Oppenheimer Global Portfolio - Initial Class

VY® JPMorgan Mid Cap Value Portfolio - Service Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class

VY® T. Rowe Price Growth Equity Portfolio - Initial Class

Voya Strategic Allocation Portfolios, Inc.:

Voya Strategic Allocation Conservative Portfolio - Class I

Voya Strategic Allocation Growth Portfolio - Class I

Voya Strategic Allocation Moderate Portfolio - Class I

Voya Variable Funds:

Voya Growth and Income Portfolio - Class A

Voya Growth and Income Portfolio - Class I

Voya Variable Portfolios, Inc.:

Voya Emerging Markets Index Portfolio - Class I

Voya Global High Dividend Low Volatility Portfolio - Class I

Voya Global High Dividend Low Volatility Portfolio - Class S

Voya Index Plus LargeCap Portfolio - Class I

Voya Index Plus MidCap Portfolio - Class I

Voya Index Plus SmallCap Portfolio - Class I

Voya International Index Portfolio - Class I

Voya International Index Portfolio - Class S

Voya Russell™ Large Cap Growth Index Portfolio - Class I

Voya Russell™ Large Cap Index Portfolio - Class I

Voya Russell™ Large Cap Value Index Portfolio - Class I

Voya Russell™ Large Cap Value Index Portfolio - Class S

Voya Russell™ Mid Cap Growth Index Portfolio - Class S

Voya Russell™ Mid Cap Index Portfolio - Class I

Voya Russell™ Small Cap Index Portfolio - Class I

Voya Small Company Portfolio - Class I

Voya U.S. Bond Index Portfolio - Class I

Voya Variable Products Trust:	**Wanger Advisors Trust:**
Voya MidCap Opportunities Portfolio - Class I	Wanger International
Voya MidCap Opportunities Portfolio - Class S	Wanger Select
Voya SmallCap Opportunities Portfolio - Class I	Wanger USA
Voya SmallCap Opportunities Portfolio - Class S	

The names of certain Divisions were changed during 2020. The following is a summary of current and former names for those Divisions:

Current Name	**Former Name**
Voya Variable Portfolios, Inc.:	**Voya Variable Portfolios, Inc.:**
Voya Global High Dividend Low Volatility Portfolio - Class I	Voya Global Equity Portfolio - Class I
Voya Global High Dividend Low Volatility Portfolio - Class S	Voya Global Equity Portfolio - Class S
Federated Hermes Insurance Series:	**Federated Insurance Series:**
Federated Hermes Fund for U.S. Government Securities II - Primary Shares	Federated Fund for U.S. Government Securities II - Primary Shares
Federated Hermes Government Money Fund II - Service Shares	Federated Government Money Fund II - Service Shares
Federated Hermes High Income Bond Fund II - Primary Shares	Federated High Income Bond Fund II - Primary Shares
Federated Hermes Kaufmann Fund II - Primary Shares	Federated Kaufmann Fund II - Primary Shares
Federated Hermes Managed Volatility Fund II - Primary Shares	Federated Managed Volatility Fund II - Primary Shares

During 2020, the following Division was closed to contract owners:

Voya Variable Portfolios, Inc.:

Voya Euro STOXX 50® Index Portfolio - Class I

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of VRIAC, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of VRIAC, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes. Uncertain tax positions are assessed at the parent level on a consolidated basis, including taxes of the operations of the Separate Account.

Contract Owner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the industry standard mortality tables. The assumed investment return is elected by the annuitant and may vary from 0.0% to 2.0%. The mortality risk is fully borne by the Company. To the extent that benefits to be paid to the contract owners exceed their account values, VRIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to VRIAC. Prior to the annuitization date, the Contracts are redeemable for the net cash surrender value of the Contracts.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Changes from Principal Transactions

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) VRIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by VRIAC).

Subsequent Events

The Account has evaluated all events through the date the financial statements were issued to determine whether any event required either recognition or disclosure in the financial statements. The Account is not aware of any subsequent events that would have a material effect on the financial statements of the Account except as follows:

On January 4, 2021, Voya Financial, Inc. ("Voya Financial") consummated a series of transactions pursuant to a Master Transaction Agreement (the "Resolution MTA") entered into on December 18, 2019 with Resolution Life U.S. Holdings Inc., a Delaware corporation ("Resolution Life US"), pursuant to which Resolution Life US acquired all of the shares of the capital stock of several subsidiaries of Voya Financial including Security Life of Denver Company ("SLD").

Concurrently with the sale, SLD entered into reinsurance agreements with Reliastar Life Insurance Company ("RLI"), ReliaStar Life Insurance Company of New York ("RLNY"), and Voya Retirement Insurance and Annuity Company ("VRIAC"), each of which is a direct or indirect wholly owned subsidiary of Voya Financial. Pursuant to these agreements, RLI and VRIAC reinsured to SLD a 100% quota share, and RLNY reinsured to SLD a 75% quota share, of their respective individual life insurance and annuities businesses. RLI, RLNY, and VRIAC remain subsidiaries of Voya Financial and remain liable to the underlying policyholders, even if SLD defaults on its obligations with respect to the ceded business.

3. **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the transfer agents or fund companies and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2020 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2020. The Account had no liabilities as of December 31, 2020.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a. Quoted prices for similar assets or liabilities in active markets;
  b. Quoted prices for identical or similar assets or liabilities in non-active markets;
  c. Inputs other than quoted market prices that are observable; and
  d. Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4. Charges and Fees

Under the terms of the Contracts, certain charges and fees are incurred by the Contracts to cover VRIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

Mortality and Expense Risk Charges

VRIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.50% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

Asset Based Administrative Charges

A charge to cover administrative expenses of the Account is deducted at annual rates of up to 0.25% of the assets attributable to the Contracts. These charges are assessed through a reduction in unit values.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $80 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract. These charges are assessed through the redemption of units.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract. These charges are assessed through the redemption of units.

Other Contract Charges

Certain Contracts contain optional riders that are available for an additional charge, such as minimum guaranteed withdraw benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts. These charges are assessed through the redemption of units.

Under the Fixed/Variable Premium Immediate Annuity contract, an additional annual charge of 1.00% of the average daily net asset value is deducted daily from the accumulation values for contract owners who select the Guaranteed Minimum Income feature. For Deferred Variable Annuity contracts an annual charge of up to 0.50% of the average daily net asset value is deducted daily from the accumulation values for contract owners who select the Premium Bonus Option feature. These charges are assessed through a reduction in unit values.

Fees Waived by VRIAC

Certain charges and fees for various types of Contracts may be waived by VRIAC. VRIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5. **Related Party Transactions**

Management fees were paid to VIL, an affiliate of the Company, in its capacity as investment adviser to the Voya Balanced Portfolio, Inc., Voya Government Money Market Portfolio, Voya Intermediate Bond Portfolio, Voya Investors Trust, Voya Money Market Portfolio, Voya Partners, Inc., Voya Strategic Allocation Portfolios, Inc., Voya Variable Funds, Voya Variable Portfolios, Inc., and Voya Variable Products Trust. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.20% to 1.25% of the average net assets of each respective Fund.

6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2020 follow:

	Purchases	Sales
	(Dollars in thousands)	
AIM Variable Insurance Funds:		
Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund - Series I	$ 15	$ 16
Invesco Oppenheimer V.I. Global Fund - Series I	—	—
Invesco Oppenheimer V.I. Main Street Fund - Series I	30	29
Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I	123	155
Invesco V.I. American Franchise Fund - Series I	444	676
Invesco V.I. Core Equity Fund - Series I	353	110
American Funds Insurance Series®:		
Growth Fund - Class 2	733	792
Growth-Income Fund - Class 2	117	190
International Fund - Class 2	24	92
Calvert Variable Series, Inc.:		
Calvert VP SRI Balanced Portfolio	464	363
Federated Hermes Insurance Series:		
Federated Hermes Fund for U.S. Government Securities II - Primary Shares	4	8
Federated Hermes Government Money Fund II - Service Shares	61	83
Federated Hermes High Income Bond Fund II - Primary Shares	116	428
Federated Hermes Kaufmann Fund II - Primary Shares	113	223
Federated Hermes Managed Volatility Fund II - Primary Shares	71	416
Fidelity® Variable Insurance Products II:		
Fidelity® VIP Contrafund® Portfolio - Initial Class	1,906	8,640
Fidelity® VIP Index 500 Portfolio - Initial Class	903	2,147
Fidelity® Variable Insurance Products V:		
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	9	24
Fidelity® Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Initial Class	1,244	1,909
Fidelity® VIP Growth Portfolio - Initial Class	4,873	5,521
Fidelity® VIP High Income Portfolio - Initial Class	8	15
Fidelity® VIP Overseas Portfolio - Initial Class	615	591
Franklin Templeton Variable Insurance Products Trust:		
Franklin Small Cap Value VIP Fund - Class 2	549	541
Janus Aspen Series:		
Janus Henderson Balanced Portfolio - Institutional Shares	—	—
Lord Abbett Series Fund, Inc.:		
Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC	58	169
PIMCO Variable Insurance Trust:		
PIMCO VIT Real Return Portfolio - Administrative Class	910	390
Pioneer Variable Contracts Trust:		
Pioneer High Yield VCT Portfolio - Class I	144	110
Voya Balanced Portfolio, Inc.:		
Voya Balanced Portfolio - Class I	3,906	7,305
Voya Government Money Market Portfolio:		
Voya Government Money Market Portfolio - Class S	51	—

	Purchases	Sales
	(Dollars in thousands)	
Voya Intermediate Bond Portfolio:		
Voya Intermediate Bond Portfolio - Class I	$ 13,055	$ 10,336
Voya Investors Trust:		
Voya Balanced Income Portfolio - Service Class	584	1,047
Voya Global Perspectives® Portfolio - Class A	54	3
Voya Global Perspectives® Portfolio - Class I	133	31
Voya High Yield Portfolio - Institutional Class	1,411	3,237
Voya Large Cap Growth Portfolio - Institutional Class	16,990	18,680
Voya Large Cap Value Portfolio - Institutional Class	1,312	1,617
Voya Large Cap Value Portfolio - Service Class	437	466
Voya Retirement Conservative Portfolio - Adviser Class	590	712
Voya Retirement Growth Portfolio - Adviser Class	281	158
Voya Retirement Moderate Growth Portfolio - Adviser Class	379	1,067
Voya Retirement Moderate Portfolio - Adviser Class	324	1,396
Voya U.S. Stock Index Portfolio - Service Class	68	146
VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class	16	25
VY® BlackRock Inflation Protected Bond Portfolio - Service Class	849	897
VY® Clarion Global Real Estate Portfolio - Institutional Class	416	562
VY® Clarion Global Real Estate Portfolio - Service Class	76	142
VY® Clarion Real Estate Portfolio - Service Class	625	530
VY® Invesco Growth and Income Portfolio - Service Class	228	239
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	270	283
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	2,317	2,542
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	253	293
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	8,370	6,484
VY® T. Rowe Price Equity Income Portfolio - Service Class	533	855
VY® T. Rowe Price International Stock Portfolio - Service Class	395	703
Voya Money Market Portfolio:		
Voya Government Money Market Portfolio - Class I	21,823	20,648
Voya Partners, Inc.:		
Voya Global Bond Portfolio - Initial Class	1,694	2,682
Voya Global Bond Portfolio - Service Class	1	3
Voya International High Dividend Low Volatility Portfolio - Initial Class	1,303	2,001
Voya Solution 2025 Portfolio - Service Class	1,068	1,292
Voya Solution 2035 Portfolio - Service Class	1,814	2,194
Voya Solution 2045 Portfolio - Service Class	1,791	2,208
Voya Solution 2055 Portfolio - Service Class	39	27
Voya Solution Income Portfolio - Service Class	218	568
Voya Solution Moderately Aggressive Portfolio - Service Class	102	111
VY® American Century Small-Mid Cap Value Portfolio - Service Class	455	806
VY® Baron Growth Portfolio - Service Class	585	1,044
VY® Columbia Contrarian Core Portfolio - Service Class	212	220
VY® Columbia Small Cap Value II Portfolio - Service Class	71	78
VY® Invesco Comstock Portfolio - Service Class	65	201
VY® Invesco Equity and Income Portfolio - Initial Class	3,007	8,364
VY® Invesco Oppenheimer Global Portfolio - Initial Class	3,549	9,081
VY® JPMorgan Mid Cap Value Portfolio - Service Class	834	604
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	4,657	6,090
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	2,038	6,151

	Purchases	Sales
	(Dollars in thousands)	
Voya Strategic Allocation Portfolios, Inc.:		
Voya Strategic Allocation Conservative Portfolio - Class I	$ 1,735	$ 1,039
Voya Strategic Allocation Growth Portfolio - Class I	1,013	1,188
Voya Strategic Allocation Moderate Portfolio - Class I	808	897
Voya Variable Funds:		
Voya Growth and Income Portfolio - Class A	169	172
Voya Growth and Income Portfolio - Class I	27,942	32,218
Voya Variable Portfolios, Inc.:		
Voya Emerging Markets Index Portfolio - Class I	198	234
Voya Euro STOXX 50® Index Portfolio - Class I	33	42
Voya Global High Dividend Low Volatility Portfolio - Class I	90	450
Voya Global High Dividend Low Volatility Portfolio - Class S	22	197
Voya Index Plus LargeCap Portfolio - Class I	9,022	9,815
Voya Index Plus MidCap Portfolio - Class I	267	834
Voya Index Plus SmallCap Portfolio - Class I	299	733
Voya International Index Portfolio - Class I	883	1,995
Voya International Index Portfolio - Class S	2	1
Voya Russell™ Large Cap Growth Index Portfolio - Class I	6,470	9,488
Voya Russell™ Large Cap Index Portfolio - Class I	4,066	3,378
Voya Russell™ Large Cap Value Index Portfolio - Class I	2,125	5,628
Voya Russell™ Large Cap Value Index Portfolio - Class S	36	130
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	859	644
Voya Russell™ Mid Cap Index Portfolio - Class I	554	737
Voya Russell™ Small Cap Index Portfolio - Class I	589	910
Voya Small Company Portfolio - Class I	744	2,110
Voya U.S. Bond Index Portfolio - Class I	1,971	1,137
Voya Variable Products Trust:		
Voya MidCap Opportunities Portfolio - Class I	1,273	3,070
Voya MidCap Opportunities Portfolio - Class S	726	562
Voya SmallCap Opportunities Portfolio - Class I	289	968
Voya SmallCap Opportunities Portfolio - Class S	481	653
Wanger Advisors Trust:		
Wanger International	267	453
Wanger Select	580	944
Wanger USA	1,026	921

7. Changes in Units

The changes in units outstanding were as follows:

| | Year ended December 31 | | | | | |
| | 2020 | | | 2019 | | |
	Units Issued	Units Redeemed	Net Increase/ (Decrease)	Units Issued	Units Redeemed	Net Increase/ (Decrease)
AIM Variable Insurance Funds:						
Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund - Series I	37,482	37,860	(378)	47,394	47,865	(471)
Invesco Oppenheimer V.I. Global Fund - Series I	—	—	—	—	—	—
Invesco Oppenheimer V.I. Main Street Fund - Series I	85,274	86,179	(905)	104,096	105,176	(1,080)
Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I	4,414	6,058	(1,644)	730	7,666	(6,936)
Invesco V.I. American Franchise Fund - Series I	22,296	24,876	(2,580)	30,778	31,921	(1,143)
Invesco V.I. Core Equity Fund - Series I	82,103	85,322	(3,219)	66,325	70,027	(3,702)
American Funds Insurance Series®:						
Growth Fund - Class 2	33,460	38,061	(4,601)	18,075	20,210	(2,135)
Growth-Income Fund - Class 2	2,690	5,599	(2,909)	2,235	1,192	1,043
International Fund - Class 2	1,110	5,056	(3,946)	4,008	232	3,776
Calvert Variable Series, Inc.::						
Calvert VP SRI Balanced Portfolio	12,251	13,203	(952)	11,722	9,092	2,630
Federated Hermes Insurance Series:						
Federated Hermes Fund for U.S. Government Securities II - Primary Shares	4	276	(272)	6	990	(984)
Federated Hermes Government Money Fund II - Service Shares	7,589	9,101	(1,512)	7,860	9,756	(1,896)
Federated Hermes High Income Bond Fund II - Primary Shares	9,422	21,912	(12,490)	10,983	15,929	(4,946)
Federated Hermes Kaufmann Fund II - Primary Shares	5	5,715	(5,710)	17	3,052	(3,035)
Federated Hermes Managed Volatility Fund II - Primary Shares	13,501	25,607	(12,106)	14,892	22,803	(7,911)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	55,162	208,000	(152,838)	44,483	136,415	(91,932)
Fidelity® VIP Index 500 Portfolio - Initial Class	8,422	31,183	(22,761)	12,547	63,283	(50,736)
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	—	730	(730)	—	234	(234)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	23,055	71,249	(48,194)	16,321	29,179	(12,858)
Fidelity® VIP Growth Portfolio - Initial Class	77,360	114,800	(37,440)	62,859	63,772	(913)
Fidelity® VIP High Income Portfolio - Initial Class	61,676	62,299	(623)	73,441	74,180	(739)
Fidelity® VIP Overseas Portfolio - Initial Class	40,659	33,251	7,408	14,816	24,982	(10,166)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value VIP Fund - Class 2	15,913	22,461	(6,548)	7,052	11,431	(4,379)

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Year ended December 31 | | | | | |
| | 2020 | | | 2019 | | |
	Units Issued	Units Redeemed	Net Increase/ (Decrease)	Units Issued	Units Redeemed	Net Increase/ (Decrease)
Janus Aspen Series:						
Janus Henderson Balanced Portfolio - Institutional Shares	—	—	—	—	—	—
Lord Abbett Series Fund, Inc.::						
Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC	2,943	8,696	(5,753)	2,004	5,848	(3,844)
PIMCO Variable Insurance Trust:						
PIMCO VIT Real Return Portfolio - Administrative Class	55,522	26,817	28,705	18,806	21,767	(2,961)
Pioneer Variable Contracts Trust:						
Pioneer High Yield VCT Portfolio - Class I	5,986	5,979	7	4,798	11,278	(6,480)
Voya Balanced Portfolio, Inc.::						
Voya Balanced Portfolio - Class I	5,194,268	5,327,966	(133,698)	5,282,382	5,477,874	(195,492)
Voya Government Money Market Portfolio:						
Voya Government Money Market Portfolio - Class S	5,465	37	5,428	—	—	—
Voya Intermediate Bond Portfolio:						
Voya Intermediate Bond Portfolio - Class I	4,668,650	4,700,588	(31,938)	4,281,155	4,448,523	(167,368)
Voya Investors Trust:						
Voya Balanced Income Portfolio - Service Class	6,754	56,756	(50,002)	38,704	41,748	(3,044)
Voya Global Perspectives® Portfolio - Class A	3,248	71	3,177	3,699	1,200	2,499
Voya Global Perspectives® Portfolio - Class I	7,587	2,183	5,404	2,511	747	1,764
Voya High Yield Portfolio - Institutional Class	1,046,773	1,281,651	(234,878)	2,322,442	898,827	1,423,615
Voya Large Cap Growth Portfolio - Institutional Class	2,469,397	2,815,430	(346,033)	2,839,977	3,304,870	(464,893)
Voya Large Cap Value Portfolio - Institutional Class	58,674	110,436	(51,762)	10,303	48,471	(38,168)
Voya Large Cap Value Portfolio - Service Class	11,921	22,914	(10,993)	1,596	11,147	(9,551)
Voya Retirement Conservative Portfolio - Adviser Class	33,035	48,170	(15,135)	88,310	23,119	65,191
Voya Retirement Growth Portfolio - Adviser Class	7,915	7,728	187	945	44,433	(43,488)
Voya Retirement Moderate Growth Portfolio - Adviser Class	4,265	57,549	(53,284)	2,936	57,561	(54,625)
Voya Retirement Moderate Portfolio - Adviser Class	10,610	82,768	(72,158)	17,222	41,042	(23,820)
Voya U.S. Stock Index Portfolio - Service Class	3,227	15,020	(11,793)	69,809	344	69,465
VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class	1,044	1,968	(924)	1,151	413	738
VY® BlackRock Inflation Protected Bond Portfolio - Service Class	76,703	80,254	(3,551)	41,740	27,724	14,016
VY® Clarion Global Real Estate Portfolio - Institutional Class	15,728	38,130	(22,402)	11,367	8,710	2,657
VY® Clarion Global Real Estate Portfolio - Service Class	840	9,361	(8,521)	639	2,924	(2,285)
VY® Clarion Real Estate Portfolio - Service Class	16,192	30,133	(13,941)	13,898	13,556	342
VY® Invesco Growth and Income Portfolio - Service Class	7,544	12,391	(4,847)	5,773	14,058	(8,285)

	Year ended December 31					
	2020			**2019**		
	Units Issued	Units Redeemed	Net Increase/(Decrease)	Units Issued	Units Redeemed	Net Increase/(Decrease)
Voya Investors Trust (continued):						
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	5,391	11,007	(5,616)	5,845	8,986	(3,141)
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	94,772	148,500	(53,728)	51,361	71,065	(19,704)
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	10,405	10,907	(502)	8,960	12,293	(3,333)
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	180,233	251,906	(71,673)	221,359	205,539	15,820
VY® T. Rowe Price Equity Income Portfolio - Service Class	21,342	34,815	(13,473)	19,509	120,836	(101,327)
VY® T. Rowe Price International Stock Portfolio - Service Class	18,932	44,364	(25,432)	28,806	36,315	(7,509)
Voya Money Market Portfolio:						
Voya Government Money Market Portfolio - Class I	9,095,066	9,008,076	86,990	9,150,327	9,282,238	(131,911)
Voya Partners, Inc.::						
Voya Global Bond Portfolio - Initial Class	890,180	972,519	(82,339)	874,550	999,320	(124,770)
Voya Global Bond Portfolio - Service Class	10,623	10,730	(107)	11,913	12,000	(87)
Voya International High Dividend Low Volatility Portfolio - Initial Class	636,147	807,016	(170,869)	693,403	795,100	(101,697)
Voya Solution 2025 Portfolio - Service Class	39,698	72,459	(32,761)	34,869	24,174	10,695
Voya Solution 2035 Portfolio - Service Class	52,688	111,183	(58,495)	73,845	46,593	27,252
Voya Solution 2045 Portfolio - Service Class	70,490	117,319	(46,829)	80,528	19,292	61,236
Voya Solution 2055 Portfolio - Service Class	2,132	1,421	711	1,171	—	1,171
Voya Solution Income Portfolio - Service Class	11,976	36,950	(24,974)	16,713	32,470	(15,757)
Voya Solution Moderately Aggressive Portfolio - Service Class	6,426	9,381	(2,955)	1,723	150	1,573
VY® American Century Small-Mid Cap Value Portfolio - Service Class	14,912	28,758	(13,846)	12,116	19,057	(6,941)
VY® Baron Growth Portfolio - Service Class	16,859	27,510	(10,651)	22,999	107,697	(84,698)
VY® Columbia Contrarian Core Portfolio - Service Class	6,756	7,821	(1,065)	4,371	50,374	(46,003)
VY® Columbia Small Cap Value II Portfolio - Service Class	2,886	4,170	(1,284)	703	1,896	(1,193)
VY® Invesco Comstock Portfolio - Service Class	1,908	8,637	(6,729)	2,701	5,896	(3,195)
VY® Invesco Equity and Income Portfolio - Initial Class	13,578	354,667	(341,089)	61,777	357,034	(295,257)
VY® Invesco Oppenheimer Global Portfolio - Initial Class	2,644,771	2,924,956	(280,185)	1,106,935	1,391,467	(284,532)
VY® JPMorgan Mid Cap Value Portfolio - Service Class	18,682	21,839	(3,157)	8,396	15,362	(6,966)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	41,751	154,962	(113,211)	51,740	183,993	(132,253)
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	1,113,010	1,189,899	(76,889)	6,941,676	7,271,910	(330,234)
Voya Strategic Allocation Portfolios, Inc.::						
Voya Strategic Allocation Conservative Portfolio - Class I	1,528,470	1,513,639	14,831	713,523	719,191	(5,668)
Voya Strategic Allocation Growth Portfolio - Class I	368,399	402,129	(33,730)	445,592	455,551	(9,959)
Voya Strategic Allocation Moderate Portfolio - Class I	521,336	538,687	(17,351)	662,753	685,629	(22,876)
Voya Growth and Income Portfolio - Class A	603,320	609,604	(6,284)	696,072	703,049	(6,977)

Year ended December 31

	2020			2019		
	Units Issued	Units Redeemed	Net Increase/ (Decrease)	Units Issued	Units Redeemed	Net Increase/ (Decrease)
Voya Variable Funds:						
Voya Growth and Income Portfolio - Class I	5,437,995	5,998,657	(560,662)	7,946,837	8,483,220	(536,383)
Voya Variable Portfolios, Inc.::						
Voya Emerging Markets Index Portfolio - Class I	16,131	20,228	(4,097)	18,892	52,753	(33,861)
Voya Euro STOXX 50® Index Portfolio - Class I	574	4,403	(3,829)	94	308	(214)
Voya Global High Dividend Low Volatility Portfolio - Class I	8,468	40,563	(32,095)	6,680	36,791	(30,111)
Voya Global High Dividend Low Volatility Portfolio - Class S	130	17,642	(17,512)	21,717	9,910	11,807
Voya Index Plus LargeCap Portfolio - Class I	4,630,530	4,840,594	(210,064)	5,860,200	6,101,400	(241,200)
Voya Index Plus MidCap Portfolio - Class I	10,566	34,336	(23,770)	12,580	24,577	(11,997)
Voya Index Plus SmallCap Portfolio - Class I	11,508	30,920	(19,412)	7,190	19,327	(12,137)
Voya International Index Portfolio - Class I	622,603	701,149	(78,546)	754,799	819,826	(65,027)
Voya International Index Portfolio - Class S	—	1	(1)	—	71	(71)
Voya Russell™ Large Cap Growth Index Portfolio - Class I	1,636,413	1,754,471	(118,058)	6,175,043	5,741,248	433,795
Voya Russell™ Large Cap Index Portfolio - Class I	1,044,790	1,044,291	499	940,852	952,315	(11,463)
Voya Russell™ Large Cap Value Index Portfolio - Class I	62,487	284,279	(221,792)	89,717	286,847	(197,130)
Voya Russell™ Large Cap Value Index Portfolio - Class S	—	4,165	(4,165)	—	4,868	(4,868)
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	32,035	55,416	(23,381)	169,389	2,684	166,705
Voya Russell™ Mid Cap Index Portfolio - Class I	12,163	27,331	(15,168)	10,714	6,557	4,157
Voya Russell™ Small Cap Index Portfolio - Class I	19,115	54,345	(35,230)	263,462	7,920	255,542
Voya Small Company Portfolio - Class I	589,800	625,446	(35,646)	584,988	659,597	(74,609)
Voya U.S. Bond Index Portfolio - Class I	139,887	88,530	51,357	22,809	24,985	(2,176)
Voya Variable Products Trust:						
Voya MidCap Opportunities Portfolio - Class I	2,353,195	2,461,207	(108,012)	1,301,942	1,406,843	(104,901)
Voya MidCap Opportunities Portfolio - Class S	20,492	19,747	745	1,339	24,430	(23,091)
Voya SmallCap Opportunities Portfolio - Class I	14,016	42,648	(28,632)	14,491	24,095	(9,604)
Voya SmallCap Opportunities Portfolio - Class S	27,430	35,943	(8,513)	16,495	34,977	(18,482)
Wanger Advisors Trust:						
Wanger International	14,620	30,808	(16,188)	16,490	32,739	(16,249)
Wanger Select	15,063	34,627	(19,564)	5,100	24,957	(19,857)
Wanger USA	26,016	31,484	(5,468)	19,673	16,887	2,786

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

8. Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2020, 2019, 2018, 2017, and 2016, follows:

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund - Series I													
2020		4	$35.02	to	$46.27	$176	—	0.80%	to	1.25%	38.91%	to	39.58%
2019		5	$25.21	to	$33.15	$137	—	0.80%	to	1.25%	37.61%	to	38.24%
2018		5	$18.32	to	$23.98	$109	—	0.80%	to	1.25%	-7.24%	to	-6.84%
2017		8	$19.75	to	$25.74	$179	—	0.80%	to	1.25%	27.17%	to	27.74%
2016		7	$15.53	to	$20.15	$115	—	0.80%	to	1.25%	1.04%	to	1.51%
Invesco Oppenheimer V.I. Global Fund - Series I													
2020		—		$31.62		$9	—		1.00%			26.38%	
2019		—		$25.02		$7	0.92%		1.00%			30.45%	
2018		—		$19.18		$5	—		1.00%			-14.03%	
2017		—		$22.31		$6	0.94%		1.00%			35.29%	
2016		—		$16.49		$5	1.00%		1.00%			-0.90%	
Invesco Oppenheimer V.I. Main Street Fund - Series I													
2020		9	$27.55	to	$34.23	$270	1.50%	0.80%	to	1.25%	12.49%	to	13.04%
2019		10	$24.49	to	$30.28	$264	1.09%	0.80%	to	1.25%	30.47%	to	31.03%
2018		11	$18.77	to	$23.11	$224	1.12%	0.80%	to	1.25%	-9.06%	to	-8.62%
2017		14	$20.64	to	$25.29	$313	1.27%	0.80%	to	1.25%	15.44%	to	15.96%
2016		16	$17.88	to	$21.81	$302	1.11%	0.80%	to	1.25%	10.23%	to	10.71%
Invesco Oppenheimer V.I. Main Street Small Cap Fund - Series I													
2020		14	$33.54	to	$39.49	$495	0.61%	0.10%	to	1.25%	18.46%	to	19.82%
2019		16	$28.16	to	$33.17	$483	0.22%	0.10%	to	1.25%	24.88%	to	26.33%
2018		23	$22.42	to	$26.43	$552	0.39%	0.10%	to	1.25%	-11.45%	to	-10.41%
2017		35	$25.18	to	$29.69	$993	0.89%	0.10%	to	1.25%	12.74%	to	14.05%
2016		40	$22.21	to	$26.21	$996	0.43%	0.10%	to	1.25%	16.60%	to	17.92%

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco V.I. American Franchise Fund - Series I												
2020	9	$34.55	to	$140.43	$964	0.11%	0.10%	to	1.25%	40.56%	to	42.21%
2019	12	$24.58	to	$98.75	$913	—	0.10%	to	1.25%	35.04%	to	36.62%
2018	13	$18.20	to	$72.28	$738	—	0.10%	to	1.25%	-4.82%	to	-3.72%
2017	11	$19.12	to	$75.07	$647	0.14%	0.10%	to	1.25%	25.71%	to	27.22%
2016	18	$15.21	to	$59.01	$886	—	0.10%	to	1.50%	1.00%	to	2.16%
Invesco V.I. Core Equity Fund - Series I												
2020	59	$20.91	to	$29.39	$1,465	1.27%	0.10%	to	1.50%	12.12%	to	13.74%
2019	62	$18.65	to	$26.14	$1,369	1.00%	0.10%	to	1.50%	27.04%	to	28.78%
2018	66	$14.68	to	$20.53	$1,138	0.92%	0.10%	to	1.50%	-10.71%	to	-9.48%
2017	77	$16.44	to	$27.62	$1,461	0.99%	0.10%	to	1.50%	11.46%	to	13.07%
2016	89	$14.75	to	$24.63	$1,489	0.77%	0.10%	to	1.50%	8.62%	to	10.16%
Growth Fund - Class 2												
2020	56	$30.10	to	$32.49	$1,801	0.26%	0.10%	to	1.25%	50.20%	to	51.89%
2019	61	$20.04	to	$21.39	$1,287	0.76%	0.10%	to	1.25%	29.12%	to	30.67%
2018	63	$15.52	to	$16.37	$1,022	0.58%	0.10%	to	1.25%	-1.46%	to	-0.37%
2017	44	$15.75	to	$16.43	$713	0.69%	0.10%	to	1.25%	26.71%	to	28.16%
2016	8	$12.43	to	$12.82	$100	0.56%	0.10%	to	1.25%	8.09%	to	9.39%
Growth-Income Fund - Class 2												
2020	11	$45.51			$480	1.18%	0.10%			13.43%		
2019	13	$40.12			$540	1.77%	0.10%			26.01%		
2018	12	$31.84			$395	0.02%	0.10%			-1.88%		
2017	9	$32.45			$295	0.02%	0.10%			22.27%		
2016	3	$26.54			$88	0.01%	0.10%			11.42%		
International Fund - Class 2												
2020	8	$26.77			$225	0.39%	0.10%			13.87%		
2019	12	$23.51			$290	1.73%	0.10%			22.77%		
2018	9	$19.15			$164	1.63%	0.10%			-13.23%		
2017	9	$22.07			$203	1.56%	0.10%			32.00%		
2016	3	$16.72			$54	1.79%	0.10%			3.47%		

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Calvert VP SRI Balanced Portfolio												
2020	73	$24.09	to	$56.58	$2,773	1.46%	0.10%	to	1.50%	3.45%	to	14.40%
2019	74	$21.11	to	$49.46	$2,426	1.59%	0.75%	to	1.50%	6.63%	to	23.46%
2018	72	$17.14	to	$40.06	$1,950	1.96%	0.75%	to	1.40%	-4.01%	to	-3.38%
2017	59	$17.79	to	$41.46	$1,519	1.98%	0.10%	to	1.40%	10.44%	to	11.88%
2016	70	$15.68	to	$37.30	$1,605	2.26%	0.10%	to	1.50%	6.24%	to	7.80%
Federated Hermes Fund for U.S. Government Securities II - Primary Shares												
2020	6	$21.40			$130	2.30%	1.40%			3.73%		
2019	6	$20.63			$131	2.56%	1.40%			4.40%		
2018	7	$19.76			$145	2.66%	1.40%			-0.95%		
2017	8	$19.95			$156	2.28%	1.40%			0.50%		
2016	9	$19.85			$188	3.51%	1.40%			0.20%		
Federated Hermes Government Money Fund II - Service Shares												
2020	30	$9.03	to	$11.99	$356	0.27%	1.25%	to	1.40%	-1.15%	to	-1.10%
2019	31	$9.13	to	$12.13	$378	1.63%	1.25%	to	1.40%	0.25%	to	0.44%
2018	33	$9.09	to	$12.10	$400	1.13%	1.25%	to	1.40%			-0.25
2017	40	$9.09	to	$12.13	$484	0.31%	1.25%	to	1.40%	-1.06%	to	-0.98%
2016	44	$9.18	to	$12.26	$537	—	1.25%	to	1.40%	-1.37%	to	-1.29%
Federated Hermes High Income Bond Fund II - Primary Shares												
2020	45	$12.78	to	$41.55	$1,213	5.24%	0.10%	to	1.40%	4.11%	to	5.50%
2019	57	$12.26	to	$39.85	$1,533	6.35%	0.10%	to	1.40%	3.50%	to	14.44%
2018	62	$10.84	to	$35.23	$1,488	7.77%	0.10%	to	1.40%	-4.63%	to	-3.38%
2017	71	$11.25	to	$36.89	$1,806	6.73%	0.10%	to	1.50%	5.44%	to	6.77%
2016	65	$10.74	to	$34.93	$1,822	7.69%	0.10%	to	1.40%	13.22%	to	14.02%
Federated Hermes Kaufmann Fund II - Primary Shares												
2020	32	$41.99			$1,329	—	1.40%			27.01%		
2019	37	$33.06			$1,235	—	1.40%			31.92%		
2018	40	$25.06			$1,012	—	1.40%			2.37%		
2017	46	$24.48			$1,118	—	1.40%			26.58%		
2016	58	$19.34			$1,119	—	1.40%			2.22%		

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)	Total Return[D] (lowest to highest)
Federated Hermes Managed Volatility Fund II - Primary Shares							
2020		76	$31.73 to $32.97	$2,408	2.38%	1.25% to 1.40%	-0.47% to -0.33%
2019		88	$31.88 to $33.08	$2,806	2.11%	1.25% to 1.40%	18.56% to 18.74%
2018		96	$26.89 to $27.86	$2,580	1.98%	1.25% to 1.40%	-9.80% to -9.63%
2017		53	$29.81 to $30.83	$1,566	4.04%	1.25% to 1.40%	16.49% to 16.65%
2016		71	$25.59 to $26.43	$1,816	4.80%	1.25% to 1.40%	6.18% to 6.32%
Fidelity® VIP Contrafund® Portfolio - Initial Class							
2020		658	$35.83 to $116.05	$36,919	0.23%	0.10% to 1.50%	28.62% to 30.45%
2019		811	$27.63 to $89.55	$34,638	0.47%	0.10% to 1.50%	29.62% to 31.46%
2018		903	$21.15 to $68.57	$30,036	0.73%	0.10% to 1.50%	-7.78% to -6.49%
2017		986	$22.75 to $73.79	$36,495	1.00%	0.10% to 1.50%	20.07% to 21.73%
2016		1,041	$18.80 to $61.00	$32,434	0.72%	0.10% to 1.50%	6.41% to 7.93%
Fidelity® VIP Index 500 Portfolio - Initial Class							
2020		267	$64.96 to $75.44	$19,729	1.60%	1.25% to 1.40%	16.60% to 16.77%
2019		290	$55.63 to $64.70	$18,361	1.93%	1.25% to 1.40%	29.50% to 29.70%
2018		340	$42.89 to $49.96	$16,670	1.90%	1.25% to 1.40%	-5.84% to -5.69%
2017		384	$45.48 to $53.06	$20,011	1.77%	1.25% to 1.40%	20.02% to 20.19%
2016		425	$37.84 to $44.21	$18,448	1.37%	1.25% to 1.40%	10.30% to 10.48%
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class							
2020		15	$27.14	$411	2.22%	1.40%	7.87%
2019		16	$25.16	$399	2.75%	1.40%	8.12%
2018		16	$23.27	$375	2.29%	1.40%	-1.94%
2017		17	$23.73	$410	2.33%	1.40%	2.77%
2016		19	$23.09	$446	2.27%	1.40%	3.26%
Fidelity® VIP Equity-Income Portfolio - Initial Class							
2020		246	$24.96 to $57.90	$9,081	1.59%	0.10% to 1.50%	5.10% to 6.59%
2019		294	$23.56 to $54.67	$9,846	2.05%	0.10% to 1.50%	25.52% to 27.31%
2018		307	$18.62 to $43.22	$8,248	2.30%	0.10% to 1.50%	-9.65% to -8.41%
2017		317	$20.44 to $47.49	$9,804	1.69%	0.10% to 1.50%	11.20% to 12.81%
2016		360	$18.23 to $42.38	$10,017	2.06%	0.10% to 1.50%	16.25% to 17.92%

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Fidelity® VIP Growth Portfolio - Initial Class													
2020		420	$45.16	to	$94.53	$24,789	0.07%	0.10%	to	1.50%	41.77%	to	43.77%
2019		457	$31.60	to	$66.19	$19,424	0.27%	0.10%	to	1.50%	32.30%	to	34.15%
2018		458	$23.69	to	$49.65	$14,516	0.27%	0.10%	to	1.50%	-1.66%	to	-0.28%
2017		433	$23.90	to	$50.11	$14,072	0.22%	0.10%	to	1.50%	33.15%	to	35.05%
2016		432	$17.81	to	$37.36	$10,441	0.04%	0.10%	to	1.50%	-0.71%	to	0.70%
Fidelity® VIP High Income Portfolio - Initial Class													
2020		6	$19.23	to	$23.46	$130	4.43%	0.80%	to	1.25%	1.42%	to	1.91%
2019		7	$18.96	to	$23.02	$141	5.16%	0.80%	to	1.25%	13.67%	to	14.19%
2018		8	$16.68	to	$20.16	$137	5.42%	0.80%	to	1.25%	-4.47%	to	-4.05%
2017		9	$17.46	to	$21.01	$158	5.24%	0.80%	to	1.25%	5.56%	to	6.06%
2016		9	$16.54	to	$19.81	$165	5.17%	0.80%	to	1.25%	13.21%	to	13.72%
Fidelity® VIP Overseas Portfolio - Initial Class													
2020		170	$16.78	to	$35.93	$3,762	0.40%	0.10%	to	1.50%	13.86%	to	15.50%
2019		162	$14.62	to	$31.31	$3,284	1.73%	0.10%	to	1.50%	25.89%	to	27.66%
2018		173	$11.52	to	$24.69	$2,774	1.64%	0.10%	to	1.50%	-16.09%	to	-14.91%
2017		175	$13.62	to	$29.20	$3,436	1.57%	0.10%	to	1.50%	28.34%	to	30.19%
2016		162	$10.53	to	$22.58	$2,353	1.29%	0.10%	to	1.50%	-6.47%	to	-5.20%
Franklin Small Cap Value VIP Fund - Class 2													
2020		59	$25.85	to	$44.10	$1,980	1.20%	0.10%	to	1.50%	3.62%	to	5.11%
2019		66	$24.75	to	$42.24	$2,020	1.02%	0.10%	to	1.50%	24.47%	to	26.20%
2018		70	$19.72	to	$33.68	$1,781	0.93%	0.10%	to	1.50%	-14.17%	to	-12.95%
2017		69	$22.80	to	$38.96	$2,097	0.48%	0.10%	to	1.50%	8.99%	to	10.53%
2016		96	$20.75	to	$35.47	$2,745	0.81%	0.10%	to	1.50%	28.26%	to	30.05%
Janus Henderson Balanced Portfolio - Institutional Shares													
2020		—	$29.64			$14	—	1.00%			13.17%		
2019		—	$26.19			$12	1.95%	1.00%			21.36%		
2018		—	$21.58			$10	—	1.00%			-0.32%		
2017		—	$21.65			$10	1.62%	1.00%			17.22%		
2016		—	$18.47			$9	2.19%	1.00%			3.59%		

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Lord Abbett Series Fund Mid Cap Stock Portfolio - Class VC													
2020		48	$21.51	to	$27.23	$1,146	0.91%	0.10%	to	1.25%	1.23%	to	2.42%
2019		54	$21.13	to	$26.77	$1,261	0.93%	0.10%	to	1.25%	21.14%	to	22.51%
2018		58	$17.35	to	$21.99	$1,115	0.63%	0.10%	to	1.50%	-16.31%	to	-15.13%
2017		74	$20.57	to	$26.08	$1,720	0.60%	0.10%	to	1.50%	5.25%	to	6.73%
2016		79	$19.39	to	$24.59	$1,735	0.47%	0.10%	to	1.50%	14.66%	to	16.28%
PIMCO VIT Real Return Portfolio - Administrative Class													
2020		155	$15.07	to	$18.55	$2,603	1.38%	0.10%	to	1.25%	10.28%	to	11.55%
2019		126	$13.59	to	$16.73	$1,879	1.69%	0.10%	to	1.25%	7.13%	to	8.37%
2018		129	$12.62	to	$15.54	$1,798	2.50%	0.10%	to	1.25%	-3.41%	to	-2.32%
2017		147	$12.99	to	$16.01	$2,115	2.41%	0.10%	to	1.25%	2.33%	to	3.52%
2016		168	$12.62	to	$15.56	$2,374	2.29%	0.10%	to	1.25%	3.91%	to	5.12%
Pioneer High Yield VCT Portfolio - Class I													
2020		34	$19.97	to	$23.17	$721	5.18%	0.10%	to	1.50%	0.94%	to	2.37%
2019		34	$19.63	to	$22.78	$708	5.10%	0.10%	to	1.50%	12.74%	to	14.34%
2018		41	$17.27	to	$20.06	$752	4.78%	0.10%	to	1.50%	-4.72%	to	-3.40%
2017		41	$17.99	to	$20.90	$795	4.86%	0.10%	to	1.50%	5.60%	to	7.11%
2016		33	$16.89	to	$19.63	$581	5.13%	0.10%	to	1.50%	12.48%	to	14.12%
Voya Balanced Portfolio - Class I													
2020		1,015	$16.65	to	$72.74	$44,650	2.28%	0.10%	to	2.25%	8.40%	to	16.21%
2019		1,148	$15.36	to	$66.25	$46,097	2.45%	0.10%	to	2.25%	16.45%	to	19.00%
2018		1,344	$13.19	to	$56.14	$45,130	2.25%	0.10%	to	2.25%	-8.91%	to	-6.93%
2017		1,561	$14.48	to	$60.83	$56,439	2.61%	0.10%	to	2.25%	12.16%	to	14.64%
2016		1,712	$12.91	to	$53.52	$54,205	1.78%	0.10%	to	2.25%	5.47%	to	7.68%
Voya Government Money Market Portfolio - Class S													
2020	4/24/2020	5		$9.34		$51	(e)		0.75%			(e)	
2019		(e)		(e)		(e)	(e)		(e)			(e)	
2018		(e)		(e)		(e)	(e)		(e)			(e)	
2017		(e)		(e)		(e)	(e)		(e)			(e)	
2016		(e)		(e)		(e)	(e)		(e)			(e)	

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund / Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)	Total Return[D] (lowest to highest)
Voya Intermediate Bond Portfolio - Class I						
2020	2,826	$11.53 to $131.85	$73,855	3.53%	0.10% to 2.25%	5.42% to 7.74%
2019	2,858	$10.76 to $123.65	$69,710	3.44%	0.10% to 2.25%	7.38% to 9.70%
2018	3,025	$9.86 to $113.81	$68,299	3.58%	0.10% to 2.25%	-2.74% to -0.63%
2017	3,660	$9.97 to $115.70	$83,897	3.37%	0.10% to 2.25%	2.69% to 4.96%
2016	4,164	$14.31 to $111.36	$91,044	2.32%	0.10% to 2.25%	1.98% to 4.20%
Voya Balanced Income Portfolio - Service Class						
2020	212	$15.73 to $19.98	$3,908	3.43%	0.95% to 1.40%	1.55% to 2.04%
2019	262	$15.49 to $19.58	$4,731	4.71%	0.95% to 1.40%	16.73% to 17.32%
2018	265	$13.27 to $16.69	$4,134	5.25%	0.95% to 1.40%	-6.36% to -5.97%
2017	294	$14.17 to $17.75	$4,851	4.49%	0.95% to 1.40%	8.79% to 9.30%
2016	342	$13.02 to $16.24	$5,178	6.48%	0.95% to 1.40%	14.01% to 14.61%
Voya Global Perspectives® Portfolio - Class A						
2020	13	$14.25 to $14.71	$192	2.51%	0.95% to 1.40%	14.18% to 14.74%
2019	10	$12.48 to $12.82	$127	2.69%	0.95% to 1.40%	16.31% to 16.86%
2018	8	$10.73 to $10.97	$83	3.13%	0.95% to 1.40%	-8.84% to -8.43%
2017	15	$11.77 to $11.98	$173	1.90%	0.95% to 1.40%	13.06% to 13.55%
2016	37	$10.41 to $10.55	$385	3.35%	0.95% to 1.40%	4.94% to 5.50%
Voya Global Perspectives® Portfolio - Class I						
2020	37	$14.25 to $15.38	$560	3.29%	0.10% to 1.25%	14.73% to 16.08%
2019	31	$12.42 to $13.25	$414	3.58%	0.10% to 1.25%	16.84% to 18.20%
2018	29	$10.63 to $11.21	$330	3.15%	0.10% to 1.25%	-7.36
2017	30	$11.79 to $12.10	$368	0.98%	0.10% to 0.80%	14.02% to 14.91%
2016	7	$10.21 to $10.53	$76	2.84%	0.10% to 1.25%	6.69
Voya High Yield Portfolio - Institutional Class						
2020	1,189	$10.95 to $11.17	$13,068	5.24%	0.10% to 1.40%	4.58% to 5.88%
2019 5/22/2019	1,424	$10.47 to $10.55	$14,928	(d)	0.10% to 1.40%	(d)
2018	(d)	(d)	(d)	(d)	(d)	(d)
2017	(d)	(d)	(d)	(d)	(d)	(d)
2016	(d)	(d)	(d)	(d)	(d)	(d)

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Large Cap Growth Portfolio - Institutional Class													
2020		2,742	$38.71	to	$61.36	$145,364	0.46%	0.10%	to	1.90%	28.41%	to	30.76%
2019		3,088	$30.02	to	$47.33	$126,506	0.69%	0.10%	to	1.90%	30.25%	to	32.62%
2018		3,553	$22.96	to	$35.99	$111,177	0.66%	0.10%	to	1.90%	-3.37%	to	-1.56%
2017		3,945	$23.66	to	$36.89	$127,168	0.64%	0.10%	to	1.90%	27.27%	to	29.61%
2016		4,413	$18.51	to	$28.70	$110,998	0.55%	0.10%	to	1.90%	1.99%	to	3.85%
Voya Large Cap Value Portfolio - Institutional Class													
2020		287	$18.18	to	$26.73	$6,270	1.99%	0.10%	to	1.50%	4.72%	to	6.16%
2019		339	$17.36	to	$25.18	$6,991	2.11%	0.10%	to	1.50%	23.21%	to	25.02%
2018		377	$14.09	to	$20.14	$6,277	2.01%	0.10%	to	1.50%	-9.16%	to	-7.91%
2017		432	$15.51	to	$21.87	$7,848	2.39%	0.10%	to	1.50%	11.82%	to	13.43%
2016		495	$13.87	to	$19.28	$7,923	2.29%	0.10%	to	1.50%	12.22%	to	13.75%
Voya Large Cap Value Portfolio - Service Class													
2020		92	$21.65	to	$22.65	$2,025	1.81%	0.95%	to	1.40%	4.49%	to	4.96%
2019		103	$20.72	to	$21.58	$2,167	1.90%	0.95%	to	1.40%	23.04%	to	23.60%
2018		112	$16.84	to	$17.46	$1,922	1.83%	0.95%	to	1.40%	-9.32%	to	-8.87%
2017		118	$18.57	to	$19.16	$2,230	2.03%	0.95%	to	1.40%	11.67%	to	12.11%
2016		152	$16.63	to	$17.09	$2,561	2.08%	0.95%	to	1.40%	11.99%	to	12.51%
Voya Retirement Conservative Portfolio - Adviser Class													
2020		249	$14.33	to	$15.05	$3,637	1.95%	0.95%	to	1.45%	8.73%	to	9.30%
2019		264	$13.18	to	$13.77	$3,541	1.66%	0.95%	to	1.45%	11.98%	to	12.50%
2018		199	$11.77	to	$12.24	$2,383	1.83%	0.95%	to	1.45%	-4.15%	to	-3.62%
2017		211	$12.28	to	$12.70	$2,634	1.33%	0.95%	to	1.45%	6.21%	to	6.72%
2016		228	$11.56	to	$11.90	$2,671	1.46%	0.95%	to	1.45%	3.12%	to	3.66%
Voya Retirement Growth Portfolio - Adviser Class													
2020		134	$17.93	to	$20.61	$2,639	2.08%	0.95%	to	1.40%	12.06%	to	25.62%
2019		134	$16.00	to	$18.31	$2,354	1.98%	0.95%	to	1.40%	19.85%	to	20.38%
2018		177	$13.35	to	$15.21	$2,603	1.68%	0.95%	to	1.40%	-8.82%	to	-8.37%
2017		216	$14.63	to	$16.60	$3,476	1.56%	0.95%	to	1.40%	15.02%	to	15.60%
2016		291	$12.72	to	$14.36	$4,078	2.18%	0.95%	to	1.40%	5.82%	to	6.29%

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Retirement Moderate Growth Portfolio - Adviser Class													
2020		176	$17.29	to	$20.16	$3,388	1.90%	0.95%	to	1.45%	11.53%	to	12.06%
2019		229	$15.49	to	$17.99	$3,891	1.87%	0.95%	to	1.45%	18.28%	to	18.90%
2018		284	$13.09	to	$15.13	$4,062	2.02%	0.95%	to	1.45%	-7.67%	to	-7.23%
2017		208	$14.17	to	$16.31	$3,250	1.84%	0.95%	to	1.45%	12.84%	to	13.50%
2016		237	$12.55	to	$14.37	$3,289	2.13%	0.95%	to	1.45%	5.30%	to	5.82%
Voya Retirement Moderate Portfolio - Adviser Class													
2020		140	$15.76	to	$18.43	$2,466	1.70%	0.95%	to	1.40%	10.54%	to	11.09%
2019		212	$14.25	to	$16.59	$3,407	1.86%	0.95%	to	1.40%	15.48%	to	16.01%
2018		236	$12.34	to	$14.30	$3,270	1.92%	0.95%	to	1.40%	-6.42%	to	-5.98%
2017		264	$13.18	to	$15.21	$3,924	1.66%	0.95%	to	1.40%	10.23%	to	10.78%
2016		283	$11.95	to	$13.73	$3,805	1.93%	0.95%	to	1.40%	4.24%	to	4.81%
Voya U.S. Stock Index Portfolio - Service Class													
2020		59	$12.04	to	$37.81	$738	1.47%	0.75%	to	1.40%	16.22%	to	16.99%
2019		71	$10.36	to	$32.32	$758	2.33%	0.75%	to	1.40%	1.87%	to	29.80%
2018		1		$26.36		$31	2.02%		0.75%			-5.54%	
2017		3		$21.91		$68	1.38%		0.75%			20.31%	
2016		4		$19.83		$77	1.67%		0.75%			10.49%	
VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class													
2020		12		$13.65		$165	1.84%		0.75%			10.26%	
2019		13		$12.38		$161	2.44%		0.75%			7.47%	
2018		12		$11.52		$141	2.93%		0.75%			-2.46%	
2017		23		$11.81		$269	1.58		0.75%			1.90%	
2016		24		$11.59		$275	—		0.75%			3.21%	
VY® BlackRock Inflation Protected Bond Portfolio - Service Class													
2020		164	$11.35	to	$11.86	$1,885	1.65%	0.95%	to	1.40%	9.24%	to	9.71%
2019		167	$10.39	to	$10.81	$1,758	2.14%	0.95%	to	1.40%	6.67%	to	7.14%
2018		153	$9.74	to	$10.09	$1,511	2.00%	0.95%	to	1.40%	-3.47%	to	-2.98%
2017		175	$10.09	to	$10.40	$1,785	1.23%	0.95%	to	1.40%	1.00%	to	1.46%
2016		197	$9.99	to	$10.25	$1,983	—	0.95%	to	1.40%	2.25%	to	2.71%

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Clarion Global Real Estate Portfolio - Institutional Class												
2020	85	$15.22	to	$17.64	$1,398	5.08%	0.10%	to	1.25%	-5.99%	to	-4.91%
2019	107	$16.19	to	$18.55	$1,868	2.97%	0.10%	to	1.25%	23.12%	to	24.58%
2018	105	$13.15	to	$14.89	$1,469	5.18%	0.10%	to	1.25%	-9.62%	to	-8.59%
2017	118	$14.55	to	$16.29	$1,816	3.72%	0.10%	to	1.25%	9.40%	to	10.67%
2016	129	$13.30	to	$14.72	$1,795	1.36%	0.10%	to	1.25%	-0.37%	to	0.82%
VY® Clarion Global Real Estate Portfolio - Service Class												
2020	26	$15.59	to	$16.67	$416	5.18%	0.95%	to	1.40%	-6.42%	to	-5.98%
2019	34	$16.66	to	$17.73	$587	2.68%	0.95%	to	1.40%	22.68%	to	23.21%
2018	37	$13.58	to	$14.39	$510	4.92%	0.95%	to	1.40%	-10.07%	to	-9.61%
2017	43	$15.10	to	$15.92	$668	3.32%	0.95%	to	1.40%	8.95%	to	9.42%
2016	50	$13.86	to	$14.55	$714	1.17%	0.95%	to	1.40%	-0.79%	to	-0.34%
VY® Clarion Real Estate Portfolio - Service Class												
2020	122	$19.01	to	$23.32	$2,703	2.19%	0.10%	to	1.25%	-7.72%	to	-6.61%
2019	135	$20.60	to	$24.97	$3,223	2.12%	0.10%	to	1.25%	26.61%	to	28.05%
2018	135	$16.27	to	$19.50	$2,522	2.47%	0.10%	to	1.25%	-8.80%	to	-7.76%
2017	164	$17.84	to	$21.14	$3,308	1.96%	0.10%	to	1.25%	3.84%	to	5.07%
2016	226	$17.18	to	$20.12	$4,327	1.49%	0.10%	to	1.25%	2.94%	to	4.14%
VY® Invesco Growth and Income Portfolio - Service Class												
2020	38	$24.25	to	$27.05	$971	1.76%	0.10%	to	1.25%	1.63%	to	2.78%
2019	43	$23.73	to	$26.49	$1,069	2.45%	0.10%	to	1.25%	23.17%	to	24.63%
2018	52	$19.16	to	$21.40	$1,032	1.37%	0.10%	to	1.25%	-14.65%	to	-13.68%
2017	62	$22.32	to	$24.95	$1,449	2.25%	0.10%	to	1.25%	12.44%	to	13.80%
2016	54	$19.74	to	$22.07	$1,125	1.92%	0.10%	to	1.50%	18.18%	to	19.80%
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class												
2020	67	$32.13	to	$32.88	$2,145	0.51%	1.25%	to	1.40%	31.84%	to	32.05%
2019	72	$24.37	to	$24.90	$1,764	0.14%	1.25%	to	1.40%	30.25%	to	30.50%
2018	75	$18.71	to	$19.08	$1,413	0.90%	1.25%	to	1.40%	-17.76%	to	-17.65%
2017	84	$22.75	to	$23.17	$1,904	0.70%	1.25%	to	1.40%	41.39%	to	41.54%
2016	91	$16.09	to	$16.36	$1,475	1.57%	1.25%	to	1.40%	11.66%	to	11.83%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class												
2020	501	$20.53	to	$41.87	$12,570	0.31%	0.10%	to	1.40%	31.54%	to	33.25%
2019	555	$15.50	to	$31.63	$10,328	0.01%	0.10%	to	1.50%	15.68%	to	31.62%
2018	575	$11.85	to	$24.19	$8,168	0.62%	0.10%	to	1.40%	-17.93%	to	-16.85%
2017	569	$14.34	to	$29.28	$10,098	0.45%	0.10%	to	1.50%	40.90%	to	42.79%
2016	495	$10.10	to	$20.63	$6,373	1.15%	0.10%	to	1.50%	11.24%	to	12.90%
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class												
2020	61	$34.29	to	$41.19	$2,388	—	0.10%	to	1.25%	14.84%	to	16.17%
2019	61	$29.69	to	$35.68	$2,081	0.67%	0.10%	to	1.50%	24.50%	to	26.26%
2018	65	$23.66	to	$28.44	$1,741	0.37%	0.10%	to	1.50%	-11.64%	to	-10.59%
2017	52	$26.63	to	$32.03	$1,540	0.43%	0.10%	to	1.25%	14.12%	to	15.40%
2016	44	$23.20	to	$27.93	$1,130	0.46%	0.10%	to	1.25%	20.05%	to	21.49%
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class												
2020	1,621	$25.64	to	$40.25	$54,500	1.24%	0.10%	to	1.50%	16.21%	to	17.85%
2019	1,693	$22.04	to	$34.37	$48,711	1.53%	0.10%	to	1.50%	22.52%	to	24.21%
2018	1,677	$17.91	to	$27.85	$39,274	2.22%	0.10%	to	1.50%	-1.02%	to	0.45%
2017	1,683	$18.08	to	$27.92	$39,208	1.25%	0.10%	to	1.50%	13.40%	to	14.97%
2016	1,626	$15.94	to	$24.44	$33,131	1.39%	0.10%	to	1.50%	6.47%	to	7.90%
VY® T. Rowe Price Equity Income Portfolio - Service Class												
2020	109	$23.91	to	$35.07	$3,022	3.49%	0.10%	to	1.25%	-0.31%	to	0.86%
2019	123	$23.85	to	$35.00	$3,510	2.79%	0.10%	to	1.25%	24.85%	to	26.32%
2018	224	$16.75	to	$27.89	$4,653	2.06%	0.10%	to	1.40%	-10.62%	to	-9.40%
2017	263	$18.74	to	$30.99	$6,132	2.07%	0.10%	to	1.40%	14.62%	to	16.09%
2016	274	$16.35	to	$26.86	$5,532	2.19%	0.10%	to	1.50%	17.01%	to	18.66%
VY® T. Rowe Price International Stock Portfolio - Service Class												
2020	128	$15.94	to	$25.12	$2,431	2.29%	0.10%	to	1.40%	12.89%	to	14.38%
2019	153	$14.12	to	$22.10	$2,629	0.75%	0.10%	to	1.40%	25.85%	to	27.55%
2018	161	$11.22	to	$17.45	$2,173	1.76%	0.10%	to	1.40%	-15.35%	to	-14.26%
2017	169	$13.25	to	$20.47	$2,702	1.17%	0.10%	to	1.40%	26.07%	to	27.77%
2016	164	$10.51	to	$16.13	$2,111	1.39%	0.10%	to	1.40%	0.47%	to	1.82%

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date^A	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio^B	Expense Ratio^C (lowest to highest)			Total Return^D (lowest to highest)		
Voya Government Money Market Portfolio - Class I												
2020	2648	$9.13	to	$15.81	$32,714	0.24%	0.10%	to	1.90%	-1.72%	to	0.19%
2019	2,561	$9.29	to	$15.88	$31,539	1.81%	0.10%	to	1.90%	0.11%	to	1.84%
2018	2,693	$9.28	to	$15.70	$33,178	1.47%	0.10%	to	1.90%	-0.43%	to	1.47%
2017	2,734	$9.32	to	$15.57	$33,570	0.57%	0.10%	to	1.90%	-1.27%	to	0.49%
2016	2,945	$9.44	to	$15.59	$36,520	0.08%	0.10%	to	1.90%	-1.77%	to	0.10%
Voya Global Bond Portfolio - Initial Class												
2020	805	$13.99	to	$17.52	$13,123	2.79%	0.10%	to	2.25%	6.79%	to	9.07%
2019	887	$13.10	to	$16.16	$13,381	2.89%	0.10%	to	2.25%	5.48%	to	7.83%
2018	1,012	$12.42	to	$15.15	$14,329	3.68%	0.10%	to	2.25%	-4.17%	to	-2.13%
2017	1,179	$12.96	to	$15.59	$17,251	2.53%	0.10%	to	2.25%	7.20%	to	9.56%
2016	1,239	$12.09	to	$14.32	$16,720	1.77%	0.10%	to	2.25%	3.96%	to	6.19%
Voya Global Bond Portfolio - Service Class												
2020	1			$15.64	$21	4.76%			1.25%			7.49%
2019	1			$14.55	$21	2.66%			1.25%			6.28%
2018	2			$13.69	$21	4.55%			1.25%			-3.39%
2017	2			$14.17	$23	2.33%			1.25%			7.92%
2016	2			$13.13	$23	0.84%			1.25%			4.70%
Voya International High Dividend Low Volatility Portfolio - Initial Class												
2020	601	$9.92	to	$13.87	$6,795	3.09%	0.10%	to	1.90%	-2.65%	to	-0.79%
2019	771	$10.19	to	$13.98	$8,824	2.16%	0.10%	to	1.90%	14.49%	to	16.60%
2018	873	$8.90	to	$11.99	$8,661	2.09%	0.10%	to	1.90%	-16.51%	to	-15.02%
2017	1,017	$10.66	to	$14.11	$11,995	2.03%	0.10%	to	1.90%	20.05%	to	22.27%
2016	1,084	$8.88	to	$11.54	$10,552	3.23%	0.10%	to	1.90%	-0.11%	to	1.67%
Voya Solution 2025 Portfolio - Service Class												
2020	328	$20.19	to	$22.70	$6,851	2.13%	0.10%	to	1.50%	11.86%	to	13.43%
2019	360	$18.05	to	$20.15	$6,665	2.44%	0.10%	to	1.50%	16.38%	to	17.97%
2018	350	$15.39	to	$17.18	$5,522	2.14%	0.10%	to	1.50%	-7.13%	to	-6.05%
2017	332	$16.44	to	$18.37	$5,600	1.86%	0.35%	to	1.50%	13.61%	to	14.83%
2016	295	$14.36	to	$16.05	$4,353	2.02%	0.35%	to	1.50%	4.26%	to	5.55%

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2035 Portfolio - Service Class													
2020		498	$21.96	to	$24.91	$11,060	1.89%	0.10%	to	1.25%	13.00%	to	14.33%
2019		556	$19.32	to	$21.93	$10,889	2.29%	0.10%	to	1.25%	20.45%	to	21.85%
2018		529	$15.95	to	$18.12	$8,563	1.83%	0.10%	to	1.25%	-9.47%	to	-8.47%
2017		552	$17.53	to	$19.92	$9,953	1.59%	0.10%	to	1.25%	17.92%	to	19.32%
2016		475	$14.78	to	$16.80	$7,192	1.97%	0.10%	to	1.25%	4.97%	to	6.11%
Voya Solution 2045 Portfolio - Service Class													
2020		343	$22.65	to	$26.23	$7,887	1.69%	0.10%	to	1.25%	14.82%	to	16.19%
2019		390	$19.62	to	$22.72	$7,750	2.02%	0.10%	to	1.25%	22.36%	to	23.80%
2018		329	$15.94	to	$18.48	$5,312	1.40%	0.10%	to	1.25%	-11.35%	to	-10.35%
2017		424	$17.89	to	$20.74	$7,803	1.13%	0.10%	to	1.25%	19.74%	to	21.13%
2016		362	$14.86	to	$17.23	$5,515	1.67%	0.10%	to	1.50%	4.85%	to	6.29%
Voya Solution 2055 Portfolio - Service Class													
2020		2		$21.20		$40	—		0.70%			15.22%	
2019	12/16/2019	1		$18.40		$22	(d)		0.70%			(d)	
2018		(d)		(d)		(d)	(d)		(d)			(d)	
2017		(d)		(d)		(d)	(d)		(d)			(d)	
2016		(d)		(d)		(d)	(d)		(d)			(d)	
Voya Solution Income Portfolio - Service Class													
2020		112	$17.37	to	$19.54	$2,099	2.18%	0.10%	to	1.50%	10.29%	to	11.82%
2019		137	$15.75	to	$17.59	$2,300	2.84%	0.10%	to	1.50%	11.39%	to	13.04%
2018		153	$14.14	to	$15.66	$2,294	2.35%	0.10%	to	1.50%	-4.46%	to	-3.16%
2017		164	$14.80	to	$16.28	$2,563	2.23%	0.10%	to	1.50%	7.64%	to	9.24%
2016		194	$13.72	to	$15.00	$2,784	1.13%	0.10%	to	1.50%	2.92%	to	4.32%
Voya Solution Moderately Aggressive Portfolio - Service Class													
2020		17	$14.19	to	$14.54	$248	1.58%	0.95%	to	1.40%	12.35%	to	12.80%
2019		20	$12.63	to	$12.89	$259	2.39%	0.95%	to	1.40%	20.86%	to	21.49%
2018		19	$10.45	to	$10.61	$198	2.03%	0.95%	to	1.40%	-10.38%	to	-10.01%
2017		17	$11.66	to	$11.79	$196	1.34%	0.95%	to	1.40%	16.48%	to	16.96%
2016		16	$10.01	to	$10.08	$161	1.33%	0.95%	to	1.40%	4.71%	to	5.22%

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® American Century Small-Mid Cap Value Portfolio - Service Class													
2020		73	$31.32	to	$49.46	$2,522	1.24%	0.10%	to	1.25%	2.23%	to	3.41%
2019		87	$30.46	to	$48.24	$2,977	1.20%	0.10%	to	1.25%	29.04%	to	30.52%
2018		94	$23.48	to	$37.27	$2,472	1.13%	0.10%	to	1.25%	-15.39%	to	-14.41%
2017		108	$27.60	to	$43.93	$3,358	1.03%	0.10%	to	1.25%	9.74%	to	11.00%
2016		112	$25.01	to	$39.91	$3,148	1.20%	0.10%	to	1.50%	22.22%	to	23.95%
VY® Baron Growth Portfolio - Service Class													
2020		104	$44.98	to	$75.63	$5,428	—	0.10%	to	1.50%	31.27%	to	33.11%
2019		114	$33.99	to	$57.30	$4,474	—	0.10%	to	1.50%	36.46%	to	38.37%
2018		199	$18.15	to	$41.76	$5,038	—	0.10%	to	1.50%	-3.36%	to	-2.00%
2017		191	$18.76	to	$42.97	$4,927	0.81%	0.10%	to	1.50%	26.29%	to	28.10%
2016		185	$14.84	to	$33.84	$3,799	—	0.10%	to	1.50%	3.77%	to	5.24%
VY® Columbia Contrarian Core Portfolio - Service Class													
2020		29	$31.16	to	$36.74	$961	—	0.10%	to	1.50%	19.66%	to	21.36%
2019		30	$26.01	to	$30.48	$833	2.22%	0.10%	to	1.50%	31.05%	to	32.89%
2018		76	$17.34	to	$23.08	$1,498	0.95%	0.10%	to	1.50%	-10.33%	to	-9.06%
2017		85	$19.33	to	$25.55	$1,867	0.87%	0.10%	to	1.50%	19.78%	to	21.44%
2016		88	$16.12	to	$21.17	$1,564	3.37%	0.10%	to	1.50%	6.75%	to	8.29%
VY® Columbia Small Cap Value II Portfolio - Service Class													
2020		18	$20.48	to	$26.11	$403	0.50%	0.10%	to	1.40%	8.02%	to	9.43%
2019		19	$18.96	to	$23.86	$401	0.34%	0.10%	to	1.40%	18.50%	to	20.08%
2018		20	$16.00	to	$19.87	$357	0.22%	0.10%	to	1.40%	-18.91%	to	-17.82%
2017		25	$19.73	to	$24.18	$533	0.31%	0.10%	to	1.40%	9.37%	to	10.82%
2016		30	$17.87	to	$21.82	$573	0.19%	0.10%	to	1.50%	21.90%	to	23.56%
VY® Invesco Comstock Portfolio - Service Class													
2020		23	$24.55	to	$29.57	$598	1.74%	0.10%	to	1.50%	-1.95%	to	-0.56%
2019		30	$24.84	to	$29.94	$781	2.32%	0.10%	to	1.50%	23.39%	to	25.13%
2018		33	$19.97	to	$24.08	$694	1.47%	0.10%	to	1.50%	-13.72%	to	-12.49%
2017		33	$22.96	to	$27.70	$798	1.12%	0.10%	to	1.50%	15.96%	to	17.57%
2016		34	$19.64	to	$23.72	$724	1.94%	0.10%	to	1.50%	16.00%	to	17.68%

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Invesco Equity and Income Portfolio - Initial Class													
2020		1,874	$24.17	to	$26.87	$47,368	1.67%	0.10%	to	1.40%	8.44%	to	9.86%
2019		2,215	$22.02	to	$24.62	$51,562	2.05%	0.10%	to	1.50%	18.32%	to	19.93%
2018		2,510	$18.56	to	$20.66	$49,208	1.95%	0.10%	to	1.50%	-10.83%	to	-9.52%
2017		2,904	$20.65	to	$22.99	$63,635	2.11%	0.10%	to	1.50%	9.27%	to	10.80%
2016		3,365	$18.75	to	$20.88	$67,371	1.93%	0.10%	to	1.50%	13.56%	to	15.17%
VY® Invesco Oppenheimer Global Portfolio - Initial Class													
2020		1,930	$31.55	to	$38.50	$69,252	1.02%	0.10%	to	1.90%	25.35%	to	27.68%
2019		2,210	$24.87	to	$30.36	$62,759	0.50%	0.10%	to	1.90%	29.29%	to	31.68%
2018		2,495	$19.00	to	$23.25	$54,392	1.62%	0.10%	to	1.90%	-14.83%	to	-13.30%
2017		2,788	$22.04	to	$27.05	$70,986	1.10%	0.10%	to	1.90%	33.91%	to	36.34%
2016		3,075	$16.26	to	$20.00	$58,097	1.17%	0.10%	to	1.90%	-1.71%	to	0.12%
VY® JPMorgan Mid Cap Value Portfolio - Service Class													
2020		88	$27.79	to	$43.83	$3,084	1.03%	0.10%	to	1.50%	-1.22%	to	0.17%
2019		91	$27.91	to	$44.04	$3,113	0.97%	0.10%	to	1.50%	24.34%	to	26.10%
2018		98	$22.27	to	$35.15	$2,718	1.05%	0.10%	to	1.50%	-13.50%	to	-12.29%
2017		124	$25.54	to	$40.34	$3,947	0.61%	0.10%	to	1.50%	12.03%	to	13.63%
2016		131	$22.61	to	$39.07	$3,693	0.66%	0.10%	to	1.50%	12.99%	to	14.57%
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class													
2020		1,036	$44.13	to	$54.42	$52,502	0.09%	0.10%	to	1.50%	29.88%	to	31.72%
2019		1,149	$33.71	to	$41.67	$44,662	0.31%	0.10%	to	1.50%	35.15%	to	37.05%
2018		1,282	$24.74	to	$30.66	$36,718	0.19%	0.10%	to	1.50%	-4.67%	to	-3.32%
2017		1,432	$25.75	to	$31.99	$43,055	0.62%	0.10%	to	1.50%	22.95%	to	24.67%
2016		1,621	$20.77	to	$25.88	$39,497	0.30%	0.10%	to	1.50%	5.84%	to	7.33%
VY® T. Rowe Price Growth Equity Portfolio - Initial Class													
2020		306	$48.24	to	$114.35	$20,968	—	0.10%	to	1.50%	34.65%	to	36.53%
2019		383	$35.54	to	$84.29	$19,649	0.27%	0.10%	to	1.50%	28.88%	to	30.70%
2018		713	$22.21	to	$71.32	$34,298	0.25%	0.10%	to	1.50%	-2.58%	to	-1.18%
2017		762	$22.78	to	$73.14	$38,118	0.05%	0.10%	to	1.50%	31.61%	to	33.47%
2016		816	$17.29	to	$55.52	$31,534	—	0.10%	to	1.50%	0.00%	to	1.37%

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Strategic Allocation Conservative Portfolio - Class I												
2020	168	$19.37	to	$35.94	$4,819	2.30%	0.70%	to	1.50%	8.80%	to	9.68%
2019	153	$17.66	to	$32.78	$3,962	2.48%	0.10%	to	1.50%	13.08%	to	14.66%
2018	159	$15.49	to	$28.77	$3,726	2.55%	0.10%	to	1.50%	-5.45%	to	-4.11%
2017	186	$16.25	to	$30.20	$4,601	2.47%	0.10%	to	1.50%	9.00%	to	10.41%
2016	226	$14.81	to	$27.53	$5,311	2.98%	0.10%	to	1.50%	4.10%	to	5.60%
Voya Strategic Allocation Growth Portfolio - Class I												
2020	224	$17.31	to	$43.96	$6,745	1.90%	0.10%	to	2.25%	11.82%	to	14.28%
2019	257	$15.48	to	$38.72	$6,729	2.61%	0.10%	to	2.25%	20.09%	to	22.75%
2018	267	$12.89	to	$31.76	$5,877	2.00%	0.10%	to	2.25%	-10.36%	to	-8.45%
2017	342	$14.38	to	$34.90	$8,094	1.69%	0.10%	to	2.25%	15.25%	to	17.76%
2016	349	$12.47	to	$29.83	$7,200	2.70%	0.10%	to	2.25%	4.53%	to	6.82%
Voya Strategic Allocation Moderate Portfolio - Class I												
2020	273	$21.07	to	$39.96	$7,863	2.13%	0.35%	to	1.40%	11.15%	to	12.32%
2019	290	$18.82	to	$35.71	$7,558	2.74%	0.35%	to	1.40%	17.59%	to	18.87%
2018	313	$15.89	to	$30.17	$6,950	2.35%	0.35%	to	1.40%	-7.40%	to	-6.40%
2017	321	$14.49	to	$32.36	$7,831	1.88%	0.35%	to	2.25%	11.98%	to	14.08%
2016	361	$12.94	to	$28.47	$7,871	2.64%	0.35%	to	2.25%	4.27%	to	6.32%
Voya Growth and Income Portfolio - Class A												
2020	60	$27.41			$1,641	0.87%	1.25%			15.26%		
2019	66	$23.78			$1,573	1.22%	1.25%			26.69%		
2018	73	$18.77			$1,373	1.41%	1.25%			-6.06%		
2017	80	$19.98			$1,602	1.35%	1.25%			18.29%		
2016	90	$16.89			$1,520	1.54%	1.25%			7.85%		
Voya Growth and Income Portfolio - Class I												
2020	3,838	$15.34	to	$837.13	$218,650	1.26%	0.10%	to	2.25%	14.64%	to	17.12%
2019	4,398	$13.16	to	$720.65	$213,518	1.63%	0.10%	to	2.25%	25.98%	to	28.77%
2018	4,935	$10.27	to	$564.43	$192,504	1.81%	0.10%	to	2.25%	-6.53%	to	-4.56%
2017	5,621	$10.81	to	$596.35	$230,160	1.83%	0.10%	to	2.25%	17.60%	to	20.24%
2016	6,158	$11.59	to	$500.21	$209,483	1.94%	0.10%	to	2.25%	7.31%	to	9.67%

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Emerging Markets Index Portfolio - Class I													
2020		37	$13.28	to	$14.34	$521	2.76%	0.10%	to	1.25%	16.08%	to	17.54%
2019		41	$11.44	to	$12.20	$492	2.00%	0.10%	to	1.25%	16.38%	to	17.65%
2018		75	$9.83	to	$10.37	$769	2.31%	0.10%	to	1.25%	-16.13%	to	-15.21%
2017		44	$11.72	to	$12.23	$527	0.78%	0.10%	to	1.25%	34.87%	to	36.50%
2016		8	$8.69	to	$8.96	$71	2.87%	0.10%	to	1.25%	9.17%	to	10.48%
Voya Global High Dividend Low Volatility Portfolio - Class I													
2020		104	$12.45	to	$13.56	$1,346	2.29%	0.10%	to	1.50%	-2.35%	to	-0.88%
2019		136	$12.75	to	$13.68	$1,792	2.79%	0.10%	to	1.50%	19.83%	to	21.49%
2018		167	$10.64	to	$11.26	$1,820	5.09%	0.10%	to	1.50%	-10.21%	to	-8.90%
2017		197	$11.85	to	$12.36	$2,383	2.37%	0.10%	to	1.50%	21.91%	to	23.60%
2016		226	$9.72	to	$10.00	$2,225	2.79%	0.10%	to	1.50%	4.40%	to	5.93%
Voya Global High Dividend Low Volatility Portfolio - Class S													
2020		77	$12.16	to	$12.49	$952	1.86%	0.95%	to	1.40%	-2.49%	to	-2.04%
2019		95	$12.47	to	$12.75	$1,195	2.46%	0.95%	to	1.40%	19.67%	to	20.28%
2018		83	$10.42	to	$10.60	$873	4.58%	0.95%	to	1.40%	-10.40%	to	-10.02%
2017		97	$11.63	to	$11.78	$1,136	2.11%	0.95%	to	1.40%	21.78%	to	22.33%
2016		101	$9.55	to	$9.66	$972	2.60%	0.95%	to	1.40%	4.26%	to	4.79%
Voya Index Plus LargeCap Portfolio - Class I													
2020		1,797	$21.91	to	$64.57	$71,703	1.46%	0.10%	to	2.25%	13.35%	to	15.79%
2019		2,007	$19.33	to	$56.13	$69,720	1.58%	0.10%	to	2.25%	27.17%	to	29.91%
2018		2,248	$15.20	to	$43.48	$60,638	1.47%	0.10%	to	2.25%	-8.93%	to	-6.88%
2017		2,212	$16.69	to	$47.02	$65,631	1.60%	0.10%	to	2.25%	21.86%	to	24.51%
2016		2,447	$13.69	to	$38.01	$58,987	1.67%	0.10%	to	2.25%	7.80%	to	10.21%
Voya Index Plus MidCap Portfolio - Class I													
2020		162	$26.95	to	$60.98	$5,765	1.23%	0.10%	to	1.50%	6.64%	to	8.15%
2019		186	$25.07	to	$56.78	$6,080	1.40%	0.10%	to	1.50%	25.19%	to	26.95%
2018		198	$19.87	to	$45.04	$5,304	1.12%	0.10%	to	1.50%	-15.62%	to	-14.41%
2017		240	$23.36	to	$53.01	$7,531	1.39%	0.10%	to	1.50%	11.89%	to	13.42%
2016		258	$20.71	to	$47.04	$7,291	0.94%	0.10%	to	1.50%	16.37%	to	18.06%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Plus SmallCap Portfolio - Class I													
2020		99	$26.26	to	$43.02	$3,044	0.98%	0.10%	to	1.50%	3.81%	to	5.26%
2019		118	$25.09	to	$41.15	$3,488	1.02%	0.10%	to	1.50%	19.99%	to	21.71%
2018		130	$20.74	to	$34.05	$3,194	0.94%	0.10%	to	1.50%	-13.71%	to	-12.50%
2017		143	$23.85	to	$39.19	$4,020	0.98%	0.10%	to	1.50%	8.28%	to	9.83%
2016		159	$21.85	to	$35.94	$4,216	0.80%	0.10%	to	1.50%	25.41%	to	27.20%
Voya International Index Portfolio - Class I													
2020		553	$11.80	to	$22.86	$10,245	2.58%	0.10%	to	1.75%	6.02%	to	7.75%
2019		631	$11.08	to	$21.39	$10,915	3.13%	0.10%	to	1.75%	19.29%	to	21.34%
2018		696	$9.23	to	$17.78	$10,210	3.04%	0.10%	to	1.75%	-15.27%	to	-13.80%
2017		725	$10.84	to	$20.81	$12,539	2.45%	0.10%	to	1.75%	22.72%	to	24.77%
2016		773	$8.79	to	$16.82	$11,111	3.06%	0.10%	to	1.75%	-0.94%	to	0.73%
Voya International Index Portfolio - Class S													
2020		3	$19.55			$52	1.98%	1.25%			6.31%		
2019		3	$18.39			$49	2.82%	1.25%			19.49%		
2018		3	$15.39			$42	2.17%	1.25%			-0.15%		
2017		3	$18.09			$50	1.72%	1.25%			22.98%		
2016		2	$14.71			$28	1.28%	1.25%			-0.68%		
Voya Russell™ Large Cap Growth Index Portfolio - Class I													
2020		1,144	$54.24	to	$70.68	$66,701	0.56%	0.10%	to	1.75%	36.04%	to	38.32%
2019		1,263	$39.47	to	$51.10	$53,690	0.71%	0.10%	to	1.75%	33.47%	to	35.72%
2018		829	$29.28	to	$37.65	$26,337	1.10%	0.10%	to	1.75%	-2.70%	to	-1.08%
2017		904	$29.79	to	$38.06	$29,331	1.16%	0.10%	to	1.75%	28.96%	to	31.13%
2016		1,002	$22.86	to	$29.02	$25,032	1.25%	0.10%	to	1.75%	4.70%	to	6.46%
Voya Russell™ Large Cap Index Portfolio - Class I													
2020		558	$29.08	to	$49.53	$23,463	1.39%	0.10%	to	2.25%	19.12%	to	21.74%
2019		558	$24.22	to	$41.04	$19,548	1.72%	0.10%	to	2.25%	28.45%	to	31.19%
2018		569	$18.72	to	$31.54	$15,637	1.71%	0.10%	to	2.25%	-5.62%	to	-3.53%
2017		601	$19.69	to	$32.99	$17,538	1.67%	0.10%	to	2.25%	19.84%	to	22.45%
2016		663	$16.30	to	$27.17	$16,274	1.85%	0.10%	to	2.25%	8.47%	to	10.83%

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Large Cap Value Index Portfolio - Class I													
2020		1520	$14.15	to	$33.06	$30,295	1.00%	0.10%	to	1.75%	-0.30%	to	1.42%
2019		1,742	$14.14	to	$32.89	$35,144	2.49%	0.10%	to	1.75%	23.72%	to	25.76%
2018		1,939	$11.39	to	$26.37	$30,700	2.37%	0.10%	to	1.75%	-8.28%	to	-6.73%
2017		2,244	$12.37	to	$28.52	$38,419	2.07%	0.10%	to	1.75%	11.50%	to	13.37%
2016		2,566	$11.05	to	$25.37	$38,918	1.58%	0.10%	to	1.75%	13.58%	to	15.55%
Voya Russell™ Large Cap Value Index Portfolio - Class S													
2020		30	$30.46	to	$31.01	$931	0.90%	1.25%	to	1.40%	-0.20%	to	-0.06%
2019		35	$30.52	to	$31.03	$1,060	2.32%	1.25%	to	1.40%	23.86%	to	24.07%
2018		39	$24.64	to	$25.01	$976	2.04%	1.25%	to	1.40%	-8.20%	to	-8.02%
2017		44	$26.84	to	$27.19	$1,186	1.84%	1.25%	to	1.40%	11.65%	to	11.76%
2016		47	$24.04	to	$24.33	$1,136	1.49%	1.25%	to	1.40%	13.66%	to	13.90%
Voya Russell™ Mid Cap Growth Index Portfolio - Class S													
2020		153	$13.56	to	$57.59	$2,869	0.12%	0.70%	to	1.50%	32.54%	to	33.59%
2019		177	$10.22	to	$43.24	$2,122	0.16%	0.70%	to	1.50%	32.51%	to	33.59%
2018		10	$29.71	to	$32.46	$312	0.65%	0.70%	to	1.50%	-6.78%	to	-6.03%
2017		36	$31.87	to	$36.13	$1,218	0.66%	0.10%	to	1.50%	22.48%	to	24.24%
2016		36	$26.02	to	$29.08	$980	0.68%	0.10%	to	1.50%	5.26%	to	6.68%
Voya Russell™ Mid Cap Index Portfolio - Class I													
2020		59	$27.74	to	$36.86	$1,899	1.26%	0.10%	to	1.25%	15.25%	to	16.55%
2019		74	$24.07	to	$31.83	$2,077	1.62%	0.10%	to	1.25%	28.30%	to	29.81%
2018		70	$18.76	to	$24.68	$1,516	1.45%	0.10%	to	1.25%	-10.41%	to	-9.39%
2017		80	$20.94	to	$27.42	$1,931	1.40%	0.10%	to	1.25%	16.46%	to	17.82%
2016		73	$17.98	to	$23.41	$1,525	1.33%	0.10%	to	1.25%	12.02%	to	13.30%
Voya Russell™ Small Cap Index Portfolio - Class I													
2020		284	$12.18	to	$33.64	$4,370	0.95%	0.10%	to	1.40%	17.91%	to	19.44%
2019		319	$10.33	to	$28.35	$4,261	0.62%	0.10%	to	1.40%	23.62%	to	25.05%
2018		64	$18.67	to	$22.82	$1,298	1.22%	0.10%	to	1.25%	-12.39%	to	-11.37%
2017		64	$21.31	to	$25.91	$1,480	1.14%	0.10%	to	1.25%	12.87%	to	14.14%
2016		62	$18.88	to	$22.85	$1,287	1.33%	0.10%	to	1.25%	19.57%	to	21.01%

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Small Company Portfolio - Class I												
2020	341	$28.50	to	$81.94	$19,054	0.50%	0.10%	to	1.90%	10.14%	to	12.17%
2019	376	$25.56	to	$73.53	$19,045	0.43%	0.10%	to	1.90%	23.80%	to	26.07%
2018	451	$20.39	to	$58.69	$18,563	0.56%	0.10%	to	1.90%	-17.44%	to	-15.91%
2017	513	$24.41	to	$70.27	$25,655	0.33%	0.10%	to	1.90%	9.17%	to	11.18%
2016	567	$22.08	to	$63.62	$25,664	0.43%	0.10%	to	1.90%	22.12%	to	24.33%
Voya U.S. Bond Index Portfolio - Class I												
2020	159	$13.41	to	$16.36	$2,412	3.31%	0.10%	to	1.50%	5.59%	to	7.07%
2019	107	$12.70	to	$15.28	$1,515	2.48%	0.10%	to	1.50%	5.04%	to	8.22%
2018	110	$11.90	to	$14.12	$1,433	2.31%	0.10%	to	1.50%	-1.82%	to	-0.42%
2017	123	$12.12	to	$14.18	$1,599	2.48%	0.10%	to	1.50%	1.59%	to	3.05%
2016	100	$11.85	to	$13.76	$1,262	2.57%	0.10%	to	1.50%	0.85%	to	2.23%
Voya MidCap Opportunities Portfolio - Class I												
2020	696	$17.97	to	$76.04	$20,453	0.11%	0.10%	to	1.75%	38.65%	to	41.00%
2019	804	$12.89	to	$54.39	$17,032	0.28%	0.10%	to	1.75%	27.14%	to	29.22%
2018	909	$10.09	to	$42.46	$15,217	—	0.10%	to	1.75%	-9.15%	to	-7.57%
2017	1,021	$11.05	to	$46.33	$18,488	0.07%	0.10%	to	1.75%	22.97%	to	24.96%
2016	255	$13.06	to	$28.94	$4,907	—	0.10%	to	1.75%	5.41%	to	7.14%
Voya MidCap Opportunities Portfolio - Class S												
2020	102	$28.61	to	$48.93	$4,151	0.06%	0.95%	to	1.40%	38.81%	to	39.44%
2019	101	$20.61	to	$35.09	$3,010	0.13%	0.95%	to	1.40%	27.22%	to	27.83%
2018	124	$16.20	to	$27.45	$2,910	—	0.95%	to	1.40%	-8.99%	to	-8.59%
2017	133	$17.80	to	$30.03	$3,409	—	0.95%	to	1.40%	23.01%	to	23.58%
2016	151	$14.47	to	$24.30	$3,181	—	0.95%	to	1.40%	5.50%	to	5.97%
Voya SmallCap Opportunities Portfolio - Class I												
2020	61	$28.38	to	$36.59	$2,047	—	0.10%	to	1.25%	24.80%	to	26.22%
2019	89	$22.74	to	$40.97	$2,417	—	0.10%	to	1.25%	24.13%	to	25.55%
2018	99	$18.32	to	$32.90	$2,148	—	0.10%	to	1.25%	-16.92%	to	-15.94%
2017	100	$22.05	to	$39.49	$2,558	—	0.10%	to	1.25%	17.22%	to	18.61%
2016	94	$18.81	to	$33.57	$2,040	—	0.10%	to	1.25%	12.03%	to	13.31%

107

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya SmallCap Opportunities Portfolio - Class S													
2020		102	$23.89	to	$27.28	$2,601	—	0.95%	to	1.40%	24.27%	to	24.85%
2019		111	$19.22	to	$21.85	$2,265	—	0.95%	to	1.40%	23.60%	to	24.15%
2018		129	$15.55	to	$17.60	$2,133	—	0.95%	to	1.40%	-17.28%	to	-16.86%
2017		138	$18.79	to	$21.17	$2,747	—	0.95%	to	1.40%	16.78%	to	17.35%
2016		149	$16.09	to	$18.04	$2,532	—	0.95%	to	1.40%	11.50%	to	11.98%
Wanger International													
2020		86	$17.07	to	$22.85	$1,775	1.72%	0.10%	to	1.50%	12.67%	to	14.25%
2019		103	$15.15	to	$20.00	$1,839	0.78%	0.10%	to	1.50%	28.06%	to	29.87%
2018		119	$11.83	to	$15.40	$1,641	2.26%	0.10%	to	1.50%	-18.97%	to	-17.78%
2017		129	$14.60	to	$18.73	$2,161	1.26%	0.10%	to	1.50%	30.94%	to	32.74%
2016		164	$11.15	to	$14.11	$2,037	1.17%	0.10%	to	1.50%	-2.87%	to	-1.47%
Wanger Select													
2020		46	$30.97	to	$43.98	$1,563	0.76%	0.10%	to	1.50%	24.79%	to	26.56%
2019		65	$24.62	to	$34.98	$1,846	0.08%	0.10%	to	1.50%	27.35%	to	29.13%
2018		85	$19.18	to	$27.26	$1,934	0.19%	0.10%	to	1.50%	-13.71%	to	-12.49%
2017		84	$22.05	to	$31.36	$2,218	0.19%	0.10%	to	1.50%	24.78%	to	26.54%
2016		99	$17.53	to	$24.94	$2,113	0.16%	0.10%	to	1.50%	11.67%	to	13.26%
Wanger USA													
2020		59	$38.00	to	$48.52	$2,524	—	0.10%	to	1.50%	22.38%	to	24.09%
2019		65	$30.80	to	$39.35	$2,210	0.25%	0.10%	to	1.50%	29.16%	to	31.00%
2018		62	$23.66	to	$30.24	$1,645	0.13%	0.10%	to	1.50%	-2.94%	to	-1.56%
2017		51	$24.18	to	$30.92	$1,389	—	0.10%	to	1.50%	17.81%	to	19.46%
2016		47	$20.36	to	$26.05	$1,054	—	0.10%	to	1.50%	12.01%	to	13.55%

(d) As investment Division had no investments until 2019, this data is not meaningful and is therefore not presented.

(e) As investment Division had no investments until 2020, this data is not meaningful and is therefore not presented.

A The Fund Inception Date represents the first date the fund received money.

B The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investments income is determined by the timing of declaration of dividends by the underlaying fund in which the Division invests.

C The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

D Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

Item 8.   **Financial Statements and Supplementary Data**

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of
Voya Retirement Insurance and Annuity Company

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Voya Retirement Insurance and Annuity Company (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and financial statement schedules listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Deferred policy acquisition costs and Value of business acquired

Description of the Matter   As disclosed in Note 1 and Note 5 to the consolidated financial statements, the Company's deferred policy acquisition costs and value of business acquired ("DAC/VOBA") totaled $162 million at December 31, 2020, net of unrealized gains and losses, which represented deferred acquisition costs and value of business acquired related to fixed and variable deferred annuity contracts. The carrying amount of the DAC related to fixed and variable deferred annuity contracts is the total of costs deferred, less amortization net of interest. The carrying amount of the VOBA related to fixed and variable deferred annuity contracts is the outstanding value of in-force business acquired, based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition, less amortization net of interest. DAC and VOBA related to fixed and variable deferred annuity contracts are amortized over the estimated lives of the contracts in relation to the emergence of estimated gross profits.

As described in Note 1 to the consolidated financial statements, there is a significant amount of uncertainty inherent in calculating estimated gross profits as the calculation includes significant management judgment in developing certain assumptions such as persistency, interest crediting rates, fee income, returns associated with separate account performance, expenses to administer the business, and certain economic variables. Management's assumptions are adjusted, known as unlocking, over time for emerging experience and expected changes in trends. The unlocking results in DAC/VOBA amortization being recalculated, using the new assumptions for estimated gross profits, that results either in additional or less cumulative amortization expense.

Auditing management's estimate of DAC/VOBA related to fixed and variable deferred annuity contracts was complex due to the highly judgmental nature of assumptions included in the projection of estimated gross profits used in the valuation of DAC/VOBA.

How We Addressed the Matter in Our Audit   We obtained an understanding, evaluated the design, and tested the operating effectiveness of the controls over the DAC/VOBA estimation process, including, among others, controls related to management's evaluation of the need to update assumptions based on the comparison of actual Company experience to previous assumptions and updating investment margins for current and expected future market conditions.

We utilized actuarial specialists to assist with our audit procedures, which included, among others, reviewing the methodology applied by management by comparing to the methodology used in prior periods as well as industry practice. To assess the assumptions used in measuring estimated gross profits, we compared the significant assumptions noted above with historical experience, observable market data and management's estimates of prospective changes in these assumptions. We also independently recalculated estimated gross profits for a sample of policies for comparison with the actuarial result developed by management.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2001.

San Antonio, Texas

March 16, 2021

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2020 and 2019
(In millions, except share and per share data)

	As of December 31,	
	2020	**2019**
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value (amortized cost of $24,667 as of 2020 and $23,107 as of 2019; allowance for credit losses of $14 as of 2020)	$ 28,043	$ 25,153
Fixed maturities, at fair value using the fair value option	1,730	1,479
Equity securities, at fair value (cost of $116 as of 2020 and $73 as of 2019)	116	80
Short-term investments	17	—
Mortgage loans on real estate	4,694	4,664
Less: Allowance for credit losses	67	—
Mortgage loans on real estate, net	4,627	4,664
Policy loans	187	205
Limited partnerships/corporations	815	738
Derivatives	145	224
Securities pledged (amortized cost of $169 as of 2020 and $749 as of 2019)	220	828
Other investments	43	43
Total investments	35,943	33,414
Cash and cash equivalents	360	512
Short-term investments under securities loan agreements, including collateral delivered	249	917
Accrued investment income	304	293
Premiums receivable and reinsurance recoverable	1,219	1,304
Less: Allowance for credit losses	—	—
Premiums receivable and reinsurance recoverable, net	1,219	1,304
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners	173	608
Short-term loan to affiliate	653	69
Current income tax recoverable	5	9
Due from affiliates	118	67
Property and equipment	63	60
Other assets	242	255
Assets held in separate accounts	87,319	78,713
Total assets	$ 126,648	$ 116,221

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2020 and 2019
(In millions, except share and per share data)

	As of December 31,	
	2020	**2019**
Liabilities and Shareholder's Equity		
Future policy benefits and contract owner account balances	$ 33,127	$ 31,142
Payable for securities purchased	26	5
Payables under securities loan agreements, including collateral held	208	865
Due to affiliates	125	95
Derivatives	216	285
Deferred income taxes	439	304
Other liabilities	291	369
Liabilities related to separate accounts	87,319	78,713
Total liabilities	121,751	111,778
Commitments and Contingencies (Note 12)		
Shareholder's equity:		
Common stock (100,000 shares authorized, 55,000 issued and outstanding as of 2020 and 2019 , respectively; $50 par value per share)	3	3
Additional paid-in capital	2,873	2,873
Accumulated other comprehensive income (loss)	1,882	1,292
Retained earnings	139	275
Total shareholder's equity	4,897	4,443
Total liabilities and shareholder's equity	$ 126,648	$ 116,221

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Operations
For the Years Ended December 31, 2020, 2019 and 2018
(In millions)

		Year Ended December 31,				
		2020		**2019**		**2018**
Revenues:						
Net investment income	$	1,858	$	1,689	$	1,623
Fee income		905		877		875
Premiums		32		31		41
Broker-dealer commission revenue		2		2		69
Net realized capital gains (losses):						
Total impairments		(37)		(41)		(18)
Less: Portion of impairments recognized in Other comprehensive income (loss)		—		2		2
Net impairments recognized in earnings		(37)		(43)		(20)
Other net realized capital gains (losses)		(273)		(101)		(222)
Total net realized capital gains (losses)		(310)		(144)		(242)
Other revenue		(1)		14		19
Total revenues		2,486		2,469		2,385
Benefits and expenses:						
Interest credited and other benefits to contract owners/ policyholders		1,049		1,013		828
Operating expenses		1,090		1,056		894
Broker-dealer commission expense		2		2		69
Net amortization of Deferred policy acquisition costs and Value of business acquired		192		65		86
Interest expense		1		1		2
Total benefits and expenses		2,334		2,137		1,879
Income (loss) before income taxes		152		332		506
Income tax expense (benefit)		(14)		32		61
Net income (loss)	$	166	$	300	$	445

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2020, 2019 and 2018
(In millions)

	Year Ended December 31,		
	2020	**2019**	**2018**
Net income (loss)	$ 166	$ 300	$ 445
Other comprehensive income (loss), before tax:			
Unrealized gains/losses on securities	748	1,323	(897)
Impairments	—	1	8
Pension and other postretirement benefits liability	(1)	(1)	(1)
Other comprehensive income (loss), before tax	747	1,323	(890)
Income tax expense (benefit) related to items of other comprehensive income (loss)	157	276	(192)
Other comprehensive income (loss), after tax	590	1,047	(698)
Comprehensive income (loss)	$ 756	$ 1,347	$ (253)

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2020, 2019 and 2018
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2018	$ 3	$ 2,763	$ 806	$ 189	$ 3,761
Comprehensive income (loss):					
Net income (loss)	—	—	—	445	445
Other comprehensive income (loss), after tax	—	—	(698)	—	(698)
Total comprehensive income (loss)					(253)
Dividends paid and distributions of capital	—	—	—	(126)	(126)
Contribution of capital	—	55	—	—	55
Employee related benefits	—	(2)	—	—	(2)
Balance as of December 31, 2018	3	2,816	108	508	3,435
Adjustment for adoption of ASU 2018-02	—	—	137	(137)	—
Comprehensive income (loss):					
Net income (loss)	—	—	—	300	300
Other comprehensive income (loss), after tax	—	—	1,047	—	1,047
Total comprehensive income (loss)					1,347
Dividends paid and distributions of capital	—	—	—	(396)	(396)
Contribution of capital	—	57	—	—	57
Balance as of December 31, 2019	3	2,873	1,292	275	4,443
Adjustment for adoption of ASU 2016-01	—	—	—	(8)	(8)
Net income (loss)	—	—	—	166	166
Other comprehensive income (loss), after tax	—	—	590	—	590
Total comprehensive income (loss)					756
Dividends paid and distributions of capital	—	—	—	(294)	(294)
Balance as of December 31, 2020	$ 3	$ 2,873	$ 1,882	$ 139	$ 4,897

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2020, 2019 and 2018
(In millions)

	Year Ended December 31,		
	2020	**2019**	**2018**
Cash Flows from Operating Activities:			
Net income (loss)	$ 166	$ 300	$ 445
Adjustments to reconcile Net income (loss) to Net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements	(59)	(49)	(64)
Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements	194	65	87
Net accretion/amortization of discount/premium	(7)	5	(3)
Future policy benefits, claims reserves and interest credited	757	568	547
Deferred income tax (benefit) expense	(20)	23	58
Net realized capital losses	310	144	242
Depreciation and amortization	10	21	14
(Gains) losses on limited partnerships/corporations	(23)	(35)	—
Change in:			
Accrued investment income	(11)	9	3
Premiums receivable and reinsurance recoverable	85	105	87
Other receivables and asset accruals	21	55	(8)
Due to/from affiliates	(21)	2	24
Other payables and accruals	(84)	158	(176)
Other, net	(12)	(8)	(33)
Net cash provided by operating activities	1,306	1,363	1,223

| | Year Ended December 31, | | |
	2020	2019	2018
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, disposal or redemption of:			
Fixed maturities	3,487	3,956	3,983
Equity securities, available-for-sale	145	3	3
Mortgage loans on real estate	403	803	598
Limited partnerships/corporations	104	70	99
Acquisition of:			
Fixed maturities	(4,988)	(4,582)	(5,475)
Equity securities, available-for-sale	(178)	(12)	(3)
Mortgage loans on real estate	(433)	(555)	(606)
Limited partnerships/corporations	(158)	(190)	(254)
Derivatives, net	46	23	23
Policy loans, net	18	5	4
Short-term investments, net	(15)	50	(26)
Short-term loan to affiliate, net	(584)	(69)	80
Collateral received (delivered), net	11	(86)	(46)
Other, net	(5)	(3)	(45)
Net cash used in investing activities	(2,147)	(587)	(1,665)
Cash Flows from Financing Activities:			
Deposits received for investment contracts	$ 5,197	$ 3,395	$ 3,744
Maturities and withdrawals from investment contracts	(4,220)	(3,686)	(3,108)
Settlements on deposit contracts	(1)	(5)	(20)
Short-term loans from affiliates, net	7	—	(68)
Dividends paid and return of capital distribution	(294)	(396)	(126)
Capital contribution from parent	—	57	55
Net cash (used in) provided by financing activities	689	(635)	477
Net increase (decrease) in cash and cash equivalents	(152)	141	35
Cash and cash equivalents, beginning of period	512	371	336
Cash and cash equivalents, end of period	$ 360	$ 512	$ 371
Supplemental cash flow information:			
Income taxes paid (received), net	$ 2	$ (13)	$ 60

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

1.   Business, Basis of Presentation and Significant Accounting Policies

Business

Voya Retirement Insurance and Annuity Company ("VRIAC") is a stock life insurance company domiciled in the State of Connecticut. VRIAC and its wholly owned subsidiaries (collectively, the "Company") provide financial products and services in the United States. VRIAC is authorized to conduct its insurance business in all states and in the District of Columbia and in Guam, Puerto Rico and the Virgin Islands.

VRIAC is a direct, wholly owned subsidiary of Voya Holdings Inc. ("Parent"), which is a direct, wholly owned subsidiary of Voya Financial, Inc.

Prior to May 2013, Voya Financial, Inc. ("Voya Financial"), together with its subsidiaries, including the Company was an indirect, wholly owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING Group. Between October 2013 and March 2015, ING Group completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings.

On January 4, 2021, VRIAC's ultimate parent, Voya Financial Inc. ("Voya Financial"), completed a series of transactions pursuant to a Master Transaction Agreement (the "Resolution MTA") entered into on December 18, 2019 with Resolution Life U.S. Holdings Inc., a Delaware corporation ("Resolution Life US"), pursuant to which Resolution Life US acquired all of the shares of the capital stock of Security Life of Denver Company ("SLD") and Security Life of Denver International Limited ("SLDI"), including the capital stock of several subsidiaries of SLD and SLDI.

Concurrently with the sale, SLD entered into reinsurance agreements with ReliaStar Life Insurance Company ("RLI"), ReliaStar Life Insurance Company of New York ("RLNY"), and VRIAC, each of which is a direct or indirect wholly owned subsidiary of Voya Financial. Pursuant to these agreements, RLI and VRIAC reinsured to SLD a 100% quota share, and RLNY will reinsure to SLD a 75% quota share, of their respective in-scope individual life insurance and annuities businesses. RLI, RLNY, and VRIAC will remain subsidiaries of Voya Financial. The reinsurance agreements along with the sale of the legal entities noted above (referred to as the "Individual Life Transaction") resulted in the disposition of substantially all of Voya Financial's life insurance and legacy non-retirement annuity businesses and related assets. Pursuant to the Individual Life Transaction, VRIAC's reserves related to legacy non-retirement annuity business as well as pension risk transfer products were ceded to SLD and related assets transferred.

Effective December 31, 2019, VRIAC's sole shareholder, Voya Holdings, Inc., transferred ownership of Voya Institutional Plan Services, LLC ("VIPS") and Voya Retirement Advisors, LLC ("VRA") to VRIAC for no cash consideration. VIPS and VRA provide retirement recordkeeping and investment advisory services, respectively, and the transfer was made to more closely align recordkeeping and related activities of VRIAC's retirement business. It also had the effect of reducing VRIAC's tax liability. In addition to these non-insurance subsidiaries, VRIAC owns the wholly-owned owned non-insurance subsidiary, Voya Financial Partners, LLC ("VFP").

On June 1, 2018, VRIAC's ultimate parent, Voya Financial, consummated a series of transactions (collectively, the "2018 Transaction") pursuant to a Master Transaction Agreement dated December 20, 2017 (the "2018 MTA") with VA Capital Company LLC ("VA Capital") and Athene Holding Ltd. ("Athene"). As part of the 2018 Transaction, VA Capital's wholly owned subsidiary Venerable Holdings Inc. ("Venerable") acquired certain of Voya Financial's assets, including all of the shares of capital stock of Voya Insurance and Annuity Company ("VIAC"), the Company's Iowa-domiciled insurance affiliate, as well as the membership interests of DSL, the Company's former broker-dealer subsidiary. Following the closing of the 2018 Transaction, VRIAC acquired a 9.99% equity interest in VA Capital.

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, 457 and 501, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

public and private school systems, higher education institutions, hospitals and healthcare facilities, not-for-profit organizations, state and local governments, small to mid-sized corporations and individuals. The Company also provides stable value investment options, including separate account guaranteed investment contracts (e.g., GICs) and synthetic GICs, to institutional clients. Pension risk transfer group annuity solutions were previously offered to institutional plan sponsors who needed to transfer their defined benefit plan obligations to the Company. The Company discontinued sales of these solutions in late 2016 to better align business activities to the Company's priorities. This business will be transferred as part of the Individual Life Transaction described above. The Company's products are generally distributed through independent brokers and advisors, third-party administrators, consultants, and representatives associated with Voya Financial's broker-dealer and investment advisor, Voya Financial Advisors, Inc. ("VFA").

On February 8, 2021, VFA entered into an agreement with Cetera Financial Group, Inc. ("Cetera"), one of the nation's largest networks of independently managed broker-dealers, pursuant to which Cetera will acquire the independent financial planning channel of VFA (the "Financial Planning Channel Sale"). In connection with this transaction, VFA expects to transfer approximately 900 independent financial professionals serving retail customers with approximately $40 billion in assets to Cetera, while retaining approximately 600 field and phone-based financial professionals who support our business. The transaction is expected to close in the second or third quarter of 2021. The closing is subject to certain conditions, including the receipt of required regulatory approvals.

Products offered by the Company include deferred and immediate (i.e., payout) annuity contracts. The Company's products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services, participant education, and retirement readiness planning tools along with a variety of investment options, including proprietary and non-proprietary mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. Stable value products are also provided to institutional plan sponsors where the Company may or may not be providing other employer sponsored products and services.

The Company has one operating segment.

Basis of Presentation

The accompanying Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The Consolidated Financial Statements include the accounts of VRIAC and its wholly owned subsidiaries, VFP, VIPS, VRA and DSL (prior to June 1, 2018). Intercompany transactions and balances have been eliminated.

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

- Reserves for future policy benefits;
- Deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA");
- Valuation of investments and derivatives;
- Impairments;
- Income taxes; and

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- Contingencies.

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk, including the Company's own credit risk. The estimate of fair value is the price that would be received to sell an asset or transfer a liability ("exit price") in an orderly transaction between market participants in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company uses a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: The Company measures its equity securities at fair value and recognizes any changes in fair value in net income.

The Company's fixed maturities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in AOCI and presented net of related changes in DAC, VOBA and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

In connection with funds withheld reinsurance treaties, the Company has elected the FVO for certain of its fixed maturities to better match the measurement of those assets and related embedded derivative liabilities in the Consolidated Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Changes in fair value associated with derivatives purchased to hedge CMOs are also recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Consolidated Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single-class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only and principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, net of allowance for credit losses. Amortized cost is the principal balance outstanding, net of deferred loan fees and costs. Accrued interest receivable is reported in Accrued investment income on the Consolidated Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Management estimates the credit loss allowance balance using a factor-based method of probability of default and loss given default which incorporates relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Included in the factor-based method are the consideration of debt type, capital market factors, and market vacancy rates, and loan-specific risk characteristics such as debt service coverage ratios ("DSC"), loan-to-value ("LTV"), collateral size, seniority of the loan, segmentation, and property types.

The allowance for credit losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. The change in the allowance for credit losses is recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Loans are written off against the allowance when management believes the uncollectability of a loan balance is confirmed. Expected recoveries do not exceed the aggregate of amounts previously written-off and expected to be written-off.

 Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

Commercial mortgage loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended. Factors considered may include conversations with the borrower, loss of major tenant, bankruptcy of borrower or major tenant, decreased property cash flow, number of days past due, or various other circumstances. Based on an assessment as to the collectability of the principal, a determination is made either to apply against the book value or apply according to the contractual terms of the loan. Funds recovered in excess of book value would then be applied to recover expenses, impairments, and then interest. Accrual of interest resumes after factors resulting in doubts about collectability have improved.

For those mortgages that are determined to require foreclosure, expected credit losses are based on the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Consolidated Balance Sheets.

Policy Loans: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests, which consist primarily of private equity and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying on the most recent financial information available, generally not to exceed three months. The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Securities Pledged: The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions, through a lending agent, for short periods of time. The Company has the right to approve any institution with whom the lending agent transacts on its behalf. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. The lending agent retains the collateral and invests it in short-term liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. The lending agent indemnifies the Company against losses resulting from the failure of a counterparty to return securities pledged where collateral is insufficient to cover the loss.

Impairments

The Company evaluates its available-for-sale general account investments quarterly to determine whether a decline in fair value below the amortized cost basis has resulted from credit loss or other factors. This evaluation process entails considerable judgment and estimation. Factors considered in this analysis include, but are not limited to, the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. A severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected.

When assessing the Company's intent to sell a security, or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell, or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis, and the fair value has declined below amortized cost ("intent impairment"), management evaluates facts and circumstances such as, but not limited to, the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as Impairments.

For available-for-sale securities that do not meet the intent impairment criteria but the Company has determined that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss allowance is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in Other comprehensive income (loss).

The Company uses the following methodology and significant inputs in determining whether a credit loss exists:

- When determining collectability and the period over which the value is expected to recover for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.
- Additional considerations are made when assessing the unique features that apply to certain structured securities, such as subprime, Alt-A, non-agency RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenario-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates; and the overall macroeconomic conditions.
- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received, including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

Changes in the allowance for credit losses are recorded in Net realized capital gains (losses) as Impairments in the Consolidated Statements of Operations. Losses are charged against the allowance when the Company believes the uncollectability of an available-for-sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Accrued interest receivable on available-for-sale securities is excluded from the estimate of credit losses.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset. However, in accordance with the Chicago Mercantile Exchange ("CME") rules related to the variation margin payments, the Company is required to adjust the derivative balances with the variation margin payments related to its cleared derivatives executed through CME.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the entire change in the fair value of the hedging instrument included in the assessment of hedge effectiveness is recorded in the same line item in the Consolidated Statements of Operations as impacted by the hedged item.

- *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the entire change in the fair value of the hedging instrument included in the assessment of hedge effectiveness is reported as a component

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

of AOCI. Those amounts are subsequently reclassified to earnings when the hedged item affects earnings, and are reported in the same line item in the Consolidated Statements of Operations as impacted by the hedged item.

Even if a derivative qualifies for hedge accounting treatment, there may be an element of ineffectiveness of the hedge. The ineffective portion of a hedging relationship subject to hedge accounting is recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations.

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized currently in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date, or within two months of that date, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

The Company also has investments in certain fixed maturities and has issued certain annuity products that contain embedded derivatives for which fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

In addition, the Company has entered into coinsurance with funds withheld reinsurance arrangements, accounted for under the deposit method, that contain embedded derivatives, the fair value of which is based on the change in the fair value of the underlying assets held in trust. The embedded derivatives within the reinsurance agreements are reported in Other liabilities on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition and certain other costs related directly to successful acquisition activities. Such costs consist principally of commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in-force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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subsequent deferrable expenses on purchased policies. DAC and VOBA are adjusted for the impact of unrealized capital gains (losses) on investments, as if such gains (losses) have been realized, with corresponding adjustments included in AOCI.

Amortization Methodologies

The Company amortizes DAC and VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, fee income, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits are updated with actual gross profits, and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

Recoverability testing is performed for current issue year products to determine if gross profits are sufficient to cover DAC and VOBA, estimated benefits and related expenses. In subsequent years, the Company performs testing to assess the recoverability of DAC and VOBA on an annual basis, or more frequently if circumstances indicate a potential loss recognition issue exists. If DAC or VOBA are not deemed recoverable from future gross profits, charges will be applied against DAC or VOBA balances before an additional reserve is established.

Internal Replacements

Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of Deferred policy acquisition costs and Value of business acquired in the Consolidated Statements of Operations.

Assumptions

Changes in assumptions can have a significant impact on DAC and VOBA balances, amortization rates, reserve levels, and results of operations. Assumptions are management's best estimate of future outcome.

Several assumptions are considered significant in the estimation of gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company uses a reversion to the mean approach, which assumes that the market returns over the entire mean reversion period are consistent with a long-term level of equity market appreciation. The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year look-forward period.

Other significant assumptions used in the estimation of gross profits for products with credited rates include interest rate spreads and credit losses. Estimated gross profits of variable annuity contracts are sensitive to estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates.

Contract Costs Associated with Certain Financial Services Contracts

Contract cost assets represent costs incurred to obtain or fulfill a non-insurance contract that are expected to be recovered and, thus, have been capitalized and are subject to amortization. Capitalized contract costs include incremental costs of obtaining a contract and fulfillment costs that relate directly to a contract and generate or enhance resources of the Company that are used to satisfy performance obligations.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Capitalized contract costs are included in Other assets on the Consolidated Balance Sheets, and costs expensed as incurred are included in Operating expenses in the Consolidated Statements of Operations.

As of December 31, 2020 and 2019, contract cost assets were $105 and $109, respectively. Capitalized contract costs are amortized on a straight-line basis over the estimated lives of the contracts, which typically range from 5 to 15 years. For the years ended December 31, 2020 and 2019, amortization expenses of $19 and $23, respectively, were recorded in Operating expenses in the Consolidated Statements of Operations. There was no impairment loss in relation to the contract costs capitalized.

Future Policy Benefits and Contract Owner Account Balances

Future Policy Benefits
The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations, including estimates of unpaid claims and claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality and expenses are based on the Company's estimates of anticipated experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue and policy duration. Interest rates used to calculate the present value of future benefits ranged from 2.3% to 5.3%.

Although assumptions are "locked-in" upon the issuance of payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

Contract Owner Account Balances
Contract owner account balances relate to investment-type contracts, as follows:

- Account balances for funding agreements with fixed maturities are calculated using the amount deposited with the Company, less withdrawals, plus interest accrued to the ending valuation date. Interest on these contracts is accrued by a predetermined index, plus a spread or a fixed rate, established at the issue date of the contract.
- Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 4.3% for the year 2020, and 5.3% for the years 2019 and 2018. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.
- For fixed-indexed annuity ("FIA"), the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value.

Product Guarantees and Additional Reserves
The Company calculates additional reserve liabilities for certain variable annuity guaranteed benefits and variable funding products. The Company periodically evaluates its estimates and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

GMDB: Reserves for annuity guaranteed minimum death benefits ("GMDB") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for the

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

purpose of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. Reserves for GMDB are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in reserves for GMDB are reported in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

FIA: The Company issued FIA contracts that contain embedded derivatives that are measured at estimated fair value separately from the host contracts. Such embedded derivatives are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, that are not related to attributed fees or premiums collected or payments made, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the embedded derivative in the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the growth in the minimum guaranteed contract value. The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts, which takes into account best estimate actuarial assumptions, such as partial withdrawals, full surrenders, deaths, annuitizations and maturities.

Stabilizer and MCG: Guaranteed credited rates give rise to an embedded derivative in the Stabilizer products and a stand-alone derivative for managed custody guarantee products ("MCG"). These derivatives are measured at estimated fair value and recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, that are not related to attributed fees collected or payments made, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the Stabilizer embedded derivative and MCG stand-alone derivative is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are projected under multiple capital market scenarios using observable risk-free rates and other best estimate assumptions.

The liabilities for the FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative (collectively, "guaranteed benefit derivatives") include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The discount rate used to determine the fair value of the liabilities for FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk").

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company, or its affiliates, or in other selected mutual funds not managed by the Company, or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract owner or participant; and
- All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments. The underlying investments include mutual funds, short term investments, cash and fixed maturities. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations, and the Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Repurchase Agreements

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

The Company's policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is generally invested in Short-term investments, with the offsetting obligation to repay the loan included within Payables under securities loan agreements, including collateral held on the Consolidated Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions is included in Securities pledged on the Consolidated Balance Sheets.

Recognition of Revenue

Insurance Revenue and Related Benefits
Premiums related to payouts contracts with life contingencies are recognized in Premiums in the Consolidated Statements of Operations when due from the contract owner. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations when incurred.

Amounts received as payment for investment-type, fixed annuities, payout contracts without life contingencies and FIA contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges and are reported in Fee income. Surrender charges are reported in Other revenue. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio, which is reported in Net investment income in the Consolidated Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Financial Services Revenue

Revenue for various financial services is measured based on consideration specified in a contract with a customer and is recognized when the Company has satisfied a performance obligation. For advisory, recordkeeping and administration services of $423 and $405 for the years ended December 31, 2020 and 2019, respectively, the Company recognizes revenue as services are provided, generally over time. For distribution and shareholder servicing revenue of $158 and $82 for the years ended December 31, 2020 and 2019, respectively, the Company provides distribution services at a point in time and shareholder services over time. Contract terms are typically less than one year, and consideration is variable.

For a description of principal activities from which the Company generates revenue, see the *Business* section above for further information.

For the years ended December 31, 2020 and 2019, such revenue represents approximately 23.4% and 19.7% respectively, of total revenue. For the years ended December 31, 2020 and 2019, a portion of the revenue recognized in the current period from distribution services is related to performance obligations satisfied in previous periods. Revenue for various financial services is recorded in Fee income or Other revenue in the Consolidated Statements of Operations. Receivables of $88 and $97 are included in Other assets on the Consolidated Balance Sheets as of December 31, 2020 and 2019, respectively.

Income Taxes

The Company uses certain assumptions and estimates in determining (a) the income taxes payable or refundable to/from Voya Financial, Inc. for the current year, (b) the provision for income taxes and (c) the deferred income tax assets and liabilities.

The provision for income taxes is based on income and expense reported in the financial statements after adjustments for permanent differences between our financial statements and consolidated federal income tax return. Permanent differences include the dividends received deduction. As a result of permanent differences, the effective tax rate reflected in the financial statements may be different than the actual rate in the income tax return.

Temporary differences between our financial statements and income tax return create deferred tax assets and liabilities. Deferred tax assets represent the tax benefit of future deductible temporary differences, net operating loss carryforwards and tax credit carryforwards. The Company's deferred tax assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including the nature and character of the deferred tax assets and liabilities, the amount and character of book income or losses in recent years, projected future taxable income and future reversals of temporary differences, tax planning strategies we would employ to avoid a tax benefit from expiring unused, and the length of time carryforwards can be utilized.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not to be sustained under examination by the applicable taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the applicable taxing authority. For items that meet the more-likely-than-not recognition threshold, the Company measures the tax position as the largest amount of benefit that is more than 50% likely to be realized upon ultimate resolution with the applicable tax authority that has full knowledge of all relevant information.

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews contractual features, particularly those that may limit the amount of

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. The assumptions used to account for long-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded Future policy benefits and contract owner account balances are reported gross on the Consolidated Balance Sheets.

Long-duration: For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance, which is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in Other liabilities, and deposits made are included in Other assets on the Consolidated Balance Sheets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as Other revenues or Operating expenses in the Consolidated Statements of Operations, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through Other revenues or Other expenses, as appropriate.

Accounting for reinsurance requires use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers.

Reinsurance recoverable balances are reported net of the allowance for credit losses in the Company's Consolidated Balance Sheets. Management estimates the credit loss allowance balance using a factor-based method of probability of default and loss given default which incorporates relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Included in the factor-based method are the consideration of capital market factors, counterparty financial information and ratings, and reinsurance agreement-specific risk characteristics such as collateral type, collateral size, and covenant strength.

The allowance for credit losses is a valuation account that is deducted from the reinsurance recoverable balance to present the net amount expected to be collected on the reinsurance recoverable. The change in the allowance for credit losses is recorded in Policyholder benefits in the Consolidated Statements of Operations.

Current reinsurance recoverable balances and payable balances under reinsurance agreements are included in Premiums receivable and reinsurance recoverable and Other liabilities, respectively. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Consolidated Balance Sheets if a right of offset exists within the reinsurance agreement. Premiums, Fee income and Interest credited and other benefits to contract owners/policyholders are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

The Company utilizes reinsurance agreements, accounted for under the deposit method, to manage reserve and capital requirements in connection with a portion of its deferred annuities business. The agreements contain embedded derivatives for which carrying value is estimated based on the change in the fair value of the assets supporting the funds withheld under the agreements.

The Company currently has a significant concentration of ceded reinsurance with a subsidiary of Lincoln National Corporation ("Lincoln") arising from the disposition of its individual life insurance business.

Employee Benefits Plans

The Company, in conjunction with Voya Services Company, sponsors non-qualified defined benefit pension plans covering eligible employees, sales representatives and other individuals.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

respect of non-qualified defined benefit pension plans is the present value of the projected pension benefit obligation ("PBO") at the balance sheet date, together with adjustments for unrecognized past service costs. This liability is included in Other liabilities on the Consolidated Balance Sheets. The PBO is defined as the actuarially calculated present value of vested and non-vested pension benefits accrued based on future salary levels. The Company recognizes the funded status of the PBO for pension plans on the Consolidated Balance Sheets.

Net periodic benefit cost for the non-qualified defined benefit pension plans is determined using management estimates and actuarial assumptions to derive service cost and interest cost for a particular year and is included in Operating expenses in the Consolidated Statements of Operations. The obligations and expenses associated with these plans require use of assumptions, such as discount rate and rate of future compensation increases and healthcare cost trend rates, as well as assumptions regarding participant demographics, such as age of retirements, withdrawal rates and mortality. Management determines these assumptions based on a variety of factors, such as currently available market and industry data and expected benefit payout streams. Actual results could vary significantly from assumptions based on changes, such as economic and market conditions, demographics of participants in the plans and amendments to benefits provided under the plans. These differences may have a significant effect on the Company's Consolidated Financial Statements and liquidity. Actuarial gains (losses) are immediately recognized in Operating expenses in the Consolidated Statements of Operations.

Contingencies

A loss contingency is an existing condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Consolidated Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome.

Adoption of New Pronouncements

The following table provides a description of the Company's adoption of new ASUs issued by the Financial Accounting Standards Board and the impact of the adoption on the Company's financial statements.

Standard	Description of Requirements	Effective date and method of adoption	Effect on the financial statements or other significant matters
ASU 2018-14, Changes to the Disclosure Requirements for Defined Benefit Plans	This standard, issued in August 2018, eliminates certain disclosure requirements that are no longer considered cost beneficial and requires new disclosures that are considered relevant.	December 31, 2020 using the retrospective method.	Adoption of the ASU had no effect on the Company's financial condition, results of operations, or cash flows. The adoption results in various disclosure changes that have been included in Note 11, Benefit Plans.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Standard	Description of Requirements	Effective date and method of adoption	Effect on the financial statements or other significant matters
ASU 2018-15, Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract	This standard, issued in August 2018, requires a customer in a hosting arrangement that is a service contract to follow the guidance for internal-use software projects to determine which implementation costs to capitalize as an asset. Capitalized implementation costs are required to be expensed over the term of the hosting arrangement. In addition, a customer is required to apply the impairment and abandonment guidance for long-lived assets to the capitalized implementation costs. Balances related to capitalized implementation costs must be presented in the same financial statement line items as other hosting arrangement balances, and additional disclosures are required.	January 1, 2020 using the prospective method.	Adoption of the ASU did not have a material impact on the Company's financial condition, results of operations, or cash flows.
ASU 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement	This standard, issued in August 2018, simplifies certain disclosure requirements for fair value measurement.	January 1, 2020 using the transition method prescribed for each applicable provision.	Adoption of this ASU had no effect on the Company's financial condition, results of operations, or cash flows. The adoption resulted in various disclosure changes that have been included in Note 4, *Fair Value Measurements*.
ASU 2016-13, Measurement of Credit Losses on Financial Instruments	This standard, issued in June 2016: • Introduces a new current expected credit loss ("CECL") model to measure impairment on certain types of financial instruments, • Requires an entity to estimate lifetime expected credit losses, under the new CECL model, based on relevant information about historical events, current conditions, and reasonable and supportable forecasts, • Modifies the impairment model for available-for-sale debt securities, and • Provides a simplified accounting model for purchased financial assets with credit deterioration since their origination. In addition, the FASB issued various amendments during 2018, 2019, and 2020 to clarify the provisions of ASU 2016-13.	January 1, 2020, using the modified retrospective method for financial assets measured at amortized cost and the prospective method for available-for-sale debt securities.	The Company recorded a $8 decrease, net of tax, to Unappropriated retained earnings as of January 1, 2020 for the cumulative effect of adopting ASU 2016-13. The transition adjustment includes recognition of an allowance for credit losses of $12 related to mortgage loans, net of the effect of DAC/VOBA and other intangibles of $2 and deferred income taxes of $2. The provisions that required prospective adoption had no effect on the Company's financial condition, results of operations, or cash flows. In addition, disclosures have been updated to reflect accounting policy changes made as a result of the implementation of ASU 2016-13. (See the Significant Accounting Policies section.) Comparative information has not been adjusted and continues to be reported under previously applicable U.S. GAAP.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Standard	Description of Requirements	Effective date and method of adoption	Effect on the financial statements or other significant matters
ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income	This standard, issued in February 2018, permits a reclassification from accumulated other comprehensive income ("AOCI") to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act of 2017 ("Tax Reform"). Stranded tax effects arise because U.S. GAAP requires that the impact of a change in tax laws or rates on deferred tax liabilities and assets be reported in net income, even if related to items recognized within accumulated other comprehensive income. The amount of the reclassification would be based on the difference between the historical corporate income tax rate and the newly enacted 21% corporate income tax rate, applied to deferred tax liabilities and assets reported within accumulated other comprehensive income.	January 1, 2019 with the change reported in the period of adoption.	The impact to the January 1, 2019 Consolidated Balance Sheet was an increase to AOCI of $137, with a corresponding decrease to Retained earnings. The ASU did not have a material impact on the Company's results of operations, cash flows, or disclosures.
ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities	This standard, issued in August 2017, enables entities to better portray risk management activities in their financial statements, as follows: • Expands an entity's ability to hedge nonfinancial and financial risk components and reduces complexity in accounting for fair value hedges of interest rate risk, • Eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item, and • Eases certain documentation and assessment requirements and modifies the accounting for components excluded from the assessment of hedge effectiveness, and modifies required disclosures. In October 2018, the FASB issued an amendment which expands the list of U.S. benchmark interest rates permitted in the application of hedge accounting.	January 1, 2019, using the modified retrospective method, with the exception of the presentation and disclosure requirements which were adopted prospectively.	The adoption had no effect on the Company's financial condition, results of operations, or cash flows. As a result of the adoption, the Company has updated its Derivatives accounting policy with respect to fair value and cash flow hedges. Other required disclosure changes have been included in Note 3, *Derivative Financial Instruments.*

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Standard	Description of Requirements	Effective date and method of adoption	Effect on the financial statements or other significant matters
ASU 2016-02, Leases	This standard, issued in February 2016, requires lessees to recognize a right-of-use asset and a lease liability for all leases with terms of more than 12 months. The lease liability will be measured as the present value of the lease payments, and the asset will be based on the liability. For income statement purposes, expense recognition will depend on the lessee's classification of the lease as either finance, with a front-loaded amortization expense pattern similar to current capital leases, or operating, with a straight-line expense pattern similar to current operating leases. Lessor accounting will be similar to the current model, and lessors will be required to classify leases as operating, direct financing, or sales-type. ASU 2016-02 also replaces the sale-leaseback guidance to align with the new revenue recognition standard, addresses statement of operation and statement of cash flow classification, and requires additional disclosures for all leases. In addition, the FASB issued various amendments during 2018 to clarify and simplify the provisions and implementation guidance of ASU 2016-02.	January 1, 2019 using the modified retrospective method.	The adoption did not have a material impact on the Company's financial condition, results of operations, or cash flows.
ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities	This standard, issued in January 2016, addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments, including requiring: • Equity investments (except those consolidated or accounted for under the equity method) to be measured at fair value with changes in fair value recognized in net income. • Elimination of the disclosure of methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost.	January 1, 2018 using the modified retrospective method, except for certain provisions that were required to be applied using the prospective method.	The impact to the January 1, 2018 Consolidated Balance Sheet was a $12 increase, net of tax, to Retained earnings (deficit) with a corresponding decrease of $12, net of tax, to AOCI to recognize the unrealized gain associated with Equity securities. The provisions that required prospective adoption had no effect on the Company's financial condition, results of operations, or cash flows. Under previous guidance, prior to January 1, 2018, Equity securities were classified as available for sale with changes in fair value recognized in Other comprehensive income.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Standard	Description of Requirements	Effective date and method of adoption	Effect on the financial statements or other significant matters
ASU 2014-09, Revenue from Contracts with Customers	This standard, issued in May 2014, requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. ASU 2014-09 also updated the accounting for certain costs associated with obtaining and fulfilling contracts with customers and requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In addition, the FASB issued various amendments during 2016 to clarify the provisions and implementation guidance of ASU 2014-09. Revenue recognition for insurance contracts and financial instruments is explicitly scoped out of the guidance.	January 1, 2018 using the modified retrospective method.	The adoption had no impact on revenue recognition. However, the adoption resulted in a $95 increase in Other assets to capitalize costs to obtain and fulfill certain financial services contracts. This adjustment was offset by a related $19 increase in deferred tax liabilities, resulting in a net $76 increase to Retained earnings (deficit) on the Consolidated Balance Sheet as of January 1, 2018. In addition, disclosures have been updated to reflect accounting policy changes made as a result of the implementation of ASU 2014-09. (See the Significant Accounting Policies section.) Comparative information has not been adjusted and continues to be reported under previous revenue recognition guidance. As of December 31, 2018, the adoption of ASU 2014-09 resulted in a $105 increase in Other assets, reduced by a related $22 decrease in Deferred income taxes, resulting in a net $83 increase to Retained earnings (deficit) on the Consolidated Balance Sheet. For the year ended December 31, 2018 , the adoption resulted in a $3 increase in Operating expenses on the Consolidated Statement of Operations and had no impact on Net cash provided by operating activities.

Future Adoption of Accounting Pronouncements

The following table provides a description of future adoptions of new accounting standards that may have an impact on the Company's financial statements when adopted:

Standard	Description of Requirements	Effective date and transition provisions	Effect on the financial statements or other significant matters
ASU 2020-04, Reference Rate Reform	This standard, issued in March 2020, provides temporary optional expedients and exceptions for applying U.S. GAAP principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. In January, 2021, the FASB issued ASU 2021-01 which clarified the scope of relief related to ASU 2020-04.	The amendments are effective as of March 12, 2020, the issuance date of the ASU. An entity may elect to apply the amendments prospectively through December 31, 2022.	The Company expects that it will elect to apply some of the expedients and exceptions provided in ASU 2020-04; however, the Company is still evaluating the guidance, and therefore, the impact of the adoption of ASU 2020-04 on the Company's financial condition and results of operations has not yet been determined.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Standard	Description of Requirements	Effective date and transition provisions	Effect on the financial statements or other significant matters
ASU 2019-12, Simplifying the Accounting for Income Taxes	This standard, issued in December 2019, simplifies the accounting for income taxes by eliminating certain exceptions to the general principles and simplifying several aspects of ASC 740, Income taxes, including requirements related to the following: • The intraperiod tax allocation exception to the incremental approach, • The tax basis step-up in goodwill obtained in a transaction that is not a business combination, • Hybrid tax regimes, • Ownership changes in investments - changes from a subsidiary to an equity method investment, • Separate financial statements of entities not subject to tax, • Interim-period accounting for enacted changes in tax law, and • The year-to-date loss limitation in interimperiod tax accounting.	January 1, 2021 with early adoption permitted. Early adoption in an interim period must reflect any adjustments as of the beginning of the annual period. Initial adoption of ASU 2019-12 is required to be reported on a prospective basis, except for certain provisions that are required to be applied retrospectively or modified retrospectively.	The Company intends to adopt ASU 2019-12 as of January 1, 2021 on a prospective basis, except for those provisions that are required to be applied on a retrospective or modified retrospective basis. The Company does not expect ASU 2019-12 to have a material impact on the Company's financial condition, results of operations, or cash flows.
ASU 2018-12, Targeted Improvements to the Accounting for Long- Duration Contracts	This standard, issued in August 2018, changes the measurement and disclosures of insurance liabilities and deferred acquisition costs ("DAC") for long-duration contracts issued by insurers.	In November, 2020, the FASB released ASU 2020-11, which deferred the effective date of the amendments in ASU 2018-12 for SEC filers to fiscal years ending after December 15, 2022, including interim periods within those fiscal years. Initial adoption for the liability for future policy benefits and DAC is required to be reported using either a full retrospective or modified retrospective approach. For market risk benefits, full retrospective application is required.	The implications of these requirements, including transition options, and related potential financial statement impacts are currently being evaluated. While it is not possible to estimate the expected impact of adoption at this time, the Company believes there is a reasonable possibility that implementation of ASU 2018-12 may result in a significant impact on Shareholder's equity and future earnings patterns.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

2.   Investments

Fixed Maturities

Available-for-sale and FVO fixed maturities were as follows as of December 31, 2020:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	Allowance for credit losses
Fixed maturities:						
U.S. Treasuries	$ 535	$ 186	$ —	$ —	$ 721	$ —
U.S. Government agencies and authorities	18	1	—	—	19	—
State, municipalities and political subdivisions	698	116	—	—	814	—
U.S. corporate public securities	7,632	1,531	7	—	9,156	—
U.S. corporate private securities	3,870	536	27	—	4,379	—
Foreign corporate public securities and foreign governments[1]	2,539	413	1	—	2,951	—
Foreign corporate private securities[1]	2,991	348	25	—	3,303	11
Residential mortgage-backed securities	4,071	171	15	11	4,237	1
Commercial mortgage-backed securities	2,712	207	26	—	2,893	—
Other asset-backed securities	1,500	28	6	—	1,520	2
Total fixed maturities, including securities pledged	26,566	3,537	107	11	29,993	14
Less: Securities pledged	169	52	1	—	220	—
Total fixed maturities	$ 26,397	$ 3,485	$ 106	$ 11	$ 29,773	$ 14

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities were as follows as of December 31, 2019:

Fixed maturities:	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3][4]
U.S. Treasuries	$ 565	$ 129	$ 3	$ —	$ 691	$ —
U.S. Government agencies and authorities	19	—	—	—	19	—
State, municipalities and political subdivisions	747	68	—	—	815	—
U.S. corporate public securities	7,103	941	13	—	8,031	—
U.S. corporate private securities	3,776	306	16	—	4,066	—
Foreign corporate public securities and foreign governments[1]	2,417	265	3	—	2,679	—
Foreign corporate private securities[1]	3,171	205	1	—	3,375	—
Residential mortgage-backed securities	3,685	125	11	11	3,810	2
Commercial mortgage-backed securities	2,381	122	3	—	2,500	—
Other asset-backed securities	1,472	15	13	—	1,474	1
Total fixed maturities, including securities pledged	25,336	2,176	63	11	27,460	3
Less: Securities pledged	749	85	6	—	828	—
Total fixed maturities	$ 24,587	$ 2,091	$ 57	$ 11	$ 26,632	$ 3

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).
[4] Amount excludes $194 of net unrealized gains on impaired available-for-sale securities.

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2020, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called or prepaid. Mortgage-backed securities ("MBS") and Other asset-backed securities ("ABS") are shown separately because they are not due at a single maturity date.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 788	$ 797
After one year through five years	3,421	3,686
After five years through ten years	5,244	5,980
After ten years	8,830	10,880
Mortgage-backed securities	6,783	7,130
Other asset-backed securities	1,500	1,520
Fixed maturities, including securities pledged	$ 26,566	$ 29,993

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer. As of December 31, 2020 and 2019, the Company did not have any investments in a single issuer, other than obligations of the U.S.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Government and government agencies, with a carrying value in excess of 10% of the Company's Consolidated Shareholder's equity.

The following tables present the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of the dates indicated:

		Amortized Cost		Gross Unrealized Capital Gains		Gross Unrealized Capital Losses		Fair Value
December 31, 2020								
Communications	$	950	$	231	$	1	$	1,180
Financial		2,921		472		2		3,391
Industrial and other companies		7,284		1,155		13		8,426
Energy		1,571		259		22		1,808
Utilities		3,025		530		1		3,554
Transportation		929		128		20		1,037
Total	$	16,680	$	2,775	$	59	$	19,396
December 31, 2019								
Communications	$	1,002	$	156	$	—	$	1,158
Financial		2,650		302		—		2,952
Industrial and other companies		7,053		667		11		7,709
Energy		1,675		185		18		1,842
Utilities		2,913		294		1		3,206
Transportation		856		78		2		932
Total	$	16,149	$	1,682	$	32	$	17,799

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Condensed Consolidated Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and reported at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Condensed Consolidated Statements of Operations.

The Company invests in various categories of CMOs, including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31, 2020 and 2019, approximately 48.2% and 48.4%, respectively, of the Company's CMO holdings, were invested in the above mentioned types of CMOs such as interest-only or principal-only strips, that are subject to more prepayment and extension risk than traditional CMOs.

Public corporate fixed maturity securities are distinguished from private corporate fixed maturity securities based upon the manner in which they are transacted. Public corporate fixed maturity securities are issued initially through market intermediaries on a registered basis or pursuant to Rule 144A under the Securities Act of 1933 (the "Securities Act") and are traded on the secondary market through brokers acting as principal. Private corporate fixed maturity securities are originally issued by borrowers directly to investors pursuant to Section 4(a)(2) of the Securities Act, and are traded in the secondary market directly with counterparties, either without the participation of a broker or in agency transactions.

Repurchase Agreement

As of December 31, 2020 and 2019, the Company did not have any securities pledged in dollar rolls, repurchase agreement transactions or reverse repurchase agreements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Securities Pledged

The Company engages in securities lending whereby the initial collateral is required at a rate of 102% of the market value of the loaned securities. The lending agent retains the collateral and invests it in high quality liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. The lending agent indemnifies the Company against losses resulting from the failure of a counterparty to return securities pledged where collateral is insufficient to cover the loss. As of December 31, 2020 and 2019, the fair value of loaned securities was $143 and $715, respectively, and is included in Securities pledged on the Consolidated Balance Sheets.

If cash is received as collateral, the lending agent retains the cash collateral and invests it in short-term liquid assets on behalf of the Company. As of December 31, 2020 and 2019, cash collateral retained by the lending agent and invested in short-term liquid assets on the Company's behalf was $74 and $650, respectively, and is recorded in Short-term investments under securities loan agreements, including collateral delivered on the Consolidated Balance Sheets. As of December 31, 2020 and 2019, liabilities to return collateral of $74 and $650, respectively, are included in Payables under securities loan agreements, including collateral held, on the Consolidated Balance Sheets.

The Company accepts non-cash collateral in the form of securities. The securities retained as collateral by the lending agent may not be sold or re-pledged, except in the event of default, and are not reflected on the Company's Consolidated Balance Sheets. This collateral generally consists of U.S. Treasury, U.S. Government agency securities and MBS pools. As of December 31, 2020 and 2019, the fair value of securities retained as collateral by the lending agent on the Company's behalf was $70 and $91, respectively.

The following table presents borrowings under securities pledged transactions by asset class pledged for the dates indicated:

	December 31, 2020[(1)(2)]	December 31, 2019[(1)(2)]
U.S. Treasuries	$ 70	$ 109
U.S. corporate public securities	54	447
Foreign corporate public securities and foreign governments	20	185
Equity Securities	—	—
Payables under securities loan agreements	$ 144	$ 741

[(1)] As of December 31, 2020 and December 31, 2019, borrowings under securities lending transactions include cash collateral of $74 and $650, respectively.
[(2)] As of December 31, 2020 and December 31, 2019, borrowings under securities lending transactions include non-cash collateral of $70 and $91, respectively.

The Company's securities lending activities are conducted on an overnight basis, and all securities loaned can be recalled at any time. The Company does not offset assets and liabilities associated with its securities lending program.

Variable Interest Entities ("VIEs")

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company did not provide any non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value and ownership interest of these investments are included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income on the Consolidated Statements of Operations.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Securitizations

The Company invests in various tranches of securitization entities, including Residential mortgage-backed securities ("RMBS"), Commercial mortgage-backed securities ("CMBS") and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs. The Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company, through its investments or other arrangements, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in the *Fair Value Measurements* Note to these Consolidated Financial Statements and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS that are accounted for under the FVO for which changes in fair value are reflected in Other net realized gains (losses) in the Consolidated Statements of Operations. The Company's maximum exposure to loss on these structured investments is limited to the amount of its investment.

Allowance for credit losses

The following table presents a rollforward of the allowance for credit losses on available-for-sale fixed maturity securities for the period presented:

	Year Ended December 31, 2020				
	Residential mortgage-backed securities	Commercial mortgage-backed securities	Foreign corporate private securities	Other asset-backed securities	Total
Balance as of January 1	$ —	$ —	$ —	$ —	$ —
Credit losses on securities for which credit losses were not previously recorded	1	—	11	2	14
Initial allowance for credit losses recognized on financial assets accounted for as PCD (Purchased Credit Deteriorated)	—	—	—	—	—
Reductions for securities sold during the period	—	—	—	—	—
Reductions for intent to sell or more likely than not will be required to sell securities prior to recovery of amortized cost	—	—	—	—	—
Increase (decrease) on securities with allowance recorded in previous period	—	—	—	—	—
Write-offs	—	—	—	—	—
Recoveries of amounts previously written off	—	—	—	—	—
Balance as of December 31	$ 1	$ —	$ 11	$ 2	$ 14

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2020:

	Twelve Months or Less Below Amortized Cost			More Than Twelve Months Below Amortized Cost			Total		
	Fair Value	Unrealized Capital Losses	Number of securities	Fair Value	Unrealized Capital Losses	Number of securities	Fair Value	Unrealized Capital Losses	Number of securities
U.S. Treasuries	$ 8	$ —	2	$ —	$ —	—	$ 8	$ —	2
U.S. Government, agencies and authorities	—	—	—	—	—	—	—	—	—
State, municipalities and political subdivisions	5	—	2	—	—	—	5	—	2
U.S. corporate public securities	199	5	182	22	2	4	221	7	186
U.S. corporate private securities	316	10	29	71	17	7	387	27	36
Foreign corporate public securities and foreign governments	32	1	22	6	—	2	38	1	24
Foreign corporate private securities	176	25	20	3	—	1	179	25	21
Residential mortgage-backed	613	11	134	119	4	54	732	15	188
Commercial mortgage-backed	579	25	105	33	1	7	612	26	112
Other asset-backed	206	1	59	265	5	88	471	6	147
Total	$ 2,134	$ 78	555	$ 519	$ 29	163	$ 2,653	$ 107	718

The Company concluded that an allowance for credit losses was unnecessary for these securities because the unrealized losses are not credit related.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2019:

	Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 68	$ 3	$ 12	$ — *	$ 80	$ 3
U.S. Government, agencies and authorities	18	— *	—	—	18	— *
State, municipalities and political subdivisions	21	— *	—	—	21	— *
U.S. corporate public securities	97	3	131	10	228	13
U.S. corporate private securities	75	— *	134	16	209	16
Foreign corporate public securities and foreign governments	6	— *	53	3	59	3
Foreign corporate private securities	21	— *	56	1	77	1
Residential mortgage-backed	535	6	139	5	674	11
Commercial mortgage-backed	331	3	18	— *	349	3
Other asset-backed	217	2	500	11	717	13
Total	$ 1,389	$ 17	$ 1,043	$ 46	$ 2,432	$ 63
Total number of securities in an unrealized loss position		289		278		567

*Less than $1.

Based on the Company's quarterly evaluation of its securities in a unrealized loss position, described below, the Company concluded that these securities were not impaired as of December 31, 2020. The Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases. See the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements for the policy used to evaluate whether the investments are impaired.

Gross unrealized capital losses on fixed maturities, including securities pledged, increased $44 from $63 to $107 for the year ended December 31, 2020. The increase in gross unrealized capital losses was primarily due to higher interest rates in the longer end of the yield curve. As of December 31, 2020, $5 of the total $107 of gross unrealized losses were from 3 available-for-sale fixed maturity securities with an unrealized loss position of 20% or more of amortized cost for 12 months or greater.

Evaluating Securities for Impairments

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities in accordance with its impairment policy in order to evaluate whether such investments are impaired.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the Company's impairments included in the Consolidated Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the periods indicated:

	Year Ended December 31,					
	2020		**2019**		**2018**	
	Impairment	**No. of Securities**	**Impairment**	**No. of Securities**	**Impairment**	**No. of Securities**
State municipalities, and political subdivisions	$ —	6	$ —*	6	$ —	—
U.S. corporate public securities	12	43	11	25	6	2
U.S. corporate private securities	—	2	1	16	—	—
Foreign corporate public securities and foreign governments[1]	1	22	3	15	2	3
Foreign corporate private securities[1]	—	7	18	11	9	1
Residential mortgage-backed	3	44	4	71	3	58
Commercial mortgage-backed	20	106	—*	18	—*	1
Other asset-backed	1	61	3	73	—*	1
Total	$ 37	291	$ 40	235	$ 20	66
Credit Impairments	$ —		$ 20		$ 14	
Intent Impairments	$ 37		$ 20		$ 6	

[1] Primarily U.S. dollar denominated.

*Less than $1.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

For the year ended December 31, 2020 intent impairments in the amount of $26 were recorded on assets designated to be included in the reinsurance agreement associated with the Individual Life Transaction.

Troubled Debt Restructuring

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructuring when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. For the year ended December 31, 2020, the Company had eight new commercial mortgage loan troubled debt restructurings with a pre-modification carrying value and post-modification carrying value of $45. For the year ended December 31, 2020, the Company had no new private placement troubled debt restructuring. As of December 31, 2019, the Company had one commercial mortgage loan troubled debt restructuring and had one private placement troubled debt restructuring.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

As of December 31, 2020 and 2019, the Company did not have any private placements modified in a troubled debt restructuring with a subsequent payment default. As of December 31, 2020, the Company had no commercial mortgage loans modified in a troubled debt restructuring with a subsequent payment default. As of December 31, 2019, the Company had one commercial mortgage loan modified in a troubled debt restructuring with a subsequent payment default.

Mortgage Loans on Real Estate

The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates mortgage loans based on relevant current information including a review of loan-specific credit quality, property characteristics and market trends. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that a property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

Table of Contents
Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements(Dollar amounts in millions, unless otherwise stated)

The following tables present commercial mortgage loans by year of origination and LTV ratio as of the dates indicated.

	As of December 31, 2020					
	Loan-to-Value Ratios					
Year of Origination	0% - 50%	>50% - 60%	>60% - 70%	>70% - 80%	>80% and above	Total
2020	$ 164	$ 206	$ 39	$ —	$ —	$ 409
2019	209	165	107	—	—	481
2018	124	91	73	—	—	288
2017	499	356	6	—	—	861
2016	399	275	1	—	—	675
2015	407	68	—	—	—	475
2014 and prior	1,167	323	15	—	—	1,505
Total	$ 2,969	$ 1,484	$ 241	$ —	$ —	$ 4,694

	As of December 31, 2019					
	Loan-to-Value Ratios					
Year of Origination	0% - 50%	>50% - 60%	>60% - 70%	>70% - 80%	>80% and above	Total
2019	85	96	145	170	26	522
2018	4	88	110	133	14	349
2017	101	244	566	13	10	934
2016	46	150	470	31	—	697
2015	10	343	168	8	—	529
2014 and prior	134	252	1,093	154	—	1,633
Total	$ 380	$ 1,173	$ 2,552	$ 509	$ 50	$ 4,664

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following tables present commercial mortgage loans by year of origination and DSC ratio as of the dates indicated.

As of December 31, 2020

Debt Service Coverage Ratios

Year of Origination	>1.5x	>1.25x - 1.5x	>1.0x - 1.25x	<1.0x	Commercial mortgage loans secured by land or construction loans	Total
2020	$ 298	$ 93	$ 18	$ —	$ —	$ 409
2019	319	77	36	49	—	481
2018	102	79	60	47	—	288
2017	494	204	103	60	—	861
2016	591	53	31	—	—	675
2015	445	23	—	7	—	475
2014 and prior	1,231	155	72	47	—	1,505
Total	$ 3,480	$ 684	$ 320	$ 210	$ —	$ 4,694

As of December 31, 2019

Debt Service Coverage Ratios

Year of Origination	>1.5x	>1.25x - 1.5x	>1.0x - 1.25x	<1.0x	Commercial mortgage loans secured by land or construction loans	Total
2019	353	127	42	—	—	522
2018	236	3	60	50	—	349
2017	481	238	133	82	—	934
2016	615	59	23	—	—	697
2015	492	32	—	5	—	529
2014 and prior	1,358	128	88	59	—	1,633
Total	$ 3,535	$ 587	$ 346	$ 196	$ —	$ 4,664

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following tables present the commercial mortgage loans by year of origination and U.S. region as of the dates indicated.

As of December 31, 2020

U.S. Region

Year of Origination	Pacific	South Atlantic	Middle Atlantic	West South Central	Mountain	East North Central	New England	West North Central	East South Central	Total
2020	$ 84	$ 159	$ 35	$ 37	$ 32	$ 29	$ 1	$ 12	$ 20	$ 409
2019	63	122	11	137	54	39	17	11	27	481
2018	49	98	57	34	26	11		13	—	288
2017	99	98	352	136	74	60	5	37	—	861
2016	156	127	180	32	72	72	9	21	6	675
2015	109	133	100	30	42	48	9	4	—	475
2014 and prior	417	290	226	111	156	132	40	104	29	1,505
Total	$ 977	$ 1,027	$ 961	$ 517	$ 456	$ 391	$ 81	$ 202	$ 82	$ 4,694

As of December 31, 2019

U.S. Region

Year of Origination	Pacific	South Atlantic	Middle Atlantic	West South Central	Mountain	East North Central	New England	West North Central	East South Central	Total
2019	63	127	26	155	53	43	18	11	26	522
2018	50	132	60	43	26	11	—	12	15	349
2017	103	99	396	151	77	60	5	43	—	934
2016	158	132	187	32	75	77	9	21	6	697
2015	125	160	103	34	43	50	10	4	—	529
2014 and prior	445	316	247	122	168	142	42	121	30	1,633
Total	$ 944	$ 966	$ 1,019	$ 537	$ 442	$ 383	$ 84	$ 212	$ 77	$ 4,664

Table of Contents
Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements(Dollar amounts in millions, unless otherwise stated)

The following tables present the commercial mortgage loans by year of origination and property type as of the dates indicated.

	As of December 31, 2020							
	Property Type							
Year of Origination	Retail	Industrial	Apartments	Office	Hotel/Motel	Other	Mixed Use	Total
2020	$ 51	$ 73	$ 141	$ 144	$ —	$ —	$ —	$ 409
2019	32	73	283	71	22	—	—	481
2018	49	78	124	17	3	17	—	288
2017	102	415	204	136	4	—	—	861
2016	129	244	138	144	9	7	4	675
2015	121	180	65	51	17	41	—	475
2014 and prior	671	125	273	210	62	125	39	1,505
Total	$ 1,155	$ 1,188	$ 1,228	$ 773	$ 117	$ 190	$ 43	$ 4,694

	As of December 31, 2019							
	Property Type							
Year of Origination	Retail	Industrial	Apartments	Office	Hotel/Motel	Other	Mixed Use	Total
2019	33	90	299	81	19	—	—	522
2018	52	91	152	32	4	18	—	349
2017	104	461	218	147	4	—	—	934
2016	131	254	147	146	8	7	4	697
2015	148	185	69	62	23	42	—	529
2014 and prior	730	135	300	229	69	130	40	1,633
Total	$ 1,198	$ 1,216	$ 1,185	$ 697	$ 127	$ 197	$ 44	$ 4,664

The following table summarizes the activity in the allowance for losses for commercial mortgage loans for the periods indicated:

	2020
Allowance for credit losses, balance at January 1	$ 12 [(1)]
Credit losses on mortgage loans for which credit losses were not previously recorded	5
Increase (decrease) on mortgage loans with allowance recorded in previous period	52
Provision for expected credit losses	69
Write-offs	(2)
Recoveries of amounts previously written-off	—
Allowance for credit losses, balance at December 31	$ 67

[(1)] On January 1, 2020, as a result of implementing ASU 2016-13 Measurement of Credit Losses of Financial Instruments, the Company recorded a transition adjustment on a continuing basis for Allowance for credit losses on mortgage loans on real estate of $12.

While still heavily impacted by COVID-19, the Commercial Mortgage Loan portfolio allowance increased by $28 during the fourth quarter as certain sectors of the economy resumed operations, albeit at lower than pre-pandemic levels. We continue to observe distress in the hotel sector.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

To provide temporary financial assistance to our commercial mortgage loans borrowers adversely affected by COVID-19 related stress, the Company has provided payment forbearance to approximately 7% of the outstanding principal amount of our commercial mortgage loans. Deferred payment amounts are expected to be repaid across the 12 months following the end of the agreed upon forbearance period. No modifications to any commercial mortgage loans have been made as of the issuance date of this filing.

The following table presents past due commercial mortgage loans as of the dates indicated:

	December 31, 2020	December 31, 2019
Delinquency:		
Current	$ 4,691	$ 4,664
30-59 days past due	—	—
60-89 days past due	—	—
Greater than 90 days past due	3	—
Total	$ 4,694	$ 4,664

Commercial mortgage loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended. As of December 31, 2020, the Company had one commercial mortgage loans in non-accrual status. As of December 31, 2019, the Company had no commercial mortgage loans in non-accrual status. There was no interest income recognized on loans in non-accrual status for the years ended December 31, 2020 and December 31, 2019.

As of December 31, 2020 and December 31, 2019, the Company had no commercial mortgage loans that were over 90 days or more past due but are not on non-accrual status. The Company had no commercial mortgage loans on non-accrual status for which there is no related allowance for credit losses as of December 31, 2020.

Net Investment Income

The following table summarizes Net investment income for the periods indicated:

	Year Ended December 31,		
	2020	**2019**	**2018**
Fixed maturities	$ 1,603	$ 1,432	$ 1,363
Equity securities	9	6	5
Mortgage loans on real estate	200	224	220
Policy loans	12	7	9
Short-term investments and cash equivalents	2	3	3
Other	107	91	95
Gross investment income	1,933	1,763	1,695
Less: investment expenses	75	74	72
Net investment income	$ 1,858	$ 1,689	$ 1,623

As of December 31, 2020 and 2019, the Company had $1 and $0, respectively, of investments in fixed maturities that did not produce net investment income. Fixed maturities are moved to a non-accrual status when the investment defaults.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Such interest income is recorded in Net investment income in the Consolidated Statements of Operations.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) comprise the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within products and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. Net realized capital gains (losses) also include changes in fair value of equity securities. The cost of the investments on disposal is generally determined based on first-in-first-out ("FIFO") methodology.

Net realized capital gains (losses) were as follows for the periods indicated:

	Year Ended December 31,		
	2020	**2019**	**2018**
Fixed maturities, available-for-sale, including securities pledged	$ (23)	$ 11	$ (69)
Fixed maturities, at fair value option	(257)	(47)	(227)
Equity securities	3	(16)	(4)
Derivatives	49	(82)	(36)
Embedded derivatives - fixed maturities	—	2	(4)
Guaranteed benefit derivatives	(27)	(11)	94
Mortgage Loans	(56)	—	—
Other investments	1	(1)	4
Net realized capital gains (losses)	$ (310)	$ (144)	$ (242)

Proceeds from the sale of fixed maturities, available-for-sale, and equity securities and the related gross realized gains and losses, before tax were as follows for the periods indicated:

	Year Ended December 31,		
	2020	**2019**	**2018**
Proceeds on sales	$ 1,512	$ 2,418	$ 2,498
Gross gains	85	30	14
Gross losses	59	25	50

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

3.   Derivative Financial Instruments

The Company primarily enters into the following types of derivatives:

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Futures: The Company uses interest rate futures contracts to hedge its exposure to market risks due to changes in interest rates. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margins, with the exchange, on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships. The Company may also use futures contracts as a hedge against an increase in certain equity indices.
.
Managed custody guarantees ("MCGs"): The Company issues certain credited rate guarantees on variable fixed income portfolios that represent stand-alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates and credit ratings/spreads.

Embedded derivatives: The Company also invests in certain fixed maturity instruments and has issued certain products that contain embedded derivatives for which market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. In addition, the Company has entered into coinsurance with funds withheld arrangements, which contain embedded derivatives.

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and equity market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset. However, in accordance with the Chicago Mercantile Exchange ("CME") rules related to the variation margin payments, the Company is required to adjust the derivative balances with the variation margin payments related to its cleared derivatives executed through CME.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of the dates indicated:

	December 31, 2020			December 31, 2019		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Qualifying for hedge accounting[1]						
Cash flow hedges:						
Interest rate contracts	$ 18	$ —	$ —	$ 23	$ —	$ —
Foreign exchange contracts	628	3	36	652	10	18
Derivatives: Non-qualifying for hedge accounting[1]						
Interest rate contracts	14,155	137	171	18,640	210	261
Foreign exchange contracts	83	—	3	54	—	1
Equity contracts	55	5	5	63	4	3
Credit contracts	188	—	1	182	—	2
Embedded derivatives and Managed custody guarantees:						
Within fixed maturity investments	N/A	11	—	N/A	11	—
Within products	N/A	—	59	N/A	—	33
Within reinsurance agreements	N/A	—	—	N/A	—	23
Managed custody guarantees	N/A	—	4	N/A	—	—
Total		$ 156	$ 279		$ 235	$ 341

[1] Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value.
N/A - Not Applicable

Based on the notional amounts, a substantial portion of the Company's derivative positions was not designated or did not qualify for hedge accounting as part of a hedging relationship as of December 31, 2020 and 2019. The Company utilizes derivative contracts mainly to hedge exposure to variability in cash flows, interest rate risk, credit risk, foreign exchange risk and equity market risk. The majority of derivatives used by the Company are designated as product hedges, which hedge the exposure arising from insurance liabilities or guarantees embedded in the contracts the Company offers through various product lines. These derivatives do not qualify for hedge accounting as they do not meet the criteria of being "highly effective" as outlined in ASC Topic 815, but do provide an economic hedge, which is in line with the Company's risk management objectives. The Company also uses derivatives contracts to hedge its exposure to various risks associated with the investment portfolio. The Company does not seek hedge accounting treatment for certain of these derivatives as they generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules outlined in ASC Topic 815. The Company also uses credit default swaps coupled with other investments in order to produce the investment characteristics of otherwise permissible investments that do not qualify as effective accounting hedges under ASC Topic 815.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Although the Company has not elected to net its derivative exposures, the notional amounts and fair values of Over-The-Counter ("OTC") and cleared derivatives excluding exchange traded contracts are presented in the tables below as of the dates indicated:

	December 31, 2020		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**
Credit contracts	$ 188	$ —	$ 1
Equity contracts	55	5	5
Foreign exchange contracts	711	3	39
Interest rate contracts	12,567	137	171
		145	216
Counterparty netting[1]		(141)	(141)
Cash collateral netting[1]		(1)	(43)
Securities collateral netting[1]		—	(28)
Net receivables/payables		$ 3	$ 4

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

	December 31, 2019		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**
Credit contracts	$ 182	$ —	$ 2
Equity contracts	63	4	3
Foreign exchange contracts	706	10	19
Interest rate contracts	17,621	210	261
		224	285
Counterparty netting[1]		(217)	(217)
Cash collateral netting[1]		(6)	(58)
Securities collateral netting[1]		—	(5)
Net receivables/payables		$ 1	$ 5

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

Collateral

Under the terms of the OTC Derivative International Swaps and Derivatives Association, Inc. ("ISDA") agreements, the Company may receive from, or deliver to, counterparties collateral to assure that terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. To the extent cash collateral is received and delivered, it is included in Payables under securities loan agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2020, the Company held $5 and delivered $43 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. As of December 31, 2019, the Company held $7 and $55 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. In addition, as of December 31, 2020, the Company delivered $77 of securities and held no securities as collateral. As of December 31, 2019, the Company delivered $113 of securities and held no securities as collateral.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The location and effect of derivatives qualifying for hedge accounting on the Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income are as follows for the period indicated:

	Year Ended December 31			
	2020		**2019**	
	Interest Rate Contracts	**Foreign Exchange Contracts**	**Interest Rate Contracts**	**Foreign Exchange Contracts**
Derivatives: Qualifying for hedge accounting				
Location of Gain or (Loss) Reclassified from Accumulated Other Comprehensive Income into Income	Net Investment Income	Net Investment Income and Other Net Realized Capital Gains/(Losses)	Net Investment Income	Net Investment Income and Other Net Realized Capital Gains/(Losses)
Amount of Gain or (Loss) Recognized in Other Comprehensive Income	$ 1	$ (23)	$ 2	$ —
Amount of Gain or (Loss) Reclassified from Accumulated Other Comprehensive Income	—	7	—	10

The location and amount of gain (loss) recognized in the Consolidated Statements of Operations for derivatives qualifying for hedge accounting are as follows for the period indicated:

	Year Ended December 31,			
	2020		**2019**	
	Net Investment Income	**Other net realized capital gains/(losses)**	**Net Investment Income**	**Other net realized capital gains/ (losses)**
Total amounts of line items presented in the statement of operations in which the effects of cash flow hedges are recorded	$ 1,858	$ (273)	$ 1,689	$ (101)
Derivatives: Qualifying for hedge accounting				
Cash flow hedges:				
Foreign exchange contracts:				
Gain (loss) reclassified from accumulated other comprehensive income into income	10	(3)	10	—

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The location and effect of derivatives not designated as hedging instruments on the Consolidated Statements of Operations are as follows for the periods indicated:

	Location of Gain or (Loss) Recognized in Income on Derivative	Year Ended December 31,		
		2020	2019	2018
Derivatives: Non-qualifying for hedge accounting				
Interest rate contracts	Other net realized capital gains (losses)	$ 51	$ (85)	$ (44)
Foreign exchange contracts	Other net realized capital gains (losses)	(2)	1	1
Equity contracts	Other net realized capital gains (losses)	—	1	—
Credit contracts	Other net realized capital gains (losses)	3	1	(1)
Embedded derivatives and Managed custody guarantees:				
Within fixed maturity investments	Other net realized capital gains (losses)	—	2	(4)
Within products	Other net realized capital gains (losses)	(23)	(11)	94
Within reinsurance agreements	Policyholder benefits	23	(102)	58
Managed custody guarantees	Other net realized capital gains (losses)	(4)	—	—
Total		$ 48	$ (193)	$ 104

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

4. Fair Value Measurements

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 548	$ 173	$ —	$ 721
U.S. Government agencies and authorities	—	19	—	19
State, municipalities and political subdivisions	—	814	—	814
U.S. corporate public securities	—	9,099	57	9,156
U.S. corporate private securities	—	3,093	1,286	4,379
Foreign corporate public securities and foreign governments[1]	—	2,951	—	2,951
Foreign corporate private securities [1]	—	3,008	295	3,303
Residential mortgage-backed securities	—	4,204	33	4,237
Commercial mortgage-backed securities	—	2,893	—	2,893
Other asset-backed securities	—	1,483	37	1,520
Total fixed maturities, including securities pledged	548	27,737	1,708	29,993
Equity securities	17	—	99	116
Derivatives:				
Interest rate contracts	7	130	—	137
Foreign exchange contracts	—	3	—	3
Equity contracts	—	5	—	5
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	610	16	—	626
Assets held in separate accounts	81,096	6,001	222	87,319
Total assets	$ 82,278	$ 33,892	$ 2,029	$118,199
Percentage of Level to total	69 %	29 %	2 %	100 %
Liabilities:				
Derivatives:				
Guaranteed benefit derivatives:				
FIA	$ —	$ —	$ 10	$ 10
Stabilizer and MCGs	—	—	53	53
Other derivatives:				
Interest rate contracts	—	171	—	171
Foreign exchange contracts	—	39	—	39
Equity contracts	—	5	—	5
Credit contracts	—	1	—	1
Embedded derivative on reinsurance	—	—	—	—
Total liabilities	$ —	$ 216	$ 63	$ 279

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 536	$ 155	$ —	$ 691
U.S. Government agencies and authorities	—	19	—	19
State, municipalities and political subdivisions	—	815	—	815
U.S. corporate public securities	—	7,984	47	8,031
U.S. corporate private securities	—	3,064	1,002	4,066
Foreign corporate public securities and foreign governments [1]	—	2,679	—	2,679
Foreign corporate private securities [1]	—	3,185	190	3,375
Residential mortgage-backed securities	—	3,794	16	3,810
Commercial mortgage-backed securities	—	2,500	—	2,500
Other asset-backed securities	—	1,426	48	1,474
Total fixed maturities, including securities pledged	536	25,621	1,303	27,460
Equity securities, available-for-sale	17	—	63	80
Derivatives:				
Interest rate contracts	1	209	—	210
Foreign exchange contracts	—	10	—	10
Equity contracts	—	4	—	4
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,429	—	—	1,429
Assets held in separate accounts	72,448	6,150	115	78,713
Total assets	$ 74,431	$ 31,994	$ 1,481	$107,906
Percentage of Level to total	69 %	30 %	1 %	100 %
Liabilities:				
Derivatives:				
Guaranteed benefit derivatives:				
FIA	$ —	$ —	$ 11	$ 11
Stabilizer and MCGs	—	—	22	22
Other derivatives:				
Interest rate contracts	—	261	—	261
Foreign exchange contracts	—	19	—	19
Equity contracts	—	3	—	3
Credit contracts	—	2	—	2
Embedded derivative on reinsurance	—	23	—	23
Total liabilities	$ —	$ 308	$ 33	$ 341

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement that is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation approaches when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation approaches and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of exit price and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third-party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes.

The valuation approaches and key inputs for each category of assets or liabilities that are classified within Level 2 and Level 3 of the fair value hierarchy are presented below.

For fixed maturities classified as Level 2 assets, fair values are determined using a matrix-based market approach, based on prices obtained from third-party commercial pricing services and the Company's matrix and analytics-based pricing models, which in each case incorporate a variety of market observable information as valuation inputs. The market observable inputs used for these fair value measurements, by fixed maturity asset class, are as follows:

U.S. Treasuries: Fair value is determined using third-party commercial pricing services, with the primary inputs being stripped interest and principal U.S. Treasury yield curves that represent a U.S. Treasury zero-coupon curve.

U.S. government agencies and authorities, State, municipalities and political subdivisions: Fair value is determined using third-party commercial pricing services, with the primary inputs being U.S. Treasury yield curves, trades of comparable securities, credit spreads off benchmark yields and issuer ratings.

U.S. corporate public securities, Foreign corporate public securities and foreign governments: Fair value is determined using third-party commercial pricing services, with the primary inputs being benchmark yields, trades of comparable securities, issuer ratings, bids and credit spreads off benchmark yields.

U.S. corporate private securities and Foreign corporate private securities: Fair values are determined using a matrix and analytics-based pricing model. The model incorporates the current level of risk-free interest rates, current corporate credit spreads, credit quality of the issuer and cash flow characteristics of the security. The model also considers a liquidity spread, the value of any collateral, the capital structure of the issuer, the presence of guarantees, and prices and quotes for comparably rated publicly traded securities.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

RMBS, CMBS and ABS: Fair value is determined using third-party commercial pricing services, with the primary inputs being credit spreads off benchmark yields, prepayment speed assumptions, current and forecasted loss severity, debt service coverage ratios, collateral type, payment priority within tranche and the vintage of the loans underlying the security.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Equity securities: Level 2 and Level 3 equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers.

Derivatives: Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. The Company uses OIS for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. The Company also has certain credit default swaps and options that are priced by third party vendors or by using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. The remaining derivative instruments are valued based on market observable inputs and are classified as Level 2.

Guaranteed benefit derivatives: The index-crediting feature in the Company's FIA contract is an embedded derivative that is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The Company records reserves for Stabilizer and MCG contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The estimated fair value is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities.

The discount rate used to determine the fair value of the embedded derivatives and stand-alone derivative includes an adjustment for nonperformance risk. The nonperformance risk adjustment incorporates a blend of observable, similarly rated peer holding company credit spreads, adjusted to reflect the credit quality of the Company, as well as an adjustment to reflect the non-default spreads and the priority and recovery rates of policyholder claims.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Embedded derivatives on reinsurance: The carrying value of embedded derivatives is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under reinsurance agreements. The fair value of the embedded derivatives is based on market observable inputs and is classified as Level 2.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third-party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

Table of Contents
Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

	Year Ended December 31, 2020											
		Total Realized/ Unrealized Gains (Losses) Included in:										
	Fair Value as of January 1	Net Income	OCI	Purchases	Issuances	Sales	Settlements	Transfers into Level 3	Transfers out of Level 3	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[3]	Change in Unrealized Gains (Losses) Included in OCI[3]
Fixed maturities, including securities pledged:												
U.S. Corporate public securities	$ 47	$ —	$ 4	$ —	$ —	$ (10)	$ (11)	$ 27	$ —	$ 57	$ —	$ 4
U.S. Corporate private securities	1,002	—	33	255	—	(9)	(89)	294	(200)	1,286	—	33
Foreign corporate public securities and foreign governments[1]	—	—	—	—	—	—	—	—	—	—	—	—
Foreign corporate private securities[1]	190	(9)	(21)	190	—	(11)	(4)	4	(44)	295	2	(21)
Residential mortgage-backed securities	16	(7)	—	32	—	—	—	—	(8)	33	(7)	—
Commercial mortgage-backed securities	—	—	—	—	—	—	—	—	—	—	—	—
Other asset-backed securities	48	—	—	4	—	—	(15)	—	—	37	—	—
Total fixed maturities, including securities pledged	1,303	(16)	16	481	—	(30)	(119)	325	(252)	1,708	(5)	16
Equity securities	63	2	—	35	—	—	(1)	—	—	99	2	—
Derivatives:												
Guaranteed benefit derivatives:												
Stabilizer and MCGs[2]	(22)	(29)	—	—	(2)	—	—	—	—	(53)	—	—
FIA[2]	(11)	2	—	—	(2)	—	1	—	—	(10)	—	—
Assets held in separate accounts[4]	115	—	—	161	—	(2)	—	3	(55)	222	—	—

[1] Primarily U.S. dollar denominated.

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations or Unrealized gains (losses) on securities in the Condensed Consolidated Statements of Comprehensive Income

[4] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

Table of Contents
Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

	Year Ended December 31, 2019										
	Fair Value as of January 1	Total Realized/Unrealized Gains (Losses) Included in: Net Income	OCI	Purchases	Issuances	Sales	Settlements	Transfers into Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[4]
Fixed maturities, including securities pledged:											
U.S. Corporate public securities	$ 28	$ —	$ 3	$ —	$ —	$ —	$ (7)	$ 23	$ —	$ 47	$ —
U.S. Corporate private securities	771	(1)	62	246	—	(14)	(61)	8	(9)	1,002	(1)
Foreign corporate private securities[1]	124	(17)	31	108	—	(56)	—	—	—	190	1
Residential mortgage-backed securities	10	(3)	—	9	—	—	—	—	—	16	(4)
Commercial mortgage-backed securities	12	—	—	—	—	—	—	—	(12)	—	—
Other asset-backed securities	94	—	—	—	—	—	(2)	—	(44)	48	—
Total fixed maturities, including securities pledged	1,039	(21)	96	363	—	(70)	(70)	31	(65)	1,303	(4)
Equity securities, available-for-sale	50	(16)	—	29	—	—	—	—	—	63	(16)
Derivatives:											
Guaranteed benefit derivatives:											
Stabilizer and MCGs[2]	(4)	(16)	—	—	(2)	—	—	—	—	(22)	—
FIA[2]	(11)	5	—	—	(5)	—	—	—	—	(11)	—
Assets held in separate accounts[5]	61	4	—	79	—	(2)	—	3	(30)	115	—

[1] Primarily U.S. dollar denominated.

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] The Company’s policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[5] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

For the years ended December 31, 2020 and 2019, the transfers in and out of Level 3 for fixed maturities and separate accounts were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

Significant Unobservable Inputs

The Company's Level 3 fair value measurements of its fixed maturities, equity securities and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Other Financial Instruments

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Consolidated Balance Sheets.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The carrying values and estimated fair values of the Company's financial instruments as of the dates indicated:

	December 31, 2020		December 31, 2019	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, including securities pledged	$ 29,993	$ 29,993	$ 27,460	$ 27,460
Equity securities	116	116	80	80
Mortgage loans on real estate	4,694	5,013	4,664	4,912
Policy loans	187	187	205	205
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	626	626	1,429	1,429
Derivatives	145	145	224	224
Short-term loan to affiliate	653	653	69	69
Other investments	43	43	43	43
Assets held in separate accounts	87,319	87,319	78,713	78,713
Liabilities:				
Investment contract liabilities:				
Funding agreements without fixed maturities and deferred annuities[1]	28,169	36,741	26,337	32,697
Funding agreements with fixed maturities	795	796	877	876
Supplementary contracts, immediate annuities and other	288	345	312	384
Deposit liabilities	—	—	76	152
Derivatives:				
Guaranteed benefit derivatives:				
FIA	10	10	11	11
Stabilizer and MCGs	53	53	22	22
Other derivatives	216	216	285	285
Short-term debt[2]	8	8	1	1
Long-term debt[2]	3	3	4	4
Embedded derivatives on reinsurance	—	—	23	23

[1] Certain amounts included in Funding agreements without fixed maturities and deferred annuities are also reflected within the Guaranteed benefit derivatives section of the table above.
[2] Included in Other Liabilities on the Consolidated Balance Sheets.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the classification of financial instruments which are not carried at fair value on the Consolidated Balance Sheets:

Financial Instrument	Classification
Mortgage loans on real estate	Level 3
Policy loans	Level 2
Other investments	Level 2
Funding agreements without fixed maturities and deferred annuities	Level 3
Funding agreements with fixed maturities	Level 2
Supplementary contracts, immediate annuities and other	Level 3
Deposit liabilities	Level 3
Short-term debt and Long-term debt	Level 2

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

5. Deferred Policy Acquisition Costs and Value of Business Acquired

The following table presents a rollforward of DAC and VOBA for the periods indicated:

		DAC		VOBA		Total
Balance at January 1, 2018	$	385	$	367	$	752
Deferrals of commissions and expenses		55		6		61
Amortization:						
Amortization, excluding unlocking		(75)		(72)		(147)
Unlocking [1]		(26)		13		(13)
Interest accrued		35		39 [2]		74
Net amortization included in the Consolidated Statements of Operations		(66)		(20)		(86)
Change in unrealized capital gains/losses on available-for-sale securities		162		198		360
Balance as of December 31, 2018		536		551		1,087
Deferrals of commissions and expenses		43		6		49
Amortization:						
Amortization, excluding unlocking		(72)		(66)		(138)
Unlocking [1]		2		(2)		—
Interest accrued		35		38 [2]		73
Net amortization included in the Consolidated Statements of Operations		(35)		(30)		(65)
Change in unrealized capital gains/losses on available-for-sale securities		(256)		(222)		(478)
Balance as of December 31, 2019		288		305		593
Impact of ASU 2016-13		2		—		2
Deferrals of commissions and expenses		56		3		59
Amortization:						
Amortization, excluding unlocking		(84)		(76)		(160)
Unlocking [1]		(5)		(94)		(99)
Interest accrued		35		32 [2]		67
Net amortization included in the Consolidated Statements of Operations		(54)		(138)		(192)
Change in unrealized capital gains/losses on available-for-sale securities		(170)		(130)		(300)
Balance as of December 31, 2020	$	122	$	40	$	162

[1] DAC/VOBA unlocking includes the impact of annual review of assumptions which typically occurs in the third quarter; and retrospective and prospective unlocking. Additionally, the 2018 amounts include unfavorable unlocking of DAC and VOBA of $25 and $26, respectively, associated with an update to assumptions related to customer consents of changes to guaranteed minimum interest rate provisions.

[2] Interest accrued at the following rates for VOBA: 5.5% to 7.0% during 2020, 2019 and 2018.

The estimated amount of VOBA amortization expense, net of interest, during the next five years is presented in the following table. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results and/or changes in best estimates of future results.

Year		Amount
2021	$	25
2022		23
2023		21
2024		17
2025		14

Table of Contents
Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

6.   Guaranteed Benefit Features

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2020 and 2019, the account value for the separate account contracts with guaranteed minimum benefits was $46.9 billion and $40.0 billion, respectively. The additional liability recognized related to minimum guarantees as of December 31, 2020 and 2019 was $57 and $26, respectively.

The aggregate fair value of fixed income securities and equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2020 and 2019 was $9.2 billion and $8.2 billion, respectively.

7.   Reinsurance

As of December 31, 2020, the Company has reinsurance treaties with 4 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. The Company previously had an agreement with one of its affiliates, Security Life of Denver International ("SLDI"), which was accounted for under the deposit method of accounting. This agreement was recaptured in Q1 2020. Refer to the *Related Party Transactions* Note for further detail.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance agreement. As of December 31, 2020 and 2019, the Company had $1.2 billion and $1.3 billion, respectively, related to Reinsurance recoverable from the subsidiary of Lincoln.

Premiums receivable and reinsurance recoverable was comprised of the following as of the dates indicated:

	December 31,	
	2020	2019
Reinsurance recoverable, net of allowance for credit losses	$ 1,219	$ 1,304
Total	$ 1,219	$ 1,304

For the years ended December 31, 2020 and 2019, premiums, net of reinsurance were $32 and $31, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

8.   Capital Contributions, Dividends and Statutory Information

Connecticut insurance law imposes restrictions on a Connecticut insurance company's ability to pay dividends to its parent. These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the Connecticut Insurance Commissioner.

Under Connecticut insurance law, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (1) ten percent (10%) of VRIAC's earned statutory surplus at the prior year end or (2) VRIAC's prior year statutory net gain from operations. Connecticut law also prohibits a Connecticut insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2020, VRIAC declared and paid ordinary dividends to its Parent in the aggregate amount of $294. During the year ended December 31, 2019, VRIAC paid an ordinary dividend in the amount of $396 to its Parent.

On March 27, 2020, VFP paid a $20 dividend to VRIAC, its parent; on June 18, 2020, VFP paid a $15 dividend to VRIAC; on September 25, 2020, VFP paid a $20 dividend to VRIAC; and on December 22, 2020, VFP paid a $20 dividend to VRIAC. During the year ended December 31, 2019, VFP paid dividends of $80 to VRIAC.

On December 31, 2020, VRA paid a $20 dividend to VRIAC, its parent.

During the years ended December 31, 2020, the Company did not receive capital contributions from our Parent. During the years ended December 31, 2019, the Company received capital contributions of $57 from our Parent.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Department. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the National Association of Insurance Commissioners ("NAIC"), to RBC requirements, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Department. Statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Department, the entire amount or a portion of an insurance company's asset balance can be non-admitted depending on specific rules regarding admissibility. The most significant non-admitted assets of the Company are typically a portion of deferred tax assets in excess of prescribed thresholds.

Statutory net income was $299, $325 and $377, for the years ended December 31, 2020, 2019 and 2018, respectively. Statutory capital and surplus was $2.0 billion as of December 31, 2020 and 2019.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

9.   **Accumulated Other Comprehensive Income (Loss)**

Shareholder's equity included the following components of AOCI as of the dates indicated.

		December 31,				
		2020		**2019**		**2018**
Fixed maturities, net of impairment	$	3,430	$	2,113	$	127
Derivatives		73		117		140
DAC/VOBA and Sales inducements adjustments on available-for-sale securities		(855)		(551)		(73)
Premium deficiency reserve adjustment		(434)		(211)		(51)
Other		2		—		—
Unrealized capital gains (losses), before tax		2,216		1,468		143
Deferred income tax asset (liability)		(337)		(180)		(39)
Unrealized capital gains (losses), after tax		1,879		1,288		104
Pension and other postretirement benefits liability, net of tax		3		4		4
AOCI	$	1,882	$	1,292	$	108

[1] Gains and losses reported in AOCI from hedge transactions that resulted in the acquisition of an identified asset are reclassified into earnings in the same period or periods during which the asset acquired affects earnings. As of December 31, 2020, the portion of the AOCI that is expected to be reclassified into earnings within the next twelve months is $22.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, including the reclassification adjustments recognized in the Consolidated Statements of Operations were as follows for the periods indicated:

	Year Ended December 31, 2020		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ 1,309	$ (275)	$ 1,034
Other	2	—	2
Impairments	—		—
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	8	(2)	6
DAC/VOBA and Sales inducements	(302) [1]	63	(239)
Premium deficiency reserve adjustment	(224)	47	(177)
Change in unrealized gains/losses on available-for-sale securities	793	(167)	626
Derivatives:			
Derivatives	(22) [2]	5	(17)
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(23)	5	(18)
Change in unrealized gains/losses on derivatives	(45)	10	(35)
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(1) [3]	—	(1)
Change in pension and other postretirement benefits liability	(1)	—	(1)
Change in Other comprehensive income (loss)	$ 747	$ (157)	$ 590

(1) See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
(2) See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
(3) See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2019					
	Before-Tax Amount		Income Tax		After-Tax Amount	
Available-for-sale securities:						
Fixed maturities	$	1,995	$	(419)	$	1,576
Other		—		—		—
Impairments		1		—		1
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations		(11)		2		(9)
DAC/VOBA and Sales inducements		(479) [1]		100		(379)
Premium deficiency reserve adjustment		(160)		33		(127)
Change in unrealized gains/(losses) on available-for-sale securities		1,346		(284)		1,062
Derivatives:						
Derivatives		1 [2]		—		1
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations		(23)		5		(18)
Change in unrealized gains/(losses) on derivatives		(22)		5		(17)
Pension and other postretirement benefits liability:						
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations		(1) [3]		3		2
Change in pension and other postretirement benefits liability		(1)		3		2
Change in Other comprehensive income (loss)	$	1,323	$	(276)	$	1,047

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2018		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ (1,401)	$ 299 (4)	$ (1,102)
Other	(5)	1	(4)
Impairments	8	(2)	6
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	69	(14)	55
DAC/VOBA and Sales inducements	360 (1)	(76)	284
Premium deficiency reserve adjustment	64	(13)	51
Change in unrealized gains/losses on available-for-sale securities	(905)	195	(710)
Derivatives:			
Derivatives	40 (2)	(8)	32
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(24)	5	(19)
Change in unrealized gains/losses on derivatives	16	(3)	13
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(1) (3)	—	(1)
Change in pension and other postretirement benefits liability	(1)	—	(1)
Change in Other comprehensive income (loss)	$ (890)	$ 192	$ (698)

[1] See the Deferred Policy Acquisition Costs and Value of Business Acquired Note to these Consolidated Financial Statements for additional information.
[2] See the Derivative Financial Instruments Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.
[4] Amount includes $9 valuation allowance. See the Income Taxes Note these Consolidated Financial Statements for additional information.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

10.   Income Taxes

Income tax expense (benefit) consisted of the following for the periods indicated:

	Year Ended December 31,		
	2020	**2019**	**2018**
Current tax expense (benefit):			
Federal	$ 6	$ 9	$ 3
Total current tax expense	6	9	3
Deferred tax expense (benefit):			
Federal	(20)	23	58
Total deferred tax expense (benefit)	(20)	23	58
Total income tax expense (benefit)	$ (14)	$ 32	$ 61

Income taxes were different from the amount computed by applying the federal income tax rate to Income (loss) before income taxes for the following reasons for the periods indicated:

	Year Ended December 31,		
	2020	**2019**	**2018**
Income (loss) before income taxes	$ 152	$ 332	$ 506
Tax rate	21.0 %	21.0 %	21.0 %
Income tax expense (benefit) at federal statutory rate	32	70	106
Tax effect of:			
Dividends received deduction	(37)	(35)	(49)
Valuation allowance	—	—	9
Tax Attributes	(8)	(4)	—
Other	(1)	1	(5)
Income tax expense (benefit)	$ (14)	$ 32	$ 61
Effective tax rate	(9.2)%	9.6 %	12.1 %

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of the dates indicated, are presented below.

	December 31,	
	2020	2019
Deferred tax assets		
Insurance reserves	$ 112	$ 107
Investments	9	23
Compensation and benefits	60	57
Other assets	35	34
Total gross assets	216	221
Deferred tax liabilities		
Net unrealized investment (gains) losses	(645)	(424)
Deferred policy acquisition costs	(10)	(101)
Total gross liabilities	(655)	(525)
Net deferred income tax asset (liability)	$ (439)	$ (304)

Valuation allowances are provided when it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2020 and 2019, the Company had no valuation allowance. However, the application of intra-period tax allocation rules to benefits associated with capital deferred tax assets resulted in a valuation allowance as of December 31, 2020 and 2019 of $128 and $128, respectively, in continuing operations, offset by a corresponding benefit in Other comprehensive income.

Tax Sharing Agreement

As of December 31, 2020 and 2019, the Company had a receivable from Voya Financial of $5 and $9, respectively, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of Voya Financial. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC 740) as if the Company were a separate taxpayer rather than a member of Voya Financial's consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. If the Company instead were to follow a separate taxpayer approach without any exceptions, there would be no impact to income tax expense (benefit) for the periods indicated above. However, any current tax benefit related to the Company's tax attributes realized by virtue of its inclusion in the consolidated tax return of Voya Financial would have been recorded directly to equity rather than income. Under the tax sharing agreement, Voya Financial will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Unrecognized Tax Benefits

The Company had no unrecognized tax benefits as of December 31, 2020 and December 31, 2019.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2020 and December 31, 2019.

Tax Regulatory Matters

For the tax years 2018 through 2020, Voya Financial, Inc. participated in the Internal Revenue Service ("IRS") Compliance Assurance Process ("CAP"), which is a continuous audit program provided by the IRS. The IRS finalized the audit of Voya Financial, Inc. for the period ended December 31, 2018. For the periods ended December 31, 2019 and December 31, 2020, the IRS has determined that Voya Financial, Inc. would be in the Compliance Maintenance Bridge ("Bridge") phase of CAP. In the Bridge phase, the IRS does not intend to conduct any review or provide any letters of assurance for the tax year.

Tax Legislative Matters

The Coronavirus Aid, Relief and Economic Security ("CARES") Act, which became effective on March 27, 2020, and the Consolidated Appropriations Act, which became effective on December 27, 2020, have not had any material impact on corporate income taxes.

11.   Benefit Plans

Defined Benefit Plan

Voya Services Company sponsors the Voya Retirement Plan (the "Retirement Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.

The Retirement Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). Beginning January 1, 2012, the Retirement Plan adopted a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible compensation. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash pension balance benefit is portable; participants can take it if they leave the Company.

The costs allocated to the Company for its employees' participation in the Retirement Plan were $11, $11 and $11 for the years ended December 31, 2020, 2019 and 2018, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

Voya Services Company sponsors the Voya Savings Plan (the "Savings Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria ("Career Agents"). The Savings Plan is a tax qualified defined contribution plan. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. Voya Services Company matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule. Contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The costs allocated to the Company for the Savings Plan were $17, $15 and $15, for the years ended December 31, 2020, 2019 and 2018, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Non-Qualified Retirement Plans

The Company, in conjunction with Voya Services Company, offers certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants began accruing benefits under Voya Services SERPs. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The Company, in conjunction with Voya Services Company, sponsors the Pension Plan for Certain Producers of Voya Retirement Insurance and Annuity Company (the "Agents Non-Qualified Plan"). This plan covers Career Agents. The Agents Non-Qualified Plan was frozen effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and Voya Services Company. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following table summarizes the benefit obligations for the SERPs and Agents Non-Qualified Plan as of December 31, 2020 and 2019:

	Year Ended December 31,	
	2020	**2019**
Change in benefit obligation:		
Benefit obligation, January 1	$ 82	$ 80
Interest cost	3	3
Benefits paid	(6)	(5)
Actuarial (gains) losses on obligation	5	4
Benefit obligation, December 31	$ 84	$ 82

Amounts recognized on the Consolidated Balance Sheets in Other liabilities and in AOCI were as follows as of December 31, 2020 and 2019:

	December 31,	
	2020	**2019**
Accrued benefit cost	$ (84)	$ (82)
Accumulated other comprehensive income (loss):		
Prior service cost (credit)	—	—
Net amount recognized	$ (84)	$ (82)

Assumptions

The discount rate used in the measurement of the December 31, 2020 and 2019 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2020	2019
Discount rate	2.67 %	3.36 %

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the SERPs and Agents Non-Qualified Plan.

The weighted-average discount rate used in calculating the net pension cost was as follows:

	2020	2019	2018
Discount rate	3.36 %	4.46 %	3.85 %

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan were as follows for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,					
	2020		2019		2018	
Interest cost	$	3	$	3	$	3
Amortization of prior service cost (credit)		—		—		(1)
Net (gain) loss recognition		5		4		(4)
Net periodic (benefit) cost	$	8	$	7	$	(2)

Expected Future Benefit Payments

The following table summarizes the expected benefit payments related to the SERPs and Agents Non-Qualified Plan for the years indicated:

2021	$	6
2022		6
2023		6
2024		6
2025		5
2026-2029		25

In 2021, the Company is expected to contribute $6 to the SERPs and Agents Non-Qualified Plan.

Share Based Compensation Plans

Certain employees of the Company participate in the 2013, 2014 and 2019 Omnibus Employee Incentive Plans ("the Omnibus Plans") sponsored by Voya Financial. The Omnibus Plans each permit the granting of a wide range of equity-based awards, including restricted stock units ("RSUs"), performance share units ("PSUs"), and stock options.

The Company was allocated compensation expense from Voya Financial of $27, $31 and $29 for the years ended December 31, 2020, 2019 and 2018, respectively.

The Company recognized tax benefits of $6, $7 and $6 for the years ended 2020, 2019 and 2018, respectively.

All excess tax benefits and tax deficiencies related to share-based compensation are reported in Net Income.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Other Benefit Plans

In addition, the Company, in conjunction with Voya Services Company, sponsors the following benefit plans:

- The Voya 401(k) Plan for VRIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the Voya 401(k) Plan for VRIAC Agents was filed with the IRS on January 1, 2014. A favorable determination letter was received dated August 28, 2014.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Prior to April 1, 2017, coverage for Medicare eligible retirees was provided through a fully insured Medicare Advantage plan. Effective April 1, 2017, the fully insured Medicare Advantage Plan was replaced with access to individual coverage through a private exchange. The Company's premium subsidy ended and was replaced with a monthly HRA contribution. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The Voya Financial Deferred Compensation Savings Plan, which is a non-qualified deferred compensation plan that includes a 401(k) excess component.

The benefit charges incurred by the Company related to these plans were immaterial for the years ended December 31, 2020, 2019, and 2018.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

12.   Commitments and Contingencies

Leases

All of the Company's expenses for leased and subleased office properties are paid for by an affiliate and allocated back to the Company, as all remaining operating leases were executed by Voya Services Company as of December 31, 2008, which resulted in the Company no longer being party to any operating leases. For the years ended December 31, 2020, 2019 and 2018, rent expense for leases was $5, $5 and $5, respectively.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. As of December 31, 2020 the Company had off-balance sheet commitments to acquire mortgage loans of $50 and purchase limited partnerships and private placement investments of $565.

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, letter of credit ("LOC") and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of the dates indicated:

	December 31,			
	2020		**2019**	
Fixed maturity collateral pledged to FHLB[1]	$	997	$	1,087
FHLB restricted stock[2]		44		44
Other fixed maturities-state deposits		14		14
Cash and cash equivalents		4		5
Securities pledged[3]		220		828
Total restricted assets	$	1,279	$	1,978

[1] Included in Fixed maturities, available for sale, at fair value, on the Consolidated Balance Sheets.
[2] Included in Other investments on the Consolidated Balance Sheets.
[3] Includes the fair value of loaned securities of $143 and $715 as of December 31, 2020 and 2019, respectively. In addition, as of December 31, 2020 and 2019, the Company delivered securities as collateral of $77 and $113, respectively. Loaned securities and securities delivered as collateral are included in Securities pledged on the Consolidated Balance Sheets.

Federal Home Loan Bank Funding

On January 18, 2018, the Company became a member of the Federal Home Loan Bank of Boston ("FHLB"). The Company is required to pledge collateral to back funding agreements issued to the FHLB. As of December 31, 2020, the Company had $795 in non-putable funding agreements, which are included in Future policy benefits and contract owner account balances on the Consolidated Balance sheets. As of December 31, 2020, assets with a market value of approximately $997 collateralized the FHLB funding agreements. Assets pledged to the FHLB are included in Fixed maturities, available for sale, at fair value on the Consolidated Balance Sheets.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Litigation, Regulatory Matters and Loss Contingencies

Litigation, regulatory and other loss contingencies arise in connection with the Company's activities as a diversified financial services firm. The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonably possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters.

The outcome of a litigation or regulatory matter is difficult to predict and the amount or range of potential losses associated with these or other loss contingencies requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters, litigation and other loss contingencies.

While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that neither the outcome of pending litigation and regulatory matters, nor potential liabilities associated with other loss contingencies, are likely to have such an effect. However, given the large and indeterminate amounts sought in certain litigation and the inherent unpredictability of all such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters, or liabilities arising from other loss contingencies, could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the unaccrued amounts of the reasonably possible range of losses. As of December 31, 2020, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters as of such date, not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

Finally, industry wide, life insurers continue to be exposed to class action litigation related to the cost of insurance rates and periodic deductions from cash value. Common allegations include that insurance companies have breached the terms of their universal life insurance policies by establishing or increasing the cost of insurance rates using cost factors not permitted by the contract, thereby unjustly enriching themselves. This litigation is generally known as cost of insurance litigation.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

13.   Related Party Transactions

Operating Agreements

VRIAC has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Investment Advisory agreement with Voya Investment Management LLC ("VIM"), an affiliate, in which VIM provides asset management, administrative and accounting services for VRIAC's general account. VRIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2020, 2019 and 2018, expenses were incurred in the amounts of $73, $68 and $65, respectively.

- Services agreements with Voya Services Company and other insurance and non-insurance company affiliates for administrative, management, financial and information technology services. For the years ended December 31, 2020, 2019 and 2018, expenses were incurred in the amounts of $458, $443 and $379, respectively.

- Intercompany agreement with VIM, as amended pursuant to which VIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues VIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2020, 2019 and 2018, revenue under the VIM intercompany agreement was $57, $59 and $63, respectively.

- Variable annuity, fixed insurance and mutual fund products issued by VRIAC are sold by Voya Financial Advisors, an affiliate of VRIAC. For the years ended December 31, 2020, 2019 and 2018 commission expenses incurred by VRIAC were $81, $82 and $79, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

As disclosed in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements, DSL was divested as part of the 2018 Transaction. DSL had certain intercompany agreements whereby it generated revenues and expenses with affiliated entities related to underwriting, distribution, investment advisory and administrative services. For the years ended December 31, 2018, commissions were collected in the amount of $69 and paid in turn to broker-dealers. In addition, for the years ended December 31, 2018, revenues earned and expenses incurred were $27 and $26, respectively.

Reinsurance Agreements

In March 2020, the Company recaptured an automatic reinsurance agreement entered into in 2012 with its affiliate, SLDI, to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. Under the terms of the agreement, the Company reinsured to SLDI, on an indemnity reinsurance basis, a quota share of its liabilities on certain contracts. The agreement was accounted for under the deposit method. As of December 31, 2019, the Company had deposit assets of $36 and deposit liabilities of $76, related to this agreement which were included in Other assets and Other liabilities, respectively on the Consolidated Balance Sheet, The recapture resulted in a loss of $20 that was recorded in the Consolidated Statements of Operations for the year ended December 31, 2020.

Additionally, VRIAC entered in 2014 into a coinsurance agreement with Langhorne I, LLC ("Langhorne"), an affiliated captive reinsurance company, to manage reserve and capital requirements in connection with a portion of its Stabilizer and Managed Custody Guarantee business. Effective January 1, 2018, the Company recaptured the coinsurance agreement and recorded a $74 pre-tax gain on the recapture which was reported in Operating expenses in the Consolidated Statement of Operations for the year ended December 31, 2018.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Investment Advisory and Other Fees

VFP acts as a distributor of insurance products issued by its affiliates, which may in turn invest in mutual funds products issued by certain of its affiliates. For each of the years ended December 31, 2020, 2019 and 2018, distribution revenues received by VFP related to affiliated mutual fund products were $26, $27, and $27.

Financing Agreements

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with Voya Financial, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2021, either party can borrow from the other up to 3.0% of the Company's statutory admitted assets as of the preceding December 31. During the years ended December 31, 2020, 2019, and 2018, interest on any borrowing by either the Company or Voya Financial was charged at a rate based on the prevailing market rate for similar third-party borrowings for securities.

Under this agreement, the Company incurred and earned immaterial interest expense and interest income of $5, $2 and $0 for the years ended December 31, 2020, 2019 and 2018. Interest expense and income are included in Operating expenses and Net investment income, respectively, in the Consolidated Statements of Operations. As of December 31, 2020, the Company had an outstanding receivable of $653 and VIPS had a $7 outstanding payable. As of December 31, 2019, the Company had an outstanding receivable of $69 and no outstanding payable from/to Voya Financial under the reciprocal loan agreement.

Note with Affiliate

On December 29, 2004, VIAC issued a surplus note in the principal amount of $175 (the "Note") scheduled to mature on December 29, 2034, to VRIAC. The Note bears interest at a rate of 6.26% per year. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. For the year ended December 31, 2020 and 2019, the Company earned no affiliate interest income on this Note. Interest income was $5 for the years ended December 31, 2018. As of June 1, 2018, VIAC ceased to be an affiliate of the Company following the closing of the 2018 Transaction as disclosed in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements. The investment in surplus notes is reported in Fixed maturities, available-for-sale on the Company's Consolidated Balance Sheet as of December 31, 2020 and 2019.